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03022618

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ranbaxy Laboratories

*CURRENT ADDRESS

**FORMER NAME


PROCESSED JUN 19 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3821 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03

RANBAXY
LABORATORIES LIMITED

Annual Report 2002



Harnessing the power of one

At Ranbaxy, ONE is not merely a word, but a sacrosanct work philosophy. On one hand, it denotes individualism and on the other, it represents oneness, teamwork, unity... with respect for each individual. And the mission to become a Research-based International Pharmaceutical Company is driven by a strong emphasis on employee empowerment at every level. Encouraging entrepreneurship, practising delegation, rewarding commitment and creating opportunities for every single team member... a family of over 8000 individuals with a collective passion for exploring new frontiers of knowledge and success.

This highly empowered ONE team is set out to traverse the most challenging path towards realising the Vision for 2012 - Vision GARUDA... the aspiration to achieve significant business in proprietary products by 2012, with a strong presence in advanced markets. This team stands committed to Galvanise Aspirations for Ranbaxy's Unceasing Growth in the Decade Ahead by Harnessing the power of ONE.

Milestones- 2002

February

- Ranbaxy receives approval for launching the Anti-asthma compound- Montelukast, in India; first approval granted to any company for this product; Product launched under brand name 'Romilast'
- Ranbaxy receives manufacturing and marketing approval from the US FDA for Cefuroxime Axetil 125 mg (base), 250 mg (base) and 500 mg (base) Tablets; first approval granted to any generic company for this product

March

- Ranbaxy receives approval from the US FDA to market Midazolam Hydrochloride Syrup, 2 mg (base) / ml

May

- Ranbaxy's India Region embarks on a major restructuring exercise; Business constituted under two operating hubs in Delhi and Mumbai, respectively
- Ranbaxy files an Investigational New Drug (IND) application of its molecule, RBx 7644 (Ranbezolid), an extended spectrum Oxazolidinone, with the Drugs Controller General of India (DCGI)

June

- Ranbaxy receives approval from the US FDA to manufacture and market Cefpodoxime Proxetil for Oral Suspension 50 mg (base) / 5 ml and 100 mg (base) / 5 ml
- Ranbaxy acquires the Cardiovascular Brand, Veratide, in Germany from Procter & Gamble
- Ranbaxy and Schwarz Pharma AG, Germany, enter into a licensing deal for Ranbaxy's New Chemical Entity, RBx 2258, for the treatment of Benign Prostate Hyperplasia (BPH). Schwarz Pharma obtains the exclusive rights to develop, market and distribute the product in USA, Japan & Europe, while Ranbaxy retains rights to all other markets

July

- Ranbaxy receives approval from the US FDA to manufacture and market Lisinopril + Hydrochlorothiazide Tablets U.S.P., 10/12.5 mg 20 / 12.5 mg, and 20 / 25 mg
- Ranbaxy Anti-AIDs drugs, Zidovudine 300 mg Tablets, Nevirapine 200 mg Tablets, Lamivudine 150 mg Tablets and Lamivudine 150 + Zidovudine 300 mg Tablets, granted approval by the World Health Organisation (WHO)
- Ranbaxy files an IND application for Intravenous (IV) use of its molecule, RBx 7644 (Ranbezolid), with the Drugs Controller General of India (DCGI)
- Ranbaxy acquires a liquid manufacturing facility from New York-based Signature Pharmaceuticals Inc

August

- Ranbaxy receives approval from the US FDA to manufacture and market Terazosin Hydrochloride Capsules, 1 mg, 2 mg, 5 mg and 10 mg

September

- Ranbaxy Nigeria achieves sales of Naira 1 Bn, a 100% increase in less than two years
- Ranbaxy receives US FDA approval for Amoxicillin and Clavulanate Potassium 875 mg / 125 mg Tablets, the generic version of Antibiotic Augmentin
- Ranbaxy and Nippon Chemiphar Co. Ltd. (NC) and Nihon Pharmaceutical Industry Co. Ltd. (NPI), Japan, enter into a business alliance agreement to launch Ranbaxy's ethical and Drug Delivery System (DDS) based products and generic products in Japan and to manufacture and launch NC's existing products in overseas markets
- Ranbaxy launches the Ranbaxy Global Consumer Healthcare business heralding the Company's entry into the Indian OTC (Over-The-Counter) market



- Ranbaxy receives approval from DCGI to conduct Phase-I clinical trials for RBx 7796 (Anti-asthma)
- Ranbaxy enters into an alliance with Aventis for exclusive promotion of Verorab by Ranbaxy with co-promotion of 5 other Aventis vaccine products

- Ranbaxy receives approval from the US FDA to manufacture and market Amoxicillin Oral Suspension USP, 200 mg/5 ml and 400 mg/ 5 ml
- The US FDA approves Bayer's Antibiotic product Cipro XR (Ciprofloxacin 500 mg Extended-Release Tablets), developed on the basis of a technology licensed from Ranbaxy
- Ranbaxy granted approval by the US FDA to manufacture and commercialise Isotretinoin, 10 mg, 20 mg, and 40 mg Capsules

Contents





One Vision



Chairman's Message

Dear Shareholders,

The Business Year 2002 has been, in many respects, an important defining year in the evolution of your Company into an International Research-based Pharmaceutical Company, in accordance with the vision evolved by the Management under the leadership of Late Dr. Parvinder Singh, former Chairman & Managing Director.

Business Performance

Net Consolidated Global Sales of your Company increased to Rs. 37.14 Bn in 2002, from Rs. 26.85 Bn in 2001, reflecting a growth of 38%, while Consolidated Global Profit after tax rose to Rs. 6.48 Bn in 2002, from Rs. 2.63 Bn in 2001, an increase of 146%.

The maximum contribution to the global performance, marked by sharp increase in sales, as well as profits, came from the US market, where sales rose to US$ 296 Mn in 2002, from US$ 113 Mn in 2001, representing an increase of 162% and forming 39% (highest) share of the Net Consolidated Global Sales of your Company. Cefuroxime Axetil launched in the first quarter of 2002, became the first US$ 100 Mn product of your Company. For this success, several focused and energetic teams comprising Ranbaxians in Research & Development, Business, Marketing, Manufacturing, Distribution and Legal (patent litigation) functions were collectively responsible. The sales of your Company also showed commendable growth in other important markets, like Brazil and the United Kingdom. Of the other territories, while Malaysia performed well, China showed signs of sluggishness, particularly due to price erosion in the area of Anti-infective products sold to public hospitals. Export of Anti-retrovirals for AIDS control to African countries showed good growth.

Share of export sales rose sharply to 64% of total sales of your Company in 2002 (2001 : 50%). Your Company continues to be the largest exporter of drugs and pharmaceuticals out of India.

On the whole, the effective, high-calibre leadership provided by the CEO, along with his core team, and supported by motivated and competent staff at all levels of the Organisation, deserve strong commendation.

Research & Development

The future progress of your Company will depend critically on the quality of its Research and Development efforts. Between 1996-97 and 2002, the total outlay on R&D was Rs. 5.46 Bn, comprising Rs. 1.05 Bn of Capital and Rs. 4.41 Bn of Revenue Expenditure. Regulatory Expenditure involved in filing ANDAs and Investigational New Drug (IND) applications, which used to be amortised over five years from the year of launch of the products, is now being charged to revenue in the year in which it is incurred, as per the revised accounting policy of your Company.

The number of scientists working in your Company's R&D organisation has risen from 274 in 1996-97, to 581 in 2002. Significant R&D milestones in the year 2002, include the out-licensing of RBx 2258 molecule for treatment of BPH to Schwarz Pharma AG of Germany, under which the licensee will have the exclusive rights to develop, market and distribute its dosage forms in USA, Japan and Europe, while Ranbaxy has retained the rights for all other markets. The commercial launch in 2003, by Bayer of Cipro-OD (500 mg), licensed by your Company to them in 1999, marks a major success of the Novel Drug Discovery Systems (NDDS) initiatives of your Company, that should earn significant revenue in the years ahead. The Anti-bacterial IND RBx 7644 (Ranbezolid) for treating hospital infections, has also been taken up for Stage I clinical trials in the United Kingdom.

During 2002, Dr. Rashmi Barbhaiya, who comes with strong research credentials, joined your Company and succeeded Dr. J. M. Khanna as President of R&D, upon his retirement on July 31, 2002, after 23 years of distinguished service. Efforts are currently underway for forging effective networking arrangements with international research platforms, for optimising deliverables and generating revenue returns from the R&D competencies of your Company.

Manufacturing, Quality Assurance and Supply Chain

All the therapeutic products manufactured by your Company have to comply with stringent quality control and quality assurance parameters laid down by both national and international regulatory authorities, such as the Food & Drug Administration (FDA) of USA and the Medicines Control Agency (MCA) of UK and other regulatory agencies in Europe and other major markets; great responsibility, therefore, devolves on all our people working in manufacturing, environment & safety, quality assurance, procurement and distribution functions, to consistently maintain the highest degree of compliance with Good Manufacturing Practices (GMPs), technical specifications and approved processes at all stages of manufacturing, packaging, storage and distribution, as also for purchase of raw materials, intermediates and other ingredients. All our people in these functions deserve to be warmly congratulated for complying with the stringent requirements throughout the Business Year 2002.



Quality Assurance



Fermentation Laboratory

Product Portfolio

In consultation with the business and marketing managements of our major markets globally, careful selection of new products to be added to your Company's portfolio is undertaken by an Apex Committee headed by the CEO. As a result, your Company's presence in chronic disease segments, such as Cardiology, Neurology and Diabetes, etc., is becoming more significant as compared to acute therapy areas involving Anti-infectives. In this context, special credit is due to our team in USA and the R&D organisation for identifying important products, such as Cefuroxime Axetil, which has given a sharp boost to the sales performance of your Company, as also, generic Augmentin and Isotretinoin, which have good potential for the US market.

Vision GARUDA

It is noteworthy that during 2002, your Company has evolved a 10-year vision till 2012, for sustaining significant growth consistent with its Mission to be an International Research-based Pharmaceutical Company, under the rubric 'Vision GARUDA', with increasing emphasis on Novel Drug Delivery Systems Research (NDDS) and Drug Discovery Research (DDR). In-licensing and out-licensing, relationships with other important pharmaceutical entities, expansion of manufacturing facilities both in India and at strategic overseas locations, revamping of organisational structures to cater to the wider and more dispersed span of operations, and streamlining & standardising business processes throughout the global organisation, are other areas that will receive focus and attention of the Management on priority.

Human Resources

Your Company is assigning greater focus to matters concerning optimal management of its Human Resources, which are at the core for value-creation. For the global organisation, recruiting functionaries in various disciplines with the requisite competence, skill-sets and motivation levels, enhancing their skills through regular training, charting out their career development paths in consultation with the personnel concerned, maintaining competitive levels of compensation, encouraging excellence with performance-based bonuses & incentives and strengthening commitment to ethical integrity as a non-negotiable requirement for all Ranbaxians, are some of the areas your Company will be striving to strengthen further, on a priority basis.

Corporate Governance

As mentioned on earlier occasions, I am happy to inform you that under the Corporate Governance Code adopted by your Company on June 8, 1999, four committees of the Board, namely Management, Audit, Finance and Science, comprising Non-Executive Directors, held meetings on a fairly regular basis during the year 2002. They dealt with a number of important policy issues and carried out reviews of important facets of the global operations, as also made recommendations to the Board.

The Internal Audit function has been strengthened further. Likewise, the Legal and Secretarial functions have been fortified with the induction of a Vice President who continues to make significant contributions to enhance the effectiveness of all matters requiring legal inputs, containing litigation costs and ensuring compliance with legal requirements across various jurisdictions. A number of Standard Operating Procedures have been issued in respect of various business processes during the year, commensurate with the emerging profile and complexities of the global organisation.

Shareholder / Stakeholder feedback

Consistent with our core commitment to the values of ethical integrity and robust professionalism throughout the Ranbaxy Organisation, we would welcome feedback from shareholders and stakeholders to facilitate identification and recognition of any deficiencies and for taking appropriate measures in this regard.

Conclusion

I have no doubt that with the ethical integrity and strong commitment displayed by the over 8000-strong staff of Ranbaxy, operating in various territories and jurisdictions around the world, backed up by the high quality of leadership at the corporate level, your Company will continue to cross new milestones of progress and enhance value for the shareholders, in the years ahead.



Tejendra Khanna
Chairman
May 7, 2003



CEO & MD's Message

Dear Shareholders,

There is a renewed sense of excitement and pride across Ranbaxy, as we reflect upon the year gone by. We are within striking distance of the Billion-dollar Vision we had set for ourselves for 2004. The business events of each passing year, and the last was no exception, seem to amplify our chances of realising our vision. As we move sure-footed, towards becoming a Research-based International Pharmaceutical Company, we smell the compelling call of success.

The roots of this success lie in the choices we made a decade ago. The first clear strategic choice of aspiring to be international, rather than pursuing exports from India, has helped us create a robust international business operation that comprises several markets and provides us with a platform for future expansion. The inexorable force of our internationalisation strategy ensures presence in a portfolio of markets and helps us gain proximity to people who make us what we are – our customers. Our other choice of emphasising on innovation and research is beginning to reap rich dividends in the form of intellectual wealth and reputation in the global pharmaceutical arena.

While our strategy of internationalisation will drive our success, investments in building a basic infrastructure for innovative research will orchestrate our march forward.

Coming to the year gone by (2002), there were many noteworthy milestones that were achieved:

- The United States propelled global profit and revenue growth for Ranbaxy, and our share of revenue from this market now mirrors the current global pharmaceutical market construct. Our efforts will now be increasingly focused to align our share of revenues from Europe, with its relative size in the global pharmaceutical market.
- Consistent contribution from emerging markets to the bottom line, provided us with a foundation to optimise risk across geographies. Such a portfolio gives us the confidence to pursue our aspirations of building a truly global pharmaceutical business, while providing us with a mechanism to lower our risk of international business operations.



Tablet Coating in Progress



Bio-analytical Laboratory

- The launch of Global Consumer Healthcare business heralded our entry into a new area of business that was driven by a rising trend in health consciousness among people and our desire to reach customers directly. After 2005, the consumer healthcare business will offer yet another avenue for sustaining organisational growth, especially in the Indian market. Over time, and based on our initial experience, we will expand this business to other emerging markets.

- During the year, we saw some of our innovative research efforts convert to business opportunities in markets that consistently encourage and reward creativity. This success has reinforced our commitment to innovation as a key engine of our future growth.

- We ushered in new leadership at R&D to better align the delivery of innovation, with the strategic intent of becoming a research-based organisation.

- We earned the distinction of filing the second highest number of ANDAs in the US. Strengthening our generics position further, we are focusing our efforts on exclusivity and differentiation, as we continue to enhance the throughput of new generic candidates.

- With the licensing of our new chemical entity RBx 2258, we tasted early success in our discovery research programme. There is now better visibility of assets in our research pipeline, which will continue to grow as we move forward.

These achievements bear testimony to the dedication and commitment demonstrated by our people. In the year gone by, we have done seminal work in further aligning our people behind our purpose as an organisation. To meet the needs of our rapidly evolving business environment, we have tightened the linkage of individual performance to rewards and laid out behavioural demonstrations of what constitutes strong performance. These initiatives strengthen the performance focus in the Company and build on the winning attitude that is ubiquitous across Ranbaxy.

A decade ago we dared to dream of a Ranbaxy that would become a Research-based Pharmaceutical Company. Emboldened by success and seasoned by our journey from the developing markets to an international milieu, we are setting the score for our next symphony. We believe that in the coming decade, we will be a speciality pharmaceutical company that will see a stronger presence in the advanced markets. Proprietary products will give impetus to future growth, while generics would keep the rhythm. Even as we savour the performance of another successful year, excitement and anticipation punctuate our preparation for the future - identifying new competencies we need to build, and gaps we need to bridge, to ensure another winning score.



Davinder S. Brar
CEO & Managing Director
May 7, 2003





Brand Products Division, Ranbaxy Pharmaceuticals Inc., USA

Operations Review

Ranbaxy had an excellent year, especially in terms of financial performance and also an all-round improvement in the operating parameters. Global sales grew by 38%, to reach US$ 764 Mn. There was also a richer mix, as the higher value dosage form sales were 85% of total sales, up from 76% last year.

Profitability increased sharply, with the Consolidated Earnings before Interest, Depreciation and Amortisation (EBITDA) growing by 81%, to reach US$ 181 Mn. Consolidated Profit after Tax and Minority Interests grew by 148%, to reach US$ 133 Mn. Global Return on Capital Employed (ROCE) was 38% as compared to 16% last year, and was due to better profitability, cost-saving projects and improvements in working capital.

Performance in key markets was as planned. USA operations emerged as the largest market of the Company, with sales of US$ 296 Mn, 39% of the Company's sales. As per IMS prescription data, we were ranked the second-fastest growing Company in USA. We also saw the successful launch of Cefuroxime Axetil in USA, with sales in excess of US$ 115 Mn.

In India, the business grew in line with the market, with several new product introductions and an increasing share of the business coming from the chronic business segment. The sales organisation was restructured in line with the therapy focus.

Brazil became the third-largest market for the Company in only its second year of operations and Ranbaxy Brazil was ranked amongst the top 5 generic companies in Brazil.

In China, primary sales suffered because of the large price cuts on the portfolio towards the end of 2001. With various corrective measures, secondary sales were at prior year levels and the business has had a good start in 2003.

Europe saw robust sales growth, with the United Kingdom continuing to be our largest market in the region, achieving sales of around US$ 30 Mn. In Germany, we acquired 'Veratide', a brand from Procter & Gamble.

Global Pharmaceutical Sales - Regionwise - 2002


USA 39%
API 12%
India & Middle East 24%
Europe, CIS & Africa 15%
Asia Pacific & Latin America 10%

Global Pharmaceutical Sales - Regionwise - 2001


USA 20%
API 20%
India & Middle East 33%
Europe, CIS & Africa 15%
Asia Pacific & Latin America 12%

Therapeutic Distribution of Global Pharmaceutical Dosage Forms Sales

US$ Millions

	2002				2001			
Therapeutic Segment	India	Overseas	Total	%age	India	Overseas	Total	%age
Anti-Infectives	76.8	335.5	412.3	61.7	81.9	174.2	256.1	57.7
Cardiovasculars	9.8	33.4	43.2	6.5	9.1	18.8	27.9	6.3
Central Nervous System	7.5	20.9	28.4	4.2	5.9	12.8	18.7	4.2
Dermatologicals	14.3	7.5	21.8	3.3	12.5	4.1	16.6	3.7
Gastro Intestinal Tract	15.4	34.7	50.1	7.5	11.0	25.9	36.9	8.3
Nutritionals	17.9	11.6	29.5	4.4	17.1	12.9	30.0	6.8
Orthopaedics/ Pain Management	20.4	16.7	37.1	5.6	20.5	9.0	29.5	6.6
Others	14.4	31.5	45.9	6.9	14.6	13.9	28.5	6.4
Total	176.5	491.8	668.3	100	172.5	271.7	444.2	100

A more detailed commentary on the key markets follows in the subsequent section.

An entry was made to the Consumer Health Care arena, to participate in the trends for self-medication and consumer preference for 'Naturals'. A new business unit in India with its own FMCG sales and marketing structure has been set up. The intention is to grow the business in India and subsequently expand in select overseas markets, through a mix of herbal and products from Rx stable with an OTC profile.

The results were due to the exceptional efforts of the around 8000 Ranbaxians around the globe and the ever-strengthening R&D capabilities. A detailed review of R&D follows in the subsequent section.

Dr. Brian W.Tempest

President, Pharmaceuticals



Financial Overview

The year 2002 witnessed significant improvements in operations of the Company. Net Consolidated Sales at Rs. 37.14 Bn (US$ 764 Mn*), recorded a growth of 38%. Consolidated Profit before Tax and extra-ordinary items at Rs. 7.46 Bn (US$ 153 Mn*), grew by 148%, while Consolidated Net Profit at Rs. 6.48 Bn (US$ 133 Mn*), went up by 146% in 2002.

The strong operating performance in 2002 reflects an increasing shift towards higher value add dosage forms business in overseas markets, recording a buoyant growth of 84% and constituting 62% of sales (2001: 46%). Share of overseas revenues increased to 72% (2001: 62%) mainly due to increased sales in developed markets led by USA, recording sales of US$ 296 Mn (2001: US$ 113 Mn), a robust growth of 162%. USA is now the largest market of the Company, constituting 39% (2001: 20%) of Global Revenues. Improved management of working capital, higher operating efficiencies and initiatives taken to contain costs, contributed considerably to the operating results for the year.

**Conversion to US$ at Rs. 48.59 per US$.*

Vinay Kaul
Executive Vice President,
Finance & Corporate Services



Key Parameters
Consolidated

Particulars	Unit of Measure	2002	2001
PBIDTA # to Sales	%	23.7	18.1
PBEOI # to Sales	%	20.1	11.2
PBT # to Sales	%	22.4	11.2
ROCE #	%	38.0	16.2
RONW #	%	34.8	15.5
Earning per share (Fully diluted)	Rs.	30.07	7.90
Book Value per share	Rs.	100.36@	144.86
Debt Equity Ratio	Times	0.21	0.31
Inventories	No. of Sale Days	88	100
Receivables	No. of Sale Days	79	91
Dividend	Rs. Million	2434.0	1159.0
Tax on Dividend	Rs. Million	237.6	–
Total	Rs. Million	2671.6	1159.0
Total as % of PAT#	%	42.8	46.0

\# PBIDTA – Profit before Interest, Depreciation, Tax and Amortisation

PBEOI – Profit before Extra-ordinary Items

PBT – Profit before Tax

PAT – Profit after Tax

ROCE – Return on Capital Employed

RONW – Return on Net Worth

@Post issue of Bonus Shares in the ratio of 3 for 5 in October, 2002

One Value



Corporate Governance

Guided by ONE VALUE, Ranbaxy strives to ensure high standards of integrity and business ethics, providing opportunities for growth and fostering mutually beneficial relations with its stakeholders.

1. THE COMPANY'S PHILOSOPHY ON CODE OF CORPORATE GOVERNANCE

For creation of wealth for shareholders on a sustainable and long term basis and to maximise 'total returns to shareholders', being the core of the mandate from shareholders, it is imperative for the Management to institutionalise a 'Framework of Corporate Governance and Code of Practices' as an enabling methodology to strengthen decision-making processes and organisation-wide compliance with core values of ethical integrity and reliability while enhancing effective, harmonious and transparent functioning amongst the Board of Directors, its Committees and the Executive Management to meet challenges and to make the best of opportunities in the years ahead.

Ranbaxy's first written internal Code of Corporate Governance was adopted by the Board in June 1999, well before SEBI introduced recommendatory standards for companies in India. The guidelines are reviewed and reaffirmed on an ongoing basis to ensure that the Code is observed in substance rather than in mere form.

2. BOARD OF DIRECTORS

The Board presently comprises eleven Directors including the Non-Executive Independent Chairman and three Executive Directors.

Brief profile of Non-Executive Directors :

Mr. Tejendra Khanna (64) holds Masters degrees from the Patna University and the University of California, Berkeley, USA. He joined the Indian Administrative Service and held senior positions in the Central and State Governments including Chief Secretary, Govt. of Punjab and Commerce Secretary, Govt. of India. He also served as Lt. Governor of Delhi. He joined the Board in September 1998 and was elected as Chairman in July 1999.

Mr. J. W. Balani (54) graduated from Broadhembury College in Devon & Somerset, England. He has over 35 years experience in international business. Presently, he is the Vice President and Managing Director of the Balani Group of Companies in Spain. He joined the Board in 1997.

Mr. Vivek Bharat Ram (59) holds a B.S. Industrial Engineering degree from the University of Michigan, Ann Arbor, Michigan, USA. He hails from a reputed industrialist family and is currently Senior Managing Director of DCM Benetton India Limited, Chairman of Shriram Global Enterprises Ltd. and Shriram Global Technologies & Education Limited. He joined the Board in 1992.

Dr. P. S. Joshi (55) holds a Masters degree in Cardiology & General Medicine from Maulana Azad Medical College, Delhi. He is a member of the Royal College of Physicians, UK. He has over 31 years experience in medical profession in India and abroad. He joined the Board in 1995.

Mr. Nimesh N. Kampani (56) is a fellow member of the Institute of Chartered Accountants of India. He is one of the most reputed investment and merchant banker in India and possesses vast experience in the financial services sector. He is the Chairman of the JM Morgan Stanley Group. He joined the Board in 1997.

Mr. Vivek Mehra (48) is a fellow member of the Institute of Chartered Accountants of India and has over 24 years of experience as a Chartered Accountant. His areas of specialisation are international taxation, joint venture consultancy and regulatory affairs. He is a partner of Price Waterhouse & Co. and Executive Director of Pricewaterhouse Coopers Pvt. Ltd. He joined the Board in 2001.

Mr. Harpal Singh (53) holds a B.A. (Honours) degree in Economics from the St. Stephens College, Delhi University and a Masters degree in Public Affairs from California State College of Hayward, USA. He has held senior managerial positions in the corporate sector and is an expert on corporate strategy projects and marketing. He is the Chairman of Fortis Healthcare Limited. He is related to the promoters of the Company. He joined the Board in 2000.

Mr. Surendra Daulet-Singh (60) graduated from the St. Stephens College, Delhi University. His area of expertise is human resources and commercial banking. He has held senior managerial positions in multinational banks. He is the head of executive search firm, GKR Daulet Singh. He joined the Board in 1997.

Composition as on December 31, 2002

Name of the Director	Category	Number of Directorships held in other companies	Number of Board Committee memberships held in other companies
Mr. Tejendra Khanna, *Chairman*	Non-Executive-Independent	1	1
Mr. Vivek Bharat Ram	- do -	4	–
Dr. P. S. Joshi	- do -	1	–
Mr. Nimesh N.Kampani	- do -	8	6
Mr. Surendra Daulet-Singh	- do -	1	1
Mr. Vivek Mehra	- do -	–	–
Mr. J. W. Balani	- do -	–	–
Mr. Harpal Singh *	-do-	4	2
Mr. D. S. Brar *CEO & Managing Director*	Executive	1	–
Dr. Brian W. Tempest *President – Pharmaceuticals and Whole-time Director*	-do-	4	–
Mr. V. K Kaul *Executive Vice President – Finance & Corporate Services and Whole-time Director*	- do -	6	3

*Related to promoters

The listing above excludes private, foreign and companies registered under section 25 of the Companies Act, 1956.

3. BOARD MEETINGS

Dates of Board Meetings are fixed in advance and agenda papers are circulated to Directors seven days before the meeting.

Meetings and Attendance

During the year 2002, **nine** Board Meetings were held : January 29, February 27, April 29, May 31, June 28, July 18, August 12, September 2 and October 16.

Attendance of Directors at Board Meetings and at the Annual General Meeting (AGM)

Name of the Director	No. of Board Meetings attended	Whether Attended the AGM held on June 28, 2002
Mr. Tejendra Khanna, *Chairman*	9	Yes
Mr. Vivek Bharat Ram	7	Yes
Dr. P. S. Joshi	8	Yes
Mr. Nimesh N. Kampani	2	No
Mr. Surendra Daulet-Singh	8	Yes
Mr. Vivek Mehra	8	No
Mr. Harpal Singh	9	Yes
Mr. D. S. Brar	8	Yes
Dr. Brian W. Tempest	7	Yes
Mr. V. K. Kaul	9	Yes
Mr. J. W. Balani	–	No
Mr. Tirath R. Mulchandani *	5	Yes
Mr. Amarinder Singh **	–	–
Dr. J. M. Khanna ***	6	Yes

*Retired on June 28, 2002

**Resigned effective May 13, 2002

***Retired on July 31, 2002

4. COMMITTEES OF THE BOARD

(i) Audit Committee

The Audit Committee has been constituted as per Section 292 A of the Companies Act, 1956 and the guidelines set out in the Listing Agreements with the Stock Exchanges. The terms of reference include:

- Overseeing financial reporting processes.
- Reviewing periodic financial results, financial statements and adequacy of internal control systems.
- Approving internal audit plans and reviewing the efficacy of the function.
- Discussion and review of periodic audit reports and
- Discussions with external auditors about the scope of audit including the observations of the auditors.

Minutes of meetings of the Audit Committee are circulated to members of the Committee and the Board kept apprised.

Composition and Attendance

During the year 2002, **five** meetings of the Audit Committee were held : January 29, March 22, April 29, July 18 and September 5.

Name of the Member	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	5
Mr. Vivek Bharat Ram	5
Mr. Vivek Mehra	4
Mr. Harpal Singh	5
Mr. Surendra Daulat-Singh	4
Permanent Invitees	
Mr. D. S. Brar	5
Mr. V. K. Kaul	5

Members of the Audit Committee have requisite financial and *management expertise and have held or hold senior positions in other* reputed organisations.

The Company Secretary acts as the Secretary to the Committee.

(ii) Management Committee

Terms of Reference of Management Committee include:

- Review and approval of business strategies and policies, merger and acquisition proposals and medium & short term plans.
- Review operating performance for the global organisation.
- Approval of processes and practices relating to human resources, succession planning for senior management personnel and recommending compensation of the Managing Director and Executive Directors to the Board.
- Approval of compensation policy for senior management personnel; and
- Consideration and grant of stock options to employees and Executive Directors.

Minutes of meetings of the Management Committee are circulated to members of the Committee and the Board kept apprised.

Composition and Attendance

During the year 2002, **ten** meetings of the Management Committee were held : January 10, February 27, March 22, April 12, May 3, May 31, June 14, July 23, November 29 and December 4.

Name of the Member	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	10
Mr. Vivek Bharat Ram	10
Mr. Nimesh N. Kampani	3
Mr. Harpal Singh	8
Mr. Surendra Daulat-Singh	9
Permanent Invitees	
Mr. D. S. Brar	8
Mr. V. K. Kaul	9

Remuneration Policy

The Remuneration Policy of the Company for managerial personnel is primarily based on the following criteria:

- Performance of the Company, its divisions and units.
- Track record, potential and performance of individual managers and
- External competitive environment.

Remuneration of Directors

Remuneration of Executive Directors is decided by the Board based on recommendations of the Management Committee as per the remuneration policy of the Company within the ceilings fixed by the shareholders. Remuneration of the Executive Directors for the year ended December 31, 2002 is as follows:

Executive Directors

Name of the Director	Salary & Allowances	Commission	Perquisites	Retiral Benefits*	Stock Options ** (granted on 1.4.2002)	Service Contract Tenure	Notice Period
	Rs lacs						
Mr. D. S. Brar	79.15	208.00	41.09	14.58	20,000	up to 4.7.04	12 months
Dr. Brian W. Tempest	125.34	124.80	55.58	9.72	5,000	up to 30.6.05	12 months
Dr. J. M. Khanna @	20.02	47.00	8.65	57.27	6,000	up to 31.7.02	3 months
Mr. V. K. Kaul	49.28	83.20	4.82	7.78	6,000	up to 31.12.03	12 months

@For part of the year : retired on July 31, 2002.

*Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis)

**Each vested option is exercisable into one fully paid-up Equity share against payment of Rs. 745 per share. Market price of the share on 1.4.2002 was Rs. 898.95 per share; hence stock options were at a discount of Rs. 153.95 per share. At the time of exercise, the options are entitled for additional shares on a proportionate basis keeping in view the issue of Bonus shares by the Company in the ratio of 3:5 in October 2002.

The options granted are exercisable till expiry of ten years from the date of grant. Vesting period will commence on the expiry of one year from the date of grant of options and the entitlement will be in the graduated scale over a period of five years as provided in the Employees Stock Option Scheme of the Company.

Remuneration to Non-executive Directors

Remuneration of Non-Executive Directors comprises commission and sitting fees.

Commission is paid on the basis of:

a) Membership of the Board and
b) The number of Committees of the Board that they serve as members.

Sitting fees is paid @ Rs. 5000 and Rs. 2000 for attending each meeting of the Board and Committees thereof respectively.

Non-Executive Directors

Name of the Director	Commission (Rs. Lacs)	Sitting Fees (Rs. Lacs)
Mr. Tejendra Khanna	8.00	0.97
Mr. J. W. Balani	2.00	–
Mr. Vivek Bharat Ram	6.50	0.89
Dr. P. S. Joshi	3.50	0.44
Mr. Nimesh N. Kampani	5.00	0.18
Mr. Vivek Mehra	5.00	0.60
Mr. Harpal Singh	5.00	0.75
Mr. Surendra Daulet-Singh	6.50	0.70
Mr. T. R. Mulchandani *	1.00	0.25
Mr. Amarinder Singh **	1.00	–

* For part of the year : retired on June 28, 2002

** For part of the year : resigned effective May 13, 2002

(iii) Finance Committee

Terms of Reference of Finance Committee include:

- Review of capital structure.
- Distribution policy.
- Financial policies, processes and
- Systems and controls covering accounting, treasury, taxation, forex, risk management, insurance and implementation of accounting standards.

Composition and Attendance

During the year 2002, two meetings of the Finance Committee were held : July 18 and December 19.

Name of the Member	No. of Meetings attended
Mr. Tejendra Khanna, *Chairman*	2
Mr. Vivek Bharat Ram	2
Mr. Nimesh N. Kampani	1
Mr. Vivek Mehra	2
Mr. Surendra Daulet-Singh	2
Permanent Invitees	
Mr. D. S. Brar	2
Mr. V. K. Kaul	2

(iv) Science Committee

Terms of Reference of Science Committee include:

- Approval of focus areas of research, especially Novel Drug Discovery Research (NDDR) and Novel Drug Delivery Systems (NDDS), R&D organisational structure and policies for the research and development function of the Company; and
- Monitoring progress of NDDR and NDDS programmes and laying down a policy framework for collaborative R&D programmes.

Composition and Attendance

In 2002, the Science Committee met on August 1.

Name of the Member	No. of Meetings attended
Dr. P. S. Joshi, *Chairman*	1
Mr. Tejendra Khanna	1
Mr. D. S. Brar	1
Permanent invitees	
Dr. Nityanand	1
Dr. Rashmi Barbhaiya	1

(v) Shareholders' / Investors' Grievance and Share Transfer Committee

Composition and Attendance

During the year 2002, **ten** meetings of the Committee were held.

Name of the Member	No. of Meetings attended
Mr. Tejendra Khanna, *Chairman*	8
Mr. Vivek Bharat Ram	10
Mr. D. S. Brar	8
Mr. V. K. Kaul	10

The Company addresses all complaints suggestions and grievances expeditiously and replies are sent/issues resolved usually within 15 days unless there is a dispute or other legal constraint.

The Company received 16 shareholders' complaints from Stock Exchanges / SEBI / Department of Company Affairs / Registrar of Companies which inter-alia include non-receipt of dividend, annual report, Bonus shares, transfer of shares, etc. The complaints were duly attended to and the Company has furnished necessary documents / information to the shareholders.

The Shareholders' / Investors' Grievance and Share Transfer Committee reviews every complaint received and appropriate action is taken promptly.

No requests for share transfers are pending except those that are disputed or sub-judice.

Mr. S. K. Patawari, Company Secretary is the Compliance Officer of the Company.

5. GENERAL BODY MEETINGS

The last three Annual General Meetings were held at A-9-10, Industrial Area, Sahibzada Ajit Singh Nagar, Distt. Ropar, Punjab - 160055, as per details given below :

Year	Date	Day	Time
2000	29-6-2000	Thursday	11.00 A.M.
2001	29-6-2001	Friday	11.00 A.M.
2002	28-6-2002	Friday	11.00 A.M.

There was no requirement for a postal ballot in any year.

6. DISCLOSURES

A. Related Party Transactions

The Company has not entered into any transaction of material nature with the promoters, the Directors or the management, their subsidiaries or relatives etc. that may have any potential conflict with the interests of the Company.

B. Compliances by the Company

During the last three years, no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authorities on matters related to capital markets.

7. MEANS OF COMMUNICATION

(a) The Company regularly intimates unaudited as well as audited financial results to the Stock Exchanges immediately after these are taken on record by the Board. These financial results are normally published in the Business Standard/Financial Express, the Tribune (Punjabi Edition) and are displayed on the website of the Company, www.ranbaxy.com and simultaneously posted on the Electronic Data Information filing and Retrieval website namely www.sebiedifar.nic.in. The website is also accessible through a hyperlink 'EDIFAR' from SEBI's official website, www.sebi.gov.in. The official news releases and the presentations made to the investors / analysts are also displayed on the Company's website. The Results are not sent individually to the shareholders.

(b) Management Discussion and Analysis Report forms part of the Report of the Directors.

8. SHAREHOLDER INFORMATION

Annual General Meeting

- Date : June 25, 2003
- Time : 11.00 A.M.
- Venue : The National Institute of Pharmaceutical Education and Research (NIPER) Sector-67, S.A.S. Nagar Mohali - 160 062 (Punjab).

Financial Calendar:

Adoption of Quarterly Results for the quarter ending	3rd/4th week of
– June 30,2003	July 2003
– September 30, 2003	October 2003
– December 31, 2003	January 2004
– March 31, 2004	April 2004
Book Closure Dates	June 12, 2003 to June 25, 2003 (Both days inclusive)
Dividend Payment date	on or before July 5, 2003

LISTING ON STOCK EXCHANGES

The Equity Shares of the Company are listed on the Stock Exchanges at – Ahmedabad, Kolkata, Delhi, Ludhiana, Mumbai and National Stock Exchange. Global Depository Receipts (GDRs) are listed on the Stock Exchange at Luxembourg. The Company confirms that it has paid annual listing fees due to all the above Stock Exchanges for the year 2003-2004.

STOCK CODE

	Stock Exchange		Code
1.	The National Stock Exchange of India Ltd.	-	Ranbaxy
2.	The Stock Exchange, Mumbai	-	359 (Physical) 500359 (Demat)
3.	The Delhi Stock Exchange Association Ltd.	-	18004
4.	The Calcutta Stock Exchange Association Ltd.	-	28367 (Physical) 10028367 (Demat)
5.	The Ahmedabad Stock Exchange Association Ltd.	-	48610
6.	The Ludhiana Stock Exchange Association Ltd.	-	ID-6622

The Company proposes to de-list from Ludhiana, Delhi, Ahmedabad and Kolkata stock exchanges in view of negligible trading in the shares of the Company at these exchanges and approval of shareholders is being sought at the ensuing Annual General Meting for the purpose.

REGISTRAR AND TRANSFER AGENTS

All work relating to registrars and share transfer agents for shares held in physical mode were directly undertaken by the Company at its office 25, Nehru Place, New Delhi-110019 until March 30, 2003. Work relating to shares in the dematerilaised mode was done by M/s Alankit Assignments Ltd. (Alankit), 205-206, Anarkali Market, Jhandewalan Extn., New Delhi-110 055.

The SEBI directive dated December 27, 2002, required that all work relating to shares whether in the dematerilaised or physical mode to be done by one agency. In compliance with this Directive, the Company has appointed Alankit as its Registrars and Share Transfer Agent for physical shares also.

However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at 25, Nehru Place, New Delhi-110019, Tel. No. : 011-26476092, e-mail address : secretarial@ranbaxy.com

Market Price Data (Rs.) (Adjusted for Bonus shares issued in October 2002 in the ratio of 3:5)

Month	Bombay Stock Exchange (BSE)		National Stock Exchange (NSE)	
	High	Low	High	Low
January 2002	478.75	434.38	478.31	429.01
February 2002	556.19	442.50	555.63	442.50
March 2002	565.00	511.41	565.88	509.72
April 2002	573.75	523.13	573.44	525.00
May 2002	556.81	474.50	557.38	475.00
June 2002	568.09	468.13	568.08	483.13
July 2002	583.78	542.39	593.38	543.75
August 2002	571.88	528.34	571.25	520.13
September 2002	583.41	545.63	583.75	545.00
October 2002	590.00	513.20	590.00	513.30
November 2002	543.00	485.05	543.80	485.25
December 2002	611.50	527.75	611.00	527.15


Stock Price Performance - Ranbaxy Vs BSE Sensex
Year 2002
Ranbaxy Share Price (Rs.)
700
600
500
400
300
BSE Sensex (Pts.)
4500
4000
3500
3000
2500
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Ranbaxy Share Price
BSE Sensex

Note: Based on the weekly closing data of Ranbaxy (Rs. per share) and BSE Sensex (Pts.)

SHARE TRANSFER SYSTEM

With a view to expedite the process of share transfers, the Board of Directors of the Company has delegated the power of share transfer to some of the Directors with appropriate individual limits. The delegated Director(s) attend(s) the share transfer formalities at least once in a fortnight. The shares for transfers received in physical mode by the Company are transferred expeditiously, provided the documents are complete and the shares under transfer are not under any dispute. Thereafter, an option letter for simultaneous demat of shares is sent to the shareholders within 20 days from the date of receipt. The share certificates duly endorsed are returned immediately to shareholders who prefer to retain the shares in the physical mode. Confirmation in respect of the requests for dematerialisation of shares is sent to the respective depositories i.e. National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) expeditiously.

DEMATERIALISATION OF SHARES

The shares of the Company are in compulsory demat segment and are available for trading in the depository systems of both the National Securities Depository Limited and the Central Depository Services (India) Limited. As on December 31, 2002, 162465339 Equity Shares of the Company, forming 87.61% of the Share Capital of the Company, stand dematerialised.

International Securities Identification Number – INE015A01010 (with NSDL and CDSL)

Shareholding Pattern as on December 31, 2002

Category	No. of Shares held	Percentage of Shareholding (%)
Promoters	59444766	32.06
Mutual Funds & UTI	9844725	5.31
Banks, Financial Institutions, Insurance Companies	16973979	9.15
FIIs	37228724	20.07
Private Corporate Bodies	2592428	1.40
Indian Public	40082145	21.61
NRIs / OCBs	2716593	1.46
GDRs	16516128	8.91
In Transit	52610	0.03
Grand Total	185452098	100.00

Distribution of Shareholding as on December 31, 2002

From – To	No. of Shareholders		Number of Shares	
	Number	% Total	Number	% Total
1 – 50	32398	36.72	667627	0.36
51 – 100	12206	13.83	945805	0.51
101 – 200	12727	14.42	1965792	1.06
201 – 300	5460	6.19	1372345	0.74
301 – 400	5080	5.76	1724704	0.93
401 – 500	2931	3.32	1335255	0.72
501 – 600	2160	2.45	1186893	0.64
601 – 700	2088	2.37	1353800	0.73
701 – 800	1869	2.12	1427981	0.77
801 – 900	1087	1.23	927260	0.50
901 – 1000	1213	1.37	1168348	0.63
1001 – 2000	5245	5.95	7306812	3.94
2001 – 3000	1517	1.72	3709041	2.00
3001 – 4000	678	0.77	2336696	1.26
4001 – 5000	362	0.41	1613433	0.87
5001 & above	1208	1.37	156357696	84.31
In transit	–	–	52610	0.03
Total	88229	100.00	185452098	100.00

Liquidity of Shares

The Equity Shares of the Company have been included in the Sensex of the leading Stock Exchanges.

Outstanding Stock Options

Number of Stock Options outstanding as on December 31, 2002. – 938813

There are no outstanding warrants or any convertible instruments.

Plant Locations of the Company

1. A-8, A-9, A-10 & A-11,
   Industrial Area, Phase - III
   Sahibzada Ajit Singh Nagar
   Mohali (Punjab) 160055
2. Village Toansa, P.O. Railmajra
   Distt. Nawansahar (Punjab),
   Pin 144 533
3. Industrial Area 3
   A.B. Road, Dewas- 450001
   Madhya Pradesh
4. Village & PO Ganguwala
   Teh. Paonta Sahib 173 025,
   Distt. Sirmour (H.P.)
5. E-47/9, Okhla Industrial Area
   Phase-II, Okhla,
   New Delhi-110020
6. E-2 & E-3, MIDC, Jejuri,
   Dist. Pune-412303
7. Plot No. B-2
   Madkaim Industrial Estate,
   Ponda, Goa

Address for Correspondence

Shareholders are requested to contact
Mr. S. K. Patawari
The Company Secretary
Ranbaxy Laboratories Ltd.
25 Nehru Place
New Delhi-110019
Tel. Number 011-26476092, 26452666-72
Fax No. 011-91-26465748
e-mail address : secretarial@ranbaxy.com

Auditors' Certificate on compliance with the conditions of corporate governance under clause 49 of the listing agreements

To the members of
Ranbaxy Laboratories Limited

We have examined the compliance of conditions of corporate governance by Ranbaxy Laboratories Limited ("the Company") for the year ended on December 31, 2002, as stipulated in clause 49 of the listing agreement of the Company with the stock exchange.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company, for ensuring the compliance of the conditions of corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the abovementioned listing agreement.

We state that no investor grievances are pending for a period of exceeding one month except where disputed or sub-judice, as per the records maintained by the Shareholders' / Investors' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company for the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For **Walker, Chandiok & Co**
Chartered Accountants

Place : New Delhi
Dated : April 29, 2003

Vinod Chandiok
Partner

One Quest



Research & Development

The year 2002 saw a new confluence of energy with the change of leadership at R&D, when Dr. Rashmi Barbhaiya took over as President, R&D. He brought with him over 25 years of successful experience at Bristol Myers Squibb (BMS), covering a broad spectrum of pharmaceutical sciences. The zeal and dedication of over 700 strong R&D team, with a focus on innovation and productivity, has helped in the evolution of a good New Chemical Entity (NCE) pipeline, a number of value-added products involving drug delivery platforms and an extremely robust basket of ANDAs.

This team is working single-mindedly towards realising the mission of becoming a Research-based International Pharmaceutical Company. This is being supported by new technologies in drug discoveries and the emerging alliance building strategy that will accelerate the Company's research programmes, as it moves up the value chain in the coming years.

NEW DRUG DISCOVERY RESEARCH (NDDR)

During the year 2002, Ranbaxy continued its focus on key therapeutic areas like Urology, Anti-infectives, Respiratory, Anti-inflammatory and Metabolic disorders. The Company has plans to develop one Investigational New Drug (IND) every 12 - 18 months. Ranbaxy initiated Phase-I trials on two investigational drug candidates during the period.

New Chemical Entities (NCEs) in Pipeline

Focus Area	Early Discovery	Pre-clinical	IND Filed / Approved	Clinical Trials		
				Phase I	Phase-II	Phase-III
Urology						
- BPH	RBx 6198 RBx 9001	–	–	RBx 2258* (Europe)	RBx 2258 (India)	–
- UI#	RBx 9841	–	–	–	–	–
Respiratory	–	–	–	RBx 7793 (India)	–	–
Anti-bacterial	RBx 8700	–	RBx 7644 (Oral) RBx 7644 (IV)	RBx 7644 (Oral, UK)	–	–

*Licensed to Schwarz Pharma AG (Germany)

Urinary Incontinence

Urology

With an increasing incidence in urinary disorders, particularly among the ageing population, the Company's focus is to develop safe, selective and effective medicines, especially for Benign Prostatic Hyperplasia (BPH) and Urinary Incontinence (Overactive Bladder).

BPH is a common progressive condition, afflicting over 30% of the male population above 50 years, resulting in voiding problems such as hesitancy, poor urine flow, delay in micturition, increased frequency and urgency of urination and nocturia.

Urinary Incontinence, or Overactive Bladder, is a condition that predominantly afflicts the female population and is characterised by urgency and frequency of micturition.

Microbiology Laboratory

Ranbaxy's research programme is underway to develop Uroselective alpha-1 blockers for Benign Prostatic Hyperplasia and Muscarinic Receptor Antagonists for Overactive Bladder.

Uroselective alpha-1 blockers for BPH

The pre-clinical studies on the Company's first NCE in this segment, **RBx 2258**, indicated the molecule to be a potent alpha 1a/1d adrenoceptor antagonist with balanced alpha-1 adrenoceptor subtype selectivity.

The molecule, currently undergoing Phase-II clinical trials at multiple sites in India, is progressing well.

In June 2002, Ranbaxy out-licensed RBx 2258 to Schwarz Pharma AG, Germany, for collaborative development in Europe, Japan and the USA. Schwarz Pharma is conducting Phase-I clinical studies on the molecule in Europe.

Efforts towards identifying more potent and Uroselective alpha-1adrenoceptor antagonist have resulted in identification of several potent molecules. One such NCE, **RBx 6198**, is in early discovery stage and is being evaluated as a second BPH candidate. Another potential candidate, **RBx 9001**, is currently undergoing pre-clinical evaluation and exhibiting encouraging results.

Muscarinic Receptor Antagonists for Overactive Bladder

RBx 9841, an M3 Antagonist is a potential lead molecule in this category and is presently undergoing pre-clinical evaluation (the molecule replaces RBx 8444). Initial results have shown better efficacy and urinary bladder selectivity than Tolterodine and Oxybutinin in animal models. The molecule exhibited minimal effect on gastrointestinal motility and minimal Central Nervous System penetration in animal models.

Anti-inflammatory & Respiratory Diseases [Asthma and Chronic Obstructive Pulmonary Disease (COPD)]

Respiratory diseases like Asthma and COPD are on the increase worldwide and have a strong underlying inflammatory component.

Airway inflammation and bronchial hyper-responsiveness characterise Bronchial Asthma, a disease of the upper respiratory tract. The progressive disease afflicts people of all age groups the world-over and has a high mortality and morbidity rate secondary to Asthma.



Impurity Profile Laboratory



COPD, a disease of the lower respiratory tract, characterised by gradual progression of airflow obstruction, enlargement or inflammation of air spaces, destruction of lung parenchyma and loss of lung elasticity, ultimately leads to conditions such as emphysema and chronic obstructive bronchitis. While steroids and Anti-muscarinic drugs provide symptomatic relief, the success of a new class of drug, Phosphodiesterase IV (PDE IV) inhibitors has raised hopes of an improved treatment.

Realising the need for an efficient therapeutic agent for the treatment of these diseases, Ranbaxy has initiated a drug discovery programme in this area.

RBx 7796 is Ranbaxy's first NCE in the Respiratory segment. The molecule has shown promising results against allergic Bronchial Asthma and COPD in various animal models. It has successfully completed the Phase-I clinical trials in India. An ex-vivo proof of concept study is being initiated in the UK, and a proof of concept study on allergic Rhinitis and Asthma patients is planned in Canada in 2003.

Anti-bacterials

Oxazolidinones

During the year 2002, Ranbaxy filed IND applications for its NCE, **RBx 7644** (Ranbezolid), an extended spectrum Oxazolidinone. The Company filed two IND applications for this Anti-bacterial, for both oral and intra-venous usage forms. Currently Phase-I studies on oral formulation of RBx 7644, being conducted in the UK, are progressing well.

Ranbaxy has identified few more potential 2nd generation Oxazolidinone molecules. **RBx 8700** is one such molecule exhibiting excellent in-vitro and in-vivo (mice) activity. Drug safety evaluation for this molecule is currently in progress.

Ketolides

A research programme has been initiated to discover molecules with a broad spectrum of activity, relevant for all respiratory bacterial pathogens of community acquired infections. A few candidates representing early hits are currently undergoing extensive in-vivo testing in murine models of infection.

Metabolic Disorders

Efforts were initiated last year for new Anti-diabetic and Lipid-lowering programmes. Research collaboration with a premier University in USA was finalised. Ranbaxy synthesised the NCEs and the partner institution screened them using in-vivo technologies. The potential molecules are currently being evaluated for in-vivo efficacy.

BIOTECHNOLOGY RESEARCH

The year 2002 witnessed Ranbaxy initiating Biotechnology research, with the aim to identify new biological targets, establish / validate mechanism of biological action of newer compounds and develop DNA-based biopharmaceuticals / biogenerics.



Molecular Biology Laboratory

This investment has greatly enhanced drug discovery capabilities to incorporate advanced molecular techniques and will allow for a more comprehensive evaluation of drug candidates and superior decision-making in target selection.

NOVEL DRUG DELIVERY SYSTEMS (NDDS)

Ranbaxy made significant progress in its NDDS programmes during the year. The Company successfully developed 4 products in the area of Oral Controlled Release Systems, using its patented 'Platform Technologies'. These were:

- **Clarithromycin (CRIXAN OD)** once-a-day Tablets (500 mg)
- **Didanosine (VIROSINE DR)** once-a-day Capsules (250 mg/400 mg)
- **Tamsulosin (CONTIFLO OD)** once-a-day Capsules (0.4 mg)
- **Pioglitazone + Metformin (PIOGLAR M)** once-a-day Tablets (15 mg + 500 mg)

All these products were launched in India setting the base for roll out in various markets.

Earlier, in 1999, a unique 'Platform Technology' on Gas Powdered Gastric Retention System for Spatial and Temporal Control Delivery, was licensed by Ranbaxy to Bayer AG (Germany), for the development and marketing of once-a-day formulation of Ciprofloxacin. After the successful completion of clinical studies in the US, Bayer launched the product in January 2003 in the US market, under its brand name, **Cipro XR** Tablets (500 mg). The 1000 mg dosage form for this product is expected to receive approvals from US Food and Drug Administration (FDA) in 2003.

The Company has a number of oral-controlled release products in its NDDS pipeline and is now evaluating other forms of delivery systems for future development.

PHARMACEUTICAL RESEARCH

During 2002, the focus of the Pharmaceutical Research group was on value-added, difficult-to-make 'niche' products with patented technologies.

Over 40 new products / line extensions were developed for the Indian market.

For the US market, the emphasis was on Para IV filings. From a total of 27 products developed for the US market, the Company estimates 9 to be in Para IV/ first-to-file category. The number of Abbreviated New Drug Applications (ANDAs) rose to 23 against the maximum targeted 20. Additionally, 2 New Drug Applications (NDAs) under 505 (b) 2 were filed with the US FDA.

Among the advanced and emerging markets, 19 new products were developed for UK and Germany, 20 for Brazil and 10 for China. Besides this, a number of products and regulatory dossiers were also developed for other important markets.

CHEMICAL AND FERMENTATION RESEARCH (Active Pharmaceutical Ingredients)

The **Chemical Research** group worked towards developing cost-effective, environment-friendly and innovative processes for high value Active Pharmaceutical Ingredients (APIs) and intermediates involving complex chemistry, besides helping avail newer opportunities for Para IV and 505 (b) 2 filings.

During the year, development activity was undertaken for synthesis of 24 APIs. Process know-how developed was commercialised for 12 APIs during the year.

The Company also created development and scale-up capabilities for in-house researched NCEs. Consequently, innovative and commercially viable process know-how was developed for 4 NCEs.

Ranbaxy's continuing thrust in New Improved Chemical Entities (NICE) resulted in encouraging results with leads for drug development.

In **Fermentation Research**, process know-how for Tacrolimus, a fermentation-based API was successfully scaled-up at pilot plant. Besides, technologies for the manufacture of Lovastatin and Pravastatin were further improved and implemented at the manufacturing units. This has resulted in marked productivity improvements with related economies.

HERBAL DRUG RESEARCH

During 2002, Ranbaxy focused its Herbal Drugs Research activities on Phyto-pharmaceuticals (OTC as well as ethical) and isolation and characterisation of Active Principals - either as NCEs or potential lead molecules, to substantiate its New Drug Discovery programme.

In Phyto-pharmaceuticals, the Company initiated developmental activities in select areas of Arthritis, Diabetes, Galactogogue, Geriatric tonics, Memory enhancer, Obesity and Urology. The activity involved standardisation of botanical actives, followed by their toxicity and clinical studies. Products are currently in different phases of development.



Centrifugally Controlled Thin Layer Chromatography



Medicinal Herbs

Strengthening the Foundation through Intellectual Property, Quality Control, Research Networking and Human Capital remains the cornerstone of Ranbaxy's Research & Development activity.

INTELLECTUAL WEALTH

Development of proprietary and patentable technologies is an essential pre-requisite for all the technology development groups at Ranbaxy. There was a significant increase in the number of patent filings over the previous year. Ranbaxy filed 61 patents in India, 19 in USA and 56 in Patent Cooperation Treaty (PCT) countries. A total of 7 patents in India and 8 in USA were granted during 2002.

Intellectual Property Generated (Jan - Dec 2002)

	India		USA		PCT*	
	Filed	Granted**	Filed	Granted**	Filed	Published
APIs						
- Synthetic	15	5	10	3	23	7
- Fermentation	–	–	1	–	–	1
Dosage Forms	23	–	2	1	8	6
NDDS	14	2	4	1	7	3
NCEs	9	–	2	3	18	3
Total	61	7	19	8	56	20

* Patent Cooperation Treaty

** for patents filed in previous years and includes accepted patents as well

INTERNATIONAL REGULATORY AFFAIRS

To keep pace with the global market standards and reinforce the Company's presence, especially in the advanced and emerging markets, several measures were taken to further augment and strengthen product / drug registration process in multiple countries.

The International Drug Regulatory Affairs (IDRA) team, which is responsible for handling regulatory filings both for drug substances and drug products, worked closely with various technical functions including R&D and manufacturing. The IDRA group played an important role in achieving 'first-to-file' status for some of the key products in the all important USA market.

During the year, IDRA achieved filing of 980 new registrations across 102 countries. The Company also received regulatory approvals for 455 products across 74 countries.

Key International Regulatory Filings and Approvals (Jan - Dec 2002)

Key Countries	Jan - Dec 2002	
	Approvals	Filings
USA	11	25
Brazil	28	39
UK/EEC	32#	49##
Nigeria	14	13
Vietnam	7	30
South Africa	9	8
Thailand	3	12
Malaysia	10	41
Russia	2	9
New Zealand	--	2
China	10	12
Australia	1	2
Rest of the World	328	738
Total	455	980

Includes MRP approval of:

- Ofloxacin Tablets in Austria, Belgium, Luxembourg, Portugal and Spain
- Enalapril Maleate Tablets in Belgium, Denmark, Finland, Germany, Luxembourg, Norway, Sweden and Spain.
- Ciprofloxacin Tablets in Austria, Belgium, Denmark, Finland, Germany, Luxembourg, Portugal, Sweden and Spain
- Ranitidine 75mg Tablets in Austria, Belgium, Germany, Italy, Luxembourg, Netherlands and Norway.

Includes MRP Submission of :

- Celiprolol Tablets in Belgium, Germany, Ireland and Luxembourg
- Lisinopril Tablets in Belgium, Denmark, Finland, Germany, Ireland, Luxembourg, Norway, Spain and Sweden
- Ranitidine 75mg Tablets in Austria, Belgium, Germany, Italy, Luxembourg, Netherlands and Norway

QUALITY

The Company constantly endeavours to benchmark and meet its quality in line with global norms.

The quality parameters of the Company's products are addressed jointly by the in-house Analytical Research, Clinical Research, Packaging Development and Corporate Quality Assurance functions.

The Company's **Analytical Research** group ensures compliance with international quality requirements for its dosage forms and Active Pharmaceutical Ingredients (APIs). The thrust is to establish quality specifications beyond international benchmarks such as Pharmacopoeias. As a testimony, quality monographs were included on Cefpodoxime Proxetil API, Tablets and Suspension in USP-26 NF19. The Company was also a part of a 3-member committee of Indian Pharmacopoeia (IP) that drafted complete quality monographs on various Anti-retroviral products, comprising 12 APIs and 4 formulations. Most of these quality monographs will be available soon for the first time in the international arena, through forthcoming Addendum to IP.

The safety and efficacy of all Ranbaxy Research products are addressed by the **Clinical Research** wing. The group is equipped to undertake GLP and cGCP complying bioequivalence / bioavailability studies and clinical trials (Phase-I, II, III & IV). The Company successfully carried out single dose and multiple dose Phase-I studies of RBx 7796 in India, and multi-centric Phase-II clinical studies on RBx 2258.

During the year, a number of bio-equivalence studies (both in-house and outsourced), including 12 pivotal studies critical for US FDA approvals, were conducted. Ranbaxy also carried out 49 Phase-III clinical studies in India consisting of various in-house generic, NDDS and Herbal products.

The Company's 'Centres of Clinical Excellence' established in 14 premier hospitals in India, ensure the GLP/cGCP compliance of clinical studies. The Pharmaco-vigilance Cell collects and reviews the adverse event data reports.

The Company's **Corporate Quality Assurance (CQA)**, working in tandem with IDRA and the manufacturing units, ensures global quality standards. The department is responsible for the development, implementation and compliance of quality systems and transmission of accurate data across global technology functions.

During the year, quality / regulatory audits of the Company's Clinical Research Facility were undertaken by US FDA, and the audit of Ranbaxy's pharmaceutical manufacturing locations were conducted by WHO (India & Geneva); ANVISA (Agencia Nacional De Vigilancia Sanitaria) - National Health Surveillance Agency, Brazil; NAFDAC (National Agency for Food and Drugs Administration and Control), Nigeria; Ministry of Health, Sudan and some key customers from around the world.



Microbiology Laboratory



Receptor Binding Assay Laboratory



Clinical Pharmacokinetic and Pharmacology Laboratory

The Company's CQA group organised the Global Quality Assurance conference in New Delhi. Quality Assurance delegates from various countries like USA, Ireland, Germany, South Africa, Egypt, China, Malaysia, Vietnam and India participated in the conference and deliberated on various strategies and action plans for continuous improvement of current Good Manufacturing Practices (cGMPs). A 'Co-ordination committee - Global Quality Assurance' has been set up to implement the action points.



Global Quality Assurance Conference

Research Networking

Research Networking, both in India and overseas, is a key growth driver for Ranbaxy.

Two collaborative research projects in NDDS are in progress in the United Kingdom, one at the University of Strathclyde and another with Vectura, a Drug Delivery company for development of Platform Technologies in the area of Oral Controlled Release System. Another collaborative research project along similar lines, is underway with the National Institute of Pharmaceutical Education and Research (NIPER), in India.

In the area of NDDR, the Company licensed out its NCE molecule, **RBx 2258**, to Schwarz Pharma AG (Germany) for further development in Europe, Japan and the USA. The Company recently initiated a collaborative research project, jointly financed by Ranbaxy and the Department of Science & Technology, at NIPER.



Dr. Rashmi Barbhaiya
President - R&D

One Market


NORTH ATLANTIC
OCEAN
WEST INDIES
CENTRAL
AMERICA



Key Markets Review

With an intent to transform the global market into ONE MARKET, the Company continues to enhance the productivity of its generics business, while carving out a strategic route map for its branded business.

USA

The year 2002 has been another landmark period for the US Region. During the year, ***Ranbaxy Pharmaceuticals Inc.*** (RPI) achieved sales of US$ 296 Mn (US$ 113 Mn in 2001), a growth of 162%. The growing core business and the increase in sales was accompanied by expanding margins. **Cefuroxime Axetil**, launched in March 2002, led the strong sales capturing 72% of the market share, with new prescriptions usurping over 70%. The balance product portfolio, consisting of over 57 products, collectively grew by 60% over the previous year. The overall performance allowed Ranbaxy to be **ranked amongst the top ten companies** (in terms of dollar volume) in the US generic pharmaceutical market in 2002 (IMS September 2002, MAT).

Sotret (Isotretinoin), the first branded product developed through scientific expertise within the Ranbaxy Organisation, was launched recently. In addition to the dedicated sales force created for Sotret, business agreements were finalised with three sales and marketing organisations to support Brand Marketing efforts. Also a number of alliances were established that provided product, technology and support to the ever-expanding basket of Ranbaxy products in both the branded and generics business. Innovative marketing programmes to complement traditional sales activities, were positioned to accelerate market penetration for all products launched by RPI.

During the year, Ranbaxy received US Food and Drug Administration (FDA) approvals for **Amoxicillin** and **Clavulanate Potassium** Tablets USP, 875 mg / 125 mg (base) and 500 mg / 125 mg (base). The Company has also recently received approvals to market Oral Suspension USP, 200 mg/28.5 mg (base) / 5 ml and 400 mg / 57 mg (base) / 5 ml, of the same product.


RANBAXY
CEFUROXIME AXETIL
Tablets, USP


SOTRET
SOTRET
SOTRET

Ohm Laboratories Inc. gained visibility in the Over-The-Counter (OTC) market by providing manufacturing and developmental support. The year saw **Acetaminophen**, Arthritis Relief Tablets, entering into three of the top five pharmacy chains in the US OTC private label market. The supply chain achieved new levels of performance through enhanced forecasting methods, monitoring of customer needs and effectively managing market dynamics.

Technology became a critical variable to automate and optimise various businesses of the organisation.



US Management Team
Standing (L-R): Jaydeep Deshmukh (Vice President, Intellectual Property), Bill Winter (Executive Director, Sales)
Sitting (L-R): Omesh Sethi (CFO), Dipak Chattaraj (President, RPI), James Meehan (Vice President, Sales, Marketing and Distribution)



Quality Control Team, Ohm Laboratories Inc. USA



Intellectual Property Team, RPI, USA



This included SAP (r) ERP System and EDI technology implementation and refinements.

A record 23 ANDAs (Abbreviated New Drug Applications) were filed with the US FDA, along with two New Drug Applications. Few of these filings will support the Brand Marketing product portfolio in the future, while others will add depth and breadth to the generic product line. Since the first ANDA filing in 1995, RPI has so far received approvals for 65 ANDAs, with 31 ANDAs pending. The Regulatory Affairs Team has been able to gain approvals on an average of 12 months, as compared to the industry average of 18 months.

Efforts to increase the customer base outside the retail market came to fruition in the managed care arena, with awards totalling to US$ 22 Mn being granted for the annual business. The Company's presence in the governmental sector and with Group Purchasing Organisations also received recognition, with 40 products being awarded during the year.

The year saw the completion of a strategic acquisition of a liquid manufacturing facility, Signature Pharmaceuticals in New York. The licensing arrangement with Eli Lilly was concluded and a settlement amount of US$ 15 Mn was received, along with all the associated trademarks, licenses and technologies.

RPI experienced tremendous growth, not only in terms of product sales, but also attracting and managing talent necessary to achieve the growth and success for 2002, and beyond. The momentum that has been established will fuel the growth of Ranbaxy Pharmaceuticals Inc. to greater heights in the years to come.

INDIA

The year 2002 has been a year of re-structuring, new initiatives, brand launches and market development. It has been a year during which the Company tapped new markets.

In an endeavour to create a novel business approach of therapy marketing and market segmentation, a project re-christened as '**Pyramid**' was implemented. Under this project, the market was classified on the basis of various therapies like Cephalosporins,Quinolones, Cardiovascular and Diabetes, Central Nervous System (CNS), Dermatology and Nutritionals. Branded pharmaceuticals' business was constituted under two operating hubs in Delhi and Mumbai. Pharma, Stancare, Ranbaxy CV and Rextar SBU's were created under Delhi operations, while Rexcel, Solus, Croslands and Super Speciality were brought under Mumbai operations.

The effect of this restructuring has resulted in Ranbaxy consolidating its position as a prescription leader in Dermatology (CMARC prescription audit, November-December 2002) and in the competitive Esomeprazole market in the Gastro-Intestinal (GI) therapy. Crucial brands like **Keflor**, **Cefdiel** and **Oframax** from the Cephalosporin segment also consolidated their market shares. Ranbaxy also became the third-largest player in the prescription-led psychiatry segment (CMARC November-December 2002).

Having established itself as a leader in Anti-infectives category (17% of the total pharmaceutical market), the Company's focus is directed towards chronic therapies like Cardiovascular, Diabetes and CNS segments. The formation of Ranbaxy CV, saw the Cardiovascular and Diabetes portfolios augment their revenues by 11.8 %, as compared to the market growth of 7.6% in the second half of 2002, over the first half (ORG December 2002, MAT).

The year was marked by successful launches of **Romilast** (Montelukast) and **Riconia Silver**, which featured in the top 10 new product introductions in 2002. Romilast attained the No. 1 position and Riconia Silver ranked at No. 6 position. Ranbaxy emerged as a leader in the segment of new product launches, with a market share of 7.5% (ORG December 2002, MAT).

During the year 2002, Ranbaxy attained a turnover of Rs. 8223 Mn (US$ 169 Mn).

The ***Pharma*** SBU forged ahead with new initiatives and brand launches in the year 2002, making fresh in-roads into chronic therapies and a renewed thrust in market development efforts.

Following an alliance with Aventis-Pasteur, Ranbaxy made its entry in Biotechnology with the launch of **Verorab** (Anti-rabies) vaccine. The brand was well received with sales of Rs. 36 Mn realised within 4 months of its launch. Verorab is rated by ORG as one of the top 200 products in India (ORG-December 2002, MAT).

As a prelude to the launch of its New Chemical Entity (NCE), RBx 2258, Ranbaxy strengthened its Urology franchise with the induction of a special Urology task force. Consisting of 15 dedicated executives, the objective of this task force is to build strong relationships with the Key Opinion Leaders (KOL's) in the country. Two key products, **Roliten** (Tolterodine) and **Contiflo OD** (Tamsulosine), were launched through the task force.

Raciper (Esomeprazole) carved a niche for itself in the crowded Proton Pump Inhibitors (PPI) market with sales of Rs. 61 Mn and Riconia Silver accounted for sales of Rs. 45 Mn.

Numerous promotional exercises were undertaken in the Anti-asthma market. The concept of LTRAs (Leukotrine Receptor Antagonists) and use of Romilast as add-on to Inhaled Cortico-Steroids (ICS) therapy was extensively promoted through Continuous Medical Education (CME) programmes. The emerging concept of isomers in PPIs and advantages of Raciper were highlighted in a series of CME programmes. To further enhance the corporate image and strategically position




Cifran OD 1g
Diamet OD
Cifran OD



India Region Management Team
Front Row (L-R): Sanjeev Dani (Director, India Operations - Delhi hub), Malvinder M. Singh (Regional Director - India), Dr. Adeep Bagati (Head, Corporate & Regulatory Affairs), Bhagwat Yagnik (Director, Human Resources)
Back Row (L-R): B. Sriram (Director, Strategic Marketing), Sunil Kumar (Regional Financial Controller), Rajesh Dhar (Director - Blue R), R. C. Gupta (Director, Logistics & Trade Relations), S. K. Bhardwaj (Director, India Operations - Mumbai hub)

the concept of Asthma management, KOL development and doctor meets were organised all over the country to establish the Novel Drug Delivery Systems (NDDS) platform.

Ranbaxy CV, the new division, focused exclusively in the chronic therapy segments of Cardiovascular and Anti-diabetics.

In the Anti-diabetics market, Ranbaxy CV consolidated its strong position. Two new brands were launched to strengthen the franchise of **Pioglar** (Pioglitazone), namely **Pioglar-G** (with Glimepiride) and **Pioglar-M** (with Metformin). The NDDS brand **Riomet OD** (Metformin), further helped in expanding the therapy offering in this segment.

Lipid lowering agents continued to grow and the flagship brand **Storvas** (Atorvastatin) grew on a unit basis by 47%. The division entered the fibrate segment with the launch of **Stanlip** (Suprabioavailable Fenofibrate), thereby strengthening the lipid-lowering portfolio.

To reinforce its leadership status, numerous activities were launched including Cholesterol Control Clinics and Heart Care programmes. Information dissemination of landmark clinical trial results was carried out to maintain leadership in statins.

Covance (Losartan), the forerunner in the hypertension portfolio, closed the year at Rs. 92 Mn, clocking a growth of 36%. This growth rate was achieved on the basis of landmark trials, which helped reassess the views on management of hypertension with advanced molecules like Losartan, significantly.

Rextar closed the year with sales of Rs. 415 Mn. **Roscillin** (Ampicillin) was successful in containing its downward trend even as other brands in varied segments were declining, closing the year with sales of Rs. 220 Mn. (ORG December 2002, MAT). **Gramogyl** recorded sales of Rs. 65 Mn. (ORG December 2002, MAT) while **Kefloxin** (Cefadroxil) geared itself for the coming years.

During the year, *Croslands* achieved a primary sale of Rs. 906.07 Mn. With its commitment and focus on servicing the needs of Dermatologists and Orthopaedics, the Division consolidated its position in the dermatological segment from 5.2% to 6.2%, and in Orthopaedics segment from 2.8% to 3.1%. The overall market share for the Division grew by 7.4% (ORG December 2002, MAT).

Volini and **Silverex**, the top 2 brands (rated among top 300 brands of the Pharma industry) grew at 8.4% and 7.5% respectively. Both these brands are growing at a faster rate than their respective segments.

Effective systems and processes were implemented to boost business health while field management systems were strengthened to ameliorate field discipline and productivity.

High-end products were introduced during the year, in areas of Dermatology and Orthopaedics, **Creval** (Valdecoxib), the leading COX-2 inhibitor, introduced in the last quarter of the year, crossed the Rs. 20 Mn sales mark within 3 months, and is all set to become a leader in the coming years.

Diprovate, the major brand in Dermatology portfolio, achieved No. 1 position in the topical Betamethasone market, with a growth of 10.4%.

The SBU made an entry in the cosmeceutical segment with the launch of **Crixan** Gel and **Conaderm** Shampoo, an anti-dandruff formulation of Ketoconazole with ZPTO. **Crixan** Gel, an innovative R&D product, was the first ever Clarithromycin Gel to be introduced in the world and was received well by the doctors.

Rexcel achieved a 10% growth over the previous year. With the dependence on Anti-infectives and Antibiotics, Rexcel turned its focus on General Practitioners, Physicians, Pediatricians, Surgeons and Gastroentrologists. ands



India Region gearing up for the Future

While the Antibiotic segment has been responsible for 70% of the total sales, the future will see Rexcel emphasising more on brands in new areas like Gastro-intestinal and Nutritionals.

Mox (Amoxycillin), the flagship brand, maintained its leadership in the declining Amoxycillin market, despite aggressive trade onslaughts from competitors. **Moxclav** (Amoxycillin Clavulanic acid) increased its market share from 9.9% in 2001, to 11.1 % in 2002 (ORG December 2002, MAT). **Loxof** (Levofloxacin), another major brand, reached within striking distance of achieving leadership in its market segment.

Solus, with a dedicated CNS focus, achieved a growth of 11%. The division consolidated its market share, maintaining a growth of 16.8%, against a market growth of 8.3%.

Serlift continued to maintain its leadership despite severe competition from newer Anti-depressants and established players in the Sertraline market. In the Anti-depressant market, Solus consolidated its third position, by launching two new brands **Sorest** (Fluoxamine) and **Raxit** (Paroxetine) and maintaining consistent performance among its other brands. **Olanex** (Olanzapine) maintained its position in the Olanzapine market.

Launch of **Selzic** (Oxcarbazepine), provided an opportunity to augment Solus' presence in the Neurology division. The brand ranks 3rd in this segment. This was followed by the launch of **Dopezil** (Donepzil).

In the sleep-therapy segment, **Zanlop's** (Zaleplon) addition to the Solus portfolio further consolidated its position.

Super Speciality, a new SBU, was created to facilitate Ranbaxy's foray into 3 critical care and fast growing segments : Anti-AIDS, Nephrology and Oncology.

The division entered the market with the launch of three new Anti-retroviral (ARV) drugs. The Anti-AIDS portfolio was augmented with the introduction of new drugs and combinations.

The Nephrology segment saw the launch of two new immuno-suppressant brands, **Baxmune** (Mycophenolate Mofetil) and **Graftin** (Cyclosporine).

The Company successfully developed and marketed a number of innovative **Novel Drug Delivery Systems** (NDDS) formulations, which provide better patient convenience and quality medical care. The major NDDS products include, **Cifran OD** (Ciprofloxacin once-a-day), **Zanocin OD** (Ofloxacin once-a-day), **Sporidex AF** (Cephalexin twice-a-day), **Keflor MR** (Cefaclor twice-a-day), **Rofibax** Gel (Rofecoxib Gel), **Crixan** Gel (Clarithromycin Gel) and **Riomet OD** (Metformin once-a-day), providing therapy for a wide range of indications from Anti-infectives to Pain Relief and Diabetes.

The successful marketing of these brands would go a long way in enhancing Ranbaxy's experience and competency in marketing of proprietary medications. Post 2005, with the implementation of product patents, marketing of such proprietary products will hold the key to success.

The ***Blue R*** division of the Company was established to focus exclusively in the generics segment. During the year, the division forged ahead, recording a growth of 27%, with sales of Rs. 1126 Mn. Ranked the 2nd largest division in the generics segment (ORG December 2002, MAT), the year 2002 also saw Blue R launch 90 new products, which contributed to 16% of the sales turnover.

The Blue R Classics, launched by the division in December 2002, spread its operations all over India to increase product focus, market research and to reduce market exposure.

With an objective to enhance market share and attain a leadership position in the generic, liquid and oral segment, Blue R initiated various innovative marketing activities at retail and stockist outlets.

Among the top five brands of the division, **Ranbiotic** Injections (Gentamicin) accounted for sales of Rs. 101.15 Mn. The other four brands, **Omesec** Capsules (Omeprazole), **Roscillin AMX** (Amoxicillin), **Decamycin** (Dexamethasone) and **Alfakim** (Amikacin) contributed sales of Rs. 221.18 Mn (ORG December 2002, MAT).

Numerous ***e-initiatives***, the most prominent being an e-survey, were conducted to study the impact of scientific inputs given by the various divisions. The e-study gave a good insight to 'Top of Mind Awareness' amongst doctors, related to certain scientific activities. A joint initiative for spreading awareness about the treatment of AIDS and to dispel some of the myths surrounding this dreaded disease, was also undertaken by Ranbaxy and www.rediff.com.

RANBAXY GLOBAL CONSUMER HEALTHCARE (RGCH)

RGCH business was launched in India in October 2002, heralding the Company's entry into the promising Over-The-Counter (OTC) segment including Herbals. RGCH made its entry with the launch of four brands- **Revital**, **Pepfiz**, **Gesdyp** and **Garlic Pearls** - switched from prescription to OTC.

A young and dynamic team, together with new business partners, was put in place to realise the Company's business goals. The RGCH business gained momentum and reinforced its presence in the market by making these brands available through a Fast-Moving Consumer Goods (FMCG) distribution network set up specifically for this purpose by RGCH. Coverage of Chemists increased dramatically and key FMCG outlets were covered for the first time.





Consumer communication, introduced for the first time in Ranbaxy, included television campaigns to build the RGCH brand and its key products - Revital and Pepfiz.

In the short span since launch, RGCH achieved a growth of over 25%, while the market grew in low single digits. Key contributors were **Revital**, gaining market share of 67% and **Pepfiz**, which doubled the market share.

UK

The Company's subsidiary, ***Ranbaxy (UK) Limited (RUKL)***, showed a significant growth of 30%, with an annual turnover of US$ 30 Mn. The new management, introduced to revitalise the business, initiated innovative strategies, which propelled the Company's growth and profitability during the year.

RUKL strengthened its product portfolio in the generics business by introducing various blockbuster products. These included **Omeprazole, Doxazosin** and **Cetirizine**, as well as other generic products like **Trimethoprim, Metronidazole, Amitriptyline, Indapamide** and **Co-amilofruse**.

The year saw the Company's branded business emerging strongly with the marketing of modified release products and other brands to medical practitioners. The branded business was facilitated by the launch of various products including **Disogram SR** (Diltiazem), **Ranvera MR** (Verapamil), **Rapranol SR** (Propranolol) and **Defanac SR** (Diclofenac).

Simvastatin, launched in Q2, 2003, is expected to contribute significantly to the Company's growth.

BRAZIL

Ranbaxy Farmaceutica Ltda. (RFL) made a significant progress in the year 2002. The Company recorded sales of R$ 70.40 Mn (R$ 32.98 Mn in 2001). The Company's overall market ranking moved to No. 37 (IMS- No. 53 in December '01). RFL's market share in the generic segment increased to 14.78% in Nov 2002 (9.3% in Dec 2001). An increase in the Ethical market share was also reflected. The major successful products during the year were **Simvastatin, Amoxyclav, Isotretinoin**.

RFL achieved the highest growth rate of 37% among the top 100 Pharmaceutical companies during 2002. The number of product registrations increased to 70 in December 2002, from 37 in December 2001. 21 products are still awaiting approvals and few more are expected to be submitted soon.



Management Team, UK



The Company intensified its distribution, through extensive campaigns, resulting in an increase in sales.

Among the branded business, **Cecnoin** (Isotretinoin) and **Rotram** (Roxithromycin) achieved robust sales. Two more new brands **Celen AF** and **Betaclay BD** are expected to boost the branded sales in 2003. With a highly motivated team of 81 members, RFL is geared to grow stronger in the coming years.

GERMANY

During the year 2002, ***Basics GmbH*** consolidated its operations in Germany by achieving sales of US$ 9.01 Mn, a growth of 58%. Steps were initiated to augment organic and in-organic growth, both in the generic and branded segments.

Ranbaxy acquired the **Veratide** Brand from Procter & Gamble in July 2002, to strengthen the Basics product portfolio.

During the year, 8 new products were launched in the market. These were **Omeprazol, Ciprofloxacin, Roxithromycin, Bisoprolol, Certizin, Fluoxetine, Cefaclor** and **Acyclovir.**

The Generics segment witnessed a major change with the implementation of a government regulation in March 2002, resulting in considerable price cuts in the German generics market. However, cost-effective sourcing helped Basics GmbH tide over the adverse market conditions.

The Company entered into supply agreements for **Cefaclor** Capsules and


RANITAC

Cefaclor Dry Suspension and signed out-licensing agreements for 5 new products with major German generic companies. 3 regulatory filings for ***Ramipril, Pravastatin*** and ***Ramipril Combination*** were also made in 2002.

CHINA

The year 2002 saw the Chinese pharmaceutical market go through turbulent times with major price cuts imposed by the State Drug Pricing Committee. The Company's flagship brand **Cifran** went through a steep price cut of 45%, which was a cause of concern to the Company. Despite the uncertainties and challenges, several innovative steps taken during the year, brought ***Ranbaxy (Guangzhou China) Ltd. (RGCL)*** back on track in the third quarter of the year.

RGCL, achieved a volume growth of 40% in secondary sales. The Company achieved net sales of US$ 6.6 Mn in 2002, incurring a Net loss. The loss was a result of the steep price cuts, which accounted for US$ 2.9 Mn. Significant corrections in market inventory were achieved, thereby bringing down the accounts receivables.



Management Team, RGCL



The year saw RGCL making in-roads into the Cardiovascular segment with the launch of **Simcor**. Other new products launched were, **Brustan** (combination of Paracetamol and Ibuprofen), **Ceftazidime** Injections, **Leflox** Infusions and **Cifran** Infusions DS. These new products are expected to strengthen the performance of the Company in the coming year.

Ten new products were filed in therapeutic segments like Central Nervous System (CNS), Cardiovasculars (CVS) and Anti-HIV, with a few line extensions in the Anti-infectives category.

Due to an increase in market demand, the Infusion and Injection sections were utilised to full capacity. Further, balancing equipment was added to increase the capacity of these two sections.

While 2002 was a difficult year in terms of sales and revenues, Ranbaxy (Guangzhou China) Ltd., consolidated its position through new product launches and applications for marketing approvals, paving the way for a stronger performance in the next few years.

WESTERN & CENTRAL EUROPE

The year 2002 saw considerable success in this region. The period saw intense activity of product launches and preparing for new product introductions in existing and new territories. Ranbaxy achieved sales of US$ 11.8 Mn during the year.

Central Europe witnessed organic growth in the established markets of ***Hungary, Czech*** and ***Slovak Republics***. The Company made its entry into ***Bulgaria*** with an initial portfolio of products, which will be further expanded during 2003.

Simvor achieved a market share of over 9% in the first year of its launch in ***Slovak***. The product also gained notable success in Czech. At the end of the year, **Serlift** was launched as the first generic Sertraline in the Czech market. Ranbaxy dominated the Quinolone market in Hungary with **Zanocin**, which captured 35% of the market, while **Cifran** attained a 29% market share.

In ***Nordic*** and ***Benelux***, sales grew through supply agreements with local distributors. **Ranitidine** and **Aciclovir** were launched in ***Norway, Sweden*** and ***Denmark***. **Aciclovir** and **Ranitidine** achieved healthy sales in ***Finland*** by capturing more than half the prescription market.

The success of **Ranitidine** in 2002, was boosted by its launch in ***Italy, Spain*** and ***Portugal***. **Co-Amoxiclav** was also launched in Spain at the end of the year. Plans were finalised for the introduction of **Ofloxacin, Ciprofloxacin** and the **Ranitidine 75** formulations in ***Belgium***. Ranked among the world's top 10 pharma markets, ***France*** will be a key focus area for Ranbaxy in 2003. The Company has finalised its plans to begin operations in this country this year.

Maghreb witnessed a year of successful business in its first full year of operations with the introduction of four products in the market viz. **Histac, Lovir, Roscillin** and **Zanocin. Histac** and **Roscillin** were the main brands, which contributed to over 80% of the sales. Histac 150 mg sold over 250,000 of each pack, becoming the second largest brand of Ranitidine in sales and the No.1 brand in terms of prescriptions. Roscillin was amongst the top three brands of Ampicillin in the market.

To commence business in ***Morocco***, Ranbaxy appointed an agent, Africphar, to launch the Cardiovascular (CVS) and Central Nervous System (CNS) range of products. SMP-Bottu, Ranbaxy's existing partner, has been entrusted with the Antibiotic portfolio. ***Tunisia*** and ***Turkey*** were the other two markets where discussions with distributors and agents were initiated for the launch of new products.

The ***Baltics*** witnessed many positive changes in 2002. Sales in the Baltics increased by 21% during the year, with the launch of two new products, **Altiva** and **Fulsed**. In addition, seven new products were registered and eleven products were re-registered. The introduction of Lithuanian / Lativian product packages is expected to facilitate efficient supply in this region.

POLAND

Ranbaxy's operations in ***Poland*** showed an encouraging growth of 12% in year 2002, recording sales of US$ 6.1 Mn. The Cardiovascular product, **Cardin** (Simvastatinum) Tablets., was the major contributor.

The new product, **Histac** (Ranitidinum) Injection 50 mg/2 ml, introduced in the Polish pharmaceutical market during the year, performed well.

Despite price controls in the generic segment, the Company's business grew significantly and improved its rank to No. 81 in the Polish pharmaceutical market and 42nd in the Hospital group segment (Source: AzyX, Q4 2002). This success can be attributed to the professional marketing approach and the competency of a highly qualified team of Medical Representatives.

The year 2002 saw changes in the Company's operations. The field force was divided into the Pharma division and the Hospital division.

Ranbaxy entered into strategic alliances with major pharmaceutical companies like Glaxo SmithKline, UCB and Schwarz Pharma. These strategic alliances will bolster the Company's plans for development and growth in the future.

CIS

In the year 2002, Ranbaxy's operations in ***Russia*** underwent several changes aimed at improving the various financial parameters and the overall performance. The Company's primary sales in 2002 was US$ 12.85 Mn.



Two products, **Pylobact Kit** from the G.I.Tract segment and **Klabax** Tablets (Clarithromycin) from the Anti-infectives / Antibiotics category, performed well. Pylobact Kit achieved a market share of 90% and Klabax Tablets cornered 9.9%.

Ranbaxy's other products also captured a healthy share of the market. Significant among them were **Ketanov** Tablets (Ketorolac-Pain Management):66.4%; **Fennules** Capsules (Nutritionals / Multivitamin):42.0%; **Norbactin** Tablets (Norfloxacin- Anti-infectives / Antibiotics):38.5%; **Zanocin** Tablets (Ofloxacin-Anti-infectives / Antibiotics):20.5%; **Coldact Flu Plus** Capsules:14%; **Klabax** Tablets: 9.9% (Pharmexpert Retail Audit, YTD September 2002).

The Company entered into a co-marketing agreement with Procter and Gamble (P&G) for its brand Fennules Capsules alongwith P&G product.

UKRAINE

The Year 2002 was one of growth and expansion for the Ukraine belt countries comprising of ***Ukraine, Lithuania, Latvia, Moldova, Belarus, Central Asian Republics*** and ***Romania***. Ranbaxy achieved sales of US$ 12.13 Mn in 2002, registering an overall growth of 15% with secondary sales growing by 24.4%.

The top brands were **Ketanov**, **Cifran** and **Coldact**, including **Coldact Flu Plus**, **Reflin** and **Zanocin**. Core products like **Cifran**, **Zanocin** and **Norbactin** retained their leadership positions in their respective groups. **Pylobact** continued as No.1 in the H.Pylori segment, while **Ketanov** led in the Ketorolac group. Ranbaxy Ukraine maintained the top position among importers for **Reflin** and **Oframax**.

In Ukraine, Ranbaxy was ranked No. 17 with a market share of 1.17%. Among foreign manufacturers, Ranbaxy Ukraine ranked No.11 (IMS Q4, 2002).

During the year the Company initiated a number of development programmes. A co-promotion activity with Procter and Gamble for **Fenules** brand was initiated. A special anti-anaemic programme was organised in various schools in association with 'The Association of Paediatricians'.

In ***Romania***, operations progressed well and achieved the US$ 1 Mn sales mark. The successful launch of two new drugs, **Cifran** and **Zanocin** further consolidated the Company's position. The Company entered into marketing and supply agreements with Glaxo SmithKline (GSK) to market its brand **Racexon** (Ceftriaxone) and with Ozone to sell its brands **Enalapril**, **Acyclovir** and **Cefaclor**.

AFRICA-NIGERIA

Ranbaxy Nigeria Limited (RXNL), achieved sales of US$ 10.7 Mn, a growth of 72% over 2001. With its remarkable growth in less than two years, RXNL is ranked as the 3rd-largest branded generic company in the Nigerian pharmaceutical market.



Peter Burema, Regional Director- Europe, CIS & Africa (Centre), during his recent visit to Nigeria

Gestid, crossed the US$ 2 Mn mark and achieved the No.1 position in the Antacid and Anti-flatulent category. **Ranferon-12** followed closely and made a niche for itself in the Nigerian market.

Anti-retroviral (ARV) business clocked sales of over US$ 2 Mn in the first year of its launch. Supplies of Ranbaxy ARV products were exported to ***Senegal***, ***Burkina Faso***, ***Mali***, and ***Republic of Benin*** and ***Congo***.

The year also saw the successful launch of the complete range of **Zanocin** and **Enhancin** products. The Company strengthened its market share for **Brustan-N**, **Cifran**, **Oframax** and **Sporidex**.

In ***French West & Central Africa***, business grew by 14%. Despite difficult conditions in the ***Ivory Coast***, Ranbaxy increased the market share of **Cifran** and **Oframax** and consolidated its sales for **Ranferon-12**.

SOUTH AFRICA

Ranbaxy (S.A.) (Pty.) Ltd. (RSA), a subsidiary of Ranbaxy Laboratories Limited achieved a critical mass in 2002, with sales of US$ 5.5 Mn, an increase of 58% over the previous year. The year was rewarding, both in terms of sales and profitability.

Ranked as the fastest growing company in South Africa with a growth of 211% (IMS November 2002, MAT), RSA completed its 6th year of commercial operations.

In the US$ 1.06 Bn South African pharmaceutical market, the Company consolidated its position to No. 40 and amongst the generic companies, was ranked No.10 (IMS November 2002, MAT).

The Company shifted its focus from low margin tender business to high margin private market. Ranbaxy became the 'first-to market' Company, launching generic alternatives like **Ciprofloxacin** Tablets. Other products like **Amoxy-Clavulanic** combination tablets improved rapidly to become the leading products in their respective segments. Six products were launched in the year - **Ranclav suspensions** (Co-amoxiclav), **Oframax** (Ceftriaxone), **Lovire** Cream (Aciclovir), **Ranfradin** (Cefradine), **Ranfen 400** (Ibuprofen) and **Reftax** (Cefotaxime). The products were competitively priced, allowing higher usage by doctors, patients and pharmacists.



Management Team of South Africa with Two Top Representatives of Year 2002

The Company restructured its commercial division to manage the shift in product portfolio, and to apply a more customer-focused approach by employing a new contract sales force.

Significant mind share was captured in the two largest classes of trade - national wholesalers and retail pharmacists. A new distribution agreement was signed with the largest company in South Africa to improve responsiveness and reduce receivables. To substantiate Ranbaxy's presence in the South African market, strategic alliances were made with Adcock Ingram, the largest pharmaceutical company in South Africa and other leading local players, to market Ranbaxy products. New contract manufacturing agreements were signed to reduce costs of locally-manufactured products.

To focus on the emerging Anti-retroviral (ARV) segment, a new company called Adcock Ranbaxy (Pty) Ltd. was created. The Company, which is a joint venture with Adcock Ingram Holding Proprietary Ltd., is expected to enhance the corporate image and increase earnings in the years to come.

During 2002, 13 products were registered in South Africa, resulting in a total of 115 registrations. Among them, 69 were marketed by RSA and the remaining 46 by third parties.

Botswana introduced a legislation announcing that only registered products may be sold, following which 18 submissions including 5 ARV's were submitted. In ***Namibia***, 55 dossiers and 5 ARV's were applied for registrations.

EGYPT

2002 proved to be a successful year for ***Ranbaxy Egypt Ltd. (REYL)***, with the Company achieving sales of US$ 3.5 Mn, a growth of 17% (Market growth: 10%). REYL improved its ranking to No. 58 in the Egyptian Pharmaceutical Market from No. 63 in 2001.

Eight new products and line extensions were launched during the year. These included, **Effcal**, **Riconia** Syrup, **Socrit SGC**, **Histac** Ampoule, **Bacticlor 375 MR**, **Fexofenadine 180 SR**, **Serlift** 100 mg and **Lansoprazole.**

ASIA-PACIFIC & LATIN AMERICA

MYANMAR

Ranbaxy retained its position as a leading pharmaceutical company in Myanmar and achieved sales of US$ 4.04 Mn in 2002.

The year 2002 saw pharmaceutical companies resorting to a price rationalisation due to an increasing generic competition. Owing to the changing market conditions, the Myanmar Pharmaceutical market, in value terms, was estimated at being around US$ 60 Mn (at cif prices) as per industry estimates.

With an existing strong presence in the Anti-infective market, the Company made successful inroads into the HIV / AIDS segment with the launch of 4 brands viz. **Viro - Z**, **Virolam**, **Virocomb** and **Nevipan**. Besides these new product introductions, the Company joined hands with the Ministry of Health to create HIV / AIDS awareness campaigns through billboards.



The Company also initiated the registration of NDDS range of Anti-infectives viz. **Cifran-OD** and **Zanocin-OD**, to spearhead the entry of technologically superior products. In the OTC segment, **Revital** became the leading Ginseng product.

MALAYSIA


RANBAXY

During the year, Ranbaxy Laboratories Limited increased its stake in ***Ranbaxy (Malaysia) Sdn. Bhd. (RMSB)*** to 55%, after the successful Rights Issue offer made in October 2002. The Company achieved sales of US$ 8.56 Mn and was ranked No. 14 in the Malaysian Pharmaceutical market (PhAMA- September 2002).

Trade sales increased by 15%, largely driven by branded products like **Lestric**, **Sporidex AF**, **Histac**, **Enhancin**, **Isoket**, **Romesec** and **Simvor**. Intensive promotion of Lestric, Isoket, Histac and Lovir in Government hospitals and polyclinics resulted in a growth of 81%. Private hospital sales also registered a modest 9% growth.

The Company's operations in ***Singapore*** recorded an increase of 5% in sales. **Lestric**, **Rapidol** and **Deponit** were the major products in this market. Sales in the Trade Sector improved in Singapore due to focus on brands. This growth can largely be attributed to the aggressive brand marketing efforts in Malaysia and Singapore.

Histac retained the No. 2 position in the Company. **Sporidex** registered a strong growth of 50% due to innovative marketing strategy and the introduction of Sporidex AF in July 2002. The brand will be one of the lead products for the Company in 2003. **Invoril** was another fast-moving brand, which was promoted in Government hospitals. The brand recorded a growth of 70% in 2002 and is expected to grow further in the coming year. The Company's top 10 brands accounted for 79% of the total sales.

The year 2002 witnessed a number of new product registrations. The number of HR initiatives undertaken during the year to enhance team spirit resulted in a stronger performance of RMSB. The Company is geared to achieve greater heights in the coming year.

THAILAND

In the year 2002, the Company's subsidiary in Thailand, ***Ranbaxy Unichem Co. Ltd. (RUCL)*** focused on brand marketing and promotional activities, resulting in a 19% growth in the Clinics segment. A systematic brand marketing exercise was carried out for select products like **Simvor** (Simvastatin) Tablets, **Vercef** (Cefaclor) Suspension & MR Tablets, **Cascor XL** (Diltiazem) and **Magnaspor** (Cefuroxime Axetil) Tablets. There was a significant growth in the upcountry Drug Stores Channel due to better alignment of sales force resources in this channel.



Ranbaxy Stall in 'Thailand Paediatric Infections Disease Conference'

The year saw some of the key brands grow appreciably, contributing to 46% of the turnover. **Rancil** (Amoxycillin Capsules & Dry Powder), **FBC** (Iron + Vit. B + Calcium, Hematinic), **Ranclav** (Amoxy+Pot. Clavulanate Tablets and Dry Powder), **Vercef** (Cefaclor Tablets and Dry Powder) and **Aspent** (Enteric coated Aspirin). The **Ranclav Group** grew by 17% and the **Vercef Group** achieved a growth of 6% in 2002. Aspent , the Cardiovascular brand, registered a growth of 6% during the year. In the Anti-infectives category, **Cifran** Infusion 100 ml grew by 24%, aided by its entry in the Hospitals segment. **Magnaspor**, a relatively new brand from the Anti-infectives segment, also performed well in the market.

During the year, RUCL obtained registrations for its brands, **Effcal** (Effervescent Calcium Tablets) and **Ranclav** 1g Tablets, which were later introduced in the market.

Other products registered in 2002, were **Pepfiz, Roletra** (Loratadine), **Histac EVT**, **Silymarin** Tablets and **Crixan** (Clarithromycin) 500 mg. Currently more than 40 SKUs and a number of unique Novel Drug Delivery Systems (NDDS) products are under registeration.

A Specialty Team was established to work on concept marketing, to build a platform to educate the select target audience and maximise the potential of the NDDS products, slated to enter the market in the year 2003.

VIETNAM & CAMBODIA

Ranbaxy Vietnam Company Ltd. (RVCL) commenced operations after receiving ASEAN GMP approvals from the Ministry of Health, Vietnam. The plant is equipped to manufacture solid dosage forms of Capsules, Tablets and Dry suspension.



Management Team, Ranbaxy Vietnam

During the year, RVCL commenced the production of **Sporidex** 250 mg / 500 mg Capsules and **Sporicef** 500 mg Capsules (the second brand of Cephalexin), the latter being in bulk bottle pack, targeted at hospitals and health centres. These brands accounted for RVCL's total sales turnover of around US$ 2 Mn in 2002. Ranbaxy's other brands in Vietnam, **Oframax, Keflor, Pylobact, Enhancin, Zanocin, Pepfiz** and **Ceroxim** also performed well.

According to IMS report (Q3 2002, MAT), Ranbaxy Vietnam recorded a growth of 47% (the highest growth among the top 20 companies of Vietnam), improving its overall rank from 19 (end of 2001) to 14.

The success of the Company's Anti-retroviral products, **Virolam** and **Virocomb**, enabled Ranbaxy Vietnam to become the second largest player in this segment in Vietnam. The Company emerged No.1 player in terms of new product introductions, in the year 2002. Three products - **Virocomb, Virolam** and **Chericof**, were among the top 20 launched during the year.

Ranbaxy strengthened its position in the **OTC** segment with the launch of **Garlic Pearls,Riconia** Liquid and **Effcal**. The OTC products achieved a growth of 38%. Backed by a popular outdoor campaign, **Chericof** performed well in the very first year, emerging among top 10 new products launched in Vietnam during the year.

The Company achieved a major breakthrough in **Cambodia** with orders from two leading international NGOs - MSF (Medecins Sans Frontiers) and MDM (Medecin du Monde), for its ARV range of products.

PERU

In its second year of commercial operations, **Ranbaxy PRP (Peru) SAC** achieved sales of US$ 3.46 Mn during 2002. Ranbaxy gained significant market share in the Trade Segment, which is primarily dominated by Multi-National Companies (MNC's). Ranbaxy achieved the 29th position for the month of November 2002, (IMS November 2002) reflecting the healthy progress.

Rofibax (Rofecoxib) was Ranbaxy´s star product closely followed by **Caverta** (Sildenafil). Both the products ranked among the top 10 new products launched during the year. Consistent promotional activities undertaken during 2002, were focused and very specific, to gain the attention and desired results of a niche customer base.

The Pharmacy Chains dominated the retail distribution of pharmaceutical products in Lima. Regular medical campaigns undertaken in these Pharmacy Chains, resulted in high acceptance of Ranbaxy´s product in most of the leading Pharmacy Chains of Peru.

The second major trade segment constituted Private Clinics and Hospitals. Ranbaxy made its presence in most of the major clinics in Lima through regular interactions and meetings with the physicians from these hospitals.

With the focus on capitalising on its presence in Peru, Ranbaxy has already initiated exports to neighbouring **Bolivia** and made registrations in **Ecuador.**

MEXICO

Mexico, ranked amongst the top 10 pharmaceutical markets in the world, saw business plans for entry into this market. Marketing and distribution arrangements was finalised to ensure smooth commencement of business operations.

CENTRAL AMERICA & CARIBBEAN ISLANDS (CACI)

The Company consolidated its business in CACI region. The focus was on select countries for maximum optimisation of resources and improvement in the bottom line. The business saw sales in excess of US$ 2.5 Mn with a considerable growth in the profits.

AUSTRALIA & NEW ZEALAND

The total sales from Australia and New Zealand, was US$ 5.3 Mn. The Company entered into supply agreements with Mayne, Arrow, Douglas and Biochemie in Australia. Ciprofloxacin was the new product that received approval from TGA and is being marketed by Mayne. During the year Ranbaxy established itself as a key supplier of **Ranitidine, Cephalexin** and **Acyclovir** dosage forms to Australia.

MIDDLE EAST AND SRI LANKA

The year 2002 saw the region achieve a robust growth of 44% over the previous year. The secondary sales in the retail segment recorded a growth of 31%, outperforming the market (10.6%).

With the business objective of 'Achieving Sustainable Profitable Growth', many new initiatives were taken - the sales force was further strengthened to expedite entry into new markets and support the overall service distribution network.

UAE, the single largest market in the Middle East, grew by 61% over the previous year. Two new products, **Cifran** and **Enhancin** Suspension, launched in November 2002, were favourably accepted.

In **Oman**, Ranbaxy continued to maintain its leadership position in the private market for the third successive year. Despite a declining market, secondary sales grew by 24%. Ranbaxy was the first Indian Company to be registered in **Saudi Arabia.** Ranbaxy also became the first Indian company to be registered in **Kuwait** with the first shipment being dispatched in November 2002.

Ranbaxy attained the status of being the first Indian pharmaceutical company to be recognised by the Ministry of Health, **Lebanon.**

In **Sri Lanka,** Ranbaxy ranked amongst the top 5 companies in the region, with a sales growth of 40%. **Sporidex** ranked No.1 in the Antibiotic segment (MS Q4 2002, MAT). The Company entered 3 new segments, Pain Management, Anti-histamines and Anti-liabetes, with the launch of 7 new brands - **Cepodem, Altiva, Colcibra, Rofibax, Caverta, Covance** and **Pioglar.**

ACTIVE PHARMACEUTICAL INGREDIENTS (API)

The API business model was revamped during the year to focus on regulated markets, where the Company successfully leveraged intellectual property to get early entries for strategic products.



Centrifuging Operation in 7-ADCA Plant

While the share of sales to Regulated markets has been rising steadily in the past, year 2002, continued to maintain a similar trend. Going forward, the major thrust of the Company will be to maintain the higher operating margins for the business.

While efforts to open the US market would take time to fructify, **Europe** remained the key market in 2002, posting a significant sales growth of more than 50% over 2001. This was possible due to the regulatory expertise, dedicated capacities, world class quality, successful leveraging of intellectual property to get early entries. The Company sees good potential in this market and is well poised to catch the first round of major patent expiries in the coming years.

Germany, UK, France and **Spain** have been traditional strongholds for Ranbaxy's API business. The Company also made an entry into new markets like **Portugal, Italy, Egypt, Yemen, UAE** and **Romania.**

The API business in **Turkey** grew at 70% and contributed 18% of the sales in Europe.

Markets of **Japan, Korea, Taiwan, Australia** and **China** also witnessed encouraging performance during the year. New Regulatory approvals in China, bolstered the profits and increased the market share of **Cephalosporins**.

Performance on the home market was spearheaded by focus on companies targeting sales of dosage forms to the regulated markets of US and Europe.



Sampling during the Manufacturing of API



Raking Operation in Vacuum Tray Drier

One People



Human Resource

With a focus on providing an environment where individuals grow and exceed expectations through performance, Ranbaxy and its people, forge ahead to stretch beyond existing boundaries to create one global enterprise.

2002 was an exciting year for HR. The year saw an overall increase in Ranbaxy's employee strength due to significant acquisition of new talent across key functions and geographies. The HR team was strengthened as was the Regional HR infrastructure and people processes. The HR organisation is working together to serve its customers globally. Early last year the entire HR community met to define a compelling vision. Global HR meetings are now held quarterly where HR practitioners meet to exchange ideas and set priorities.

An enhanced Performance Management System emphasising the five Core Values In Action expected of management personnel, namely : Performance Focus; Customer Responsiveness; Entrepreneurial Drive; Trustworthiness; People Development was introduced with the focus on expectation setting and on-going coaching and feedback. This was cascaded through the organisation in 2002, with management across the board taking lead positions in implementation. Managerial compensation was also aligned with the Company, its Business Units and Individual performance.

An initiative to define Performance Management criteria for senior positions based on Organisation and Individual Scorecards was introduced, focusing on four critical success factors : Financial; Growth; Business Processes and Customer. Today, senior managers have their individual scorecards in place to evaluate success and performance, related to the above criteria.

Total Performance Framework

FINANCIAL	GROWTH
How do we deliver value to our shareholders	How do we innovate and improve
How do we address our customer needs	How do we run our business processes
CUSTOMER	BUSINESS PROCESSES

Assisted by Ernst & Young

A robust Career and Succession Planning System was initiated to develop and groom individuals for the future. An External Assessment tool is also used to identify strengths and define talent pools to drive cross-functional and geographical moves and to support the Company's Talent Management initiative. The approach was evident in expatriate appointments, Globally and in India. Further, education and learning opportunities, which help superior business performance and individual development are also being enhanced to improve relevant skills and competencies.

As Ranbaxy increases its global presence, recruitment and retention of talent will be fundamental to its sustained success. A comprehensive exercise was carried out to identify global and critical positions. Subsequently, a global benchmarking exercise was initiated to consider competitive positioning of compensation and related benefits.



Udai Upendra
Vice President,
Global Human Resources
























One Lineage



Product Review

Part of ONE LINEAGE - Ranbaxy's products maintain the highest levels of quality and reliability. The Company's diverse portfolio of formulations have made significant in-roads in the Global market, reflecting the Company's product excellence.

In the year 2002, despite the challenges faced by the world's leading pharmaceutical markets, Global Pharmaceutical sales recorded US$ 400.6 Bn, experiencing a growth of 8% (IMS World Review 2002). Six leading therapeutic categories - Cardiovasculars, Central Nervous System, Anti-infectives, Gastro-intestinals, Respiratory and Oncology accounted for almost 75% of global branded pharmaceutical revenues (Source: Merrill Lynch report). Urology and Musculoskeletal registered the fastest growth of over 22% and 20%, respectively.

With several products going off-patent during the year 2002 in USA, North America and Western Europe, Ranbaxy made significant in-roads in these markets with the launch of various generic products. The Company had a significant presence in all the leading therapeutic categories. With two New Chemical Entities (NCEs) in the Urology segment, Ranbaxy is well positioned in this fast growing therapeutic area.

Anti-infectives

Anti-infectives continued to be the largest contributor, well supported by the progressive expansion into the chronic therapy segments.

Ranbaxy's Cephalosporin brands contributed to almost 31% of the global Anti-infective turnover.



Ceroxim / Magnaspor (Cefuroxime) emerged as the star performer in the Anti-infective segment, achieving US$ 121.3 Mn in 2002. **Sporidex** (Cephalexin: US$ 44.3 Mn), **Keflor / Vercef** (Cefaclor: US$ 20.12 Mn) and **Oframax** (Ceftriaxone: US$ 7.7 Mn) were the other significant contributors from the Cephalosporin range.

Mox / Ranoxyl (Amoxicillin and combinations) roped in sales of US$ 45.4 Mn and was the second largest product in Company's portfolio. **Cifran / Rancif** (Ciprofloxacin: US$ 30.4 Mn) ranked the fourth largest, followed by **Enhancin / Mox-clav** (Co-Amoxyclav : US$ 21.1 Mn).

Cifran OD, the leading once-a-day formulation of Ciprofloxacin, continued to be the dominant brand in the category.

HIV / AIDS

Presently, Ranbaxy has ten products in the Anti-retroviral (ARV) segment in India and a basket of bio-equivalent generic ARVs. Among them, **Zidovudine** 300 mg Tablets, **Nevirapine** 200 mg Tablets, **Lamivudine** 150 mg Tablets and **Lamivudine** 150 mg + **Zidovudine** 300 mg Tablets, were registered on the WHO pre-qualified list of Anti-AIDS drugs, and a few more are under review.

The year saw Ranbaxy launch **Virol** (Abacavir), a next generation ARV product, for the first time in India.



Cardiovasculars (CVS)

Cardiovasculars continued to be a leading therapeutic segment during the year.

The segment touched sales of US$ 42.75 Mn in 2002, with Cholesterol and Tri-glyceride reducers contributing significantly to the segment. The Company offered a wide range of statins, which included **Atorvastatin, Simvastatin, Pravastatin** and **Lovastatin**. In the Indian market, **Simvotin** (Simvastatin) and **Storvas** (Atorvastatin), were brand leaders in their respective segments. Simvor / Simvotin achieved revenues of US$ 14.33 Mn, and was followed by two ACE inhibitors, **Invoril** (Enalapril) and **Ranopril** (Lisinopril), with sales of US$ 5.73 Mn & US$ 5.61 Mn respectively.


SIMVOR
COVANCE 25
Atorvastatin Tablets
STORVAS 40
Lisinopril
SIMVASTATIN TABLETS USP
SIMVOTIN 20

Anti-diabetics

According to the IMS Worldwide survey, more than 135 million cases of diabetes exist in the world today, and this figure is expected to rise to 300 million by 2025. The market is steadily growing and is expected to cross US$ 20 Bn by 2006.

Ranbaxy is establishing itself as a formidable player in this growing segment with the launch of key brands. **Pioglar** ranked a close second in the Pioglitazone segment, and two new products **Pioglar G** (Pioglitazone + Glimiperide) and **Pioglar M** (Pioglitazone + Metformin), were launched in the market. **Riomet OD** (Metformin extended release) has been launched in India and is being introduced in the overseas markets.


PIOGLAR
Metformin HCl Extended Release Tablets
Riomet OD
RANBAXY

Central Nervous System (CNS)

The worldwide population with CNS disorders is on the rise driven by an ageing population. The global CNS market was at US$ 52 Bn in 2001, expected to be around US$ 77 Bn by 2007, representing an average annual growth of 6.8%.

Celica (Citalopram), a new anti-depressant, emerged as a leading brand in the segment, clocking sales of US$ 5.9 Mn. Other brands that contributed to this strategically important segment were **Fortwin** (Pentazocine: US$ 5.6 Mn), **Calmpose** (Diazepam: US$ 2.94 Mn), **Ranflutin / Fluran** (Fluoxetine: US$ 2.32 Mn) and **Serlift** (Sertraline Hcl: US$ 1.7 Mn).

Ranbaxy has a specialised team to promote the CNS products, which is a high-growth therapeutic area in India.


Serlift 50
Citalopram Hydrobromide Tablets
Celica
Serlift 100

Gastro Intestinals (GI)

Gastro Intestinals emerged as the second largest therapeutic category in 2002, with total sales of US$ 50.1 Mn. **Histac** (Ranitidine) with earnings of US$ 31.9 Mn, contributed immensely to this category. The other brands in the GI portfolio included **Omesec / Romesec** (Omeprazole: US$ 4.5 Mn), **Gesdyp** (Digestive Enzyme: US$ 2.6 Mn) and **Pylobact** (H.Pylori Kit: US$ 1.7 Mn). **Raciper** (Esomeprazole DR Tablets), launched this year, captured 26% of the market share in the category and ranked a close second.



Nutritionals

Ranferon / Fenules (Iron supplement), **Revital** and **Riconia** (Micronutrients) are the Company's flagship brands in this category. Ranbaxy launched the Global Consumer Healthcare business in October 2002, to capitalise on the immense opportunity offered by the Over-The-Counter segment. In the first phase, **Revital**, **Pepfiz**, **Gesdyp** and **Garlic Pearls** were brought under the new business to be promoted and marketed as OTC brands. More new products are scheduled for launch in 2003, to strengthen Ranbaxy's foray in the OTC segment.



Rheumatologicals

According to IMS forecasts, the overall sales of non-steroidal Anti-rheumatics will rise by 20% in the US market, as a result of the launch of COX-2 inhibitors. This equates to revenues in excess of US$ 2.5 Bn by 2008. Currently, these drugs account for over 20% of the Arthritis market.

Ranbaxy's brand **Rofibax** emerged as a leader in the Rofecoxib market with sales of US$ 3.92 Mn. **Colcibra** became the third-largest brand in the Celecoxib market. The successful launch of **Creval** (Valdecoxib) adds to the leadership position of Ranbaxy in the COX-2 inhibitor's market.

Respiratory

Romilast (Montelukast) emerged as the brand leader in Oral Solids Respiratory market, recording sales of US$ 1.6 Mn, with a market share of 53%. This successful entry in the Asthma segment will be sustained by new product introductions in this market in 2003. **Chericof** (Cough preparation) and **Altiva** (Fexofenadine) were the other two key brands in the respiratory segment.

Dermatology

The Dermatology segment was a key focus area in 2002, and with a dedicated team of professionals, sales worth US$ 21.82 Mn was achieved. The key contributors were **Diprovate** range (Betamethasone and combinations: US$ 4.82 Mn) and **Cecnoin / Isoacne** (Isotretinoin: US$ 4.05 Mn).

The Company also acquired FDA approvals to market **Isotretinoin** in the US. Dermatology being a major therapeutic focus area, the segment is all set to be a significant contributor in the coming years.



Others

The Genito-Urinary segment, including men's health, was another prime focus area for Ranbaxy in 2002. **Caverta** registered sales worth US$ 3.08 Mn in the Sildenafil Citrate market in India. **Cifran, Cifran OD, Zanocin** and **Zanocin OD** continued to be among widely prescribed products by Urologists.

On Passion



Global Manufacturing

Energised by ONE PASSION - to provide uncompromising quality, conforming to international GMP and cGMP practices, Ranbaxy's unceasing commitment has resulted in making its manufacturing facilities amongst the best in the world.

The year saw the acquisition of a liquid orals facility in Gloversville, New York, USA, making it the sixteenth manufacturing facility of Ranbaxy. In a very short span of time, this facility was modernised and validated. The internal harmonised systems and procedures of Global Manufacturing were implemented in this facility to keep it in readiness for business objectives.

The success of Cefuroxime Axetil Tablets in USA was aptly supported by Global Manufacturing and Supply Organisation. All sub-sections, namely, Purchasing, Manufacturing, Engineering, Quality Assurance and Logistics, worked as a seamless organisation to provide adequate supplies of the finished product within the shortest possible time to the US marketing team.

A state-of-the-art semi-synthetic penicillin dosage forms facility was commissioned in Dewas to meet the requirements of Co-amoxyclav formulations for USA. This facility was built, commissioned and validated in a record six months time.

Capacity enhancement in API and dosage forms facilities was done during the year, using very innovative and cost-effective methods. These initiatives resulted in substantially reducing the response time to marketing requirements.

A record number of ANDA test batches were taken during the year in various plants along with International Drug Regulatory Affairs and R&D. In order to streamline the process further, a separate 'Quality Engineering Cell' was built and commissioned at Paonta Sahib. This cell is dedicated to manufacturing of ANDA test batches, testing and collation of necessary data for ANDA filings.



Dosage Forms Facility, Paonta Sahib (Himachal Pradesh), India



Liquid Manufacturing Facility, Ranbaxy Pharmaceuticals Inc., Gloversville (New York), USA

Keeping in view the Company's philosophy to continuously protect the environment, work on installation of additional state-of-the-art, wastewater treatment plants at API plants was started during the year. These plants will supplement the existing compliant treatment plants.

The API manufacturing facility at Toansa won the coveted 'CII National Award for Excellence in Energy Management' during the year. Last year, the Paonta Sahib facility won this prestigious award, making it two consecutive years of recognition.

Work on a major initiative on achieving excellence in Supply Chain was started during the year. One of the leading International consulting firms has been hired to assist Ranbaxy on this. More than 30 Ranbaxy managers, drawn from various disciplines worldwide, will be working on this project along with a team of consultants for the next few months to set up a 'World Class Supply Chain Organisation'.

All manufacturing facilities remained in compliance with respect to Good Manufacturing Practices. Continuous training of all employees in manufacturing, remains one of the important features in maintaining this compliance.



Active Pharmaceutical Ingredients Facility, Mohali (Punjab), India



RANBAXY

US bound consignment of Formulations being shipped



Global Licensing

Global Licensing will be one of the propellants for Ranbaxy's growth in the future. During the year, the Company made significant strides in this area through various In-licensing and Out-licensing activities.

In-Licensing

In the area of Novel Drug Delivery Systems (NDDS), Ranbaxy entered into an agreement with Meyer Zall of South Africa for its Dermatological product, **Exorex / Linotar**. The product will be marketed in India by Croslands, a division of Ranbaxy.

The Company also entered into an exclusive licensing agreement with K S Biomedix Ltd, a UK based bio-pharmaceutical company, for marketing TransMID™, a novel bio-pharmaceutical product for treatment of brain cancer. Ranbaxy will obtain exclusive marketing rights for TransMID™ in India.

Out-Licensing

Ranbaxy Out-licensed its New Chemical Entity, RBx 2258 (BPH molecule), to Schwarz Pharma AG, Germany, during the year. As part of the agreement, Schwarz Pharma will have exclusive rights to develop, market and distribute the product in USA, Japan and Europe, while Ranbaxy will retain the rights for the rest of the markets.



Sanjiv D Kaul
Vice President,
Corporate Affairs, Global Licensing
& Allied Businesses

Allied Businesses

Ranbaxy Animal Health

The Animal Health division saw an encouraging growth despite the prevailing poor market conditions. The division grew at twice the growth rate recorded by the industry.

The ***Poultry Business*** concentrated on offering a range of technologically superior products to the customer. The focus was on a new concept spray vaccine called **Vitapest**, from **CEVA Sante Animale, France**, which was launched to combat Newcastle Disease in day-old chicks. BMD from Alpharma, USA, retained the top position among Antibiotic Growth Promoters. **Enrocin Oral**, **Famitone** and **Check-o-Tox** continued their leadership positions in their respective therapeutic segments.

The ***Livestock Business*** witnessed some aggressive marketing in 2002, with a sales growth of 15%. All the products launched in the last two years demonstrated encouraging sales this year as well and contributed to more than 60% of revenues. Innovative marketing initiatives like Key Prescribers' Conversion Programme, Your Prescription Our Motivation, Ticomax Intensive Display Exercise, Mass Contact Programme and Opinion Makers' Demonstration Programme, helped entrench the product in the minds of customers.

The year 2002 saw ***Pets Business*** undergo major restructural changes, resulting in a high growth of 76%. The internationally preferred Antibiotic brand, **Temobax**, a combination of Amoxycillin and Clavulanic acid, developed by Ranbaxy's in-house technology, was also introduced during the year. **Virbac**, canine vaccines sourced from France, fared well this year in the Pet market.

Ranbaxy Diagnostics

During the year 2002, the Diagnostics division identified two key areas for business growth - Customer Needs and Service, with focus on product groups. The division restructured its business into three Strategic Business Units (SBUs): Chemistry & Haematology, Immuno-diagnostics and Channel Partners. The restructuring resulted in increased sales and customer satisfaction and growth in all the three segments.

The **Chemistry and Hematology** segment saw continued success in the fully-automated chemistry segment, with an increase in the number of Dimension installations. Sales of Dimension Reagents grew by 26% in 2002, as compared to a market growth of 10% during the same period. The Company's alliances with its partners- Dade Behring, Elitech, Hycel, Axis-Shield, Agen, Pointe Scientific, Biokit & Biosystems will further strengthen the leadership position in this segment.

The **Immuno-diagnostics** SBU, in addition to its existing semi-automated line of instruments, also introduced a fully-automated walk away Elisa Processor- Biomaster in the market, the installation base of which stands at 10. Alongside the Elisa products used in detection of HIV and Hepatitis, special product groups like TORCH & Hepatitis Markers have also found a high level of customer acceptance.

The Engineering Service group introduced a clinical chemistry photometer under the brand name of RANLAB for semi-automated labs. The group initiated the development of an ELISA Reader, ELISA Plate Washer and Needle burner, to cater to the Immuno-diagnostics laboratories and blood banks. The division has already achieved an installation base of 20 instruments.

Ranbaxy Diagnostics explored the global diagnostics' scenario to identify three niche products for semen analysis, parasitology and autoimmune diseases respectively. These instruments are scheduled for launch in India in 2003.

With a strong platform build on Quality, Accuracy, Reliability and Service, the division acquired the image of a company having an efficient team of committed employees and Channel Partners to fulfil customer needs. The forthcoming year will continue to focus on existing strengths and build new capabilities to emerge as 'Customers' First Choice Company' in the Diagnostics industry.

RANBAXY FINE CHEMICALS LIMITED (RFCL)

A strategic decision to focus on value-added product lines, enabled ***Ranbaxy Fine Chemicals Limited (RFCL)*** achieve sales of Rs. 329 Mn (US$ 6.85 Mn) for the year 2002. The division ranked 4th in the industry and captured 11% of the market share. The core Reagents business grew by 15% during the year as against a market growth of 10%.

The HPLC Solvent product line achieved a 25% increase in volumes. RFCL presently has a 27% share in the HPLC solvents market.

With an objective to offer a wider product range to the Research Scientist and Quality Assurance Managers, RFCL repositioned itself from a Laboratory Chemical Company to a Laboratory Solutions Provider. Agreements were signed with various companies to enable RFCL to supply laboratory chemicals, filter papers and HPLC columns through one interface. A distribution agreement was signed with Acros Organics, Belgium, resulting in a 40% growth in product offerings in 2002.

RFCL entered into a business alliance with Sartorius India, Bangalore, to market its filter paper range. The division also finalised a distributorship agreement with W. R. Grace, USA, to market its range of HPLC columns in India.

RFCL achieved a significant improvement in operational parameters like Receivables, Gross Working Capital and Return on Investment (ROI). Surveillance audits were carried out by Det Norske Veritas (DNV) for Mumbai and Vadodara locations and the procedures were accredited as per ISO 9002:1994.

Numerous brand-building activities were undertaken to establish **RANKEM** as a powerful brand. The focus on the objective of becoming a 'Customer Centric Organisation' initiated in 2001, brought in rich dividends.

OPERATING SUBSIDIARIES & AFFILIATES
RESULTS AT A GLANCE

US$ Millions

ENTITY	GROUP HOLDING (% age)	SALES		PBIDT		PBT		PAT	
		CY	PY	CY	PY	CY	PY	CY	PY
India & Middle East									
Ranbaxy Fine Chemicals Ltd.	100	6.8	6.8	0.2	0.4	0.0	0.1	0.0	0.0
Rexcel Pharmaceuticals Ltd.	100	0.0	0.1	0.1	0.1	0.1	(0.1)	0.1	0.0
Solus Pharmaceuticals Ltd.	100	0.0	0.9	0.1	0.1	0.1	0.0	0.1	0.0
Vidyut Travel Services Ltd	100	0.2 #	0.3	0.0	0.0	0.0	0.0	0.0	0.0
Vorin Laboratories Ltd.		0.0 *	35.8	0.0	1.8	0.0	0.3	0.0	0.3
Europe, CIS & Africa									
Basics GmbH	100	8.8	5.7	(1.0)	(0.6)	(1.2)	(0.9)	(1.2)	(0.9)
Ranbaxy (Netherlands) B.V.	100	–	–	(0.5)	(0.4)	(1.1)	(1.8)	(1.1)	(1.8)
Ranbaxy (SA) (Pty.) Ltd.	100	5.6	3.5	0.5	(0.1)	0.4	(0.2)	0.3	(0.2)
Ranbaxy (U.K.) Ltd.	100	29.9	24.0	0.6	0.4	0.3	0.2	0.2	0.1
Ranbaxy Egypt Ltd.	100	2.7	3.1	0.1	0.1	0.0	0.1	0.0	0.0
Ranbaxy Europe Ltd.	100	–	–	0.1	0.1	0.1	0.0	0.0	0.0
Ranbaxy France SAS	100	0.0	–	0.0	–	0.0	–	0.0	–
Ranbaxy Ireland Ltd.	100	16.1	11.9	0.8	0.6	(1.5)	0.1	(1.6)	0.0
Ranbaxy Nigeria Ltd.	85	11.3	7.1	0.9	0.8	0.6	0.5	0.4	0.3
Ranbaxy Pharmaceuticals B.V.	100	10.5	18.7	0.1	0.4	0.1	0.1	0.1	0.1
Ranbaxy Poland Sp. zo.o	100	0.0	0.1	0.0	0.1	0.0	0.0	0.0	0.0
Asia Pacific & Latin America									
Ranbaxy Farmaceutica Ltda *	55	24.0	14.1	1.7	1.1	0.8	1.0	0.3	0.9
Ranbaxy (Guangzhou China) Ltd.	79	6.6	11.3	(1.1)	0.4	(2.0)	(0.4)	(2.0)	(0.4)
Ranbaxy (Hong Kong) Ltd.	100	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	(0.1)
Ranbaxy (Malaysia) Sdn. Bhd.	56	8.6	7.5	1.5	0.8	1.2	0.5	0.8	0.3
Ranbaxy Vietnam Company Ltd	100	1.3	–	(0.1)	–	(0.2)	–	(0.2)	–
Ranbaxy Unichem Co. Ltd.	73 **	4.7	4.4	0.3	(0.1)	0.1	(0.2)	0.1	(0.2)
Unichem Distributors Ltd., Partnership	100	0.0	1.2	0.0	0.1	0.0	0.1	0.0	0.1
Unichem Pharmaceuticals Ltd.	91 **	0.0	1.3	0.0	0.1	0.0	0.1	0.0	0.1
Ranbaxy PRP (Peru) S.A.C.	75	3.5	1.4	0.2	0.0	0.1	0.0	0.0	0.0
North America									
Ohm Laboratories Inc.	100	59.3	43.1	6.0	5.0	5.7	3.0	3.3	2.4
Ranbaxy Pharmaceuticals Inc.	100	271.7	88.9	43.5	6.7	41.9	4.1	25.8	3.2
Ranbaxy Schein LLC.	50	0.0	1.2	0.0	0.2	0.0	0.2	0.0	0.2
TOTAL		471.6	292.4	54.0	18.1	45.5	6.7	25.4	4.4

All figures are converted to US$ based on average of the opening and closing rates of exchange for previous year and monthly average for the current year.

* Ceased to be a subsidiary during the year

** Including share holding through affiliates.

\# Income from charter of aircraft

CY : Current Year, PY : Previous Year

PBIDT : Profit Before Interest, Depreciation and Tax

PBT : Profit Before Tax

PAT : Profit After Tax

BOARD OF DIRECTORS

Mr. Tejendra Khanna
Chairman

Mr. J. W. Balani

Mr. Vivek Bharat Ram

Mr. D. S. Brar
CEO & Managing Director

Dr P. S. Joshi

Mr. Nimesh N. Kampani

Mr. V. K. Kaul
Whole-time Director

Mr. Vivek Mehra

Mr. Harpal Singh

Mr. Surendra Daulet-Singh

Dr. Brian W. Tempest
Whole-time Director

SECRETARY
Mr. S. K. Patawari

OPERATING JOINT VENTURES & SUBSIDIARIES

Brazil : Ranbaxy Farmaceutica Ltda. **China** : Ranbaxy (Guangzhou China) Ltd.
Egypt : Ranbaxy Egypt Ltd. **France** : Ranbaxy France SAS. **Germany** : Basics GmbH.
Hong Kong : Ranbaxy (Hong Kong) Ltd. **India** : Ranbaxy Fine Chemicals Ltd., Rexcel Pharmaceuticals Ltd., Solus Pharmaceuticals Ltd., Vidyut Travel Services Ltd. **Ireland** : Ranbaxy Ireland Ltd.
Malaysia : Ranbaxy (Malaysia) Sdn. Bhd. **Netherlands** : Ranbaxy (Netherlands) B.V., Ranbaxy Pharmaceuticals B.V.
Nigeria : Ranbaxy Nigeria Ltd. **Panama** : Ranbaxy Panama SA. **Peru** : Ranbaxy PRP (Peru) SAC
Poland : Ranbaxy Poland Sp. zoo. **South Africa** : Ranbaxy (SA) (Pty.) Ltd.
Thailand : Unichem Pharmaceuticals Ltd., Unichem Distributors Ltd. Part., Ranbaxy Unichem Co. Ltd.
U.K. : Ranbaxy (UK) Ltd., Ranbaxy Europe Ltd.
USA : Ranbaxy Pharmaceuticals Inc., Ohm Laboratories Inc.
Vietnam : Ranbaxy Vietnam Company Ltd.

REGIONAL HEADQUARTERS

New Delhi, London, Singapore, New Jersey (USA)

MARKETING OFFICES

○ Doula (Cameroon) ○ Kiev (Ukraine) ○ Moscow (Russia) ○ Ho Chi Minh City (Vietnam) ○ Kaunas (Lithuania) ○ Bucharest (Romania) ○ Nairobi (Kenya) ○ Abidjan (Ivory Coast) ○ Warsaw (Poland) ○ Yangon (Myanmar) ○ Almaty (Kazakhstan)

STATUTORY AUDITORS

Walker, Chandiok & Co., 41-L, Connaught Circus, New Delhi - 110 001

INDEPENDENT AUDITORS (US GAAP)

Grant Thornton, 41-L, Connaught Circus, New Delhi - 110 001

SOLICITORS

Khaitan & Jayakar Sud Sen Budhiraja & Vohra
C-73, Himalaya House, 7th Floor, 23, Kasturba Gandhi Marg, New Delhi - 110 001

BANKERS

○ ABN AMRO Bank NV ○ Standard Chartered Bank ○ Bank of America NA
○ Citibank NA ○ Deutsche Bank AG ○ Hong Kong & Shanghai Banking Corporation
○ Punjab National Bank ○ Credit Lyonnais

REGISTERED OFFICE

Sahibzada Ajit Singh Nagar - 160 055, District Ropar, Punjab (India)

CORPORATE OFFICE

19, Nehru Place, New Delhi - 110 019 (India). Ph : (91-11) 26452666-72. Fax : (91-11) 26002091

HEAD OFFICE

25, Nehru Place, New Delhi - 110 019 (India). Ph : (91-11) 26452666-72. Fax : (91-11) 26465748

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting this 42nd Annual Report and Audited Accounts for the year ended December 31, 2002.

WORKING RESULTS

	Rs. Millions		
	Year ended December 31, 2002	Year ended December 31, 2001	Percentage change
Net Sales	27686.63	19419.93	42.6
Profit before Interest, Depreciation and Amortisation	7304.75	3924.12	86.1
Interest	207.92	474.67	
Depreciation	483.70	491.61	
Amortisation	110.41	180.15	
Profit before extra-ordinary items	6502.72	2777.69	134.1
Extra-ordinary Income	631.03	–	
Profit before tax	7133.75	2777.69	156.8
Provision for tax	897.94	258.12	
Profit after tax	6235.81	2519.57	147.5
Balance as per last balance sheet	992.41	932.98	
Tax - earlier years	576.13	(1244.06)	
Depreciation written back	–	81.68	
Deferred revenue expenditure	(1455.70)	–	
Transfer from:			
Investment allowance reserve	–	13.73	
Foreign projects reserve	15.00	1.56	
Balance available for appropriation	6363.65	2305.46	
Appropriations:			
Dividend	2434.00	1158.95	110.0
Tax on dividend	237.61	–	
Transfer to:			
– Foreign projects reserve	–	14.10	
– General reserve	1500.00	140.00	
Surplus carried forward	2192.04	992.41	
	6363.65	2305.46	

CONSOLIDATED WORKING RESULTS (UNDER INDIAN GAAP)

	Year ended December 31, 2002	Year ended December 31, 2001	Percentage change
Net Sales	37137.59	26853.59	38.3
Profit before Interest, Depreciation and Amortisation	8796.06	4865.69	80.8
Profit before extra-ordinary items	7458.28	3002.92	148.4
Profit before tax	8334.26	3002.92	177.5
Provision for tax	1856.65	369.19	
Profit after tax	6477.61	2633.73	146.0
Minority Interests	7.96	28.59	
Profit After Tax and Minority Interests	6469.65	2605.14	148.3

OPERATIONS

The performance of the Company during the year under review has been very encouraging with significant increases in sales, profits and operating margins driven by robust sales growth in dosage forms in overseas markets, higher operating efficiencies and containment of costs. Overseas markets constituted 72% of the consolidated sales. US became the largest market of the Company with sales of US Dollars 296 million contributing 38% of global sales.

DIVIDEND

An interim dividend of Rs.5 per share was paid in September 2002, prior to issue of Bonus Shares in October 2002. Your Directors now recommend a final dividend of Rs.10 per share on the expanded share capital - post issue of Bonus shares for the year ended December 31, 2002 (2001 - total Rs. 10 per share).

The payout ratio (total dividend as % of profit after tax) for the year 2002 is 39% (2001 - 46%).

CHANGES IN CAPITAL STRUCTURE

(i) Authorised Share Capital

The Authorised Equity Share Capital of the Company was increased from Rs. 1500 million to Rs. 1990 million keeping in view issue of Bonus shares.

(ii) Bonus shares

6,95,37,491 Equity Shares of Rs.10/- each were allotted on October 11, 2002 as Bonus Shares (on pari-passu basis) in the ratio of three new Equity Shares for every five Equity Shares of Rs.10 each held as on the Record Date i.e. October 4, 2002.

(iii) Issue of shares on exercise of Employees Stock Options

The Company allotted Equity Shares (on pari passu basis) pursuant to exercise of stock options as summarised below:

Date of Allotment	No. of Shares
July 1, 2002	340
October 8, 2002	18,789
January 8, 2003	12,473
April 10, 2003	11,245

CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for the year ended December 31, 2002 under Indian GAAP and US GAAP form part of the Annual Report.

SUBSIDIARIES AND JOINT VENTURES

The reports and audited accounts of the subsidiary companies along with the statement pursuant to Section 212 of the Companies Act, 1956, form part of the Annual Report. During the year under review:

(i) Vorin Laboratories Ltd. ceased to be a subsidiary of Vidyut Investments Ltd.

(ii) With the acquisition of 28.22% share capital of Ranbaxy (Malaysia) Sdn.Bhd. (RMSB) by Ranbaxy (Netherlands) B.V. (RNBV), the aggregate shareholding of the Company in RMSB has increased to 56.25%; accordingly, it has become a subsidiary of the Company.

(iii) Ranbaxy Unichem Company Ltd. (RUCL), Thailand, a joint venture company in which your Company holds 41% of Equity Share Capital has become a subsidiary in view of a majority of the Directors on the Board of RUCL being under control of the Company.

(iv) Consequent to (iii) above, Bounty Holdings Ltd. (Bounty), Thailand being a subsidiary of RUCL, has become a subsidiary of the Company.

(v) Entire share capital of Unichem Pharmaceuticals Ltd. (UPL), Thailand is being held by RNBV, Bounty and RUCL, UPL therefore has become a subsidiary of the Company.

(vi) The Company has plans to enter the generics market in France that has good potential for growth. Ranbaxy France SAS has been incorporated as a wholly-owned subsidiary of RNBV for the purpose.

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

Management Discussion and Analysis Report as required under the Listing Agreements with Stock Exchanges is enclosed at Annexure 'A'.

EMPLOYEES STOCK OPTION SCHEME

Information regarding the Employees Stock Option Scheme is enclosed at Annexure 'B.'

FIXED DEPOSITS

The Company discontinued inviting, accepting and renewing of fixed deposits effective March 1, 2002. In respect of existing deposits that were due for repayment during the year under review, one deposit of Rs.75,000 remained unclaimed as on December 31, 2002, which has been repaid subsequently.

LISTING AT STOCK EXCHANGE

The Equity Shares of the Company are listed on the Stock Exchanges at Ahmedabad, Kolkata, Delhi, Ludhiana, Mumbai and The National Stock Exchange. The annual listing fees for the year 2003-2004 has been paid to all these Exchanges.

It is proposed to de-list the equity shares of the Company from the Stock Exchanges at Ludhiana, Delhi, Ahmedabad and Kolkata in view of negligible trading at these Exchanges for which approval of shareholders is being sought at the ensuing Annual General Meeting.

DISCLOSURE OF PARTICULARS

As required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, the relevant information and data is given at Annexure 'C.'

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of provisions of Section 217(2AA) of the Companies Act, 1956 (Act) your Directors confirm that:

(i) In the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures.

(ii) The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at the end of the accounting year and of the profit of the Company for that period.

(iii) The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

(iv) The Directors have prepared the annual accounts on a going concern basis.

DIRECTORS

Dr. J. M. Khanna, President-R&D and Whole-time Director retired on July 31, 2002 after serving in various capacities in the R&D Organisation of the Company for over 23 years. Your Directors record their deep appreciation for the valuable contributions made by him during his tenure.

In accordance with the Articles of Association of the Company, Mr. Surendra Daulet-Singh, Mr. Nimesh N. Kampani and Mr. Harpal Singh retire by rotation as Directors at the ensuing Annual General Meeting and are eligible for re-appointment.

COST AUDIT

The reports of M/s R. J. Goel & Co., Cost Accountants, in respect of audit of the cost accounts of the pharmaceutical substances and dosage forms units of the Company for the year ended December 31, 2002 will be submitted to the Central Government in due course.

AUDITORS' REPORT

The change in the accounting policy with regard to amortisation of expenditure for obtaining regulatory approvals and registration of products for overseas markets as referred to by the Auditors in their Report and explained at Note 23 in Schedule 28 of the Accounts is self explanatory.

AUDITORS

M/s Walker, Chandiok & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of the Auditors, if re-appointed.

PARTICULARS OF EMPLOYEES

As required under Section 217(2A) of the Companies Act, 1956 and Rules framed thereunder, the names and other particulars of employees receiving remuneration above the prescribed threshold are set out in the annexure appended to this Report.

ACKNOWLEDGEMENTS

Your Directors acknowledge with gratitude the commitment and dedication of the employees at all levels, that has contributed to the growth and success of the Company. The Directors would also like to thank other stakeholders including bankers, business associates who have continued to provide support and encouragement and, in particular, members of the medical profession, for their efforts to provide high quality ethical therapeutic products within India and abroad. The Directors take this opportunity to record their appreciation for all those who contributed to the success of your Company and look forward to their continued support in the years to come.

On behalf of the Board of Directors



(TEJENDRA KHANNA)
CHAIRMAN

New Delhi
Dated : May 16, 2003

ANNEXURE A

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

INDUSTRY STRUCTURE & DEVELOPMENTS

The Global Pharmaceutical market size crossed the $ 400 billion mark in 2002, a growth of 8% over 2001. North America, Europe (EU) and Japan accounted for 85% of the total global pharmaceutical sales in 2002. The North American market grew by 12% to reach $ 203 billion, constituting 51% of the global sales in 2002. Europe's (EU) market size reached $ 90 billion witnessing growth rate of 8%. Japan's market size at $ 47 billion remained flat as compared to last year.

The top-ten leading therapy classes accounted for 31% of the total world market. The leading therapeutic segment globally continued to be Anti Ulcerants, with global sales of $ 21.9 billion growing at 9%. The next segment was Cholesterol & Triglyceride Reducers with sales of $ 21.7 billion growing at 12%. The fastest growing segment among the top-ten leading segments was Anti Psychotics growing at 19% with sales of $ 9.5 billion.

The Indian Pharmaceutical market is highly competitive and fragmented with nearly 20000 players. Around 260 players constitute the organised sector whilst the remaining are in the small-scale sector. The size of the Indian market was estimated at $ 4.5 billion in 2002 having grown by 8-9% over last year. Globally, the output of the Indian pharmaceutical market ranks 4th in terms of volume and 13th in terms of value reflecting substantially lower price realisations.

Key developments in the Indian Pharmaceutical sector include:

- **Increasing contribution of Indian companies:** Share of the Indian companies in the domestic market has gone up over the last five years from 71% to 76%. The major growth driver for Indian companies has been the launch of new products (Branded Generics). Of the 3000 launches in the last two years, only 100 have been by MNCs.
- **Increasing share of chronic therapy segment:** The chronic therapy segment has increased to 25% of the total market in 2002, as compared to 18% in 1998. The segment mainly includes Antidiabetics, Cardiac and Neuro Psychiatry.
- **Decline in prices:** The market for the first time in four years, witnessed an overall decline in prices by almost half a percent on average.

OUTLOOK ON OPPORTUNITIES

The global pharmaceutical market has a lot of potential for growth in the generics segment. In the next five years, drugs with currently estimated sales of $ 55-65 billion, will go off patent in USA alone, which would permit the launch of their generic equivalents. The pressure to contain the health care costs in USA along with a fairly well defined framework for regulatory approvals will continue to expand and grow the generics in USA followed similarly by Europe and Japan. It is estimated that the global generic market will grow at 10-12% in the medium term, whereas the global pharmaceutical market will grow at 7-9%.

The Indian pharmaceutical market (Branded Generics) offers significant opportunities in the chronic segments like Cardiovascular, Diabetes, Metabolic Disorders and Central Nervous System, which are expected to register double-digit growth rates in the years ahead. For 2002, these segments registered 16% growth over last year and this trend is expected to continue. High growth rates are also expected in the super speciality segments like Anti-cancer and Anti-Aids.

OUTLOOK ON THREATS, RISKS AND CONCERNS

Global generics business, particularly in the developed markets faces the risks of product liability, regulatory issues and patent litigation. Generic companies would need to implement processes to recognise and suitably protect themselves against such risks.

In India, single digit growth rates of 7-9% are expected in the next few years. The chronic segment is expected to grow faster than the acute segments. This trend will require many companies in India to realign their portfolios.

SEGMENT-WISE PERFORMANCE

Ranbaxy recorded global sales of $ 764 million registering a growth of 38%. Dosage form sales constituted 85% of the total global sales as compared to 76% last year. The share of the sales in overseas markets was 72%, as compared to 62% last year.

INTERNAL CONTROL SYSTEMS AND ADEQUACY

There are well-established procedures for internal controls for operations of the Company and its subsidiaries. The Finance and Internal Audit functions are well equipped with experienced and qualified personnel and play important roles in implementing and monitoring the statutory and internal control environment.

FINANCIAL PERFORMANCE

The Net Sales of Ranbaxy grew by 42.6% to reach Rs. 27,687 million. Profit before interest, depreciation and amortisation was Rs. 7,305 million (2001: Rs. 3,924 million), recording an increase of 86%. Profit before tax at Rs. 7,134 million (2001: Rs. 2,778 million) was up by 157%, while Profit after tax (including deferred tax) was Rs. 6,236 million (2001: Rs. 2,520 million), up by 147.5%.

Ranbaxy recorded net consolidated global sales of Rs. 37,138 million, registering a growth of 38% over last year. Profit before interest, depreciation and amortisation was Rs. 8,796 million, registering a growth of 81% over last year. Profit before tax at Rs. 8,334 million was up 178% while Profit after tax at Rs. 6,478 million up by 146%.

The robust operating performance underlined increase in sales of higher value added dosage forms particularly in the overseas markets and improved management of working capital, higher operating efficiencies and initiatives taken to contain costs.

HUMAN RESOURCES

Human Resources are a highly valued asset at Ranbaxy. The Company seeks to attract, retain and nurture scientific, technical and managerial talent across its global operations and continues to create, sustain and enhance an environment that brings out the best in our people with emphasis on learning, training & development and career progression. Performance is recognised and rewarded through upgradations and job enrichment, performance incentives, bonuses and stock options. The total number of employees in our global organisation was 7991 on December 31, 2002.

ANNEXURE B

Information regarding the Employees' Stock Option Scheme
(As on December 31, 2002)

(a) Options granted
- (i) No. of options granted for the performance year 2001 : 4,70,450
- (ii) Total No. of options granted up to December 31, 2002 : 10,19,970

(b) Pricing formula : Average of the daily closing prices of the Equity Shares of the Company at the National Stock Exchange for a period of twenty six weeks preceding to the date(s) of grant of options. On this basis exercise price of the options granted for the performance year 2001 was arrived at Rs.745 per Equity Share.

(c) Number of options vested : 1,21,292

(d) Number of options exercised : 12,084

(e) Number of shares arising as a result of exercise of options : 19,129

(f) Number of options lapsed : 69,073

(g) Variance of terms of options : Nil

(h) Money realised by exercise of options (Rs.) : 76,97,093

(i) Total Number of options in force : 938,813

Note: Options granted up to October 3, 2002 are entitled for additional shares on a proportionate basis keeping in view the issue of bonus shares by the Company in the ratio of 3 for 5 in October 2002.

(j) (i) Options granted to senior managerial personnel:

Name	Designation	No. of Options
Mr. D. S. Brar	CEO & Managing Director	20000
Dr. J. M. Khanna*	President (R&D) & Whole-time Director	6000
Dr. Brian W. Tempest	President - Pharmaceuticals & Whole-time Director	5000
Mr. V. K. Kaul	Executive Vice President - Finance & Corporate Services & Whole-time Director	6000
Mr. B. K. Raizada	Senior Vice President	4250
Mr. Pushpinder Bindra	Senior Vice President - Global Manufacturing	4250
Mr. Rajiv Malik	Vice President - Pharma Research and Regulatory Affairs	4250
Dr. Naresh Kumar	Vice President - Chemical Manufacturing	2200
Mr. Vinod Dhawan	Regional Director - Asia, Pacific & Latin America	3250
Dr. Yatendra Kumar	Vice President - Chemical Research	4250
Dr. Kiran V.Marthak	Vice President - Clinical Research & Medical Affairs	2100
Mr. Rahul Goswami	Vice President - Strategic Planning & CIO	2250
Mr. S. D. Kaul	Vice President - Corporate Affairs, Global Licensing and Allied Businesses	2750
Mr. S. K. Chawla	Vice President - Internal Audit	2200
Mr. Ashok Kumar Rampal	Vice President - NDDS	3000
Mr. K. Srinivas	Vice President - API Business & Strategic Purchasing	1750
Mr. Atul Malhotra	Head-Global Consumer Healthcare & Regional Director - Middle East	2250
Mr. Udai Upendra	Vice President - Global Human Resources	2250
Mr. Dipak Chattaraj	Regional Director - North America	3500
Mr. Peter Burema	Regional Director - Europe, CIS & Africa	2750

*Retired on July 31, 2002.

(ii) Employees who have been granted 5% or more of the options granted during the year : Nil

(iii) Employees who have been granted options during any one year equal to or exceeding 1% of the issued capital of the Company at the time of grant : Nil

(k) Diluted Earnings Per Share
Before prior period and extra-ordinary items : Rs. 32.93
After prior period and extra-ordinary items : Rs. 28.94

ANNEXURE C

Information pursuant to Companies (Disclosure of Particulars in Report of Board of Directors) Rules, 1988, forming part of the Report of the Directors.

1. A) CONSERVATION OF ENERGY

- Cycle time reduction and optimisation of solvent recovery process in Ceph-G/7 ADCA and 3C 7ACCA.
- Cycle time reduction in Cefaclor.
- Replacement of inefficient cooling water pumps with efficient pumps.
- Replacement of 200 Nos. 60 Watt (GLS) Reactor vessel lamps with 20 Watt CFL lamps by modifying the RVL fittings and Installation of timers for reactor vessel lamps.
- Provided efficient mode of refrigeration to Amination reactor of HMDS plant.
- Electronic blast for 36W tubelights fitted in place of convention copper blasts.
- Variable Frequency drives used for Boiler FD fan blowers and HVAC blowers to regulate air flow.
- Replacement of 5 Nos. oil ring vacuum pumps with water eductors.
- Installation of energy saver in welding sets.

B) IMPACT OF A) ABOVE :

- Cycle time reduction and optimisation of solvent recovery process in Cep-G/7 ADCA and 3C 7ACCA resulted in annual savings of Rs. 7.00 Million.
- Cycle time reduction in Cefaclor resulted in annual savings of Rs. 0.70 Million.
- Replacement of inefficient cooling water pumps with efficient pumps, resulted in annual savings of Rs. 2.15 Million.
- Replacement of 200 Nos. 60 Watt (GLS) Reactor vessel lamps with 20 Watt CFL lamps by modifying the RVL fittings and installation of timers for reactor vessel lamps, resulted in annual savings of Rs. 1.00 Million.
- Provided efficient mode of refrigeration to Amination reactor of HMDS plant, resulted in annual savings of Rs. 1.60 Million.
- Electronic blast for 36W tubelights fitted in place of convention copper blasts and Variable Frequency drives used for Boiler FD fan blowers and HVAC blowers to regulate air flow, resulted in annual savings of Rs. 0.25 Million.
- Replacement of 5 Nos. oil ring vacuum pumps with water eductors, resulted in annual savings of Rs. 0.21 Million.
- Installation of energy saver in welding sets, resulted in annual savings of Rs 0.13 Millions.

2. RESEARCH & DEVELOPMENT

a) **Specific areas in which R&D is carried out by the Company:**

- Technology development for Active Pharmaceutical Ingredients (APIs) & key intermediates, conventional & value added innovative dosage forms - complying to international quality & regulatory norms.
- Develop "Platform Technologies" and "Products" in the area of Novel Drug Delivery Systems (NDDS).
- Design, synthesis & discovery of new drug molecules in select therapeutic areas (Urology, Antibacterials, Anti-inflammatory Respiratory diseases and Rheumatoid Arthritis, Metabolic disorders, and Anti-cancer).
- Develop Phyto-pharmaceuticals (OTC as well as ethical) with strong scientific footing, involving standardisation of botanical Actives, followed by their toxicity and clinical studies.
- GLP/cGCP complying Bioavailability / Bioequivalence, Toxicology and Clinical Studies (Phase - I, II & III).
- Innovation in packaging for improved patient convenience & compliance.
- Up-gradation of existing technologies / products on ongoing basis.

b) **Benefits derived as result of R&D activities**

- Technology to manufacture APIs and Dosage Forms.
- Oral Controlled Release Dosage Forms leading to better patient convenience and compliance.
- Generation of high quality data complying the international regulatory requirements, for registration of APIs and generic dosage forms in India and abroad leading to speedy approvals.
- Improved productivity / process efficiencies.
- Internationally competitive prices and product quality.
- Safe and environment-friendly processes.
- Generation of Intellectual wealth for the Company.
- Grant of process patents for Active Pharmaceutical Ingredients (APIs) and dosage forms (both conventional & novel drug delivery systems) in USA, Europe and India.
- Product patents in USA, Europe, India, etc., in the areas of drug discovery research.
- Self reliance and import substitution for conservation of Foreign Exchange.
- Foreign exchange earnings / savings.
- Speed to marketplace.
- Enhanced business through Licensing arrangements (Platform Technologies, NCEs etc) / strategic alliances / custom synthesis.
- Enhanced Global presence / visibility.

c) Future plan of action

- Greater thrust in the areas of Novel Drug Delivery Systems, New Drug Discovery Research and Biotechnology Research.
- Enhance emphasis on Custom Synthesis and New Improved Chemical Entities to draw a greater leverage on the built-in Chemical & Clinical Research infrastructure & capabilities.
- Continue developing innovative, commercially viable process know-how for both Active Pharmaceutical Ingredients (APIs) and dosage forms.
- Expansion of Clinical Research infrastructure complying international GLP/cGCP norms.
- Continue improvements in packaging for pharmaceuticals to ensure shelf-life/stability, quality and, better patient convenience and compliance.
- Continue augmenting R&D capabilities & productivity through technological innovations, use of modern scientific and technological techniques, training and development, benchmarking and global networking / strategic alliances.

d) Expenditure on R&D

	Rs.Millions	
	Year ended December 31, 2002	Year ended December 31, 2001
Capital	235.46	124.23
Revenue	1686.28	646.26
Total	1921.74	770.49

3. TECHNOLOGY, ABSORPTION, ADAPTATION AND INNOVATION :

a) Efforts in brief, made towards technology absorption and innovation
   - As per 2(a) above.

b) Benefit derived as a result of the above efforts, e.g. product improvement, cost reduction, product development, import substitution :
   - As per 2(b) above.

Future course of action

- To continue developing innovative and commercially viable process know-how for APIs and dosage forms (conventional and Novel Drug Delivery System).

c) Information in case of imported technology (imports during last five years)
   - Not applicable.

4. FOREIGN EXCHANGE EARNINGS AND OUTGO

a) Exports sales (excluding sales to Nepal) were Rs. 18502.87 million for the financial year ended December 31, 2002.
   - 981 product dossiers were filed with various international regulatory authorities and regulatory approvals were received for 455 product dossiers.
   - Drug Master Files (DMFs) for APIs were filed with the regulatory authorities in several markets.
   - Continued to receive income by way of royalty, technical and management service fee and dividend from overseas subsidiaries/affiliates.

b) Total Foreign exchange earning and outgo:

	Rs.Millions	
	Year ended December 31, 2002	Year ended December 31, 2001
Earnings	20156.18	10855.21
Outgo	8950.53	5337.80

FORM - A

Form for disclosure of particulars with respect to conservation of energy

	Current Year	Previous Year
A. Electricity and Fuel Consumption		
1. Electricity		
(a) Purchased Units (KWH)	80185981	68489112
Total Amount (Rs. Million)	299.43	245.92
Rate/Unit (Rs.)	Rs. 3.73	Rs. 3.59
(b) Own Generation		
i) Through Diesel Generator Unit (KWH)	12038865	12423198
Unit per Ltr. of Diesel Oil	3.57	3.64
Cost/Unit	Rs. 4.51	Rs. 4.18
ii) Through Steam Turbine/Generator	Not Applicable	Not Applicable
2. Coal (Specify quality and where used)	Not Applicable	Not Applicable
3. Furnace Oil Qty. (K. Ltrs.)	12233	11460
Total Amount (Rs. Million)	133.79	108.04
Average Rate (Rs. per Ltr.)	Rs. 10.94	Rs. 9.43
4. Others/internal generation	Not Applicable	Not Applicable

B. Consumption per unit of production

	Units	Standards (if any)	Current Year	Previous Year
Electricity				
Active Pharmaceutical Ingredients	(kwh per kg)	No specific standards - consumption per unit depends on product mix	50.48	49.96
Dosage Forms	(kwh per 1000 packs)		80.68	80.68
Furnace Oil				
Active Pharmaceutical Ingredients	(Ltrs. per kg)		8.65	7.69
Dosage Forms	(K. Ltrs. per 1000 packs)		0.01	0.01
Coal			Not Applicable	Not Applicable
Others			Not Applicable	Not Applicable

TEN YEARS AT A GLANCE

Rs. Millions

	1993-94	1994-95	1995-96	1996-97	1997-98	1998 **	1999	2000	2001	2002
Results for the year										
Sales	5934.3	7122.4	8712.8	11482.1	13335.2	10640.5	15598.3	17366.6	20545.4	28894.3
Index	1.0	1.2	1.5	1.9	2.2	2.4	2.6	2.9	3.5	4.9
Exports	2224.7	3018.6	4068	5223.6	5956.9	4414.1	7323.7	8019.6	10290.8	18502.9
Index	1.0	1.4	1.8	2.3	2.7	2.6	3.3	3.6	4.6	8.3
Gross Profit	796.5	1487.5	1828.9	2188.0	2387.6	1552.1	2562.5	3177.1	3924.1	7304.8
Index	1.0	1.9	2.3	2.7	3.0	2.6	3.2	4.0	4.9	9.2
Profit before Tax	653.9	1303.7	1585.2	1869.4	2011.5	1240.4	2103.8	1945.4	2777.7	7133.8
Index	1.0	2.0	2.4	2.9	3.1	2.5	3.2	3.0	4.2	10.9
Profit after Tax	634.9	1103.7	1350.2	1604.4	1866.5	1170.0	1968.8	1824.4	2519.6	6235.8
Index	1.0	1.7	2.1	2.5	2.9	2.5	3.1	2.9	4.0	9.8
Equity Dividend	132.9	199.8	237.2	379.1	530.7	560.1	869.2	869.2	1158.9	2434.0 $
Index	1.0	1.5	1.8	2.9	4.0	5.6	6.5	6.5	8.7	18.3
Equity Dividend (%)	40	50	55	80 + + +	100	50	75	75	100	150
Earning per share(Rs)	17.97 @	25.59 + +	30.42	32.47	34.74	13.46 ***	16.99	15.74	7.32	28.94
Year - end Position										
Gross Block+	2205.5	3291.8	4599.9	5848.0	7347.2	8045.6	8675.9	9241.5	9278.2	10448.8
Index	1.0	1.5	2.1	2.7	3.3	3.6	3.9	4.2	4.2	4.7
Net Block	1693.9	2598.0	3675.5	4605.9	5742.4	6135.5	6319.0	6443.7	6130.5	6753.9
Index	1.0	1.5	2.2	2.7	3.4	4.8	3.7	3.8	3.6	4.0
Net Current Assets	2598.7	5789.7	7562.1	9334.8	9032.8	8320.5	8157.5	8257.7	7454.5	9564.4
Index	1.0	2.2	2.9	3.6	3.5	4.3	3.1	3.2	2.9	3.7
Net Worth	2004.1	6430.3	8155.9	@@11550.0	@@12864.3	14008.3	14979.3	15826.9	17355.1	19604.7
Index	1.0	3.2	4.1	5.8	6.4	9.3	7.5	7.9	8.7	9.8
Share Capital	346.6 @	430.5 + +	443.7	494.1	537.2	1158.9 ***	1158.9	1158.9	1158.9	1854.5
Reserve & Surplus	1657.5	5999.8	7665.6	11055.9	12327.1	12849.4	13820.4	14667.6	16196.2	17750.2
Book value per share(Rs)	56.72 @	149.08 + +	199.6	233.74	239.44	120.9 ***	129.25	136.56	149.75	105.71 $$
No. of Employees	4637	4703	4778	6131	5655	5469	5347	5784	6424	6297

Index : No. of times

+ Includes Capital Work-in-Progress

@ After 1:2 Bonus Issue & Post conversion of Debenture/Rights issue

+ + After Issue of Global Dipository Shares & Post conversion of Debentures

@ @ Includes Warrant option Money and Application Money pending allotment

+ + + Does not include Interim Dividend of Croslands Research Laboratories for the year 1996-97

** 9 months Apr-Dec. Indexation based on annualised figures for 9 months ended 31.12.98

*** After 1:1 Bonus Issue and conversion of outstanding warrants

$ Includes Interim Dividend Rs. 5 per share, prior to issue of Bonus shares and Final Dividend of Rs. 10 per share

$$ After issue of Bonus Shares in the ratio of 3:5

AUDITORS' REPORT

To the Members of Ranbaxy Laboratories Limited

We have audited the attached balance sheet of Ranbaxy Laboratories Limited ("the Company") as at December 31, 2002 and also the profit and loss account and the cash flow statement for year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956 ("the Act") we give in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

iii) The balance sheet and profit and loss account dealt with by the report are in agreement with the books of account;

iv) In our opinion and to the best of our information and according to the explanations given to us, the financial statements read to-gether with the notes thereon and in particular note 23 in schedule 28 forming part of the financial statements that due to change in the accounting policy with regard to amortisation of expenditure for obtaining regulatory approvals and registration of products for overseas markets, profit before tax for the year is lower by Rs. 665.42 million, comply with the accounting standards referred to in sub-section (3C) of section 211 of the Act, give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India in the case of :

(a) the balance sheet, of the state of affairs of the Company as at December 31, 2002;

(b) the profit and loss account, of the profit for the year ended on that date; and

(c) the cash flow statement, of the cash flows for the year ended on that date.

v) On the basis of written declarations received from the directors and taken on record by the board of directors, we report that none of the directors was disqualified as at December 31, 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Act.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner

Place : New Delhi
Dated : April 29, 2003

ANNEXURE TO THE AUDITORS' REPORT

Annexure to the auditors' report of even date to the members of Ranbaxy Laboratories Limited on the financial statements for the year ended December 31, 2002.

i) The Company is maintaining proper records showing full particulars including quantitative details and situation of fixed assets. Major portion of the fixed assets have been physically verified during the year by the management as per the programme. The discrepancies noticed on physical verification were not material and have been properly dealt with in the books of account. In our opinion, the frequency of physical verification of fixed assets is reasonable having regard to the size of the Company and the nature of its fixed assets;

ii) There has been no revaluation of fixed assets during the year;

iii) The stocks of finished goods, stores, spare parts and raw materials have been physically verified by the management during/at the end of the year. In our opinion, the frequency of verification is reasonable;

iv) In our opinion, the procedures for physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business;

v) The discrepancies noted on physical verification of stocks as compared to book records were not material and the same have been properly dealt with in the books of account;

vi) In our opinion, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year;

vii) The Company has not taken any loan, secured or unsecured from companies, firms or other parties listed in the register maintained under section 301 of the Act. The management has certified that there are no companies under the same management as defined under sub-section (1B) of section 370 of the Act;

viii) The Company has not granted any loan, secured or unsecured, to companies, firms or other parties listed in the register maintained under section 301 of the Act. The management has certified that there are no companies under the same management as defined under sub-section (1B) of section 370 of the Act;

ix) The parties to whom loans or advances in the nature of loans have been given by the Company are, except where provisions against doubtful amounts have been made, repaying the principal amounts as stipulated and have been regular in payment of interest, wherever applicable;

x) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchase of stores, raw materials, components, plant and machinery, equipment and other assets and with regard to sale of goods;

xi) As per records of the Company, there were no transactions for purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements required to be entered in the register maintained under section 301 of the Act and aggregating during the year to Rs. 50,000 (Rupees fifty thousand) or more in respect of each party;

xii) As explained to us, the Company has a regular procedure for determination of unserviceable or damaged stores, raw materials and finished goods and in our opinion, adequate provision has been made in the accounts in respect thereof;

xiii) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of section 58-A of the Act and the Companies (Acceptance of Deposits) Rules, 1975, with regard to the deposits accepted from the public;

xiv) In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable by-products and scrap;

xv) In our opinion and according to the information and explanations given to us, the Company has an internal audit system commensurate with its size and the nature of its business;

xvi) We have broadly reviewed the books of account maintained by the Company pursuant to the order made by the Central Government for maintenance of cost records under clause (d) of sub-section (1) of section 209 of the Act and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. However, we are not required to and have not carried out any detailed examination of such accounts and records;

xvii) The Company has been regular in depositing provident fund and employees' state insurance dues with the appropriate authorities;

xviii) According to the records of the Company, there are no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax, customs duty and excise duty outstanding as at December 31, 2002 for a period of more than six months from the date the same became payable;

xix) According to the information and explanations given to us, no personal expenses of employees or directors, other than those payable under contractual obligations or in accordance with generally accepted business practice, have been charged to revenue account;

xx) The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985;

xxi) In respect of trading activities, the Company has a reasonable system of ascertaining the damaged goods and adequate provision has been made in the accounts.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner

Place : New Delhi
Dated : April 29, 2003

BALANCE SHEET
AS AT DECEMBER 31, 2002

	Schedule	2002	2001
		Rs. Millions	
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Capital	1	1,854.52	1,158.95
Reserves and surplus	2	16,860.56	14,863.00
		18,715.08	16,021.95
SHARE APPLICATION MONEY PENDING ALLOTMENT		0.30	–
EMPLOYEES STOCK OPTIONS OUTSTANDING		112.69	47.83
LOAN FUNDS			
Secured	3	6.32	511.46
Unsecured	4	62.67	748.38
		68.99	1,259.84
		18,897.06	17,329.62
APPLICATION OF FUNDS			
FIXED ASSETS	5		
Gross block		10,277.03	9,184.43
Less : Depreciation		3,694.92	3,147.78
Net block		6,582.11	6,036.65
Capital works-in-progress		171.76	93.81
INVESTMENTS	6	3,374.98	3,425.15
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	7	6,110.19	4,596.75
Sundry debtors	8	7,029.45	5,157.27
Cash and bank balances	9	1,013.96	593.85
Other current assets	10	982.59	634.42
Loans and advances	11	2,469.70	2,337.96
		17,605.89	13,320.25
Less:			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	12	4,878.39	4,189.93
Provisions	13	3,163.15	1,675.84
		8,041.54	5,865.77
NET CURRENT ASSETS		9,564.35	7,454.48
DEFERRED TAX LIABILITIES (NET)	14	(889.60)	(1,333.20)
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	15	93.46	1,652.73
		18,897.06	17,329.62
SIGNIFICANT ACCOUNTING POLICIES	27		
NOTES TO THE FINANCIAL STATEMENTS	28		

The schedules referred to above form an integral part of the financial statements.
This is the balance sheet referred to in our report of even date.

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : April 29, 2003

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

S. K. PATAWARI
Secretary

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2002

	Schedule	2002	2001
		Rs. Millions	
INCOME			
Operating income	16	30,109.78	20,518.26
Other income	17	277.19	1,005.68
		30,386.97	21,523.94
EXPENDITURE			
Materials	18	12,060.31	10,013.67
Manufacturing	19	2,007.29	1,872.24
Personnel	20	1,949.34	1,403.30
Selling, general and administration	21	5,355.12	3,650.51
Research and development	22	1,686.28	646.26
Prior period items	23	23.88	13.84
		23,082.22	17,599.82
PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTISATION		7,304.75	3,924.12
Interest		207.92	474.67
Depreciation	24	483.70	491.61
Amortisation :			
Deferred revenue expenditure		–	136.52
Patents, trade marks and designs	24	110.41	43.63
PROFIT BEFORE EXTRA-ORDINARY ITEMS		6,502.72	2,777.69
Extra-ordinary items :			
Settlement compensation income			
On closure of a contract		485.53	–
For dispute of patent		145.50	–
PROFIT BEFORE TAX		7,133.75	2,777.69
Provision for tax	25	897.94	258.12
PROFIT AFTER TAX		6,235.81	2,519.57
Balance as per last balance sheet		992.41	932.98
Tax - earlier years :			
Income-tax		4.59	23.02
Deferred tax		571.54	(1,267.08)
Depreciation written back		–	81.68
Deferred revenue expenditure	28 (23)	(1,455.70)	–
		6,348.65	2,290.17
Transfer from :			
Investment allowance reserve		–	13.73
Foreign projects reserve		15.00	1.56
Balance available for appropriation		6,363.65	2,305.46
APPROPRIATIONS			
Dividend			
Interim		579.48 *	–
Final (Proposed)		1,854.52	1,158.95 *
Tax on dividend		237.61	–
Transfer to :			
Foreign projects reserve		–	14.10
General reserve		1,500.00	140.00
Surplus carried forward		2,192.04	992.41
		6,363.65	2,305.46
* Subject to deduction of tax at source			
EARNINGS PER SHARE (Rs.)	26		
Before prior period and extra-ordinary items			
Basic		32.98	13.82
Diluted		32.93	13.82
After prior period and extra-ordinary items			
Basic		28.99	7.32
Diluted		28.94	7.32

The schedules referred to above form an integral part of the financial statements.

This is the profit and loss account referred to in our report of even date

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : April 29, 2003

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

S. K. PATAWARI
Secretary

CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

Rs Millions

		2002		2001	
A.	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net profit before extra-ordinary items		**6,502.72**		2,777.69
	Adjustments for :				
	Depreciation / Amortisation	**594.11**		616.92	
	Assets written off	**73.85**		–	
	Deferred revenue expenditure	**–**		136.52	
	Deferred employees compensation	**19.24**		0.80	
	Exchange gain	**(8.80)**		(77.52)	
	Dividend income	**(5.07)**		(4.99)	
	Lease rentals income	**–**		(25.18)	
	Profit on disposal of investments (Net)	**(78.28)**		(728.86)	
	Loss on sale of fixed assets (Net)	**8.11**		10.85	
	Provision / (Reversal) for diminution in value of current investments	**(1.66)**		3.20	
	Interest expense	**207.92**		474.67	
	Interest income	**(53.36)**		(99.23)	
	Provision for doubtful debts and advances	**397.83**		409.17	
			1,153.89		716.35
	Operating profit before working capital changes		**7,656.61**		3,494.04
	Adjustments for :				
	Inventories	**(1,513.44)**		(422.54)	
	Sundry debtors / receivables	**(2,313.45)**		(972.19)	
	Trade/Other payables	**1,275.88**		(1,206.58)	
	Deferred tax liabilities	**(443.60)**		1,333.20	
	Other current assets	**(304.67)**		(219.25)	
			(3,299.28)		(1,487.36)
	Cash generated from operations before extra-ordinary items		**4,357.33**		2,006.68
	Extra-ordinary items		**631.03**		–
	Direct taxes paid (Net of refunds)		**(881.17)**		(212.72)
	Net cash inflow from operating activities		**4,107.19**		1,793.96
B.	**CASH FLOW FROM INVESTING ACTIVITIES**				
	Purchase of fixed assets / capital works-in-progress		**(1,313.69)**		(150.42)
	Sale proceeds of fixed assets		**14.22**		5.35
	Purchase of investments		**(25.43)**		(600.02)
	Sale proceeds of investments		**155.54**		800.86
	Loans and advances (Net)		**545.34**		555.53
	Lease revenue income		**–**		19.10
	Interest received		**55.27**		420.34
	Dividend received		**5.07**		4.99
	Product registration and regulatory expenditure / product acquisition		**–**		(468.29)
	Net cash inflow / (outflow) from investing activities		**(563.68)**		587.44
C.	**CASH FLOW FROM FINANCING ACTIVITIES**				
	Proceeds from issue of capital (including premium)		**8.00**		–
	Decrease in bank borrowings for working capital		**(505.14)**		(747.62)
	Decrease in other borrowings		**(685.71)**		(550.78)
	Interest paid		**(210.09)**		(489.26)
	Dividend paid		**(1,738.43)**		(864.66)
	Net cash outflow from financing activities		**(3,131.37)**		(2,652.32)
	INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		**412.14**		(270.92)
	Cash and cash equivalents at the beginning		**572.12**		843.04
	Cash and cash equivalents at the close		**984.26**		572.12
Notes :					
	Cash and cash equivalents include :				
	Cash and cheques in hand and remittances in transit		**377.71**		66.45
	With banks in :				
	Current accounts [Net of dividend accounts Rs. 32.58 Mn (Previous year Rs. 23.08 Mn)]		**603.55**		504.21
	Deposit accounts [Net of pledged Rs. 0.12 Mn (Previous year Rs. 0.06 Mn)]		**–**		0.05
	Short term deposits		**3.00**		1.41
			984.26		572.12

This is the cash flow statement referred to in our report of even date

	On behalf of the Board of Directors		
For WALKER, CHANDIOK & CO *Chartered Accountants*	TEJENDRA KHANNA *Chairman*	D. S. BRAR *CEO & Managing Director*	
VINOD CHANDIOK *Partner*	DR. BRIAN W. TEMPEST V. K. KAUL *Whole-time Directors*	VIVEK BHARAT RAM *Director*	HARPAL SINGH *Director*
Place : New Delhi Dated : April 29, 2003	S. K. PATAWARI *Secretary*		

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

Rs. Millions

	2002	2001
SCHEDULE 1		
SHARE CAPITAL		
Authorised		
199,000,000 (Previous year 150,000,000)		
Equity shares of Rs. 10 each	1,990.00	1,500.00
100,000 (Previous year 100,000)		
Cumulative preference shares of Rs. 100 each	10.00	10.00
	2,000.00	1,510.00
Issued, subscribed and paid up		
185,452,098 (Previous year 115,895,478)		
Equity shares of Rs. 10 each fully paid	1,854.52	1,158.95
	1,854.52	1,158.95
SCHEDULE 2		
RESERVES AND SURPLUS		
Capital reserve		
As per last balance sheet	5.41	8.21
Reversal of capital subsidy	–	2.80
	5.41	5.41
Amalgamation reserve		
As per last balance sheet	43.75	43.75
Share premium		
As per last balance sheet	6,520.06	6,520.06
Add : Received during the year	8.31	-
	6,528.37	6,520.06
Less : Utilised for issue of fully paid equity shares as bonus	695.38	-
	5,832.99	6,520.06
Foreign projects reserve		
As per last balance sheet	150.13	137.59
Add : Transfer from profit and loss account	–	14.10
	150.13	151.69
Less: Transfer to profit and loss account	15.00	1.56
	135.13	150.13
General reserve		
As per last balance sheet	7,151.24	7,011.24
Add : Transfer from profit and loss account	1,500.00	140.00
	8,651.24	7,151.24
Surplus in profit and loss account	2,192.04	992.41
Total	16,860.56	14,863.00
SCHEDULE 3		
SECURED LOANS		
Loans from banks for working capital	6.32	511.46
	6.32	511.46
Secured against stocks, book debts, receivables and movable properties, both present and future.		
SCHEDULE 4		
UNSECURED LOANS		
Fixed deposits	26.34	45.68
Short term loans		
Financial institutions	–	160.00
Other loans and advances		
Banks	–	500.00
Others	10.02	16.18
	10.02	516.18
Deferred sales tax credit	26.31	26.52
	62.67	748.38

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 5

FIXED ASSETS Rs. Millions

	Gross block				Depreciation / Amortisation	Net Block	
Description	2001	Additions #	Deletions	**2002**	2002	**2002**	2001
Land	226.11	140.36	–	**366.47**	–	**366.47**	226.11
Buildings	1,353.42	83.30	44.43	**1,392.29**	296.74	**1,095.55**	1,092.05
Plant and machinery	6,767.01	567.99	65.85	**7,269.15**	3,082.09	**4,187.06**	4,064.45
Patents, trade marks and designs	371.11	345.79	–	**716.90**	154.04	**562.86**	327.48
Furniture and fixtures	332.88	41.82	8.82	**365.88**	127.78	**238.10**	222.82
Vehicles	133.90	56.48	24.04	**166.34**	34.27	**132.07**	103.74
Total	**9,184.43**	**1,235.74**	**143.14**	**10,277.03**	**3,694.92**	**6,582.11**	**6,036.65**
Previous Year	8,361.55	942.65	119.77	9,184.43	3,147.78	6,036.65	

Includes exchange loss aggregating Rs. Nil (Previous year 21.66 million)

SCHEDULE 6

INVESTMENTS Rs. Millions

	Nature of investment	Face value	Numbers 2002	Numbers 2001	**2002**	2001
CURRENT						
Trust securities						
Other than trade - unquoted						
406,890 Units (1964 Scheme) of the Unit Trust of India					**4.08**	2.42
Nil (Previous year 100,000) Units - Monthly Income Plan - 1997 (II) of the Unit Trust of India					–	1.00
					4.08	3.42
LONG TERM						
Investments in government securities						
Other than trade - unquoted						
Kisan Vikas Patra / Indira Vikas Patra					**0.01**	0.11
Investments in shares of companies (fully paid)						
Trade :						
Unquoted						
SRL Ranbaxy Limited	Equity shares	Rs. 10	–	6,524,159	–	65.24
					–	65.24
Other than trade :						
Quoted						
Fortis Financial Services Ltd.	Equity shares	Rs. 10	**100**	100	*	*
The Great Eastern Shipping Company Ltd.	Equity shares	Rs. 10	**500**	500	**0.03**	0.03
					0.03	0.03
Unquoted						
Fortis Healthcare Ltd.	Equity shares	Rs. 10	**12,529,460**	10,000,000	**125.29**	100.00
Biotech Consortium India Ltd.	Equity shares	Rs. 10	**50,000**	50,000	**0.50**	0.50
					125.79	100.50
Subsidiary companies						
Domestic						
Vidyut Investments Ltd.	Equity shares	Rs. 10	**25,008,400**	25,008,400	**250.08**	250.08
Ranbaxy Drugs Ltd.	Equity shares	Rs. 10	**3,100,020**	3,100,020	**31.00**	31.00
	10% NCRP	Rs. 10	**250**	250	*	*
Ranbaxy Fine Chemicals Ltd.	Equity shares	Rs. 10	**5,550,000**	5,550,000	**55.50**	55.50
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	Equity shares	Rs. 10	**1,550,000**	1,550,000	**15.50**	15.50
Solus Pharmaceuticals Ltd.	Equity shares	Rs. 10	**3,000,700**	3,000,700	**30.01**	30.01
Rexcel Pharmaceuticals Ltd.	Equity shares	Rs. 10	**1,000,000**	1,000,000	**10.00**	10.00
Gufic Pharma Ltd.	Equity shares	Rs. 100	**4,900** @	3,600	**535.22**	546.00
Overseas						
Ranbaxy (Netherlands) B.V., The Netherlands	Ordinary shares	Guilders 100	**996,546**	996,546	**2,070.57**	2,070.57
Ranbaxy (Hong Kong) Ltd., Hong Kong	Equity shares	HK $ 1	**2,400,000**	2,400,000	**9.84**	9.84
Ranbaxy (Guangzhou China) Ltd., China	Capital contribution	US $ 5,900,000			**193.95**	193.95
Ranbaxy (Malaysia) Sdn. Bhd., Malaysia	Ordinary shares	Malaysian $1	**2,242,383** #	2,242,383	**25.16**	25.16
Ranbaxy (Nigeria) Ltd., Nigeria	Ordinary shares	Naira 1	**6,535,324**	6,535,324	**7.40**	7.40
Ranbaxy Unichem Co. Ltd., Thailand	Ordinary shares	Bahts 100	**206,670** ##	206,670	**21.20**	21.20
					3,255.43	3,266.21
					3,385.34	3,435.51
Less: Provision for diminution in value of long term investments					**(10.36)**	(10.36)
					3,374.98	3,425.15

NOTES

1. * Rounded off to Nil.
2. NCRP denotes Non convertible redeemable preference shares.
3. @ 1372 shares purchased and 72 shares sold during the year.
4. # Became a subsidiary during the year on acquisition of further share capital through Ranbaxy (Netherlands) B.V., The Netherlands, a subsidiary of the Company.
5. ## Became a subsidiary during the year by control of composition of the Board.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	2001
	Rs. Millions	
SCHEDULE 7		
INVENTORIES		
(As certified by the management)		
Stores and spares	60.37	63.48
Raw materials	2,265.87	1,817.86
Packaging materials	403.29	284.66
Finished goods		
Own manufactured	2,063.47	1,488.24
Others	539.76	318.97
Work-in-process	777.43	623.54
	6,110.19	4,596.75
SCHEDULE 8		
SUNDRY DEBTORS		
(Considered good except where provided for)		
Debts over six months		
Secured	15.95	–
Unsecured	588.36	697.06
	604.31	697.06
Other debts		
Secured	225.01	–
Unsecured	6,789.19	4,710.30
	7,014.20	4,710.30
	7,618.51	5,407.36
Less : Doubtful and provided for	589.06	250.09
	7,029.45	5,157.27
SCHEDULE 9		
CASH AND BANK BALANCES		
Cash and cheques in hand	69.58	66.45
Remittances in transit	308.13	–
With scheduled banks in:		
Current accounts	617.94	516.72
Deposit accounts	0.12	0.11
With non-scheduled banks in:		
Current accounts	18.19	10.57
	1,013.96	593.85
SCHEDULE 10		
OTHER CURRENT ASSETS		
(Unsecured, considered good except where provided for)		
Export incentives accrued	871.95	404.97
Exchange gain accrued on forward contracts	70.07	33.50
Insurance claims	29.03	161.99
Interest accrued	0.52	2.43
Others	37.79	33.64
	1,009.36	636.53
Less : Doubtful and provided for	26.77	2.11
	982.59	634.42
SCHEDULE 11		
LOANS AND ADVANCES		
(Considered good except where provided for)		
Secured	96.24	108.75
Unsecured		
Advances recoverable in cash or in kind or for value to be received	1,361.92	1,122.14
Trade deposits	–	24.25
Short term deposits	511.73	1,108.57
Income tax paid	940.04	380.28
	2,909.93	2,743.99
Less : Doubtful and provided for	440.23	406.03
	2,469.70	2,337.96

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

		Rs. Millions
SCHEDULE 12	2002	2001
CURRENT LIABILITIES		
Acceptances	497.13	453.03
Sundry creditors	2,616.64	2,933.12
Unclaimed dividend	32.58	23.08
Other liabilities	1,727.55	774.04
Interest accrued but not due on loans	4.49	6.66
	4,878.39	4,189.93
SCHEDULE 13		
PROVISIONS		
Retirement benefits	327.02	216.89
Income-tax	981.61	300.00
Proposed dividend	1,854.52	1,158.95
	3,163.15	1,675.84
SCHEDULE 14		
DEFERRED TAX LIABILITIES (NET)		
Deferred tax liabilities arising on account of :		
Depreciation	1,292.59	1,144.19
Deferred revenue expenditure	–	457.60
Retirement benefits	–	3.96
	1,292.59	1,605.75
Less : Deferred tax assets arising on account of :		
Provision for :		
Doubtful debts and advances	388.10	110.04
Diminution in the value of investments	4.37	4.94
Tax paid set-off available	–	157.00
Retirement benefits	5.29	–
Expenditure incurred - allowable in future	5.23	–
Others	–	0.57
	402.99	272.55
	889.60	1,333.20
SCHEDULE 15		
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)		
Deferred revenue expenditure		
Product registration and regulatory expenditure	–	1,455.70
Product acquisition	–	150.00
	–	1,605.70
Deferred employees compensation (Stock options)	93.46	47.03
	93.46	1,652.73
SCHEDULE 16		
OPERATING INCOME		
SALES		
Domestic	10,391.47	10,254.63
Export	18,502.87	10,290.79
	28,894.34	20,545.42
Less : Trade discounts	1,207.71	1,125.49
	27,686.63	19,419.93
OTHERS		
Royalty and technical know-how	644.90	516.27
Technology licensing income	628.95	232.69
Export incentives	1,117.63	288.77
Commission	0.26	15.63
Sundries	31.41	44.97
	2,423.15	1,098.33
	30,109.78	20,518.26

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	Rs. Millions	
	2002	2001
SCHEDULE 17		
OTHER INCOME		
Interest	53.36	99.23
Lease rentals	–	25.18
Dividend	5.07	4.99
Profit on sale of fixed assets	0.37	0.39
Profit on sale of long term investments	78.30	728.86
Exchange gain	74.36	77.52
Bad debts / advances recovered	14.36	7.55
Unclaimed balances and excess provisions	17.30	30.74
Miscellaneous	34.07	31.22
	277.19	1,005.68
SCHEDULE 18		
MATERIALS		
Raw materials consumed	8,881.67	5,721.97
Packaging materials consumed	1,119.16	1,000.51
Finished goods purchased	3,009.39	3,576.97
Increase in work in process and finished goods		
Opening stock		
Work-in-process	623.54	694.36
Finished goods		
Own manufactured	1,488.24	1,120.48
Others	318.97	330.13
	2,430.75	2,144.97
Less :		
Closing stock		
Work-in-process	777.43	623.54
Finished goods		
Own manufactured	2,063.47	1,488.24
Others	539.76	318.97
	3,380.66	2,430.75
Increase (Net)	(949.91)	(285.78)
Materials consumed	12,060.31	10,013.67
SCHEDULE 19		
MANUFACTURING		
Stores and spares consumed	222.27	243.45
Power and fuel	485.02	423.53
Repairs and maintenance		
Factory buildings	19.38	21.42
Plant and machinery	44.56	31.21
Analytical charges	23.02	13.13
Processing charges	324.46	252.33
Excise duty	888.58	887.17
	2,007.29	1,872.24
SCHEDULE 20		
PERSONNEL		
Salaries, wages and bonus	1,689.84	1,212.76
Contribution to provident and other funds	121.49	93.63
Workmen and staff welfare	118.77	96.11
Amortisation of deferred employees compensation (Stock options)	19.24	0.80
	1,949.34	1,403.30

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	Rs. Millions	
SCHEDULE 21	2002	2001
SELLING, GENERAL AND ADMINISTRATION		
Rentals	135.16	161.93
Rates and taxes	70.49	57.06
Regulatory filing fee	48.41	–
Printing and stationery	50.24	44.96
Electricity and water	31.45	35.08
Insurance	138.87	103.38
Communication	128.46	122.75
Legal and professional charges	592.23	179.49
Travel and conveyance	394.34	294.05
Running and maintenance of vehicles	35.65	29.26
Repairs and maintenance		
Buildings	2.51	0.31
Others	53.45	49.11
Discounts	264.30	24.96
Freight, clearing and forwarding	759.11	588.84
Marketing and promotion services	122.40	153.00
Advertising and sales promotion	1,306.51	863.52
Conferences and meetings	87.88	67.88
Commission	252.32	198.09
Recruitment and training	41.98	30.21
Assets written off	73.85	–
Loss on sale of fixed assets	8.48	11.24
Loss on sale of long term investments	0.02	–
Amounts written off	12.47	2.42
Provision for doubtful debts and advances	397.83	409.17
Provision / (Reversal) for diminution in value of current investments	(1.66)	3.20
Others	348.37	220.60
	5,355.12	3,650.51
SCHEDULE 22		
RESEARCH AND DEVELOPMENT EXPENDITURE		
Salaries, wages and bonus	306.40	195.01
Contribution to provident and other funds	17.50	12.67
Workmen and staff welfare	29.78	16.43
Raw materials and consumables	548.00	155.39
Power and fuel	46.73	36.09
Clinical trials	133.20	79.15
Bioequivalence studies	386.33	–
Rentals	11.96	12.90
Printing and stationery	9.54	5.59
Insurance	9.16	6.11
Communication	18.08	8.46
Legal and professional charges	13.64	5.53
Travel and conveyance	50.16	35.82
Running and maintenance of vehicles	6.11	4.39
Repairs and maintenance		
Machinery	6.71	4.48
Buildings	4.64	3.41
Others	8.89	6.70
Recruitment and training	13.78	8.88
Others	65.67	49.25
	1,686.28	646.26
SCHEDULE 23		
PRIOR PERIOD ITEMS		
Salaries,wages and bonus		
Retirement benefits	9.99	–
Contribution to provident and other funds	0.25	–
Legal and professional charges	–	17.28
Lease rentals	–	(3.44)
Export incentives reversed	6.53	–
Advertising and sales promotion	7.11	–
	23.88	13.84

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	2001
	Rs. Millions	
SCHEDULE 24		
DEPRECIATION AND AMORTISATION		
Depreciation		
Building	38.16	37.92
Plant and machinery	411.25	424.11
Furniture and fixtures	20.30	18.28
Vehicles	13.99	11.30
	483.70	491.61
Amortisation		
Patents, trade marks and designs	110.41	43.63
	594.11	535.24
SCHEDULE 25		
PROVISION FOR TAX		
Current income-tax	770.00	192.00
Deferred tax	127.94	66.12
	897.94	258.12
SCHEDULE 26		
EARNINGS PER SHARE		
Net profit attributable to equity shareholders		
Profit after tax	6,235.81	2,519.57
Add:		
Tax-earlier years	576.13	23.02
Amortisation of deferred employees compensation (Stock options)	19.24	0.80
Depreciation written back	–	81.68
	6,831.18	2,625.07
Less:		
Deferred tax-earlier years	–	1,267.08
Deferred revenue expenditure	1,455.70	–
Net profit available	5,375.48	1,357.99
Net profit attributable to equity shareholders before prior period and extra-ordinary items		
Net profit available	5,375.48	1,357.99
Prior period items	23.88	13.84
Settlement compensation income		
On closure of a contract	(485.53)	–
For dispute of patent	(145.50)	–
Depreciation written back	–	(81.68)
Deferred revenue expenditure	1,455.70	–
Deferred tax (on implementation of accounting standard on "Accounting for Taxes on Income")	–	1,267.08
Tax effect of above items	(106.49)	6.27
	6,117.54	2,563.50
No. of weighted average equity shares		
Basic	185,437,258	185,432,765
Effect of dilutive equity shares equivalent - stock options outstanding	318,203	2,451
Diluted	185,755,461	185,435,216
Nominal value of equity share (Rs.)	10.00	10.00
EARNINGS PER SHARE (Rs.)		
Before prior period and extra-ordinary items		
Basic	32.98	13.82
Diluted	32.93	13.82
After prior period and extra-ordinary items		
Basic	28.99	7.32
Diluted	28.94	7.32

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 27

SIGNIFICANT ACCOUNTING POLICIES

1. **Fixed assets**

   Fixed assets are stated at cost (gross block) less accumulated depreciation. Capital works-in-progress include advances.

2. **Depreciation/Amortisation**

   a] Depreciation on fixed assets is provided on straight-line method at the rates and in the manner prescribed in schedule XIV to the Companies Act, 1956.

   b] Cost of patents, trade marks and designs is being amortised over a period of five years.

   c] Premium paid on perpetual leasehold land is charged to revenue on termination/ renewal of lease agreements.

3. **Expenditure on regulatory approvals**

   Expenditure incurred for obtaining regulatory approvals and registration of products for overseas markets and product acquisition is charged to the profit and loss account of the year. Till the end of previous year, such expenditure was treated as deferred revenue expenditure and was being amortised over five years beginning the year of launch of the product.

4. **Deferred employees compensation**

   The accounting value of stock options representing the excess of the market price(s) over the exercise prices of the shares on the date(s) of grant of options under "Employees Stock Option Scheme" of the Company, is amortised on straight-line basis over the vesting period as "Deferred employees compensation" in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

5. **Investments**

   a] Current investments are stated at lower of cost and fair value.

   b] Long-term investments are stated at cost. Diminution in value of such investments (other than temporary decline) is provided for separately.

   c] Profit/Loss on sale of investments is computed with reference to their average cost.

6. **Valuation of inventories**

   Inventories are valued as under :

   Stores & spares, raw materials and packaging materials - at weighted average cost.

   Finished goods - at lower of cost and net realisable value.

   Work-in-process - at cost upto estimated stage of process.

   Where duty paid/indigenous materials are consumed, prior to duty-free import of materials under the Advance Licence Scheme of the Export and Import policy issued by the Ministry of Commerce, Government of India, in manufacture of products for export, the estimated excess cost of such materials over that of duty free materials is carried forward and charged to revenue on consumption of such duty-free materials.

7. **Research and development**

   Capital expenditure is included in the respective heads under fixed assets.

8. **Taxation**

   Provision for tax for the year comprises estimated current income-tax determined to be payable in respect of taxable and deferred tax being the tax effect of timing differences representing the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

9. **Foreign exchange transactions**

   a] Investment in foreign companies are recorded at the exchange rates prevailing on the dates of making the investments.

   b] Transactions in foreign currencies are recorded at the rates prevailing on the date of the transactions. Monetory items denominated in foreign currency are stated at contracted rates where covered by forward contracts and in other cases, at the rates prevailing on the date of the balance sheet. Exchange gains/losses on settlement and on conversion of monetory items denominated in foreign currency are dealt with in the profit and loss account, except for loans denominated in foreign currencies utilised for acquisition of fixed assets where the exchange gains/losses are adjusted to the cost of such assets.

   c] Premium for forward contracts is recognised as income or expenditure over the life of the contract.

10. **Retirement benefits**

    a] Contributions in respect of provident fund, superannuation and gratuity are made to Trusts set up by the Company for the purpose.

    b] Provisions for future liabilities in respect of gratuity, pension and leave encashment benefits are made based on actuarial valuation.

11. **Contingent liabilities**

    Depending on facts of each case and after due evaluation of relevant legal aspects, claims against the Company not acknowledged as debts are regarded as contingent liabilities. In respect of statutory matters, contingent liabilities are recognised based on demand(s) that are contested by the Company.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 28

NOTES TO THE FINANCIAL STATEMENTS

1. **Share capital**

a] Share capital includes:

[i] 146,849,494 (Previous year 77,312,003) Equity shares allotted as fully paid bonus shares by capitalisation out of share premium and reserves.

[ii] 3,281,154 (Previous year 3,281,154) Equity shares allotted as fully paid up pursuant to contract without payment being received in cash.

b] Outstanding stock options for equity shares of the Company under the "Employees Stock Option Scheme":

Date of grant	Exercise price	Numbers 2002*	Numbers 2001
January 12, 2001	Rs. 673	187,047	208,035
December 3, 2001	Rs. 595	304,181	332,250
April 1, 2002	Rs. 745	447,585	–
		938,813	540,285

* Entitled for additional 563,288 shares on exercise of option keeping in view issue of bonus shares on October 11, 2002 in the ratio of 3 for 5.

c] Allotment of 18,497 equity shares (Previous year 18,497) of Rs. 10 each, on payment of Rs. 125 (including Rs. 115 on account of share premium) and 18,497 Equity shares (Previous year 18,497) of Rs. 10 each on payment of Rs. 175 (including Rs. 165 on account of share premium), [in respect of 12% Fully convertible debentures of Rs. 300 each (1993 Series) in terms of the letter of offer dated September 20, 1993 already converted], has been kept in abeyance under provisions of Section 206-A of the Companies Act, 1956.

2. **Fixed assets**

a] Land includes:

[i] cost of leasehold land Rs. 179.92 million (Previous year Rs. 62.04 million).

[ii] freehold land, valued at Rs. 12.24 million (Previous year Rs. 12.24 million) purchased along with building etc.

[iii] cost of land Rs. 71.75 million (Previous year Rs. 27.06 million) pending registration in the name of the Company.

b] Buildings include cost of 10 shares of Rs. 50 each fully paid in a co-operative housing society.

c] Capital works-in-progress includes:

[i] advances Rs. 19.97 million (Pervious year Rs. 12.68 million).

[ii] pre-operative expenses Rs. 4.44 million (Previous year Rs. 4.92 million).

3. **Cash and bank balances:**

[a] Deposit receipts of Rs. 0.12 million (Previous year Rs 0.06 million) pledged with Government Authorities.

[b] Balances with non-scheduled banks in current accounts :

	Rs. Millions 2002	Rs. Millions 2001	Maximum balance Rs. Millions 2002	Maximum balance Rs. Millions 2001
AB Vilnius Bankas, Kaunas, Lithuania	0.04	0.21	3.84	3.61
ABN AMRO BANK, Bucharest, Romania	0.17	0.27	1.06	1.62
ABN AMRO BANK, Moscow, Russia	1.69	1.58	15.24	9.62
Banque International Pour Le Commerce Et L'industrie du Cameroun, Doula, Cameroon	3.62	0.14	10.48	6.69
Banque Nationale De Paris, Ho Chi Minh City, Vietnam	–	2.68	6.10	5.66
Barclays Bank of Kenya Ltd., Nairobi, Kenya	2.71	0.28	2.95	2.74
Bank Handlowy W Warszawie SA, Warsaw, Poland	3.61	4.11	10.30	8.07
Barclays Bank Plc, London, United Kingdom	*	*	*	10.40
Credit Lyonnais, Ho Chi Minh City, Vietnam	0.03	–	9.53	–
Credit Lyonnais, Kiev, Ukraine	0.19	0.28	6.88	7.77
Citi Bank, Almaty, Kazakhstan	0.99	0.20	2.98	2.21
Myanma Investment and Commercial Bank Yangon, Myanmar	2.96	0.51	8.79	3.76
Societe Generale De Banques Au Cameroun Doula, Cameroon	*	*	*	*
The Hongkong & Shanghai Banking Corporation, Ocean Bldg., Singapore	2.08	0.12	6.41	0.34
The Hongkong & Shanghai Banking Corporation, Jakarta, Indonesia	–	0.05	0.11	0.44
The Hongkong & Shanghai Banking Corporation, Hongkong	0.10	0.14	0.14	0.28
Total	18.19	10.57		

* Rounded off to Nil

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 28

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Rs. Millions		Maximum balance Rs. Millions	
		2002	2001	2002	2001
4.	**Amounts due from:**				
	An officer of the Company	0.94	1.05	1.05	1.17
	Directors (Loans advanced before becoming directors)	–	0.02	0.02	0.42
5.	**Borrowings on commercial paper**	–	500.00	500.00	500.00

		Rs. Millions	
		2002	2001
6.	**Investments:**		
	Quoted		
	Book value (Net of provision)	0.02	0.02
	Market value	0.02	0.02
	Unquoted		
	Book value (Net of provision)	3,374.96	3,425.13
7.	**Interest accrued on investments**	–	0.02
8.	**Sundry debtors include debts due from subsidiary companies**	4,286.50	1,872.97
9.	**Loans and advances include:**		
	Secured loans to employees	96.24	108.75
	Unsecured loans/advances to subsidiary companies	466.68	677.08
	Advances recoverable in cash or in kind or for value to be received include from:		
	Employees	72.44	68.10
	Suppliers	90.95	169.30
	Security deposits	30.44	27.25
10.	**Unsecured loans due for repayment within one year**	25.74	567.91
11.	**Sundry creditors include:**		
	a] Subsidiary companies	63.48	219.24
	b] Small scale industrial undertakings	64.20	78.42

Total outstanding dues of small scale industrial undertakings have been determined to the extent such parties have been identified on the basis of the information available with the Company. The parties to whom the Company owes sum outstanding for more than 30 days as at the balance sheet date are:

Anesthetic Gases Pvt. Ltd.
Analytical Testing Services Pvt. Ltd
Askas Plastic Pvt. Ltd.
Autofits
Beebows Industrial Corporation
Bhasin Packwell Pvt. Ltd.
Delta Aromatics Pvt. Ltd.
Everest Industrial Corporation
Imperial Packaging Company
Kallin Industries
Kejariwal Industries
Laxon Drugs
Luthra Industrial Engg.
Mahabir Industries
Mayura Offset
Metakaps Engineering Co.
Motiff Laboratories Pvt. Ltd.
National Electronic Corporation
Niranjan Containers Pvt. Ltd.
Niranjan Containers
Packs and Packaging
Ramesh Industries (Indore)
Ranq Pharmaceuticals & Excipients P.Ltd.
Real Gas & Chemicals
Saurav Chemicals
Sidmak Laboratories (India) Ltd.
Srikem Laboratories Pvt. Ltd.
Sukkan Industries
Tatva Chintan Pharma Pvt. Ltd.
Time Cap Pharma Labs Pvt. Ltd.
The Bombay Glass Blowing Industries
Tauras Chemicals Pvt. Ltd.
Umedica Laboratories Ltd.
Zenna Plastics Ltd.

		Rs. Millions	
		2002	2001
12.	**Interest income:**		
	Interest on		
	Current investments - other than trade	0.09	0.14
	Income-tax refunds		
	Current year	7.08	7.88
	Prior years	17.04	22.79
	Loans and deposits:		
	Short term deposits	19.13	30.18
	Subsidiary companies	2.93	29.95
	Employee loans	6.47	7.77
	Others	0.62	0.52
		53.36	99.23

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 28

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

	Rs. Millions 2002	2001
13. Dividend from investments:		
a] Current		
Other than trade	–	0.41
b] Long term		
Trade	–	2.75
Other than trade	0.01	0.04
Subsidiary companies	5.06	1.79
	5.07	4.99
14. Tax deducted at source on:		
Interest received	6.14	40.39
Dividend received	0.16	0.18
15. Provision for doubtful debts and advances:		
Vidyut Investment Limited (wholly owned subsidiary)	–	350.00
Others	397.83	59.17
	397.83	409.17
16. Interest paid on fixed period loans	92.87	178.05
17. Research and development expenditure includes:		
Expenditure on regulatory approvals for overseas markets	733.27	–
18. Exchange gains on outstanding forward exchange rate contracts to be recognised in the subsequent year	96.46	24.20
19. Expenditure for the year on capital projects:		
Salaries, wages and bonus	6.23	8.76
Contributions to provident and other funds	0.30	0.44
Workmen and staff welfare	0.20	0.25
Raw materials	0.43	0.02
Power and fuel	1.08	0.15
Rentals	0.23	0.74
Insurance	0.01	0.22
Others	6.16	5.20
	14.64	15.78
20. Payment to Auditors:		
a] Statutory Auditors		
Audit fee		
Statutory	4.00	2.55
Tax	1.40	1.30
Other matters		
Taxation	0.12	0.09
Company law matters	–	0.30
Management services	0.60	–
Certification	0.77	1.10
Travel and out of pocket	0.27	0.34
Service tax	0.34	0.26
	7.50	5.94
b] Cost Auditors		
Audit fee	0.39	0.39
Certification	0.30	0.13
Travel and out of pocket	0.27	0.24
	0.96	0.76

SCHEDULE 28

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

	Rs. Millions 2002	Rs. Millions 2001
21. a] Directors' remuneration*		
Salaries and allowances	29.16	12.91
Contribution to provident and other funds	3.54	2.21
Directors' fee	0.48	0.35
Commission	50.65	20.05
Gratuity	3.62	–
Perquisites	11.01	8.45
	98.46	43.97

* Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis) and amortisation of deferred employees compensation on grant of stock options under "Employees Stock Option Scheme" of the Company and inclusive of Rs. 1.25 million on account of leave salary and Rs. 2.23 million on account of gratuity paid to a director on retirement for the period prior to his becoming a director.

		Rs. Millions 2002
b] Determination of net profits in accordance with the provisions of section 349 of the Companies Act, 1956 and commission payable to directors.		
Profit before tax as per profit and loss account		7,133.75
Add:		
Directors' remuneration (including commission) charged in accounts	98.46	
Loss on sale of investments	0.02	
		98.48
		7,232.23
Less:		
Profit on sale of investments	78.30	
Provision for diminution in the value of investments reversed	1.66	
Deferred revenue expenditure (see note 23)	1,455.70	
		1,535.66
Net Profit		5,696.57
Commission to directors:		
(As determined by the Board of Directors)		
Whole-time		46.30
Others		4.35
		50.65

22. Provision for tax on accounting income for the year comprises deferred tax and current income-tax which is based on aggregate provision for three months ended March 31, 2002 and the provision based on the figures for the remaining nine months up to December 31, 2002, the actual tax liability will be determined on the basis of the figures for the period April 1, 2002 to March 31, 2003.

23. Due to change in the accounting policy with regard to amortisation of expenditure for obtaining regulatory approvals and registration of products for overseas markets as stated in accounting policy at serial no 3, in schedule 27, profit before tax for the year is lower by Rs. 665.42 million. Accordingly, the unamortised balance of Rs. 1,455.70 million brought forward from previous year has been written off.

24. Provision for 'Tax on dividend' amounting to Rs. 237.61 million has been made in the accounts on the dividend recommended by the Board of Directors, though the Finance Bill, 2003 introducing section 115-O in the Income-tax Act, 1961 levying tax on dividend distributed has not been enacted as yet.

	Rs. Millions 2002	Rs. Millions 2001
25. Contingent liabilities		
Claims not acknowledged as debts	244.06	121.16
Direct and indirect taxes	58.72	23.26
Guarantees to banks on account of:		
Subsidiary companies	607.39	834.88
Joint ventures/Associates	400.00	58.64
Bills purchased/discounted under letters of credit	76.52	454.55
26. Capital expenditure commitments	60.78	41.42

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 28

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

27. Related party disclosures

Related party disclosures as required under Accounting Standard on "Related Party Disclosures" issued by the Institute of Chartered Accountants of India are given below:

a] **Relationship:**

i] **Subsidiary companies**

Domestic

Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)
Rexcel Pharmaceuticals Limited
Vidyut Investments Limited
Ranbaxy Fine Chemicals Limited
Vidyut Travel Services Limited
Gufic Pharma Limited
Solus Pharmaceuticals Limited
Vorin Laboratories Limited*
Ranbaxy Drugs Limited

Overseas

Ranbaxy (Netherlands) B.V., Netherlands
Ranbaxy (Hong Kong) Limited, Hong Kong
Ranbaxy Mauritius Limited, Mauritius
Ranbaxy Egypt Limited, Egypt
Ranbaxy (Guangzhou China) Limited, China
Ranbaxy Farmaceutica Ltda, Brazil
Ranbaxy Vietnam Company Limited, Vietnam
Ohm Laboratories Inc., U.S.A.
Ranbaxy PRP (Peru) SAC
Ranbaxy (Malaysia) Sdn. Bhd. #
Ranbaxy Unichem Company Limited, Thailand #
Ranbaxy NANV, The Netherlands Antilles
Ranbaxy (Poland) SP Zoo, Poland
Ranbaxy Nigeria Limited, Nigeria
Ranbaxy Europe Limited, U.K.
Ranbaxy (UK) Limited, U.K.
Basics GmbH, Germany
Ranbaxy Panama SA, Panama
Ranpharm Inc., U.S.A.
Ranlab Inc., U.S.A.
Ranbaxy France SAS, France
Ranbaxy Signature LLC
Ranbaxy Pharmaceuticals BV, Rotterdam Albrandswarrd
Ranbaxy Ireland Limited, Ireland
Ranbaxy (S.A.) Proprietary Limited, South Africa
Ranbaxy Holding (UK) Limited, U.K
Ranbaxy Do Brasil Ltda., Brazil
Ranbaxy Pharmaceuticals Inc., U.S.A.
Unichem Distributors (Limited partnership)Thailand #
Ranchem Inc., U.S.A.
Unichem Pharmaceuticals Limited, Thailand #
Bounty Holdings Company Limited, Thailand

ii] **Joint Ventures and Associates**

Domestic

SRL Ranbaxy Limited $
Vorin Laboratories Ltd., *

Overseas

Ranbaxy Schein Pharma LLC, U.S.A. $
Ranbaxy Unichem Company Ltd., Thailand #
Unichem Distributors (Limited partnership), Thailand #
Ranbaxy (Malaysia) Sdn. Bhd. Malaysia #
Unichem Pharmaceuticals Ltd., Thailand #

ceased to be an associate and became a subsidiary during the year.
* ceased to be a subsidiary and became an associate during the year.
$ ceased to be an associate during the year.

iii]

Key management personnel	Relatives*	Entities over which significant influence is exercised
Mr. D. S. Brar	Master Anandbir Singh Brar, son	Madhubani Investment (P) Ltd. Suraj Hotel (P) Ltd. Green Vally Land & Development (P) Ltd. Suraj Overseas (P) Limited
Dr. Brian W. Tempest		
Mr. V. K. Kaul	Ms. Bala Kaul, wife	ANR Securities (P) Ltd.
Dr. Rashmi Barbhaiya		
Dr. J. M. Khanna	Ms. Asha Khanna, wife	

*Relatives of key management personnel with whom the Company had transactions during the year.

SCHEDULE 28

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

b] The following transactions were carried out with related parties in the ordinary course of business.

i] Subsidiary companies, joint ventures and associates.

	Rs. Millions			
	Subsidiary companies		Joint Ventures and Associates	
	2002	2001	2002	2001
Purchase of materials/finished goods	48.85	863.44	348.22	44.40
Sale of finished goods	11,122.68	3,245.70	64.33	212.29
Services rendered/other receipts	8.16	9.02	0.90	–
Services availed and sharing of expenses	145.80	156.02	–	–
Guarantee commission	–	2.79	0.69	–
Claims and discounts allowed	345.84	–	–	–
Loans/Advances given	2,228.03	2,985.40	166.40	–
Interest received	2.93	29.95	5.26	1.44
Purchase of investments	0.14	15.50	–	–
Royalty paid	0.24	0.31	–	–
Royalty and technical know-how fee received	525.17	505.48	–	9.04
Dividend received	5.06	1.79	–	2.75
Balance at the end of the year:				
Loans/Advances given	466.68	677.08	–	9.83
Other receivables	4,286.50	1,872.97	4.41	46.04
Payables	63.48	219.24	97.31	4.17
Guarantees provided	607.39	834.88	400.00	58.64
Provision for doubtful debts and advances	350.00	350.00	–	–

ii] Key management personnel and their relatives

	Rs. Millions	
	2002	2001
Remuneration to key management personnel	102.80	40.54
Interest paid on fixed deposits	*	*
Interest received	–	0.01
Rent paid	4.41	4.81
Security deposits:		
Given	–	0.18
Received	–	0.52
Balance at the end of the year:		
Fixed deposits	–	0.03
Security deposits:		
Given	–	0.18
Received	–	0.52
Housing loans	–	0.02

* Rs. 3,770 (Previous year Rs. 3000) rounded off to nil.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 28

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

28. Additional information pursuant to paragraphs 3 & 4 of part II of schedule VI to the Companies Act, 1956.
(As certified by the management and accepted by the auditors)

a] Particulars of installed capacities and actual production

		2002		2001	
	Unit of measure	Installed capacity	Actual production	Installed capacity	Actual production
Dosage Forms					
Tablets	Nos./Millions	3,701.30	2,610.46	2,446.30	2,158.42
Capsules	Nos./Millions	1,284.00	1,388.54	1,274.00	967.56
Dry syrups/Powders	Bottles/Millions	24.20	28.68	37.20	26.92
Ampoules	Nos./Millions	74.40	81.54	74.40	86.41
Vials	Nos./Millions	32.40	32.78	38.40	36.20
Liquids	Kilolitres	–	1,104.31	–	961.62
Drops	Kilolitres	–	35.95	–	28.83
Active pharmaceuticals indegredients and drug intermediates	Tonnes	2,589.20	2,715.58	2,429.42	2,445.20
Medical aids	Nos./Millions	–	0.07	–	0.13
Ointments	Tonnes	*	455.53	*	555.05

** In different denominations than actual production*

Notes:

1. Installed capacity being effective operational capacity has been calculated on a double shift basis for dosage forms facilities and on a three shift basis for active pharmaceuticals indegredients and drug intermediates.
2. Actual production includes production at loan licencees and contract manufacturing locations.

b] Stocks and sales of finished goods

		Sales		Opening stock		Closing stock	
	Unit of measure	Quantity@	Rs. Millions	Quantity	Rs. Millions	Quantity	Rs. Millions
Dosage Forms							
Tablets	Nos./Millions	**3,521.41**	**13,511.30**	**370.97**	**485.66**	**542.97**	**728.02**
		2,753.24	*6,689.43*	*227.45*	*278.55*	*370.97*	*485.66*
Capsules	Nos./Millions	**1,825.13**	**4,790.71**	**345.41**	**218.33**	**260.09**	**338.76**
		1,032.67	*3,200.35*	*82.61*	*112.72*	*345.41*	*218.33*
Dry syrups/Powders	Bottles/Millions	**29.62**	**1,638.12**	**4.87**	**82.16**	**10.55**	**114.86**
		31.02	*1,346.65*	*6.88*	*82.81*	*4.87*	*82.16*
Ampoules	Nos./Millions	**86.18**	**549.64**	**15.33**	**56.43**	**15.28**	**51.59**
		79.28	*440.82*	*8.20*	*33.93*	*15.33*	*56.43*
Vials	Nos./Millions	**101.08**	**1,402.43**	**8.59**	**80.66**	**6.68**	**147.58**
		113.29	*1,305.52*	*31.72*	*87.79*	*8.59*	*80.66*
Liquids	Kilolitres	**4,319.06**	**1,009.21**	**89.81**	**42.95**	**845.72**	**113.97**
		5,250.90	*900.33*	*518.09*	*68.72*	*89.81*	*42.95*
Drops	Kilolitres	**35.36**	**39.87**	**2.62**	**1.50**	**3.21**	**1.19**
		29.70	*35.27*	*1.87*	*1.06*	*2.62*	*1.50*
Active pharmaceuticals indegredients and Drugs intermediates	Tonnes	**2,869.61**	**7,648.79**	**68.23**	**580.63**	**142.95**	**877.57**
		2,734.83	*5,698.58*	*116.83*	*664.99*	*68.23*	*580.63*
Medical aids	Nos./Millions	**0.14**	**307.08**	**0.07**	**93.53**	**0.04**	**148.35**
		0.15	*–*	*0.04*	*60.15*	*0.07*	*93.53*
Ointments	Tonnes	**689.71**	**766.76**	**82.07**	**43.80**	**90.88**	**51.67**
		522.75	*708.86*	*49.77*	*31.96*	*82.07*	*43.80*
Others (Chemicals etc.)		–	**519.01**	–	**121.56**	–	**29.67**
		–	*2,220.65*	–	*27.93*	–	*121.56*
Inter unit transfers		–	**(3,288.58)**	–	–	–	–
		–	*(2,001.04)*	–	–	–	–
TOTAL			**28,894.34**		**1,807.21**		**2,603.23**
			20,545.42		*1,450.61*		*1,807.21*

@ Inclusive of physician samples.
Figures in italics are for 2001.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 28

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Unit of Measure	2002 Quantity	2002 Rs. Millions	2001 Quantity	2001 Rs. Millions
c]	**Purchases of finished goods**					
	Tablets	Nos./Millions	1,082.95	554.03	738.34	422.15
	Liquids	Kilolitres	3,970.66	368.36	3,861.00	405.00
	Capsules	Nos./Millions	351.27	321.30	327.91	400.54
	Medical aids	Nos./Millions	0.04	218.91	0.06	109.02
	Ampoules	Nos./Millions	4.59	16.66	–	–
	Vials	Nos./Millions	66.39	416.02	53.96	286.65
	Bulk drugs/Chemicals	Tonnes	228.75	473.38	241.03	1,143.23
	Ointments	Tonnes	242.99	77.08	80.91	43.40
	Others			563.65		766.98
	TOTAL			3,009.39		3,576.97
d]	**Consumption of raw materials @**					
	Pencillin G Potassium First Crystals	Metric tonnes	1,278.92	1,094.33	1,067.17	893.57
	6-APA	Metric tonnes	213.98	389.89	212.83	339.19
	Pen V Potassium	Metric tonnes	294.06	318.21	203.80	208.23
	D-Alpha Phenyl Glycine and its Salts	Metric tonnes	266.52	161.76	274.43	161.25
	Others		–	7,346.56	–	4,192.98
	TOTAL			9,310.75		5,795.22

e] **Consumption of raw materials, components and spares @**

		2002 Raw materials	2002 Components and spares *	2001 Raw materials	2001 Components and spares *
Indigenous	Rs. Millions	4,398.28	326.22	2,349.03	231.49
	As % of total	47.24 %	90.05 %	40.53 %	71.59 %
Imported	Rs. Millions	4,912.47	36.03	3,446.19	91.86
	As % of total	52.76 %	9.95 %	59.47 %	28.41 %

@ Inclusive of raw materials consumed for research and development
* Inclusive of components and spares used for maintenance of plant and machinery

		Rs. Millions 2002	Rs. Millions 2001
f]	**Imports on C. I. F. basis:**		
	Raw materials	4,898.66	3,842.55
	Components and spares	36.03	83.34
	Capital goods	143.74	77.98
g]	**Expenditure in foreign currencies**		
	Interest	1.15	43.18
	Royalty paid	0.95	–
	Legal and professional charges	463.59	23.46
	Others	2,539.54	1,267.09
h]	**Dividend to non-resident shareholders** (in foreign currency)		
	Interim		
	No. of shareholders	35	–
	No. of shares held	24,486	–
	Dividend remitted (Rs. Million)	0.10	–
	Year to which it relates	2002	–
	Final		
	No. of shareholders	35	37
	No. of shares held	24,486	26,070
	Dividend remitted (Rs. Million)	0.19	0.20
	Year to which it relates	2001	2000

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 28

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Rs. Millions	
		2002	2001
i]	**Earnings in foreign exchange**		
	F.O.B. value of exports (excluding Nepal)	17,749.12	9,704.91
	Technology licensing income	628.85	232.69
	Royalty/Technical consultancy fees	641.23	514.52
	Dividends	5.06	4.54
	Settlement compensation income		
	On closure of a contract	485.53	–
	For dispute of patent	145.50	–
	Others (freight and insurance)	500.89	398.55

29. **Information pursuant to clause 32 of the listing agreements with stock exchanges.**

		Rs. Millions 2002	Maximum balance Rs. Millions 2002
	Loans and advances in the nature of loans to:		
a]	**Wholly-owned subsidiary companies with no specified repayment schedule**		
	Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	7.42	9.02
	Ranbaxy Fine Chemicals Ltd.	55.60	116.47
	Ranbaxy Drugs Ltd.	3.07 *	3.07
	Vidyut Investments Ltd.	353.78 *	1,440.61
	Vidyut Travel Services Ltd.	46.81 *	51.50
b]	**Associate**		
	Vorin Laboratories Ltd. #	–	228.27
c]	**Others - for acquisition of shares in Company or any of its subsidiary Company**		
	Ranbaxy Employees Welfare Society@	37.51 *	75.48

* Interest free.

Subsidiary company till December 6, 2002.

@ Set up for acquisition of shares under "Employees Stock Option Scheme".

30. **Previous year figures**

Previous year figures have been regrouped / recast wherever considered necessary to make these comparable with those of the current year.

Signatories to schedules 1 to 28

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

Place : New Delhi
Dated : April 29, 2003

S. K. PATAWARI
Secretary

RANBAXY LABORATORIES LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	003747	State Code:	16
Balance Sheet Date:	31 (Date) 12 (Month) 2002 (Year)		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	NIL	Rights Issue :	NIL
Bonus Issue:	695375	Private Placement :	NIL
On exercise of Employees Stock Options	191		

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	27828210	Total Assets:	27828210
Source of Funds			
Paid-up-Capital:	1854521	Reserves & Surplus:	16860567
Secured Loans:	6320	Unsecured Loans:	62664
Application of Funds			
Net Fixed Assets:	6753855	Investments:	3374984
Net Current Assets:	9564354	Misc. Expenditure:	93461
Accumulated Losses:	NIL		
* Share application money			

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover :	27686629	Total Expenditure:	23082219
Profit/Loss before Tax:	+ ✓ 7133751	Profit/Loss after tax:	+ ✓ 6235812
Earning Per Share in Rs.	33	Dividend Rate (%) :	150

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS OF THE COMPANY

Item Code No.	294190
Product Description	CEFACLOR
Item Code No.	294200
Product Description	CEPHALEXIN
Item Code No.	294110
Product Description	AMOXYCILLIN

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

Place : New Delhi
Dated : April 29, 2003

S. K. PATAWARI
Secretary

Statement Regarding Subsidiary Companies Pursuant to section 212(3) and 212(5) of the Companies Act, 1956

Name of subsidiary company	Financial year to which accounts relates	Holding Company's interest as at close of financial year of subsidiary company: i) Shareholding	ii) Extent of Holding %age		Net aggregate amount of subsidiary company's profits after deducting its losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's account: For the current financial year Rs. Millions	For the Previous Financial Year Rs. Millions	Net aggregate amount of subsidiary company profit after deducting its losses or vice-versa, dealt within the company's accounts: For the current financial year Rs. Millions	For the Previous financial year Rs. Millions	Holding Company's interest as at December 31, 2002 incorporating changes since close of financial year of subsidiary company
Domestic :									
Solus Pharmaceuticals Ltd.	2002	3,000,700 Equity shares of Rs. 10 each	100		**4.04 (Profit)**	8.45 (Loss)	Nil	Nil	No change
Rexcel Pharmaceuticals Ltd.	2002	1,000,000 Equity shares of Rs. 10 each	100		**0.26 (Profit)**	25.17 (Profit)	Nil	Nil	No change
Ranbaxy Fine Chemicals Ltd.	2002	5,550,000 Equity shares of Rs. 10 each	100		**1.91 (Loss)**	21.28 (Loss)	Nil	Nil	No change
Vidyut Investments Ltd.	2002	25,008,400 Equity shares of Rs. 10 each	100		**8.46 (Profit)**	20.51 (Profit)	Nil	78.45	No change
Vidyut Travel Services Ltd.	2002	1,000,000 Equity shares of Rs. 10 each	100	@	**1.62 (Loss)**	0.62 (Loss)	Nil	Nil	No change
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	2002	6,200,000 Equity shares of Rs. 10 each	100	@	**12.98 (Loss)**	1.20 (Profit)	Nil	Nil	No change
Ranbaxy Drugs Ltd.	2002	i) 3,100,020 Equity shares of Rs. 10 each ii) 250 10% Non-Cumulative Redeemable Preference shares of Rs. 10 each	100		**0.03 (Profit)**	0.39 (Loss)	Nil	Nil	No change
Gufic Pharma Ltd.	2002	4900 Equity shares of Rs. 100 each	98		**0.19 (Profit)**	0.99 (Loss)	Nil	Nil	No change
Overseas : #									
Ranbaxy (Guangzhou China) Ltd., China	2002	Investment Certificate of US $ 5,900,000	78.67		**74.10 (Loss)**	33.87 (Loss)	Nil	Nil	No change
Ranbaxy (Netharlands) B.V., The Netharlands	2002	996,546 Ordinary shares of Guilder 100 each	100		**1280.89 (Profit)**	1298.50 (Loss)	Nil	Nil	No change
Ranbaxy Nigeria Ltd., Nigeria	2002	6,535,324 Ordinary shares of Naira 1 each	84.89	@	**11.67 (Profit)**	23.33 (Profit)	1.60	7.66	No change
Ranbaxy (Hong Kong) Ltd., Hong Kong	2002	2,400,000 Equity shares of HK $ 1 each	100		**1.37 (Loss)**	40.98 (Loss)	Nil	Nil	No change
Ranbaxy (Malaysia) Sdn. Bhd.	2002	2,542,383 Ordinary shares of Malaysian $ 1 each	56.25	@	**18.90 (Profit)**	Nil	3.47	Nil	No change
Unichem Pharmaceuticals Limited, Thailand	2002	31,756 Ordinary shares of Baht 100 each	92.83	@	**0.22 (Loss)**	Nil	Nil	Nil	No change
Bounty Holdings Company Limited, Thailand	2002	6, 139 Ordinary shares of Baht 550 per share	86.32	@	**0.04 (Loss)**	0.09 (Loss)	Nil	Nil	No change
Ranbaxy Unichem Company Limited, Thailand	2002	124,650 Ordinary shares of Baht 100 each	73.28	@	**5.86 (Profit)**	Nil	Nil	Nil	No change

@ Inclusive of shares held through wholly owned subsidiaries.

Exchange rates conversion as on the year end.

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

Place : New Delhi
Dated : April 29, 2003

S. K. PATAWARI
Secretary

Auditors' report to the Board of Directors of Ranbaxy Laboratories Limited on the consolidated financial statements of Ranbaxy Laboratories Limited and its subsidiaries.

We have examined the attached consolidated balance sheet of Ranbaxy Laboratories Limited ("the parent company") and its subsidiaries as at December 31, 2002 and also the consolidated profit and loss account and cash flow statement for the year then ended.

These financial statements are the responsibility of the parent company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total fixed and current assets of Rs. 13,719.05 million as at December 31, 2002 and total operating income of Rs. 21,360.83 million for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of such subsidiaries, is based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the parent company in accordance with the requirements of accounting standard on "Consolidated Financial Statements", issued by the Institute of Chartered Accountants of India and on the basis of the separate financial statements of the parent company and its subsidiaries included in the consolidated financial statements.

On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual audited financial statements of the parent company and its subsidiaries, we are of the opinion that the consolidated financial statements read to-gether with the notes thereon, and in particular note no. 12 in schedule 28 regarding non-consolidation of the results of operations of a subsidiary which ceased to be so during the year, and note no. 13 in schedule 28 regarding change in the accounting policy with regard to treatment of expenditure for obtaining regulatory approvals and registration of products for overseas markets, consequent to which the profit before tax for the year is lower by Rs. 694.28 million, give a true and fair view in conformity with the accounting principles generally accepted in India, in the case of :

(a) the consolidated balance sheet, of the consolidated state of affairs of the parent company and its subsidiaries as at December 31, 2002;

(b) the consolidated profit and loss account, of the consolidated results of operations of the parent company and its subsidiaries for the year then ended; and

(c) the consolidated cash flow statement, of the consolidated cash flows of the parent company and its subsidiaries for the year ended on that date.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner

Place : New Delhi
Dated : April 29, 2003

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2002

	Schedule	2002	2001
		Rs. Millions	
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Capital	1	1,854.52	1,158.95
Reserves and surplus	2	15,916.89	14,279.34
		17,771.41	15,438.29
SHARE APPLICATION MONEY PENDING ALLOTMENT		0.30	-
EMPLOYEES STOCK OPTIONS OUTSTANDING		112.69	47.83
MINORITY INTERESTS	3	188.00	215.25
LOAN FUNDS			
Secured	4	1,436.52	2,455.48
Unsecured	5	2,521.21	2,782.77
		3,957.73	5,238.25
		22,030.13	20,939.62
APPLICATION OF FUNDS			
FIXED ASSETS	6		
Gross block		14,758.83	13,405.35
Less : Depreciation		5,111.79	4,154.64
Net block		9,647.04	9,250.71
Capital works-in-progress		191.13	110.14
INVESTMENTS	7	370.21	297.15
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	8	9,002.51	7,377.68
Sundry debtors	9	7,987.98	6,693.49
Cash and bank balances	10	1,493.51	1,095.93
Other current assets	11	1,016.65	671.87
Loans and advances	12	2,670.04	2,519.64
		22,170.69	18,358.61
Less:			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	13	6,221.17	5,678.22
Provisions	14	3,380.44	1,700.72
		9,601.61	7,378.94
NET CURRENT ASSETS		12,569.08	10,979.67
DEFERRED TAX LIABILITIES (NET)	15	(840.79)	(1,350.78)
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	16	93.46	1,652.73
		22,030.13	20,939.62
SIGNIFICANT ACCOUNTING POLICIES	27		
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	28		

The schedules referred to above form an integral part of the consolidated financial statements.
This is the consolidated balance sheet referred to in our report of even date.

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : April 29, 2003

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

S. K. PATAWARI
Secretary

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002

	Schedule	2002	2001
		Rs. Millions	
INCOME			
Operating income	17	39,156.30	27,580.35
Sales proceeds - shares and securities		–	2,634.97
Other income	18	245.23	1,080.56
		39,401.53	31,295.88
EXPENDITURE			
Materials	19	15,395.22	12,424.37
Cost of sales - shares and securities		–	2,847.55
Manufacturing	20	2,461.16	2,470.84
Personnel	21	3,253.49	2,826.70
Selling, general and administration	22	7,785.97	5,175.86
Research and development expenditure	23	1,686.29	652.88
Prior period items		23.34	31.99
		30,605.47	26,430.19
PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTISATION		8,796.06	4,865.69
Interest		386.74	754.11
Depreciation	24	662.98	750.37
Less : Transfer from revaluation reserve		(1.74)	(2.21)
Net depreciation		661.24	748.16
Amortisation :			
Deferred revenue expenditure		–	143.06
Trade marks and product licenses	24	214.80	180.42
Goodwill	24	75.00	37.02
PROFIT BEFORE EXTRA-ORDINARY ITEMS		7,458.28	3,002.92
Extra-ordinary items			
Settlement compensation income			
On closure of a contract		730.48	–
For dispute of patent		145.50	–
PROFIT BEFORE TAX		8,334.26	3,002.92
Provision for tax	25	1,856.65	369.19
PROFIT AFTER TAX		6,477.61	2,633.73
Minority interests		7.96	28.59
PROFIT AFTER TAX AND MINORITY INTERESTS		6,469.65	2,605.14
Tax - earlier years :			
Income tax		5.39	24.93
Deferred tax		571.58	(1,248.74)
Depreciation - earlier years		–	81.82
Expenditure on regulatory approvals - earlier years	28(13)	(1,479.49)	–
		5,567.13	1,463.15
Transfer from :			
Investment allowance reserve		–	13.73
Foreign projects reserve		15.00	1.56
Balance available for appropriation		5,582.13	1,478.44
APPROPRIATIONS			
Dividend			
Interim		579.48 *	–
Final (proposed)		1,854.52	1,158.95*
Tax on dividend		237.61	–
Transfer to :			
Foreign projects reserve		–	14.10
General reserve		2,910.52	305.39
		5,582.13	1,478.44
* Subject to deduction of tax at source			
EARNINGS PER SHARE (Rs.)	26		
Before prior period and extra-ordinary items			
Basic		33.46	14.39
Diluted		33.40	14.39
After prior period and extra-ordinary items			
Basic		30.12	7.90
Diluted		30.07	7.90

The schedules referred to above form an integral part of the consolidated financial statements.

This is the consolidated profit and loss account referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : April 29, 2003

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

S. K. PATAWARI
Secretary

D. S. BRAR
CEO & Managing Director

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2002

Rs Millions

		2002	2001
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Profit before extra-ordinary items and minority interests	7,458.28	3,002.92
	Adjustments for :		
	Depreciation / Amortisation	852.25	1,010.40
	Assets written off	75.19	–
	Goodwill	75.00	37.02
	Deferred revenue expenditure	–	143.06
	Deferred employees compensation	19.24	0.80
	Exchange (gain) / loss	22.24	(59.54)
	Dividend income	(1.34)	(6.89)
	Lease rentals income	–	(25.18)
	Profit on disposal of investments (Net)	(76.67)	(728.86)
	Loss on sale of fixed assets (Net)	7.32	19.08
	Provision for diminution in value of investments	11.77	3.20
	Interest expense	386.74	754.11
	Interest income	(84.41)	(156.26)
	Provision for doubtful debts and advances	370.47	350.41
		1,657.80	1,341.35
	Operating profit before working capital changes	9,116.08	4,344.27
	Adjustments for :		
	Inventories	(1,624.82)	(459.91)
	Sundry debtors / receivables	(1,521.74)	(1,827.10)
	Trade/Other payables	693.05	(1,346.39)
	Deferred tax liabilities	(509.99)	1,350.78
	Other current assets	(411.15)	(211.63)
		(3,374.65)	(2,494.25)
	Cash generated from operations before extra-ordinary items	5,741.43	1,850.02
	Extra-ordinary items	875.98	–
	Direct taxes paid (Net of refunds)	(1,673.95)	(277.76)
	Net cash inflow from operating activities	4,943.46	1,572.26
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		
	Purchase of fixed assets / capital works-in-progress	(2,141.20)	(1,243.07)
	Sale proceeds of fixed assets	495.58	108.24
	Purchase of investments	(254.51)	(83.80)
	Sale proceeds of investments	246.35	800.86
	Loans and advances (Net)	407.53	740.00
	Lease revenue income	–	19.10
	Interest received	84.41	156.26
	Dividend received	1.34	6.89
	Product registration and regulatory expenditure / product acquisition	–	(429.17)
	Net cash inflow / (outflow) from investing activities	(1,160.50)	75.31
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Proceeds from issue of capital (including premium)	8.00	–
	Decrease in bank and other borrowings	(1,280.52)	(259.16)
	Interest paid	(386.74)	(754.11)
	Dividend paid	(1,738.43)	(869.22)
	Net cash outflow from financing activities	(3,397.69)	(1,882.49)
	INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	385.27	(234.92)
	Cash and cash equivalents at the beginning	1,074.20	1,309.12
	Cash and cash equivalents at the close	1,459.47	1,074.20
Notes :			
	Cash and cash equivalents include :		
	Cash and cheques in hand and remittances in transit	398.27	95.98
	Balances with banks:		
	Current accounts [Net of dividend accounts Rs. 32.58 Mn (Previous year Rs. 23.08 Mn)]	1,016.02	884.99
	Deposit accounts [Net of pledged Rs.4.46 Mn (Previous year Rs.0.06 Mn)]	42.18	91.82
	Short term deposits	3.00	1.41
		1,459.47	1,074.20

This is the consolidated cash flow statement referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : April 29, 2003

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

S. K. PATAWARI
Secretary

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	Rs. Millions	
SCHEDULE 1	2002	2001
CAPITAL		
Authorised		
199,000,000 (Previous year 150,000,000)		
Equity shares of Rs. 10 each	1,990.00	1,500.00
100,000 (Previous year 100,000)		
Cumulative preference shares of Rs. 100 each	10.00	10.00
	2,000.00	1,510.00
Issued, subscribed and paid up		
185,452,098 (Previous year 115,895,478)		
Equity shares of Rs. 10 each	1,854.52	1,158.95
	1,854.52	1,158.95
SCHEDULE 2		
RESERVES AND SURPLUS		
Capital reserve	5.41	5.44
Amalgamation reserve	43.75	43.75
Revaluation reserve	111.86	156.85
Share premium	5,832.99	6,681.55
Foreign projects reserve	135.13	150.13
General reserve	9,787.75	7,241.62
	15,916.89	14,279.34
SCHEDULE 3		
MINORITY INTERESTS		
Share capital	172.10	161.66
Reserves and surplus	15.90	53.59
	188.00	215.25
SCHEDULE 4		
SECURED LOANS		
Tax exempt bonds	17.97	46.59
Loans from banks	1,411.75	2,192.10
Loan from financial institutions	–	214.31
Deferred payment credits	6.80	2.48
	1,436.52	2,455.48
SCHEDULE 5		
UNSECURED LOANS		
Fixed deposits	26.34	45.68
Short term loans		
Financial institutions	–	160.00
Banks	2,431.89	2,022.58
	2,431.89	2,182.58
Other loans and advances		
Banks	–	500.00
Others	36.67	16.28
	36.67	516.28
Deferred sales tax credit	26.31	38.23
	2,521.21	2,782.77

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 6

FIXED ASSETS

Rs. Millions

Description	Gross block 2001	Gross block Additions	Gross block Deletions	Gross block 2002	Depreciation / Amortisation 2002	Net Block 2002	Net Block 2001
Goodwill	1,602.17	134.30	155.24	**1,581.23**	436.31	**1,144.92**	1,240.86
Trade marks and product licenses	1,056.57	370.49	149.39	**1,277.67**	492.01	**785.66**	779.36
Land	293.23	224.55	6.15	**511.63**	–	**511.63**	293.23
Buildings	1,901.86	186.29	81.15	**2,007.00**	370.34	**1,636.66**	1,594.73
Plant and machinery	7,793.52	946.43	252.79	**8,487.16**	3,477.56	**5,009.60**	4,841.79
Furniture and fixtures	580.28	123.82	22.41	**681.69**	307.13	**374.56**	346.51
Vehicles	177.72	65.25	39.60	**203.37**	27.35	**176.02**	154.23
Assets taken on lease							
Plant and machinery	–	3.10	–	**3.10**	0.55	**2.55**	–
Equipments	–	4.52	–	**4.52**	0.26	**4.26**	–
Vehicles	–	1.46	–	**1.46**	0.28	**1.18**	–
Total	**13,405.35**	**2,060.21**	**706.73**	**14,758.83**	**5,111.79**	**9,647.04**	**9,250.71**
Previous year	11,814.79	1,873.50	282.94	13,405.35	4,154.64	9,250.71	

SCHEDULE 7

INVESTMENTS

	Nature of investment	Face value	Numbers 2002	Numbers 2001	Rs. Millions 2002	Rs. Millions 2001
CURRENT						
Trust securities						
Other than trade - unquoted						
406,890 (Previous year 406,890) Units (1964 Scheme) of the Unit Trust of India					**4.08**	2.42
Nil (Previous year 100,000) Units - Monthly Income Plan - 1997 (II) of the Unit Trust of India					–	1.00
					4.08	3.42
LONG TERM						
Investments in government securities						
Other than trade - unquoted						
Kisan Vikas Patra / Indira Vikas Patra					**0.01**	0.11
Investments in shares of companies (fully paid)						
Trade :						
Unquoted						
SRL Ranbaxy Limited	Equity shares	Rs. 10	–	6,524,159	–	65.25
Ranbaxy Unichem Co. Ltd., Thailand *	Ordinary shares	Bahts 100	*	206,670	*	25.71
Unichem Pharmaceuticals Limited, Thailand *	Ordinary shares	Bahts 100	*	36,420	*	10.54
Ranbaxy (Malaysia) Sdn. Bhd., Malaysia *	Ordinary shares	Malaysian $1	*	2,242,383	*	25.16
Bounty Holding Company Limited, Thailand *	Ordinary shares	Bahts 1000	*	8,572	*	5.17
Nihon Pharmaceuticals Industry Co. Ltd., Japan	Equity shares	Yen 500	**32,000**	–	**27.06**	–
Sidmak Laboratories (India) Limited	Equity shares	Rs. 10	**16,733**	16,733	**10.54**	10.54
Quoted						
Fine Drugs and Chemicals Limited	Equity shares	Rs. 10	–	2,742,924	–	15.15
Vorin Laboratories Limited **	Equity shares	Rs. 10	**4,018,383**	**	**202.16**	–
					239.76	157.52
Other than trade :						
Quoted						
Fortis Financial Services Ltd.	Equity shares	Rs. 10	**353,250**	353,250	**14.49**	14.49
The Great Eastern Shipping Company Ltd.	Equity shares	Rs. 10	**500**	500	**0.03**	0.03
Unquoted						
Fortis Healthcare Limited	Equity shares	Rs. 10	**12,529,460**	10,000,000	**125.29**	100.00
Biotech Consortium India Ltd.	Equity shares	Rs. 10	**50,000**	50,000	**0.50**	0.50
Jeedimetia Effluent Treatment Limited	Equity shares	Rs. 100	–	1,006	–	0.10
Patancheru Enviro Tech. Limited	Equity shares	Rs. 10	–	60,310	–	0.60
					140.31	115.72
Investment in partnership						
Unichem Distributors [Limited Partnership], Thailand	Capital contribution				–	20.90
					–	20.90
					384.16	297.67
Less: Provision for diminution in value of long term investments					**13.95**	0.52
					370.21	297.15

* Consolidated in the financial statements for the year ended December 31, 2002

** Consolidated in the financial statements for the year ended December 31, 2001 being a subsidiary [Refer note no. 12 in schedule 28]

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	Rs. Millions 2002	2001
SCHEDULE 8		
INVENTORIES		
Stores and spares	67.01	69.44
Raw materials	2,719.44	2,275.49
Packaging materials	505.33	297.52
Finished goods	4,786.30	3,886.12
Works-in-process	924.43	849.11
	9,002.51	7,377.68
SCHEDULE 9		
SUNDRY DEBTORS		
(Considered good except where provided for)		
Secured	301.04	75.69
Unsecured	8,559.60	7,285.45
	8,860.64	7,361.14
Less : Doubtful and provided for	872.66	667.65
	7,987.98	6,693.49
SCHEDULE 10		
CASH AND BANK BALANCES		
Cash and cheques in hand	74.20	95.98
Remittances in transit	324.07	–
Balances with banks:		
Current accounts	1,048.60	908.07
Deposit accounts	46.64	91.88
	1,493.51	1,095.93
SCHEDULE 11		
OTHER CURRENT ASSETS		
(Unsecured, considered good except where provided for)		
Export incentives accrued	871.95	433.13
Exchange gain accrued on forward contracts	70.07	–
Insurance claims	29.07	169.32
Interest accrued	38.01	1.33
Others	76.06	70.24
	1,085.16	674.02
Less : Doubtful and provided for	68.51	2.15
	1,016.65	671.87
SCHEDULE 12		
LOANS AND ADVANCES		
(Considered good except where provided for)		
Secured	130.16	366.02
Unsecured		
Advances recoverable in cash or in kind or for value to be received	1,619.64	1,620.63
Trade deposits	–	24.25
Short term deposits	172.33	212.74
Income tax paid	969.10	418.09
	2,891.23	2,641.73
Less : Doubtful and provided for	221.19	122.09
	2,670.04	2,519.64
SCHEDULE 13		
CURRENT LIABILITIES		
Acceptances	527.93	453.03
Sundry creditors	3,299.44	3,723.51
Other liabilities	2,393.80	1,501.68
	6,221.17	5,678.22
SCHEDULE 14		
PROVISIONS		
Retirement benefits	341.22	225.85
Income-tax	1,184.70	315.92
Proposed dividend	1,854.52	1,158.95
	3,380.44	1,700.72

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	Rs. Millions 2002	2001
SCHEDULE 15		
DEFERRED TAX LIABILITIES (NET)		
Deferred tax liabilities arising on account of :		
Depreciation	1,340.39	1,186.51
Deferred revenue expenditure	–	457.60
Retirement benefits	–	2.08
	1,340.39	1,646.19
Less : Deferred tax assets arising on account of :		
Provision for:		
Doubtful debts and advances	393.35	113.95
Diminution in the value of investments	4.37	4.94
Tax paid set-off available	–	157.00
Tax benefit on carried forward losses	21.80	0.02
Retirement benefits	7.81	–
Expenditure incurred - allowable in future	59.47	11.54
Others	12.80	7.96
	499.60	295.41
	840.79	1,350.78
SCHEDULE 16		
MISCELLANEOUS EXPENDITURE		
(to the extent not written off or adjusted)		
Deferred revenue expenditure		
Product registration and regulatory expenditure	–	1,455.70
Product acquisition	–	150.00
Deferred employees compensation (Stock options)	93.46	47.03
	93.46	1,652.73
SCHEDULE 17		
OPERATING INCOME		
Sales and Services		
Sales	37,137.59	26,853.59
Services	10.11	12.15
	37,147.70	26,865.74
Others		
Export incentives	1,117.63	288.77
Technology licensing income	639.94	235.86
Sundries	251.03	189.98
	2,008.60	714.61
	39,156.30	27,580.35
SCHEDULE 18		
OTHER INCOME		
Interest	84.41	156.26
Lease rentals	–	25.18
Dividend	1.34	6.89
Exchange gain / (loss) - Net	(22.24)	59.54
Profit on sale of long term investments	80.16	728.86
Profit on sale of assets	2.31	0.39
Bad debts / advances recovered	15.42	–
Unclaimed balances and excess provisions	18.23	34.28
Miscellaneous	65.60	69.16
	245.23	1,080.56
SCHEDULE 19		
MATERIALS		
Raw & packaging materials consumed and purchased of finished goods	16,370.71	12,330.67
(Increase) / Decrease in stock of finished goods and work-in-process	(975.49)	93.70
	15,395.22	12,424.37
SCHEDULE 20		
MANUFACTURING		
Power and fuel	503.54	461.85
Excise duty	911.86	1,026.91
Stores and spares consumed	249.43	251.61
Analytical charges	291.27	356.14
Processing charges	324.46	252.33
Repairs and maintenance		
Factory buildings	103.19	22.96
Plant and machinery	77.41	99.04
	2,461.16	2,470.84

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	Rs. Millions	
SCHEDULE 21	2002	2001
PERSONNEL		
Salaries, wages and bonus	2,806.56	2,486.30
Contribution to provident and other funds	193.96	189.61
Workmen and staff welfare	233.73	149.99
Amortisation of deferred employees compensation (Stock options)	19.24	0.80
	3,253.49	2,826.70
SCHEDULE 22		
SELLING, GENERAL AND ADMINISTRATION		
Rentals	257.75	248.53
Rates and taxes	120.87	134.69
Printing and stationery	79.20	67.88
Insurance	195.53	149.07
Communication	237.88	183.70
Legal and professional charges	999.97	378.14
Travel and conveyance	550.30	392.25
Discounts	361.15	87.15
Freight, clearing and forwarding	1,045.58	717.68
Advertising and sales promotion	1,647.66	1,129.74
Conferences and meetings	111.18	70.45
Commission	356.55	240.43
Amounts written off	33.51	206.42
Assets written off	75.19	–
Provision for doubtful debts and advances	370.47	350.41
Provision for diminution in value of investments	11.77	3.20
Loss on sale of fixed assets	9.63	19.47
Loss on sale of long term investments	3.49	–
Others	1,318.29	796.65
	7,785.97	5,175.86
SCHEDULE 23		
RESEARCH AND DEVELOPMENT EXPENDITURE		
Salaries, wages and bonus	306.40	197.93
Contribution to provident and other funds	17.50	13.32
Workmen and staff welfare	29.78	16.49
Materials and consumables	548.00	157.90
Power and fuel	46.73	36.09
Clinical trials	133.20	79.15
Bioequivalence studies	386.33	–
Rentals	11.96	12.90
Rates and taxes	2.21	0.90
Printing and stationery	9.54	5.61
Insurance	9.16	6.11
Communication	18.08	8.46
Legal and professional charges	13.64	5.53
Travel and conveyance	50.16	36.27
Others	103.60	76.22
	1,686.29	652.88
SCHEDULE 24		
DEPRECIATION AND AMORTISATION		
Depreciation		
Building	56.30	64.55
Plant and machinery	526.48	613.19
Furniture and fixtures	58.36	53.54
Vehicles	19.24	16.88
Assets taken on lease		
Plant and machinery	0.26	–
Equipments	0.28	–
Vehicles	0.31	–
	661.24	748.16
Amortisation		
Trade marks and product licenses	214.80	180.42
Goodwill	75.00	37.02
	289.80	217.44
	951.04	965.60

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	Rs. Millions	
SCHEDULE 25	2002	2001
PROVISION FOR TAX		
Current income-tax	1,759.50	267.15
Deferred tax	97.15	102.04
	1,856.65	369.19

	2002	2001
SCHEDULE 26		
EARNINGS PER SHARE		
Net profit attributable to equity shareholders		
Profit after tax and minority interests	6,469.65	2,605.14
Add:		
Tax-earlier years	576.97	24.93
Amortisation of deferred employees compensation (Stock options)	19.24	0.80
Depreciation written back	–	81.82
	7,065.86	2,712.69
Less:		
Deferred tax-earlier years	–	1,248.74
Expenditure on regulatory approvals - earlier years	1,479.49	–
Net profit available	5,586.37	1,463.95
Net profit attributable to equity shareholders before prior period and extra-ordinary items		
Net profit available	5,586.37	1,463.95
Prior period items	23.34	31.99
Settlement compensation income		
On closure of a contract	(730.38)	–
For dispute of patent	(145.50)	–
Depreciation - earlier years	–	(81.82)
Expenditure on regulatory approvals - earlier years	1,479.49	–
Deferred tax (on implementation of accounting standard on "Accounting for Taxes on Income")	–	1,248.74
Tax effect of above items	(8.55)	6.27
	6,204.77	2,669.13
No. of weighted average equity shares		
Basic	185,437,258	185,432,765
Effect of dilutive equity shares equivalent - stock options outstanding	318,203	2,451
Diluted	185,755,461	185,435,216
Nominal value of equity share (Rs.)	10.00	10.00
EARNINGS PER SHARE (Rs.)		
Before prior period and extra-ordinary items		
Basic	33.46	14.39
Diluted	33.40	14.39
After prior period and extra-ordinary items		
Basic	30.12	7.90
Diluted	30.07	7.90

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 27

SIGNIFICANT ACCOUNTING POLICIES

1. **Principles of consolidation**

   The consolidated financial statements comprise the financial statements of the parent company and its subsidiaries. Minority interests in equity, profits and losses are disclosed separately.

   The consolidated financial statements have been prepared in Indian Rupees ("Rs."), the national currency of the Republic of India.

2. **Basis of presentation**

   The consolidated financial statements are prepared on historical cost convention using accounting policies of the parent company unless otherwise stated.

3. **Fixed assets**

   Fixed assets are stated at cost (gross block) less accumulated depreciation. Capital works-in-progress includes advances.

   In case of revalued fixed assets, the incremental value on revaluation is carried under revaluation reserve and an amount equivalent to the depreciation on incremental value is withdrawn from the revaluation reserve to compensate additional depreciation on incremental amount.

4. **Depreciation/Amortisation**

   a] Depreciation on fixed assets is provided on straight line method over useful life estimated by the management or on the basis of depreciation rates prescribed under respective domestic laws.

   b] Goodwill arising on acquisition of subsidiaries/business is amortised on straight-line basis over the estimated period of benefit, not exceeding twenty years.

   c] Cost of trade marks and product licenses are amortised over five years.

   d] Premium paid on perpetual leasehold land is charged to revenue on termination/renewal of lease agreements.

5. **Investments**

   Investments are classified as current and long-term. Current investments are carried at lower of cost and fair value; long-term investments are carried at cost less provision for permanent diminution in their value.

   Profit/Loss on sale of investments is computed with reference to their average cost.

6. **Valuation of Inventories**

   Inventories are valued as under:

   Stores & spares, raw materials and packaging materials - at weighted average cost or using first in first out method

   Finished goods - at lower of cost and net realisable value

   Work-in-process - cost upto estimated stage of process

7. **Expenditure on regulatory approvals**

   Expenditure incurred for obtaining regulatory approvals and registration of products for overseas markets is charged to the revenue of the year. Till the end of previous year, such expenditure was treated as deferred revenue expenditure or capitalised as products licences and was being amortised over five years beginning the year of launch of the product/depreciated over five years.

8. **Deferred employees compensation**

   The accounting value of stock options representing the excess of the market price(s) over the exercise price(s) of the shares on the date(s) of grant of options under "Employees Stock Option Scheme" of the Company, is amortised on straight-line basis over the vesting period as "Deferred employees compensation" in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

9. **Sales**

   Sales are stated net of trade discounts, returns and taxes.

10. **Research and development**

    Capital expenditure is included in the respective heads under fixed assets.

11. **Foreign exchange translations**

    a] For the purpose of preparation of consolidated financial statements, assets and liabilities (other than fixed assets of overseas subsidiaries) are translated at the rates of exchange prevailing on the date of balance sheet and the resultant difference is carried as "Translation reserve" and included in general reserve under "Reserves and surplus". All items of the profit and loss account are translated at average exchange rates for the year and the resultant differences are taken directly to the consolidated profit and loss account under "Exchange gain /loss (Net)".

    b] Premium for forward contracts is recognised as income or expenditure over the life of contract.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 27

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

12. Retirement benefits

a] Contributions to specific schemes are charged to the profit and loss account of the year.

b] Provisions for future liabilities in respect of gratuity, pension and leave encashment benefits are made on the basis of actuarial valuation.

13. Taxation

Provision for tax for the year comprises estimated current income-tax determined to be payable in respect of taxable income and deferred tax being the tax effect of timing differences representing the difference between taxable and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

14. Contingent liabilities

Depending on facts of each case and after due evaluation of relevant legal aspects, claims not acknowledged as debts in the accounts are regarded as contingent liabilities. In respect of statutory matters, contingent liabilities are recognised based on demand(s) that are contested.

SCHEDULE 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Share capital

a] Share capital includes:

[i] 146,849,494 (Previous year 77,312,003) Equity shares allotted as fully paid bonus shares by capitalisation out of share premium and reserves.

[ii] 3,281,154 (Previous year 3,281,154) Equity shares allotted as fully paid up pursuant to contract without payment being received in cash.

b] Outstanding stock options for equity shares of the parent company under the "Employees Stock Option Scheme" :

Date of grant	Exercise price	Numbers 2002*	2001
January 12, 2001	Rs. 673	187,047	208,035
December 3, 2001	Rs. 595	304,181	332,250
April 1, 2002	Rs. 745	447,585	–
		938,813	540,285

* Entitled for additional 563,288 shares on exercise of option keeping in view issue of bonus shares on October 11, 2002 in the ratio of 3 for 5.

c] Allotment of 18,497 equity shares (Previous year 18,497) of Rs. 10 each, on payment of Rs. 125 (including Rs. 115 on account of share premium) and 18,497 equity shares (Previous year 18,497) of Rs. 10 each on payment of Rs. 175 (including Rs. 165 on account of share premium), [in respect of 12% Fully convertible debentures of Rs. 300 each (1993 Series) in terms of the letter of offer dated September 20, 1993 already converted], has been kept in abeyance under provisions of section 206-A of the Companies Act, 1956.

2. Secured loans:

Loans under different categories are secured against certain assets, property, equipment and other immovable property, inventories and receivable of the parent company or concerned subsidiary.

	Rs. Millions 2002	2001
3. Loan repayable within one year	825.24	680.52
4. General reserve includes translation reserve	365.21	346.47

5. Fixed assets

Land includes:

a] cost of leasehold land Rs. 298.21 million (Previous year Rs. 97.36 million).

b] cost of land Rs. 187.08 million (Previous year Rs. 62.38 million) pending registration

6. Investments

	2002	2001
Quoted		
Book value (Net of provision)	203.23	29.65
Market value	105.61	16.29
Unquoted		
Book value (Net of provision)	166.98	267.50

SCHEDULE 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

		Rs. Millions	
		2002	2001
7.	Research and development expenditure includes:		
	Expenditure on regulatory approvals for overseas markets	733.27	–
8.	Exchange gain on outstanding forward exchange rate contracts to be recognised in the subsequent year	96.46	24.20
9.	Deposit accounts with banks include pledged with Government Authorities and others	4.46	0.06
10.	Remuneration to directors of parent company*		
	Salaries and allowances	29.16	12.91
	Contribution to provident and other funds	3.54	2.21
	Directors' fee	0.48	0.35
	Commission	50.65	20.05
	Gratuity	3.62	–
	Perquisites	11.01	8.45
		98.46	43.97

* *Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis) and amortisation of deferred employees compensation on grant of stock options under "Employees Stock Option Scheme" of the Company and inclusive of Rs. 1.25 million on account of leave salary and Rs. 2.23 million on account of gratuity paid to a director on retirement for the period prior to his becoming a director.*

11. Provision for 'Tax on dividend' amounting to Rs. 237.61 million has been made in the accounts on the dividend recommended by the Board of Directors, though the Finance Bill, 2003 introducing section 115-O in the Income-tax Act, 1961 levying tax on dividend distributed has not been enacted as yet.

12. The parent-subsidiary relationship with Vorin Laboratories Limited ("Vorin") ceased to exist on December 6, 2002 and in the absence of availability of the financial statements of Vorin, results of its operations upto that date have not been consolidated. Accordingly, the investment held in Vorin on the date of balance sheet has been recorded as per accounting standard on "Accounting for Investments" issued by the Institute of Chartered Accountants of India. The relevant assets, liabilities and revenues of Vorin included in the corresponding figures for previous year are as under:

	Rs. Millions
Assets	
Fixed assets	191.14
Capital works in progress	1.38
Investments	15.83
Current assets	660.24
Liabilities	
Secured loans	294.88
Unsecured loans	11.71
Current liabilities and provisions	275.08
Reserves and surplus	
Share premium	161.49
Revenues	
Sales	952.88

13. Due to change in the accounting policy with regard to treatment of expenditure for obtaining regulatory approvals and registration of products for overseas markets stated in accounting policy at serial no. 7 in schedule 27, profit before tax for the year is lower by Rs. 694.28 million. Accordingly, unamortised balance of Rs. 1479.49 million brought forward from previous year has been written off.

14. Since the parent company controls composition of the board of directors of Ranbaxy Unichem Co. Limited, (RUCL) Thailand and is taking steps to increase its shareholding in order to acquire majority holding now permitted under Thai laws, RUCL has been consolidated as a subsidiary consequent to which Bounty Holding Company Limited, Thailand and Unichem Pharmaceuticals Limited, Thailand have also become subsidiaries.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

		Rs. Millions	
15.	**Contingent liabilities**	2002	2001
	Claims not acknowledged as debts	244.06	121.16
	Direct and indirect taxes	59.74	27.49
	Guarantees to banks on account of joint ventures and associates	400.00	58.64
	Bills purchased/discounted under letters of credit	81.53	454.55
16.	**Capital commitments (Net of advances)**	61.19	51.98

17. **Leases**

Particulars in respect of assets taken on lease required to be disclosed under accounting standard on "Leases" issued by Institute of Chartered Accountants of India.

		Rs. Millions 2002
a)	Minimum lease payments outstanding	7.40
b)	Present value of minimum lease payments	6.80

c) Amounts due	Minimum lease payments (Rs. Millions)	Present value of minimum lease lease payments (Rs. Millions)
i) not later than one year	3.05	2.90
ii) later than one year but not later than five years	4.35	3.90

18. **Related party disclosures**

Related party disclosures as required under accounting standard on "Related Party Disclosures" issued by the Institute of Chartered Accountants of India are given below:

a] **Relationship:**

i) **Joint Ventures and Associates**

SRL Ranbaxy Limited $
Vorin Laboratories Ltd. @
Ranbaxy Schein Pharma LLC, U.S.A. $

$ Ceased to be an associate during the year

@ Ceased to be a subsidiary and became an associate during the year

ii)

Key management personnel	Relatives*	Entities over which significant influence is exercised
Mr. D. S. Brar	Master Anandbir Singh Brar, son	Madhubani Investment (P) Ltd. Suraj Hotel (P) Ltd. Green Vally Land & Development (P) Ltd. Suraj Overseas (P) Ltd.
Dr. Brian W. Tempest		
Mr. V. K. Kaul	Ms. Bala Kaul, wife	ANR Securities (P) Ltd.
Dr. Rashmi Barbhaiya		
Dr. J. M. Khanna $	Ms. Asha Khanna, wife	

* Relatives of key management personnel with whom the Company had transactions during the year.
$ Retired during the year.

b] **The following transactions were carried out with related parties in the ordinary course of business.**

i) **Joint Ventures and Associates.**	Rs. Millions
Purchase of materials/finished goods	348.22
Sale of finished goods	65.71
Services rendered/other receipts	0.90
Loans/Advances given	632.80
Interest received	16.83
Guarantee commission received	0.69
Balance at the end of the year:	
Other receivables	4.41
Payables	97.31
Guarantees provided	400.00

SCHEDULE 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

	Rs. Millions
ii) Key management personnel and their relatives	
Remuneration to key management personnel	102.80
Interest paid on fixed deposits	*
Rent paid	4.41

* Rs. 3,770 rounded off to nil.

19. Segment information

Segment information disclosures as required under accounting standard on "Segment Reporting" issued by Institute of Chartered Accountants of India.

a] **Primary segment information**

	Rs. Millions				
	Pharmaceuticals	Others	Segment Total	Elimination	Total
REVENUE					
External revenue	37,996.57	1,159.73	39,156.30	–	39,156.30
Inter segment revenue	51.93	19.00	–	(70.93)	–
Total revenue	**38,048.50**	**1,178.73**	**39,227.23**	**(70.93)**	**39,156.30**
RESULTS					
Total segment results	**7,583.96**	**84.85**	**7,668.81**	**–**	**7,668.81**
Interest expense					(386.74)
Interest income					84.41
Extraordinary items					875.98
Unallocated corporate income net of expense					91.79
Income taxs					(1,856.65)
Profit after tax					**6,477.60**
OTHER INFORMATION					
Segment assets	**30,431.64**	**690.20**	**31,121.84**	**–**	**31,121.84**
Unallocated assets					1,756.83
Total assets					**32,878.67**
Segment liabilities	**12,384.89**	**129.68**	**12,514.57**	**–**	**12,514.57**
Unallocated liabilities					2,686.15
Total liabilities					**15,200.72**
Capital Expenditure	1,901.24	22.22	1,923.46	–	1,923.46
Depreciation / Amortisation,	938.97	12.07	951.04	–	951.04
Non cash expenses other than depreciation/amortisation	441.54	4.12	445.66	–	445.66

Inter segment revenue are recognized at sales price.

Type of products in each business segment

Pharmaceuticals - Manufacture of dosage forms, active pharmaceutical ingredients, drug intermediates and trading in pharmaceutical products. New Drug Discovery Research and Novel Drug Delivery Systems, etc.

Others - Chartering of Aircraft, Manufacture of Laboratory Chemicals and Animal Healthcare products and Manufacture and trading in Diagnostic Kits, etc.

b] **Secondary segment information - Geographical**

	Rs. Millions			
	India	Europe	North America	Asia Pacific
i) Segment revenue	9,715.89	3,845.21	14,403.81	3,881.10
ii) Segment assets	21,189.49	–	–	6,534.66
iii) Capital expenditure	1,316.68	–	448.14	–

20. Previous year figures

Previous year figures have been regrouped / recast wherever considered necessary to make these comparable with those of the current year.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

21. Consolidated financial statements comprise the financial statements of the parent company and its subsidiaries listed below :

Subsidiary	Country of incorporation	Effective group shareholding (%)
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	India	100.00
Ranbaxy Drugs Limited	India	100.00
Ranbaxy Fine Chemicals Limited	India	100.00
Rexcel Pharmaceuticals Limited	India	100.00
Solus Pharmaceuticals Limited	*India*	*100.00*
Vidyut Investments Limited	India	100.00
Vidyut Travel Services Limited	India	100.00
Gufic Pharma Limited	India	98.00
Ranbaxy Do Brasil Ltda.	Brazil	100.00
Ranbaxy Egypt Limited	Egypt	100.00
Basics GmbH	Germany	100.00
Ranbaxy (Hong Kong) Limited	Hong Kong	100.00
Ranbaxy Ireland Limited	Ireland	100.00
Ranbaxy Mauritius Limited	Mauritius	100.00
Ranbaxy (Netherlands) B.V.	Netherlands	100.00
Ranbaxy N.A.N.V	Netherlands	100.00
Ranbaxy Pharmaceuticals BV	Netherlands	100.00
Ranbaxy Panama, S.A.	Panama	100.00
Ranbaxy Poland Sp. Zoo.	Poland	100.00
Ranbaxy (S.A.) Proprietary Limited	South Africa	100.00
Ranbaxy (UK) Limited	United Kingdom	100.00
Ranbaxy Europe Limited	United Kingdom	100.00
Ranbaxy Holdings (UK) Limited	United Kingdom	100.00
Ohm Laboratories Inc.	United States of America	100.00
Ranbaxy Pharmaceuticals Inc.	United States of America	100.00
Ranlab Inc.	United States of America	100.00
RanPharm Inc.	United States of America	100.00
Ranchem Inc.	United States of America	100.00
Ranbaxy Vietnam Company Limited	Vietnam	100.00
Ranbaxy France SAS	France	100.00
Ranbaxy Farmaceutica Ltda.	Brazil	55.00
Ranbaxy(Guangzhou China)	China	78.67
Ranbaxy Nigeria Limited	Nigeria	84.89
Ranbaxy PRP (Peru) S.A.C.	Peru	75.00
Unichem Distributors (Limited partnership),	Thailand	99.98
Unichem Pharmaceuticals Limited	Thailand	92.83
Ranbaxy Unichem Company Limited	Thailand	73.28
Bounty Holdings Company Limited	Thailand	86.32
Ranbaxy (Malaysia) Sdn. Bhd.	Malaysia	56.25
Ranbaxy Signature LLC	United States of America	67.50

Signatories to schedules 1 to 28

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

Place : New Delhi
Dated : April 29, 2003

S. K. PATAWARI
Secretary

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders of
Ranbaxy Laboratories Limited

We have audited the accompanying consolidated balance sheet of Ranbaxy Laboratories Limited, New Delhi and subsidiaries as of December 31, 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income, and consolidated cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ranbaxy Laboratories Limited and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON

Place : New Delhi
Dated : May 16, 2003

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2002

(All amounts in Rupees Millions, unless specified otherwise)

	Amount
ASSETS	
Current assets	
Cash and cash equivalents	1,451.66
Restricted cash	41.87
Accounts receivable, net of allowances	7,973.10
Inventories	9,020.81
Deferred tax assets	473.87
Other current assets, net of allowances	3,165.60
Total current assets	22,126.91
Property, plant and equipment, net	4,937.75
Intangibles, net	1,598.84
Goodwill	891.14
Deferred tax assets	105.39
Investments	270.35
Other non-current assets	710.04
Total assets	**30,640.42**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities	
Short term debt and current portion of long term debt	2,481.89
Trade accounts payable	3,301.03
Accrued expenses and other current liabilities	3,688.50
Total current liabilities	9,471.42
Long term debt, excluding current portion	1,485.60
Deferred tax liabilities	417.32
Other non-current liabilities	510.90
Total liabilities	**11,885.24**
Minority interest	186.97
Stockholders' equity	
Common stock, Rs. 10.00 par value;	
199,000,000 equity shares authorized	
185,452,098 equity shares issued and outstanding	1,854.52
Preferred stock, Rs. 100.00 par value;	
100,000 Cumulative preference shares authorized	
Nil Cumulative preference shares issued and outstanding	–
Additional paid in capital	5,852.53
Retained earnings	10,544.05
Accumulated other comprehensive income	317.11
Total stockholders' equity	18,568.21
Total liabilities and stockholders' equity	**30,640.42**

The accompanying notes are an integral part of these consolidated financial statements

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2002

(All amounts in Rupees Millions, unless specified otherwise)

	Amount
Revenue	39,707.54
Cost of revenues	17,817.96
Gross profit	21,889.58
Operating expenses	
Selling, general and administrative	10,962.74
Research and development	1,686.29
Depreciation and amortization	966.60
Financial	388.48
Total operating expenses	14,004.11
Operating income	7,885.47
Other income, net	655.17
Income before provision for taxes	8,540.64
Provision for taxes	
Current tax	1,757.98
Deferred tax	48.90
Minority interest	8.03
Net income	6,725.73
Earnings per equity share	Rs.
Basic	36.27
Diluted	36.21
Weighted equity shares used in computing earnings per equity share	Numbers
Basic	185,437,258
Employees stock options outstanding	318,203
Diluted	185,755,461

The accompanying notes are an integral part of these consolidated financial statements

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2002

(All amounts in Rupees Millions, unless specified otherwise)

	Amount
Cash flows from operating activities	
Net income	6,725.73
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities	
Depreciation and amortization	966.60
Deferred tax expense	48.90
Allowance for doubtful accounts	574.38
Loss / (gain) on disposal of property, plant and equipment	(25.26)
Loss / (gain) on disposal of investment	(75.78)
Property, plant and equipment written off	74.57
Amortization of employees stock option plan expense	19.24
Minority interest	8.03
Changes in operating assets and liabilities	
Increase in accounts receivable	(1,371.18)
Increase in inventories	(2,195.53)
Increase in prepaid expenses and other current assets	(1,146.54)
Decrease in other non-current assets	91.05
Decrease in accounts payable	(413.13)
Increase in other current liabilities	1,470.27
Increase in other non-current liabilities	206.98
Net cash provided by operating activities	4,958.33
Cash flows from investing activities	
Expenditure on property, plant and equipment	(1,273.99)
Cash paid for acquisition (net)	(114.05)
Proceeds from sale of property, plant and equipment	17.65
Purchase of intangibles	(369.27)
Purchase of investments	(52.35)
Proceeds from sale of investments	158.16
Proceeds from release of restricted cash	77.90
Net cash used in investing activities	(1,555.95)
Cash flows from financing activities	
Repayment of short term debts	(1,315.26)
Repayment of long term debts	(55.32)
Repayment of capital lease obligations	(3.01)
Acceptance of term loans	111.80
Payment of dividend	(1,738.43)
Payment of dividend to minority interest	(4.23)
Receipt from employees on exercise of stock options	8.00
Receipt of share application money from minority	14.12
Net cash used in financing activities	(2,982.33)
Effect of exchange rate changes on cash	42.58
Net increase in cash and cash equivalents during the year	420.05
Cash and cash equivalents at the beginning of the year	989.03
Cash and cash equivalents at the end of the year	1,451.66
Supplemental disclosures	
Cash paid during the year for interest	397.48
Cash paid during the year for income taxes	1,789.38
Leased assets recognized during the year	4.57

The accompanying notes are an integral part of these consolidated financial statements

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2002

(All amounts in Rupees Millions, unless specified otherwise)

	Common stock						
	No. of shares	Amount	Addional paid in capital	Comprehensive income	Accumulated other comprehensive income (loss)	Retained earnings (Accumulated earnings)	Total stockholders' equity
Balance as of January 1, 2002	**115,895,478**	**1,158.95**	**6,520.06**		**292.17**	**5,594.13**	**13,565.31**
Adjustment for prior period items (see note 23)						(23.88)	(23.88)
Revised balance as of January 1, 2002	**115,895,478**	**1,158.95**	**6,520.06**		**292.17**	**5,570.25**	**13,541.43**
Issue of Bonus shares during the year	69,556,620	695.57					695.57
Utilized for issue of Bonus shares			(695.37)				(695.37)
Receipt on exercise of stock options			8.30				8.30
Receipt of share application money pending allotment			0.30				0.30
Amortization of employees stock options			19.24				19.24
Cash dividend paid						(1,738.43)	(1,738.43)
Reversal of accumulated profits of an equity affiliate on becoming a subsidiary						(13.50)	(13.50)
Comprehensive income							
Net income				6,725.73		6,725.73	6,725.73
Translation adjustment				22.78	22.78		22.78
Realized gain reversed on sale of equity securities*				(9.48)	(9.48)		(9.48)
Unrealized holding gain on marketable debt securities*				1.32	1.32		1.32
Unrealized holding gain on marketable equity securities*				10.32	10.32		10.32
* Net of deferred tax				**6,750.67**			
Balance as at December 31, 2002	**185,452,098**	**1,854.52**	**5,852.53**		**317.11**	**10,544.05**	**18,568.21**

The accompanying notes are an integral part of these consolidated financial statements

RANBAXY LABORATORIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

(All amounts in Indian Rupees in Millions, unless specified otherwise)

1. NATURE OF OPERATIONS

Ranbaxy Laboratories Limited ("RLL") along with its subsidiaries (collectively, "the Company") is an integrated international organization, mainly in the pharmaceutical business (97% of revenues) comprising manufacturing, marketing, distribution and trading of generic and branded generic dosage forms and active pharmaceutical ingredients. It is also engaged in the business of diagnostics, animal healthcare products, laboratory reagents, fine chemicals and consumer healthcare products. RLL is the largest pharmaceutical company in India. It is also the largest exporter of pharmaceuticals out of India.

The research and development activities of the Company are carried out at its modern R&D facilities at Gurgaon, near New Delhi. RLL has its manufacturing facilities for dosage forms and active pharmaceutical ingredients in India. The Company has manufacturing facilities for dosage forms in six other countries, namely U.S.A., China, Ireland, Malaysia, Nigeria and Vietnam. Major markets include U.S.A., India, U.K. and Brazil. Currently, the largest share of its revenues comes from U.S.A.

RLL's shares are listed for trading on leading stock exchanges in India and its GDRs (Global Depository Receipts covering equity shares of RLL) are listed on the stock exchange at Luxembourg.

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of "Significant Accounting Polices" applied in preparation of the accompanying Consolidated Financial Statements is as follows:

a) **Basis of preparation of financial statements**

The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

b) **Use of estimates**

Preparation of Consolidated Financial Statements in conformity with US GAAP requires the Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenditure and to disclose contingent assets and liabilities. Actual results could differ from such estimates. Estimates by the Management for charge-backs, rebates, discounts and returns, the useful life of intangibles, future obligations under employee benefit plans and realization of deferred tax assets are particularly sensitive.

c) **Foreign currency translation**

Functional currency of RLL is the Indian Rupee ("Rs."), the currency of the primary economic environment in which it operates. Assets and liabilities of the foreign subsidiaries are translated to Indian Rupee at the appropriate year-end exchange rates. Income and expenditure is translated using monthly average exchange rates during the year being reported. The resulting translation adjustments are recorded under "accumulated other comprehensive income". Gains and losses on conversion that arise from exchange rate fluctuations on transactions denominated in currencies other than the functional currency, are included in the results of operations.

The functional currency of Ranbaxy (Netherlands) B.V. and Ranbaxy (Hong Kong) Limited, both foreign subsidiaries is the U.S. Dollar. The functional currencies of all other foreign subsidiaries are their respective local currencies.

d) **Principles of consolidation**

The accompanying Consolidated Financial Statements comprise the accounts of RLL and its subsidiaries, after eliminating all material inter-company accounts, transactions, profits and losses. The subsidiaries, which consolidate under RLL comprise the entities listed below:

Name of the entity	Country of incorporation	Effective group Shareholding (%)
Ranbaxy Drugs and Chemicals Company	India	100.00
Ranbaxy Drugs Limited	India	100.00
Ranbaxy Fine Chemicals Limited	India	100.00
Rexcel Pharmaceuticals Limited	India	100.00
Solus Pharmaceuticals Limited	India	100.00
Gufic Pharma Limited	India	98.00
Vidyut Investments Limited	India	100.00
Vidyut Travel Services Limited	India	100.00
Ranbaxy Do Brasil Ltda.	Brazil	100.00
Ranbaxy Egypt (L.L.C.)	Egypt	100.00
Rexcel Egypt (L.L.C.)	Egypt	100.00
Basics GmbH	Germany	100.00
Ranbaxy (Hong Kong) Limited	Hong Kong	100.00
Ranbaxy Ireland Limited	Ireland	100.00
Ranbaxy Mauritius Limited	Mauritius	100.00
Ranbaxy (Netherlands) B.V.	The Netherlands	100.00
Ranbaxy Pharmaceuticals B.V.	The Netherlands	100.00
Ranbaxy N.A.N.V.	Netherlands Antillies	100.00
Ranbaxy Panama, S.A.	Panama	100.00
Ranbaxy Poland Sp. Zoo.	Poland	100.00
Ranbaxy (S.A.) Proprietary Limited	South Africa	100.00
Ranbaxy (U.K.) Limited	U.K.	100.00
Ranbaxy Europe Limited	U.K.	100.00
Ranbaxy Holdings (U.K.) Limited	U.K.	100.00
Ranbaxy Pharmaceuticals Inc.	U.S.A.	100.00

(All amounts in Indian Rupees in Millions, unless specified otherwise)

2. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Name of the entity	Country of incorporation	Effective group Shareholding (%)
Ohm Laboratories Inc.	U.S.A.	100.00
Ranlab Inc.	U.S.A.	100.00
Ranpharm Inc.	U.S.A.	100.00
Ranchem Inc.	U.S.A.	100.00
Ranbaxy Signature (L.L.C.)	U.S.A	67.50
Ranbaxy Vietnam Company Limited	Vietnam	100.00
Ranbaxy France SAS	France	100.00
Unichem Distributors (Limited partnership)	Thailand	99.98
Unichem Pharmaceuticals Limited	Thailand	92.83
Bounty Holdings Company Limited	Thailand	86.32
Ranbaxy Unichem Company Limited	Thailand	73.28
Ranbaxy Nigeria Limited	Nigeria	84.89
Ranbaxy(Guangzhou China) Limited	China	78.67
Ranbaxy PRP (Peru) S.A.C.	Peru	75.00
Ranbaxy (Malaysia) Sdn. Bhd.	Malaysia	56.25
Ranbaxy Farmaceutica Ltda.	Brazil	55.00

e) **Cash, cash equivalents and restricted cash**

All liquid investments with remaining maturities, at the date of purchase or investment, of three months or less are considered as cash equivalents.

Restricted cash represents fixed deposits that have been pledged with banks and will mature within one year from the year end.

f) **Accounts receivable**

The Company provides allowance for doubtful accounts equal to the estimated uncollectable amounts in the aggregate, based on present and prospective financial condition of customers and aging of accounts receivable after considering historical experience and current economic environment.

g) **Inventories**

Inventories are stated at the lower of cost or realizable value. Cost is determined using the weighted average and first-in-first-out methods for raw materials, packaging materials and stores & spares. Cost includes the purchase price and attributable direct costs less trade discounts. Cost of work-in-process and finished goods includes material costs, wages and manufacturing overheads.

Write-down of inventories to the lower of cost or realizable value at the close of the fiscal period creates a new basis of cost. Such write-downs are included in the cost of goods sold.

Write-downs for potentially obsolete or slow moving inventories are made on the basis of assessment by Management after due consideration of all relevant factors.

h) **Investment securities**

Investment securities, in which the Company controls less than 20% voting power, are classified as "available-for-sale securities". Investment securities designated as "available-for-sale" that are readily marketable, are carried at their fair value, based on quoted market prices. Non-readily marketable equity securities for which there are no readily determinable fair values are stated at cost less permanent impairments.

Unrealized gains and losses, net of related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains or losses on sale of securities are computed with reference to their weighted average cost. Realized gains, losses and decline in value on non-readily marketable available-for-sale securities that are judged to be other than temporary, are included in the statement of income. Interest and dividend income is recognized when earned.

i) **Property, plant and equipment**

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated under the straight-line method over estimated useful life of assets. Assets under capital leases and leasehold improvements are depreciated over lower of estimated useful life or term of the lease.

Expenditure on additions and improvements are capitalized. Cost incurred for repairs and maintenance is expensed when incurred. Advances paid for acquisition of property, plant and equipment and outstanding at the balance sheet date and cost of property, plant and equipment not put to use before such date are included in "capital work-in-progress".

Cost and accumulated depreciation of assets sold, retired or otherwise disposed off are taken out and the resultant gain or loss is credited or charged to the statement of income.

Estimated useful lives of assets for purposes of computing depreciation have been determined by the Management as follows:

	Number of years
Buildings	30-50
Plant, machinery and equipment	5-15
Furniture and fixtures	5-10
Office equipment	3-10
Vehicles	5
Aircraft	10

RANBAXY LABORATORIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(All amounts in Indian Rupees in Millions, unless specified otherwise)

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

j) **Goodwill and other intangible assets**

Goodwill represents the excess of purchase consideration over fair value of assets (including identifiable intangibles) acquired and liabilities assumed, on the date of acquisition.

Goodwill, license agreements, and purchased trademarks are capitalized at cost. Intangible assets with determinable useful life (other than goodwill) are amortized on a straight-line basis over their estimated useful life, statutory life or term of agreement, whichever is shortest.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to use the purchase method of accounting. The pooling-of-interests method of accounting has been prohibited except for transactions initiated before July 1, 2001.

SFAS No. 142 has been adopted and amortization of goodwill discontinued as of January 1, 2002. The Management has performed impairment tests for goodwill and other intangible assets with undeterminable lives. Fair values of goodwill have been estimated using a combination of expected present values of future cash flows and assessment of comparable market values. Based upon such evaluation, there has been no impairment of such assets during the year, as assessed by the Management.

k) **Stock-based compensation**

The Company measures compensation expense for stock options granted to management employees using the intrinsic value based method of accounting prescribed by Accounting Principle Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Under APB Opinion No. 25, compensation expense is recognized over the vesting period based on the difference, if any, between the market value of the stock of the Company on the date of grant of the stock option and the amount to be paid by the employee for exercising the option. SFAS No. 123, "Accounting for Stock Based Compensation", has established accounting and disclosure requirements using a fair value based method of accounting for stock based employee compensation plans. As permitted by SFAS No.123, the Company has elected to continue to employ the intrinsic value based method of accounting and has followed the disclosure requirements of SFAS No. 123.

l) **Derivative financial instruments**

SFAS No. 133, "Accounting for derivative instruments and hedging activities" has been followed. Forward foreign exchange contracts are entered into with banks to mitigate risk of changes in foreign exchange rates on accounts receivable or payable. Such contracts outstanding at the year end are recorded at fair value and accordingly recognized in earnings, if they do not meet the definition of a hedge transaction.

m) **Impairment of long-lived assets**

Recoverability of long-lived assets is evaluated whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability of assets held and used is measured by comparing their carrying value with the future undiscounted net cash flows that the assets may be expected to generate. The impairment, if any, is measured by the amount by which their carrying value exceeds their fair value. Assets to be disposed off are reported at lower of their carrying or fair value less cost of disposal.

n) **Revenue recognition**

Revenue is recognized when significant risks and rewards in respect of ownership of products are transferred to customers, generally, stockists, wholesale dealers, retail chains, etc. or manufacturers of dosage forms. Revenue from product sales includes excise duty, where applicable, and is shown net of sales taxes and applicable discounts and allowances.

Non-refundable milestone receipts are recognized as revenue when earned, in accordance with the terms of the governing agreements and where the Company has no future obligation or continuing involvement related to such receipts.

o) **Shipping cost**

Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses.

p) **Research and development**

Research and development costs are expensed when incurred. Capital expenditure incurred for acquisition or construction of equipment and facilities for research and development and having alternative future uses is capitalized as property, plant and equipment.

Expenditure for obtaining regulatory approvals and registration of products for overseas markets is charged to revenue when incurred.

q) **Income taxes**

Deferred taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between carrying value of existing assets and liabilities in the financial statements and their corresponding values per tax regulations. Deferred tax assets and liabilities are determined using enacted tax rates as on the date of the financial statements. Effects on deferred tax assets and liabilities of changes in tax rates are recognized in the statement of income in the period of change. Based on assessment by the Management, deferred tax assets are reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not, that some portion or all of such benefits may not be realized.

r) **Dividends**

Dividends on common stock are recorded as a liability when approved by stockholders.

(All amounts in Indian Rupees in Millions, unless specified otherwise)

2. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

s) **Advertising costs**

Expenditure on advertising is expensed when incurred.

t) **Earnings per share**

In accordance with SFAS No. 128, "Earning per Share", basic earning per share is computed using the weighted average number of common shares outstanding during the period. Diluted earning per share is computed using the weighted average number of common and diluted common equivalent shares outstanding during the period.

u) **Recent accounting pronouncements**

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. Accordingly, entities are required to record fair value of a liability for an asset retirement obligation in the period in which it is incurred. This statement is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143 is not expected to have a material effect on the financial statements of the Company.

In April 2002, the FASB adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt made to Satisfy Sinking-Fund Requirements". This Statement amends SFAS No. 13, "Accounting for Leases", to eliminate certain inconsistencies and also amends other existing authoritative pronouncements to make various technical corrections and clarify meanings. SFAS No. 145 is effective beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which is effective for transactions occurring subsequent to May 15, 2002. The Management is currently evaluating the effect, if any, that implementation of this statement may have on the financial statements of the Company.

In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between this Statement and Issue No. 94-3 relates to its requirements for recognition of a liability for cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under Issue No. 94-3, liability for an exit cost as defined in Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement apply to exit or disposal activities that are initiated after December 31, 2002. The Management is currently evaluating the effect, if any, that implementation of this statement may have on the financial statements of the Company.

In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002, but has certain disclosure requirements effective for financial statements of interim or annual periods ending after December 15, 2002. Adoption of disclosure requirements of FIN 45 are not expected to have material effect on the financial statements of the Company, and hence such disclosures have not been made.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus opinion on EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables." The consensus provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting, if certain criteria are met. Consideration for the arrangement should be allocated to the separate units of accounting based on their relative fair values, with different provisions if the fair values of all deliverables are not known or if such values are contingent on delivery of specified items or performance conditions. Applicable revenue recognition criteria should be considered separately for each separate unit of accounting. EITF No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Entities may elect to report the change as a cumulative effect adjustment in accordance with APB Opinion No. 20, "Accounting Changes". Neither the effect of adoption of EITF No. 00-21 on the financial statements nor the method of adoption have been determined yet.

In December 2002, FASB issued Statement 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure": an amendment of FASB Statement 123 (SFAS 123), to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting. This statement is effective for financial statements for fiscal years ending after December 15, 2002. The Company does not plan a change to the fair value based method of accounting for stock based employee compensation and has adopted the disclosure requirements of SFAS 148 in the accompanying financial statements.

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements", for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Management is in the process of determining what effect, if any, the adoption of provisions of FIN 46 may have on the financial statements of the Company.

RANBAXY LABORATORIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(All amounts in Indian Rupees in Millions, unless specified otherwise)

3. **BUSINESS COMBINATIONS**

On September 3, 2002, Ranbaxy (Netherlands) B.V., a 100% subsidiary of RLL, acquired a 28.25% equity stake in Ranbaxy (Malaysia) Sdn. Bhd. ("RMSB"), a company incorporated in Malaysia and engaged in manufacturing and marketing of pharmaceutical products for oral use comprising liquid formulations, tablets, capsules and granules for suspension. Prior to this acquisition, RLL held a direct equity stake of 44.85% in RMSB. Consequently, the equity stake of the Company in RMSB increased by 11.40% to an aggregate of 56.25%. The total purchase price of Rs. 28.65 million was settled through a Special Issue of 2,257,617 new ordinary shares of Malaysian Ringgit 1 per share.

The estimated fair values assigned to the net assets of RMSB on the date of acquisition are as follows:

	2002
Accounts receivables, net of allowances	82.80
Inventories	137.24
Property, plant & equipment	49.41
Other assets	59.43
Less: Current liabilities	(160.32)
Long term liabilities	(7.77)
Net assets acquired	**160.79**

This acquisition has been accounted for by the purchase method. The excess of fair value over the purchase consideration was Rs. 6.76 million, which was allocated as pro-rata reduction to the amounts assigned to the acquired assets.

RMSB's results have been restated to conform to the accounting policies of the Company. All material intercompany transactions have been eliminated.

4. **CASH AND CASH EQUIVALENTS**

Cash and cash equivalents comprise the following:

Cash at bank	1,052.86
Remittances in transit	324.07
Cash and checks in hand	74.27
Cash equivalents	0.46
Total	**1,451.66**

5. **ACCOUNTS RECEIVABLE**

Trade accounts receivable as of December 31, 2002, net of allowance for doubtful accounts of Rs. 873.97 million, amounted to Rs. 7,973.10 million.

6. **INVENTORIES**

Inventories comprise the following:

Finished goods	4,792.55
Raw materials	2,729.39
Work-in-process	924.43
Packaging materials	507.43
Stores and spares	67.01
Total	**9,020.81**

7. **OTHER CURRENT ASSETS**

Other current assets comprise the following:

Tax advances and tax deducted at source	1,022.45
Export incentives	871.95
Balances with statutory authorities	520.31
Deposits	315.98
Trade advances	182.00
Derivative instruments	141.77
Loans and advances	117.38
Prepaid expenses	105.07
Miscellaneous	178.01
Less: Allowance for doubtful accounts	(289.32)
Total	**3,165.60**

Allowances for doubtful accounts are maintained on trade advances and loans and advances, on the basis of financial condition of vendors, employees and other parties, after considering historical experience, attrition levels and other current economic factors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(All amounts in Indian Rupees in Millions, unless specified otherwise)

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	2002
Land	217.31
Buildings	1,811.79
Plant, machinery and equipment	7,102.13
Furniture and fixtures	304.05
Office equipment	1,208.64
Vehicles	210.66
Aircraft	17.24
Capital lease assets	18.86
Capital work-in-progress	*189.84*
Less: Accumulated depreciation	(6,142.77)
Total	**4,937.75**

Capital lease assets are stated at the present value of the minimum lease payments. The related accumulated depreciation at year-end was Rs. 5.25 million and depreciation expense for the year was Rs. 3.82 million.

The depreciation expense relating to property, plant and equipment for the year was Rs. 839.82 million.

9. GOODWILL AND INTANGIBLES

Intangibles comprise goodwill (Rs. 1,156.68 million), trademarks (Rs. 1,736.18 million), non-compete agreements (Rs. 271.40 million), *technical know-how (Rs. 80.30 million) and other intangible assets (Rs. 40.82 million). These have been stated net of accumulated* amortization (Rs. 795.40 million) in the financial statements. Amortization of intangibles excluding goodwill during the year was Rs. 126.78 million. The effect of not amortizing goodwill during the year was a reduction of amortization expense by Rs. 55.90 million.

The components of intangible assets include the following:

a) **Goodwill on acquisition of OHM Laboratories, Inc.**

In September 1995, Ranbaxy Pharmaceuticals Inc. ("RPI"), through its wholly owned subsidiary Ranlab Inc., acquired all outstanding shares of common stock of Ohm Laboratories Inc., a company incorporated in U.S.A, from all stockholders of record on that date. The purchase price of Rs. 604.90 million included acquisition costs of Rs. 5.28 million. The acquisition was accounted for as a purchase, and goodwill amounting to Rs. 421.51 was recorded upon acquisition, being the excess of the purchase price over the aggregate of the fair market value of the assets acquired and the liabilities assumed. Goodwill is not being amortized but will be subjected to periodic impairment testing (see note 2(j)).

b) **Goodwill on acquisition of Ranbaxy Ireland Limited**

In January 1996, Ranbaxy (Netherlands) B.V. ("RNBV") acquired all outstanding shares of common stock of Ranbaxy Ireland Limited (formerly Rima Pharmaceuticals Limited), a company incorporated in Ireland, from all stockholders of record. The acquisition was accounted for as a purchase, and goodwill amounting to Rs. 265.16 million was recorded upon acquisition, being the excess of the purchase price of Rs. 174.47 million over the fair market value of the assets acquired and the liabilities assumed. Goodwill is not being amortized but will be subjected to periodic impairment testing (see note 2(j)).

c) **Goodwill on acquisition of Ranbaxy Farmaceutica Ltda**

During 2000, RNBV acquired 55% outstanding quotas of Ranbaxy Farmaceutica Ltda. (formerly Ranbaxy S.P. Medicamentos Ltda.), a company incorporated in Brazil, from the stockholders of record on that date. The acquisition was accounted for as a purchase, and goodwill amounting to Rs. 19.33 million was recorded upon acquisition, being the excess of the purchase price of Rs. 37.70 million over the aggregate of the fair market value of the assets acquired and the liabilities assumed. Goodwill is not being amortized but will be subjected to periodic impairment testing (see note 2(j)).

d) **Intangibles on acquiring product assets**

In March 2000, RPI acquired all manufacturing, packaging and proprietary rights, including all trademarks, registrations, marketing data, and customer lists of a product from a pharmaceutical manufacturer in U.S.A. In consideration thereof, RPI paid approximately Rs. 311.80 million in cash and a note payable for Rs. 59.96 million. The assets acquired are being amortized over five years.

e) **Intangibles on acquisition of "Basics" - a division of Bayer Vital GmbH & Co. KG**

With a view to gain entry to the generics market in Germany, RNBV, through its wholly-owned subsidiary Basics GmbH (formerly Pegasus Sextus Vermogensverwaltung GmbH), purchased all of the rights, title and interest in and to the assets relating to the Basics division ("Basics") of Bayer Vital GmbH & Co. KG, a company incorporated in Germany. The purchase consideration of approximately Rs. 340.59 million was paid in accordance with terms of an asset sale and purchase agreement executed in April 2000. The purchase consideration included approximately Rs. 110.33 million towards trademarks, registrations and products in Basics. These are being amortized over a period of five years. Also included in the purchase consideration is goodwill for an amount approximating Rs. 230.26 million. Goodwill is not being amortized but will be subjected to periodic impairment testing (see note 2(j)).

An additional sum of approximately Rs. 86.35 million was paid for inventory acquired from Basics. In August 2001, Basics GmbH started delivering pharmaceutical goods to wholesale merchants in Germany.

f) **Goodwill on acquisition of HMS Sales & Marketing Inc.**

In July 2000, RPI acquired the assets of a sales and marketing business - HMS Sales & Marketing Inc., a company incorporated in the U.S.A., for a purchase consideration of Rs. 41.97 million. The acquisition was accounted for as a purchase. Goodwill and other intangible assets of Rs. 22.79 million were recorded at the acquisition date. The acquisition was financed by debt from the seller. Goodwill is not being amortized but will be subjected to periodic impairment testing (see note 2(j)).

RANBAXY LABORATORIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in Indian Rupees in Millions, unless specified otherwise)

9. GOODWILL AND INTANGIBLES *(continued)*

g) *Goodwill on acquisition of Ranbaxy-PRP (Peru) S.A.C.*

In August 2001, RNBV acquired 75% outstanding shares of common stock of Ranbaxy PRP (Peru) S.A.C., a company incorporated in Peru, for a purchase consideration of Rs. 3.60 million. The acquisition was accounted for as a purchase, and goodwill amounting to Rs. 3.21 million was recorded upon acquisition, being the excess of the purchase price over the aggregate of the fair market value of the assets acquired and the liabilities assumed. Goodwill is not being amortized but will be subjected to periodic impairment testing (see note 2(j)).

h) Intangibles acquired from Gufic Pharma Limited

In October 2001, RLL entered into an agreement to acquire 100% equity stake in Gufic Pharma Ltd ("Gufic"), a company owning trademarks for pharmaceutical products for oral use, liquid formulations, tablets, capsules, granules for suspension and creams.

RLL paid Rs. 546 million for this acquisition, which has been accounted for as Intangibles being the fair value of the trademarks acquired on the date of acquisition. The asset acquired does not have a finite life and is not being amortized but will be subjected to periodic impairment testing.

RLL disposed off 2% of its holding in Gufic during the year.

i) Intangibles acquired from Procter & Gamble

In June 2002, RLL acquired the Veratide brand from Proctor & Gamble Pharmaceuticals GmbH, Germany, with all manufacturing, packaging and proprietary rights, including all trademarks, registrations, marketing data, and customer lists of the underlying products. In consideration thereof, RLL paid approximately Rs. 254 million. The intangible assets acquired do not have finite lives. These are not being amortized but will be subjected to periodic impairment testing.

j) Intangibles acquired from Synaptic

In June 2002, RLL acquired non-exclusive license of certain patent rights from Synaptic Pharmaceutical Corporation, U.S.A.. RLL is licensed on a worldwide basis to make use of such rights and further to sub-license such rights, subject to terms of the grant of such license. In consideration thereof, RLL paid approximately Rs. 84 million towards license fee. Subsequent milestone and royalty payments are to be made as per terms of the license agreement. The asset acquired does not have a finite life and is not being amortized but will be subjected to periodic impairment testing.

k) Intangibles on acquiring assets from Signature Pharmaceuticals, Inc. and American Generics, Inc.

In July 2002, RPI entered into an asset acquisition agreement with Signature Pharmaceuticals, Inc. and American Generics, Inc. for approximately Rs. 177.49 million consisting of cash of approximately Rs. 129.52 million and the assumption of a Rs. 47.97 million note payable. The acquisition was accounted as an asset purchase. The fair market value of the assets acquired was approximately Rs. 100.74 million and accordingly RPI recorded goodwill of approximately Rs. 76.75 million, relating to the excess of the purchase price over the fair market value of the assets acquired. Goodwill is not being amortized but will be subjected to periodic impairment testing (see note 2(j)).

10. INVESTMENTS AVAILABLE FOR SALE

Investments available for sale amounting to Rs. 270.35 million comprise the following:

a) Readily marketable equity securities:

	2002
Cost of the investments	216.69
Gross unrealized holding loss in accumulated other comprehensive income	(113.31)
Carrying value	**103.38**

b) Readily marketable debt securities:

Cost of the investments	5.90
Gross unrealized holding loss in accumulated other comprehensive income	(1.82)
Carrying value	**4.08**

c) Non-readily marketable equity securities:

Cost of the investments	162.89
Impairment of value	-
Carrying value	**162.89**

11. Other non-current assets

Other non-current assets comprise the following:

Prepaid expenses	299.51
Loans and advances	130.38
Deposits	250.77
Others	29.38
Total	**710.04**

(All amounts in Indian Rupees in Millions, unless specified otherwise)

12. BORROWINGS

a) Short-term debt (including current portion of long-term debt)

Short-term debt comprises the following:

	2002
Working capital and short term loans from banks	2,392.19
Short term loans from others	9.48
Current portion of long-term debt	80.22
Total	**2,481.89**

The Company has availed loans to finance their working capital requirements. The interest repayment schedule varies for each loan as per fixation of London Inter-bank Transfer Rate ("LIBOR") or other benchmark rates like Euro Inter-bank Offer Rate ("EURIBOR"). The LIBOR and EURIBOR rates at the fiscal 2002 year-end were 1.38% p.a and 2.86% p.a. respectively. Ranbaxy Farmaceutica Ltda. has availed loans from banks at interest rates, which are benchmarked to Brazil's Certified Inter-bank Deposit Rate ("CDI").

Working capital and short term loans from banks comprise the following:

Name of the entity	Name of bank		Rate of interest per annum	Nature of security
Working capital loans				
Ranbaxy Laboratories Limited "(RLL)"	Standard Chartered Bank	6.32	12.50%	Stocks, book debts and movable properties of RLL.
Ranbaxy Fine Chemicals Limited "(RFCL)"	ICICI Bank	2.36	12.50%	Stocks, book debts, receivables and movable properties of RFCL.
Ranbaxy (Malaysia) Sdn. Bhd. "(RMSB)"	Hongkong Bank and Deutsche Bank	63.06	8-8.50%	Letter of comfort from RLL and a fixed and floating charge on RMSB's leasehold land and building.
Ranbaxy (Netherlands) B.V. "(RNBV)"	Credit Lyonnias	239.85	LIBOR+0.50%	Guarantee and letter of comfort from RLL in equal proportion.
	ABN Amro Bank	287.82	LIBOR+0.50%	Letter of comfort from RLL.
	ABN Amro Bank	69.23	EURIBOR+0.50%	Letter of comfort from RLL.
	Canara Bank	143.91	LIBOR+1.10%	Guarantee and letter of comfort from RLL in equal proportion.
	Citibank	95.94	LIBOR+1%	Letter of comfort from RLL.
Ranbaxy PRP (Peru) S.A.C.	Citibank	24.08	LIBOR+0.75%	Letter of comfort from RLL.
Ranbaxy Ireland Limited	ABN Amro Bank	4.09	LIBOR+0.50%	Guarantee from RNBV and letter of comfort from RLL.
Working capital loans		**936.66**		
Short term loans				
Ranbaxy Vietnam Company Limited	Credit Lyonnais	36.85	0.70% over lender's cost of funds	Guarantee from RNBV and letter of comfort from RLL.
Ranbaxy Egypt (L.L.C.) ("REL")	Credit Lyonnais	58.05	7.50-12.30%	Guarantee from RNBV, book debts of REL and letter of comfort from RLL.
Ranbaxy Farmaceutica Ltda.	Banco ABN AMRO Real	121.71	CDI+2%	Guarantee from RNBV and letter of comfort from RLL.
	Bank Boston Banco Muliplo	117.79	CDI+2%	Letter of comfort from RLL.
	HSBC Bank Brasil-Banco Multiplo	76.11	CDI+1.65%	Guarantee from RNBV and letter of comfort from RLL.
Ranbaxy (Guangzhou China) Limited	ICBC Guangzhou, China	199.88	4.54%	Guarantee from RLL.
Ranbaxy (U.K.) Limited (RUKL)	Canara Bank	231.63	LIBOR+1.10%	Stocks, book debts and floating assets of RUKL and letter of comfort from RLL.
Basics GmbH	Citibank	302.11	EURIBOR+1%	Letter of comfort from RLL.

RANBAXY LABORATORIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(All amounts in Indian Rupees in Millions, unless specified otherwise)

12. BORROWINGS *(continued)*

Name of the entity	Name of bank		Rate of interest per annum	Nature of security
Ranbaxy (Netherlands) B.V.	Canara Bank	6.61	LIBOR+1.10%	Guarantee and letter of comfort from RLL in equal proportion.
	Credit Lyonnais	4.25	LIBOR+0.50%	Guarantee and letter of comfort from RLL in equal proportion.
Ranbaxy PRP (Peru) S.A.C.	Citibank	0.63	LIBOR+0.75%	Letter of comfort from RLL.
Ranbaxy Ireland Ltd.	ABN Amro Bank	100.70	LIBOR+0.50%	Guarantee from RNBV and letter of comfort from RLL.
Ranbaxy Nigeria Ltd. (RNL)	Diamond Bank, Indo Nigerian-Merchant Bank & Afri Bank	61.24	1% below prime lending rate	General charge on RNL's assets and letter of comfort from RLL.
Ranbaxy Unichem Company, Ltd.	Hongkong Bank, Citibank & Bharat Overseas Bank	93.36	1-2% over minimum lending rate	Letter of comfort from RLL.
Ranbaxy (S.A.) (Proprietary) Ltd.	ABN AMRO Bank	44.61	16-17%	Guarantee from RNBV and letter of comfort from RLL.
Short term loans		1,455.53		
Working capital and short term loans from banks		2,392.19		

b) **Long-term debt**

Long-term debt comprises the following:

	2002
Term loans from banks and financial institutions	1,132.94
Capital lease obligation for capital leases	16.09
Unsecured loans	416.79
Less: current portion of long term debt	(80.22)
Total	**1,485.60**

Term loans from banks and financial institutions comprise:

Name of the entity	Name of bank/institution		Rate of interest per annum	Nature of security and repayment terms
Secured loans:				
Ranbaxy Pharmaceuticals Inc.	PNC Bank	899.44	3.70%	Book debts, inventories and equipments and repayable in January 2004.
	PNC Bank	43.76	3.34%	Book debts, inventories and equipments and repayable in monthly instalments until August 2011.
	PNC Bank	17.97	3.07%	Tax exempt bonds, book debts, inventories and equipments and repayable in monthly instalments until August 2003.
	PNC Bank	23.51	3.17%	Book debts, inventories and equipments and repayable in quarterly instalments until April 2005.
	PNC Bank	22.38	3.17%	Book debts, inventories and equipments and repayable in quarterly instalments until June 2007.
Ranbaxy Ireland Limited	Bank of America	125.88	EURIBOR+0.95%	Letter of comfort of RLL and repayable on March 27, 2004.
Term loans from banks and financial institutions		1,132.94		

(All amounts in Indian Rupees in Millions, unless specified otherwise)

12. BORROWINGS *(continued)*

Unsecured Loans:

Name of the entity	Name of lender/Nature of debt		Rate of interest per annum	Repayment terms
Ranbaxy Pharmaceuticals Inc.	Notes payable	42.31	6%	Equal quarterly instalments until January 2006.
Ranbaxy Pharmaceuticals Inc.	Bank of America	311.81	3.56%	In April 2005.
Ranbaxy Laboratories Limited	Deferred Sales Tax Credit	26.31	Interest free	
Ranbaxy Laboratories Limited	Public Deposits	26.34	9-12%	On various dates until 2005.
Ranbaxy Laboratories Limited	Technology Development Board, Government of India	7.72	6%	In two instalments of Rs 3.86 million each on February 28, 2003 & February 29, 2004.
Ranbaxy Laboratories Limited	Technology Development Board, Government of India	2.3	6%	On December 31, 2003.
Unsecured loans		**416.79**		

Maturity profile of the outstanding long-term debt is as follows:	
Maturing in the year ending December 31	
2003	80.22
2004	1074.58
2005	349.49
2006	24.63
2007	18.08
Thereafter	18.82
Total	**1,565.82**

13. ACCOUNTS PAYABLE

Accounts payable comprise trade creditors for goods and services.

14. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities comprise the following:

	2002
Deposits and other liabilities	285.05
Accrued expenses	194.67
Unearned income	31.18
Total	**510.90**

15. STOCKHOLDERS' EQUITY

a) **Common stock**

The common stock (only one class) of RLL comprises equity shares. For any and all matters requiring approval of stockholders at any general meeting, stockholders have one vote in respect of each equity share.

b) **Bonus issue**

On October 11, 2002, the Company issued Bonus shares in the ratio of "three for five" to stockholders of record on October 4, 2002.

16. EMPLOYEE STOCK OPTION PLAN

The Company has an Employees Stock Option Scheme (ESOP), which provides for grant of stock options in RLL to eligible management employees of RLL and its subsidiaries.

The ESOP is administered by the Management Committee of the Board ("the Committee"). The criteria for granting options is essentially on the basis of performance and the managerial grade of the employee. Some options can be distributed, at the discretion of the Committee, to select employees on the basis of seniority, importance and potential of the employee and criticality of the position. The ESOP does not presently permit grant of options to any employee to exceed 25,000 in a year. Exercise price of options is the average of the daily closing prices of equity shares of RLL at the National Stock Exchange of India, during a period of twenty-six weeks preceding the date(s) of grant of options.

Up to December 31, 2002, the Committee has granted options for performance years 1999, 2000 and 2001, which are summarized as follows:

Date of grant	Number of options granted	Exercise price (Rs. per share)	Market price as on date of grant (Rs. per share)
January 12, 2001	217,270	673.00	648.30
December 3, 2001	332,250	595.00	738.95
April 1, 2002	470,450	745.00	898.95

The options specified above are entitled for additional shares on exercise of options keeping in view issue of Bonus shares in the ratio of "three for five" on October 11, 2002.

RANBAXY LABORATORIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(All amounts in Indian Rupees in Millions, unless specified otherwise)

16. EMPLOYEE STOCK OPTION PLAN *(continued)*

The Company has elected to account for the options granted to employees in accordance with the provisions of APB No. 25 and its related interpretations. As the price at which the options were granted to employees differs from market price of the stock on date of grant, the Company has recognized stock compensation expense for the difference between such market price of Company's stock and the exercise price. During the year, 59,838 options out of the above were forfeited and expired and deferred stock compensation obligation of Rs. 19.2 million (net of reversal on account of forfeiture) was recognized and expensed.

Account of the employee stock options during the year in aggregate terms is as follows:

	Number of shares	Weighted average exercise price
Options outstanding at January 1, 2002	540,285	625.80
Granted	470,450	745.00
Exercised	12,084	638.09
Forfeited	59,447	672.18
Expired	391	595.00
Options outstanding at December 31, 2002	938,813	682.47

The following tables summarize information about stock options outstanding and exercisable at December 31, 2002:

Stock options outstanding

Exercise price (Rs. per share)	Number of options outstanding	Weighted average remaining contractual life in years	Weighted average exercise price (Rs. per share)
673.00	187,047	8.04	673.00
595.00	304,181	8.93	595.00
745.00	447,585	9.26	745.00
	938,813		

Stock options exercisable

Exercise price (Rs. per share)	Number of options exercisable	Weighted average exercise price (Rs. per share)
673.00	39,978	673.00
595.00	61,540	595.00
745.00	7,690	–
	109,208	

Net earnings:

As reported	6,725.73
Less: Effect of using stock based compensation expense determined under fair value method for all awards, net of related tax effect	(47.25)
Pro forma	6,678.48

Basic earnings per share:	Rs.
As reported	36.27
Pro forma	36.01
Diluted earnings per share:	
As reported	36.21
Pro forma	35.95

The weighted-average estimated fair value of stock options granted during 2002 was Rs. 96.22 per share, determined using the Black-Scholes option-pricing model, which values options based on the stock price at the date of grant, expected life of the options, estimated volatility of the stock, expected dividend payments and risk-free interest rate over expected life of the options. The main assumptions used in the Black-Scholes option-pricing model were as follows:

Risk-free interest rate	6%
Expected volatility of common stock	38%
Dividend yield	2.3%
Expected life of options from the date(s) of grant	10 years

The Black-Scholes option-pricing model was developed for estimating fair value of traded options that have no vesting restrictions and are fully transferable. Since options pricing models require use of subjective assumptions, changes therein can materially affect fair value of the options. The options pricing models do not necessarily provide a reliable measure of fair value of the options. The options issued by RLL do not have the characteristics of traded options.

17. STRATEGIC AGREEMENT TERMINATION

Ranbaxy Pharmaceuticals Inc. and RLL received settlement payments aggregating approximately Rs. 734.26 million relating to termination of certain strategic alliance agreements with a third party during the year and recorded the same as operating revenue.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(All amounts in Indian Rupees in Millions, unless specified otherwise)

18. OTHER INCOME

Other income comprises interest income on investments, loans and deposits with banks, exchange rate differences on transactions and translations, profit on sale of investments and assets, dividends received, rent received and miscellaneous income.

19. RELATED PARTY TRANSACTIONS

RLL has entered into the following material transactions with related parties:

a) The relationship with Vorin Laboratories Limited ("Vorin"), a step down subsidiary, ceased to be that of parent and subsidiary on December 6, 2002 and consequently Vorin became an associate. Further, under the Scheme of Amalgamation of Vorin with Matrix Laboratories Limited ("Matrix") with effect from the appointed date i.e. April 1, 2002, as approved by the appropriate High Courts, the shareholding of RLL in Matrix post merger would be below 20% and, therefore, the financial statements of Vorin have not been consolidated.

b) Transactions with equity partners of subsidiaries, which include H.B. Farma Laboratories (a company incorporated in Brazil and holding 2% equity stake in Ranbaxy Farmaceutica Ltda.) and Puerto Rico Pharmaceutical Inc. (a company incorporated in Peru and holding 25% equity stake in Ranbaxy PRP (Peru) S.A.C.) for purchase of active pharmaceutical ingredients and dosage forms, and for services.

The following is a summary of material related party transactions during the year:

Purchases from	2002
Vorin	348.22
Equity partners of subsidiaries	2.92
Sales to	
Vorin	64.33
Services rendered/other receipts	
Vorin	0.90
Interest received from	
Vorin	5.26
Other income from	
Vorin	0.69
Equity partners of subsidiaries	0.53
Other expenses paid to	
Equity partners of subsidiaries	0.38
Related party balances at year-end comprise the following:	
Amounts due from	
Vorin	4.41
Equity partners of subsidiaries	2.71
Amounts due to	
Vorin	97.31
Equity partners of subsidiaries	10.31

RLL has provided guarantees to banks for Rs. 400 million by way of security for credit facilities for working capital to Vorin. Such guarantees, outstanding as of December 31, 2002, have been released in 2003.

20. INCOME TAXES

Provision for income taxes for fiscal 2002 is as follows:

	2002
Current tax expense	
Domestic taxes	774.12
Foreign taxes	983.86
Deferred tax expense (benefit)	
Domestic taxes	115.14
Foreign taxes	(66.24)
Total	**1,806.88**

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that create such differences is as follows:

Deferred tax assets- Current	2002
Accounts receivable, net of allowances	287.02
Provisions for inventory obsolescence and other write-downs	13.28
Deferred revenue expenditure charged to statement of income for the year	1.40
Other current assets	104.63
Accrued expenses and other current liabilities	57.56
Capital lease obligations	0.74
Exchange loss on accounts payables	9.24
	473.87

RANBAXY LABORATORIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(All amounts in Indian Rupees in Millions, unless specified otherwise)

20. INCOME TAXES *(continued)*

Deferred tax assets - Non current	2002
Investment	23.93
Capital lease obligations	1.80
Net operating loss	73.09
Other non current assets	0.02
Other non current liabilities	6.55
	105.39
Total	**579.26**
Deferred tax liabilities - Non current	
Property, plant and equipment	(407.45)
Intangibles	(9.87)
	(417.32)
Total	**161.94**

In assessing the realizability of deferred tax assets, the Management considers whether it is more likely than not, that some portion or all of the deferred tax assets will be realized. The realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which the temporary differences become deductible. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carry forward period are reduced.

Net operating losses relating to Ranbaxy (Guangzhou China) Limited and subsidiaries of RNBV amounted to Rs. 73.09 million and are eligible to be carried forward beyond five years. The applicable local tax laws allow such losses to be carried forward as long as the entities continue their business.

21. EMPLOYEE POST-RETIREMENT BENEFITS

a) Gratuity

RLL and its Indian subsidiaries provide for gratuity under a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees. The Gratuity Plan provides for a lump sum payment to vested employees on retirement, death, incapacitation or termination of employment of amounts that are based on salary and tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation and contributed to the Gratuity Fund Trust ("the Trust"). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise central and state government bonds and debt instruments of government-owned corporations.

The following table sets out the funded status of the Gratuity Plan in respect of certain categories of employees of RLL and its Indian subsidiaries:

	2002
Change in the benefit obligations	
Projected Benefit Obligations ("PBO") at the beginning of the year	114.10
Service cost	12.26
Interest cost	10.27
Actuarial loss	16.25
Benefits paid	(12.74)
PBO at the end of the year	**140.14**
Change in plan assets	
Fair value of plan assets at the beginning of the year	144.03
Actual return on plan assets	15.47
Employer contributions	12.24
Benefits paid	(12.74)
Plan assets at the end of the year	**159.00**
Funded status	18.86
Adjustment of funds available with the Trust	(3.10)
Net benefit recorded	**15.76**
Service cost	12.26
Interest cost	10.27
Expected return on assets	(15.47)
Actuarial loss	16.24
Net gratuity cost	**23.30**

The actuarial assumptions used in accounting for the Gratuity Plan were as follows:

	2002
Discount rate	9%
Rate of increase in compensation levels	5%
Rate of return on plan assets	10%

In respect of certain other employees of RLL and its Indian subsidiaries, the gratuity benefit is provided through annual contributions to a fund managed by Life Insurance Corporation of India ("LIC"). Under this scheme, the settlement obligation remains with the respective employer, although LIC administers the fund and determines the annual contributions to be paid.

(All amounts in Indian Rupees in Millions, unless specified otherwise)

21. EMPLOYEE POST-RETIREMENT BENEFITS *(continued)*

b) Pension Plan

Eligible employees of Ranbaxy Pharmaceuticals Inc ("RPI") participate in a savings plan ("the plan") under Section 401(k) of the Internal Revenue Code ("the Code") in U.S.A.. The plan allows for employees to defer up to 15% of their annual earnings on a pre-tax basis through voluntary contributions to the plan. The plan provides that RPI can make optional contributions up to the maximum allowable under Section 404 of the Code. Employees are vested with 25% of the employer's contribution following one year of service and are fully vested after 3 years of service. RPI contributed approximately Rs. 13.36 million to the pension plan during the year.

c) Deferred compensation plan

RPI also maintains a non-qualified deferred compensation plan for certain executive employees. Each participating employee may elect to defer up to 100% of his or her compensation. The employees' contributions to this plan are invested in certain funds, based on each employee's investment election. The fair market value of such funds is recorded as a long-term asset with a corresponding liability representing future benefits payable to the employees.

d) Superannuating benefit

Certain employees of RLL and its Indian subsidiaries participate in a defined contribution plan. Contributions are made towards a Superannuation Fund maintained by LIC, annually, based on a specified percentage of salary of each covered employee. RLL and its Indian subsidiaries do not have any further obligation to the superannuation plan beyond making such contributions. Upon retirement or separation after completion of service of 5 years, an employee becomes entitled for pension, as determined by LIC, which is paid directly to the concerned employee. RLL contributed approximately Rs. 26.53 million to the superannuation plan during the year.

e) Pension scheme

RLL and its Indian subsidiaries also have a retirement pension scheme, which is linked to superannuation benefits described above. This pension scheme is applicable for all management employees who retire after completion of service of 10 years or are separated after completion of service of 20 years, based on salary and tenure of employment. Such pension amount is reduced by the amount payable by LIC under the superannuation plan and is payable as additional pension. The liability for such additional pension is determined and provided on the basis of actuarial valuation. RLL contributed approximately Rs. 78.14 million to the pension scheme during the year.

f) Provident fund benefits

Eligible employees of RLL and its Indian subsidiaries receive benefits under a provident fund scheme, which is a defined contribution plan. Under this plan, the employee and the employer make monthly contributions on the basis of a specified percentage of employee's salary to Provident Fund Trusts established under the scheme and a Government administered provident fund. RLL and its Indian subsidiaries have no further obligation under the provident fund plan beyond making such monthly contributions. RLL contributed approximately Rs. 57.68 million to the provident fund during the year.

g) Privilege leave encashment

RLL and its Indian subsidiaries permit encashment of privilege leave accumulated by their employees on retirement, separation and during the course of service. The liability for encashment of privilege leave is determined and provided on the basis of actuarial valuation. RLL provided approximately Rs. 25.97 million towards the liability for encashment of privilege leave for the year.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which it is practicable to estimate fair value:

Cash, cash equivalents and restricted cash - The carrying amount approximates fair value because of the short term maturity (up to 3 months) of such instruments.

Accounts receivable - The carrying amount approximates fair value due to their short term nature and historical collectability.

Investments - The fair value of some investments are estimated based on their quoted market prices. For other investments, for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring significant costs.

Accounts payable - The carrying value of accounts payable approximates fair value due to the short term nature of obligations.

Long term debt - The fair value of debt of the Company is estimated based on quoted market prices or current rates offered to the Company for same or similar debt. The carrying value of material long term debt approximates its fair value.

Estimated fair values of the Company's financial instruments are as follows:

	Carrying amount	Fair value
Cash and cash equivalents	1,451.66	1,451.66
Restricted cash	41.87	41.87
Accounts receivable	7,973.10	7,973.10
Investments for which:		
Practicable to estimate fair value	107.46	107.46
Non-practicable to estimate fair value	162.89	162.89
Accounts payable	3,301.03	3,301.03
Long term debt	1,485.60	1,485.60

RANBAXY LABORATORIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(All amounts in Indian Rupees in Millions, unless specified otherwise)

23. PRIOR PERIOD ADJUSTMENTS

The Consolidated Financial Statements as of December 31, 2001 contained errors due to (a) overstatement of export benefits receivable by Rs. 6.53 million, (b) understatement of accounts payables towards advertising and marketing expenses of Rs. 7.11 million and (c) understatement of accrued expenses for employee benefits of Rs. 10.24 million. Retained earnings as of January 1, 2002, have been reduced by Rs. 23.88 million to correct the aggregate effect of the errors, net of their related income tax effect.

24. CONTINGENCIES AND COMMITMENTS

a) Leases

The Company has offices and residential premises with different tenures under operating lease agreements. These agreements can be cancelled at any time by the lessee by giving requisite notice and are renewable on periodic basis on mutually agreed terms between the lessor and the lessee.

Ranbaxy Pharmaceuticals Inc. ("RPI") has taken premises under non-cancelable lease agreements, for which approximate future payment obligations are as follows:

Year ending December 31,	
2003	81.55
2004	81.55
2005	76.75
2006	57.56
2007	19.19
Total	**316.60**

b) **Other contingencies and capital commitments**

The Company is involved in certain claims, tax assessments and litigation arising in the ordinary course of business, primarily related to alleged patent infringement (collectively claims) for products that the Company currently manufactures, sells or distributes or intends to manufacture, sell or distribute. Management believes that these claims taken individually, or together, will not have a material effect on the financial statements of the Company. In certain claims and litigation, RPI is named as a co-defendant, along with others, including RLL.

	2002
Claims not acknowledged as debts	244.06
Guarantees to banks on account of a related party	400.00
Bills purchased/discounted under letters of credit	81.53
Demand for taxes pending disposal of appeal(s)	59.74
Total	**785.33**

Ranbaxy Ireland Limited is committed to purchasing an asset approximating Rs. 4.16 million of which approximately Rs. 3.72 million have already been paid. RLL has committed to spend approximately Rs. 60.75 million under agreements to purchase property and equipment, net of capital advances paid in respect of such purchases.

25. DERIVATIVE FINANCIAL INSTRUMENTS

The Company considers risk of non-performance on the forward foreign exchange contracts by a counter party as non-material. At the year-end, the fair value of forward foreign exchange contracts amounted to approximately Rs. 141.77 million. The forward foreign exchange contracts mature between one to ten months.

26. SEGMENT REPORTING AND RELATED INFORMATION

SFAS No. 131 "Disclosures About Segments of an enterprise and Related Information", sets out the standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographical areas and major customers.

Since RLL is not listed on a U.S. stock exchange, it is not regarded as a "public business enterprise" and hence is not required to disclose this information to meet the requirements of US GAAP. However, for purposes of providing additional information to the users of these financial statements, the Management has adopted this standard and disclosed this information.

Operations of the Company predominately relate to manufacture of pharmaceuticals (dosage forms, active pharmaceutical ingredient and drug intermediates), trading in pharmaceutical products, drug discovery research and novel drug delivery systems research, collectively referred to as "Pharmaceuticals" business. The Company is also engaged in operations relating to charter of aircraft, manufacture of laboratory chemicals and manufacture of pharmaceutical products for animal health care and diagnostics, collectively referred to as "Other" business.

Revenue and expenditure in relation to segments is categorized based on items that are individually identifiable to that segment.

Geographic segments are based on location of the customer of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(All amounts in Indian Rupees in Millions, unless specified otherwise)

26. SEGMENT REPORTING AND RELATED INFORMATION *(continued)*

Information by business segments:

Particulars	Pharmaceuticals	Others	Total
Revenues	38,600.48	1,177.93	39,778.41
Less: Inter-segment revenue	(51.24)	(19.63)	(70.87)
Net revenues	**38,549.24**	**1,158.30**	**39,707.54**
Operating expenses			
Cost of revenues	17,125.61	761.67	17,887.28
Selling, general and administrative	10,579.05	348.32	10,927.37
Research and development	1,686.29	–	1,686.29
Subtotal	**29,390.95**	**1,109.99**	**30,500.94**
Less: Inter-segment expenses	(15.45)	(54.60)	(70.05)
Net operating expenses	**29,375.50**	**1,055.39**	**30,430.89**
Net income before unallocated items	9,173.73	102.92	9,276.65
Reconciliation to net income as per Consolidated Statement of Income			
Unallocated corporate expenses			(36.11)
Depreciation and amortization			(966.60)
Financial expenses			(388.48)
Other income, net			655.17
Current tax			(1,757.98)
Deferred tax			(48.90)
Minority interest			(8.03)
Net income as per Consolidated Statement of Income			***6,725.73***
Information relating to assets:			
Total assets	28,743.94	764.39	29,508.33
Less: Inter-segment assets			
Accounts receivable, net of allowances	(4.93)	(5.37)	(10.30)
Other current assets, net of allowances	(456.84)	(1.48)	(458.32)
Other non-current assets	(11.72)	–	(11.72)
Total inter segment assets	(473.49)	(6.85)	(480.35)
Net assets employed	**28,270.45**	**757.54**	**29,027.98**
Unallocated corporate assets			**1,612.42**
Total assets			**30,640.42**

Information by geographic segments:

	Revenue	Property, plant and equipment
India	9,715.89	3,893.75
North America	14,403.81	764.52
Rest of the world	15,587.84	279.48
	39,707.54	**4,937.75**

27. CONCENTRATIONS

Financial instruments that have a potential to subject the Company to concentrations of credit risk comprise principally of cash equivalents, accounts receivable and investment securities. The Company places its temporary cash investments with high credit quality financial institutions.

On behalf of the Board of Directors

GRANT THORNTON

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

Place : New Delhi
Dated : May 16, 2003

S. K. PATAWARI
Secretary

RANBAXY LABORATORIES LIMITED

RECONCILIATION BETWEEN THE FINANCIAL STATEMENTS UNDER INDIAN GAAP AND U.S. GAAP

Material differences between the financial statements under Indian GAAP and U.S. GAAP are primarily attributable to the requirements of U.S. GAAP for accounting of depreciation of property, plant and equipment, amortization of goodwill and intangibles, forward foreign exchange contracts and prior period items which are summarized below:

Description	Indian GAAP	U.S. GAAP
Depreciation of property, plant and equipment	At rates prescribed under respective domestic laws and regulations	Based on estimated useful life of assets
Goodwill and intangibles	To be amortized over estimated useful life	Such assets with indeterminate lives subjected to test of impairment at each balance sheet date
Forward foreign exchange contracts	Premiums earned/paid accounted in income statement over the term of contracts	Contracts that are not effective hedges are recorded at year end at their fair value and resultant gain/loss recognized in the results of operations
Prior period items	Included in the income statement	Adjusted to retained earnings at beginning of the year

A reconciliation of net income as per Indian GAAP and US GAAP is set out below:

	Rs.Million
Net income as per U.S.GAAP	6,734
Additional depreciation on property, plant and equipment	145
Non-amortization of trademarks and goodwill	(183)
Forward foreign exchange contracts at fair value at year end	(72)
Prior period items adjusted to retained earnings at beginning of the year	(24)
Deferred taxes	(48)
Others	(74)
Net income as per Indian GAAP	6,478

SOLUS PHARMACEUTICALS LIMITED

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting Eighth Annual Report of the Company and Audited Accounts for the year ended December 31, 2002.

Operations

The Company is engaged in providing services for promotion and marketing of the pharmaceutical products of Ranbaxy Laboratories Ltd-Holding Company. During the year under review, the Company has earned a gross income of Rs. 316.06 lacs and a net profit of Rs. 39.77 lacs.

Dividend

In view of accumulated losses, the Board of Directors has not recommended any dividend.

Directors

Mr. S. D. Kaul, Director, retires by rotation at the ensuing Annual General Meeting and is eligible for re-appointment.

Fixed Deposits

The Company has not invited/received any fixed deposits during the year under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

None of the employees is in receipt of remuneration for the year, which in aggregate was more than the limit prescribed under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars to be furnished with regard to conservation of energy/technology absorption. Foreign exchange earnings and outgo was nil.

Auditors

M/s. Walker, Chandiok & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956 (Act), your Directors confirm as under:

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

(iii) that the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the Directors have prepared the annual accounts on a going concern basis.

Acknowledgements

Your Directors wish to place on record their deep sense of appreciation of sustained and dedicated efforts put in by all personnel at all levels.

Your Directors also appreciate the valuable assistance and co-operation and continued support extended by the Company's bankers, medical profession and business associates.

On behalf of the Board of Directors

Place : New Delhi
Dated : March 12, 2003

SANJIV D. KAUL
Chairman

AUDITORS' REPORT

to the members of Solus Pharmaceuticals Limited

We have audited the annexed balance sheet of Solus Pharmaceuticals Limited ("the Company") as at December 31, 2002 and also the profit and loss account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 ("the Order") issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956 ("the Act"), we give in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the Order.

Further to our comments in the Annexure referred to above, we report that:

i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;
iii) The balance sheet and profit and loss account dealt with by the report are in agreement with the books of account;
iv) In our opinion and to the best of our information and according to the explanations given to us, the financial statements read to-gether with the notes thereon, comply with the accounting standards referred to in sub-section (3C) of section 211 of the Act, give the information required by the Act in the manner so required and give a true and fair view in conformity with accounting principles generally accepted in India:-
   (a) in the case of the balance sheet, of the state of affairs of the Company as at December 31, 2002; and
   (b) in the case of the profit and loss account, of the profit for the year ended on that date.
v) On the basis of written declarations received from the Directors and taken on record by the Board of Directors, we report that none of the Directors was disqualified as at December 31, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Act.

For Walker, Chandiok & Co
Chartered Accountants

Place : New Delhi
Dated : March 12, 2003

Vinod Chandiok
Partner

Annexure to the Auditors' Report of even date to the members of Solus Pharmaceuticals Limited on the financial statements for the year ended December 31, 2002.

i) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. The fixed assets have been physically verified by the management during the year and no discrepancies have been noticed on such verification. In our opinion, the frequency of physical verification is reasonable having regard to the size of the Company and the nature of its business;
ii) There has been no revaluation of the fixed assets during the year;
iii) The stock of finished goods, raw materials and packaging materials have been physically verified by the management at reasonable intervals during the year;
iv) The procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business;
v) No discrepancies were noticed on physical verification of stocks when compared to book records;
vi) In our opinion, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year;
vii) In respect of loans and advances in the nature of loan given by the Company, the parties are repaying the principal amounts as per stipulations and are regular in payment of interest, wherever applicable;
viii) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchases of raw materials, equipment and other assets and with regard to sale of goods;
ix) As explained to us, the Company has a regular procedure for determination of unserviceable or damaged raw materials or finished goods. Adequate provision has been made in the accounts in this respect;
x) In our opinion and according to the information and explanations given to us, the Company has an internal audit system commensurate with its size and nature of its business;
xi) As per the records of the Company, provident fund and employees' state insurance dues have been regularly deposited during the year with the appropriate authorities;
xii) According to the records of the Company, there are no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax, customs duty and excise duty outstanding as at December 31, 2002 for a period of more than six months from the date the same became payable;
xiii) According to the information and explanations given and the records of the Company examined by us, no personal expenses of employees or Directors have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice;
xiv) The other clauses of the Order are not applicable to the Company/required to be reported.

For Walker, Chandiok & Co
Chartered Accountants

Place : New Delhi
Dated : March 12, 2003

Vinod Chandiok
Partner

SOLUS PHARMACEUTICALS LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2002

	Schedule	2002 Rs. Lacs	2001 Rs. Lacs
SOURCES OF FUNDS			
Shareholders' funds:			
Capital	1	300.07	300.07
TOTAL		300.07	300.07
APPLICATION OF FUNDS			
Fixed assets	2		
Gross block		48.40	48.40
Less : Depreciation		32.85	28.95
Net block		15.55	19.45
Investments	3	-	76.41
Current assets, loans and advances			
Inventories	4	2.58	1.87
Sundry debtors	5	140.11	132.39
Cash and bank balances	6	2.14	7.11
Other current assets	7	2.63	-
Loans and advances	8	150.15	59.45
		297.61	200.82
Less :			
Current liabilities and provisions			
Liabilities	9	43.08	65.62
Provisions	10	22.86	23.83
		65.94	89.45
Net current assets		231.67	111.37
Deferred tax assets (Net)	11	8.80	8.25
Miscellaneous expenditure			
(To the extent not written off or adjusted)			
Preliminary expenses		-	0.15
Deficit in profit and loss account		44.05	84.44
TOTAL		300.07	300.07
Significant accounting policies	19		
Notes to the financial statements	20		

The schedules referred to above form an integral part of the financial statements.

This is the balance sheet referred to in our report of even date.

For WALKER, CHANDIOK & CO
Chartered Accountants

On behalf of the Board of Directors

VINOD CHANDIOK
Partner

ASHOK KUMAR JAIN
Company Secretary

SANJIV D. KAUL
Chairman

LALIT AHLUWALIA
Director

Place : New Delhi
Dated : March 12, 2003

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002

	Schedule	2002 Rs. Lacs	2001 Rs. Lacs
INCOME			
Turnover	12	273.12	944.37
Others	13	42.94	12.22
		316.06	956.59
EXPENDITURE			
Materials	14	8.24	469.35
Processing charges		1.35	2.09
Excise duty		1.16	1.75
Personnel	15	201.27	348.33
Selling and administration	16	54.28	78.82
Finance charges	17	0.18	33.54
Depreciation		3.90	5.53
		270.38	939.41
Profit before tax		45.68	17.18
Provision for tax	18	5.91	5.32
Profit after tax		39.77	11.86
Accumulated deficit as per last balance sheet		(84.44)	(109.47)
Earlier years :			
Income-tax		0.53	9.12
Deferred tax		0.09	4.05
Accumulated deficit carried over		(44.05)	(84.44)

The schedules referred to above form an integral part of the financial statements.

This is the profit and loss account referred to in our report of even date.

For WALKER, CHANDIOK & CO
Chartered Accountants

On behalf of the Board of Directors

VINOD CHANDIOK
Partner

ASHOK KUMAR JAIN
Company Secretary

SANJIV D. KAUL
Chairman

LALIT AHLUWALIA
Director

Place : New Delhi
Dated : March 12, 2003

SOLUS PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

			Rs. Lacs
		2002	2001
SCHEDULE - 1			
SHARE CAPITAL			
Authorised			
50,02,000 Equity shares of Rs. 10 each		**500.20**	500.20
		500.20	500.20
Issued, subscribed and paid up			
30,00,700 Equity shares of Rs. 10 each fully paid up		**300.07**	300.07
		300.07	300.07

	2001	Additions / (Deletions)	2002
SCHEDULE - 2			
FIXED ASSETS			
Gross block			
Furniture, fixtures, equipment, etc.	12.94	–	**12.94**
Airconditioners	0.25	–	**0.25**
Computers	25.84	–	**25.84**
Vehicles	9.37	–	**9.37**
Total - Current year	48.40	–	**48.40**
Total - Previous year	51.42	(3.02)	**48.40**
Depreciation			
Furniture, fixtures, equipment, etc.	5.63	0.54	**6.17**
Airconditioners	0.08	0.01	**0.09**
Computers	19.65	2.46	**22.11**
Vehicles	3.59	0.89	**4.48**
Total - Current year	28.95	3.90	**32.85**
Total - Previous year	24.35	5.53 (0.93)	**28.95**
Net block			
Furniture, fixtures, equipment, etc.	7.31		**6.77**
Airconditioners	0.17		**0.16**
Computers	6.19		**3.73**
Vehicles	5.78		**4.89**
Total - Current year	19.45		**15.55**
Total - Previous year	27.07		**19.45**

	2002	2001
SCHEDULE - 3		
INVESTMENTS		
Long Term - Quoted		
(Other than trade)		
4,00,000 Equity shares of Rs. 10 each fully paid in Vorin Laboratories Limited	–	76.41
	–	76.41
Market Value		92.00
SCHEDULE - 4		
INVENTORIES		
(As certified by a Director)		
Packaging materials	**0.84**	0.62
Raw materials	**1.74**	1.25
	2.58	1.87
SCHEDULE - 5		
SUNDRY DEBTORS		
(Unsecured)		
Debts over six months – considered doubtful	**17.80**	20.40
Less : Provision	**(17.80)**	(20.40)
	–	–
Other debts – considered good	**140.11**	132.39
	140.11	132.39
SCHEDULE - 6		
CASH AND BANK BALANCES		
Cash in hand	**0.01**	0.15
With scheduled banks in current accounts	**2.13**	6.96
	2.14	7.11
SCHEDULE - 7		
OTHER CURRENT ASSETS		
Interest receivable	**2.63**	–
	2.63	–

SOLUS PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	2001
	Rs. Lacs	
SCHEDULE - 8		
LOANS AND ADVANCES		
(Unsecured, considered good unless otherwise stated)		
Advances recoverable in cash or in kind or for value to be received	26.64	37.40
Less: Doubtful and provision thereagainst	(5.84)	(5.12)
	20.80	32.28
Inter corporate deposit	110.00	–
Security deposits	2.36	1.93
Income-tax paid	16.99	25.24
	150.15	59.45
SCHEDULE - 9		
CURRENT LIABILITIES		
Bank overdraft (in books only)	8.06	–
Sundry creditors		
Small scale industrial undertakings	1.55	1.14
Others	3.76	2.22
Other liabilities	29.71	62.26
	43.08	65.62
SCHEDULE - 10		
PROVISIONS		
Tax	15.44	13.62
Retirement benefits	7.42	10.21
	22.86	23.83
SCHEDULE - 11		
DEFERRED TAX ASSETS (NET)		
Deferred tax assets		
Provision for :		
Doubtful debts/advances	8.69	9.10
Retirement benefits	2.73	2.01
Others	–	0.17
	11.42	11.28
Deferred tax liabilities		
Accumulated depreciation	(2.62)	(3.03)
	8.80	8.25
SCHEDULE - 12		
TURNOVER		
Sales	9.12	414.47
Less: Trade discounts	–	(40.10)
	9.12	374.37
Services rendered	264.00	570.00
	273.12	944.37
SCHEDULE - 13		
OTHER INCOME		
Claims	–	0.45
Interest :		
Income tax refund	1.19	0.13
Others	3.86	0.33
Unclaimed balances and excess provisions written back	3.68	3.63
Profit on sale of investments	33.59	–
Miscellaneous receipts	0.62	7.68
	42.94	12.22
SCHEDULE - 14		
MATERIALS		
Raw materials consumed	5.58	6.13
Packaging materials consumed	2.66	3.61
Opening stock of finished goods	–	1,359.81
Finished goods purchased less returns	–	(900.20)
	8.24	469.35
SCHEDULE - 15		
PERSONNEL		
Salaries and bonus	175.55	309.68
Contribution to provident and other funds	14.48	24.48
Employees welfare	11.24	14.17
	201.27	348.33

	Rs. Lacs	
	2002	2001
SCHEDULE - 16		
SELLING AND ADMINISTRATION		
Rent	**0.65**	0.72
Legal and professional charges	**2.76**	3.19
Communication	**6.42**	13.41
Rates and taxes	**0.13**	0.09
Insurance	**5.59**	8.35
Travel and transport	**7.15**	6.81
Payment to Auditors :		
Audit fee	**0.35**	0.92
Tax audit fee	**0.69**	0.69
Certification fee	**0.02**	0.02
Service tax	**0.05**	0.08
	1.11	1.71
Advertising and sales promotion	**0.09**	5.34
Recruitment and training	**16.32**	13.53
Security charges	**3.78**	1.88
Sales tax absorbed	**4.50**	1.20
Loss on sale of assets	**-**	1.43
Provision for doubtful debts/advances	**-**	8.21
Preliminary expenses	**0.15**	0.06
Others	**5.63**	12.89
	54.28	78.82
SCHEDULE - 17		
FINANCE CHARGES		
Interest	**0.02**	31.16
Bank charges	**0.16**	2.38
	0.18	33.54
SCHEDULE - 18		
PROVISION FOR TAX		
Current income-tax	**6.37**	9.52
Deferred income-tax	**(0.46)**	(4.20)
	5.91	5.32

SCHEDULE - 19

SIGNIFICANT ACCOUNTING POLICIES

1. **Fixed assets and depreciation**
   Fixed assets are stated at cost (gross block) less accumulated depreciation. Depreciation on fixed assets is provided on straight-line method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.
2. **Investments**
   Long term investments are stated at cost. Provision for diminution in value of investments, other than temporary, is made in the accounts.
3. **Inventories**
   Inventories are valued as under :
   Raw materials, Packaging materials - at weighted average cost
4. **Sales**
   Sales are stated net of returns and sales tax.
5. **Retirement benefits**
   Contribution in respect of provident fund and superannuation fund are charged to the profit and loss account. Provision for gratuity and leave encashment benefit of the employees is made on the basis of actuarial valuation.
6. **Taxation**
   Provision for tax for the year comprises current income-tax determined to be payable in respect of taxable income and deferred tax being the tax effect of timing differences representing the difference between taxable income and accounting income that originate in one period, and are capable of reversal in one or more subsequent period(s).

SCHEDULE - 20

NOTES TO THE FINANCIAL STATEMENTS

1. In the opinion of the Board of Directors, current assets, loans and advances have a value on realisation in the ordinary course of business at least equal to the amounts at which they are stated and provision for all known liabilities has been made in the accounts.
2. The tax year of the Company being the year ending March 31, provision for current income-tax for the year is the aggregate of the provision made for the three months ended March 31, 2002 and the provision based on the figures for the remaining nine months up to December 31, 2002 the ultimate tax liability of which will be determined on the basis of the figures for the period April 1, 2002 to March 31, 2003.
3. The entire equity share capital of the Company is held by Ranbaxy Laboratories Limited, the holding company and its nominees.
4. The only small scale industrial undertaking to whom the Company owes amount which is outstanding for more than 30 days is M/s Temple Packaging.
5. Contigent liability exists in respect of demand for sales tax pending in appeal Rs 5.99 lacs (Previous year Nil).

SOLUS PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE - 20

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

6. **Production, purchases, sales and stocks**

Particulars	Unit of Measure	Opening Stock		Purchases/Production less returns		Sales	
		Quantity	Value Rs. Lacs	Quantity	Value Rs. Lacs	Quantity *	Value Rs. Lacs
Traded Goods							
Capsules	Nos / Lacs	–	–	–	–	–	–
		(161.09)	(517.34)	(-42.03)	(-146.07)	(119.06)	(368.12)
Drysyrup/ Liquid	Nos / Lacs	–	–	–	–	–	–
		(4.30)	(114.26)	(-3.69)	(-100.85)	(0.61)	(11.93)
Tablet	Nos / Lacs	–	–	–	–	–	–
		(435.88)	(726.02)	(-312.29)	(-653.28)	(123.59)	(18.91)
Total			–		–		–
			(1,357.62)		(-900.20)		(398.96)
Goods processed from outside							
Liquid	Nos / Lacs	–	–	0.78	–	0.78	9.12
		(0.19)	(2.19)	(1.17)	–	(1.36)	(15.51)
Total			–		–		**9.12**
			(1,359.81)		**(-900.20)**		**(414.47)**

* – Inclusive of physician samples / claims/ write off etc.
– Figures in parenthesis are for previous year

7. **Consumption of raw materials**

Particulars	2002 Quantity (In Kg.)	2002 Value Rs. Lacs	2001 Quantity (In Kg.)	2001 Value Rs. Lacs
Eucalyptus oil	**472.69**	**1.87**	621.90	1.93
Pudinah ka tel	**318.74**	**2.32**	414.95	2.31
Juniper berry oil	**31.24**	**1.14**	41.48	1.52
Others		**0.25**		0.37
Total		**5.58**		6.13

8. All raw materials consumed are indigenous

9. Previous year figures have been regrouped wherever considered necessary to make them comparable with those of the current year.

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

On behalf of the Board of Directors

ASHOK KUMAR JAIN, *Company Secretary*
SANJIV D. KAUL, *Chairman*
LALIT AHLUWALIA, *Director*

Place : New Delhi
Dated : March 12, 2003

SOLUS PHARMACEUTICALS LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	55-65783	State Code:	55
Balance Sheet Date:	31 12 2002		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	30007	Total Assets:	30007
Sources of Funds			
Paid-up Capital:	30007	Reserves and Surplus:	NIL
Secured Loans:	NIL	Unsecured Loans:	NIL
Application of Funds			
Net Fixed Assets:	1555	Investments:	NIL
Net Current Assets:	23167	Misc. Expenditure:	NIL
Accumulated Losses:	4405	Net deferred tax asset	880

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover Including Other Income	31606	Total Expenditure:	27038
Profit/ Loss before Tax: (+ ✓ -)	4568	Profit/Loss after Tax: (+ ✓ -)	3977
Earning Per Share in Rs.	NI.L	Dividend Rate (%) :	NIL

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS OF THE COMPANY (AS PER MONETARY TERMS)

Item Code No.	100406
Product Description	OLESAN OIL
Item Code No.	
Product Description	
Item Code No.	
Product Description	

On behalf of the Board of Directors

Place : New Delhi	ASHOK KUMAR JAIN	SANJIV D. KAUL	LALIT AHLUWALIA
Dated : March 12, 2003	*Company Secretary*	*Chairman*	*Director*

REXCEL PHARMACEUTICALS LIMITED

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting the Sixth Annual Report of the Company and Audited Accounts for the year ended December 31, 2002.

Operations

The Company is engaged in providing services for promotion and marketing of the pharmaceuticals products of Ranbaxy Laboratories Ltd. - Holding Company.

During the year under review, the Company has earned a net profit of Rs. 45.68 lacs (including Rs. 33.59 lacs from profit on sale of investments) and the same has been carried forward to next year.

Dividend

In view of accumulated losses, the Board of Directors has not recommended any dividend.

Directors

Mr. S. D. Kaul, Director, retires by rotation at the ensuing Annual General Meeting of the Company and is eligible for re-appointment.

Fixed Deposits

The Company has not invited/received any fixed deposits during the year under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

None of the employees is in receipt of remuneration for the year, which in aggregate was more than the limit prescribed under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of Conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars to be furnished with regard to conservation of energy/technology absorption. Foreign exchange earnings and outgo was nil.

Auditors

M/s. Walker, Chandiok & Co. Chartered Accountants retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956 (Act), your Directors confirm as under:

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the profit of the Company for that period;

(iii) that the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the Directors have prepared the annual accounts on a going concern basis.

Acknowledgements

Your Directors wish to place on record their deep sense of appreciation of sustained and dedicated efforts put in by all personnel at all levels.

Your Directors also appreciate the valuable assistance and co-operation and continued support extended by the Company's bankers, medical profession and business associates.

On behalf of Board of Directors

Place : New Delhi
Dated: March 12, 2003

SANJIV D. KAUL
Chairman

AUDITORS' REPORT

to the members of Rexcel Pharmaceuticals Limited,

We have audited the annexed balance sheet of Rexcel Pharmaceuticals Limited ("the Company") as at December 31, 2002 and also the profit and loss account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 ("the Order") issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956 ("the Act"), we give in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the Order.

Further to our comments in the Annexure referred to above, we report that:

i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

iii) The balance sheet and profit and loss account dealt with by the report are in agreement with the books of account;

iv) In our opinion and to the best of our information and according to the explanations given to us, the financial statements read to-gether with the notes thereon, comply with the accounting standards referred to in sub-section (3C) of section 211 of the Act, give the information required by the Act in the manner so required and give a true and fair view in conformity with accounting principles generally accepted in India:-

(a) in the case of the balance sheet, of the state of affairs of the Company as at December 31, 2002; and

(b) in the case of the profit and loss account, of the profit for the year ended on that date.

v) On the basis of written declarations received from the Directors and taken on record by the Board of Directors, we report that none of the Directors was disqualified as at December 31, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Act.

For Walker, Chandiok & Co
Chartered Accountants

Place : New Delhi
Dated : March 12, 2003

Vinod Chandiok
Partner

Annexure to the Auditors' Report of even date to the members of Rexcel Pharmaceuticals Limited on the financial statements for the year ended December 31, 2002.

i) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. The fixed assets have been physically verified by the management during the year and no discrepancies have been noticed on such verification. In our opinion, the frequency of physical verification of fixed assets is reasonable having regard to the size of the Company and the nature of its business;

ii) There has been no revaluation of fixed assets during the year;

iii) In respect of loans and advances in the nature of loan given by the Company to its employees, the amounts are being repaid by the employees as per stipulations and they are regular in payment of interest, wherever applicable;

iv) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchase equipment and other assets;

v) In our opinion and according to the information and explanations given to us, the Company has an internal audit system commensurate with its size and the nature of its business;

vi) As per the records of the Company, provident fund and employees' state insurance dues have been regularly deposited during the year with the appropriate authorities;

vii) According to the records of the Company, there are no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax, customs duty and excise duty outstanding as at December 31, 2002 for a period of more than six months from the date the same became payable;

viii) According to the information and explanations given and the records of the Company examined by us, no personal expenses of employees or Directors have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice;

ix) The other clauses of the Order are not applicable to the Company/required to be reported.

For Walker, Chandiok & Co
Chartered Accountants

Place : New Delhi
Dated : March 12, 2003

Vinod Chandiok
Partner

REXCEL PHARMACEUTICALS LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2002

	Schedule	2002 (Rs. Lacs)	2001 (Rs. Lacs)
SOURCES OF FUNDS			
Shareholders' funds:			
Capital	1	**100.00**	100.00
Reserves and surplus	2	**264.04**	251.70
		364.04	351.70
APPLICATION OF FUNDS			
Fixed assets	3		
Gross block		46.49	49.61
Less : Depreciation		27.00	23.31
Net block		19.49	26.30
Current assets, loans and advances			
Sundry debtors	4	475.40	659.70
Cash and bank balances	5	2.31	12.37
Loans and advances	6	157.19	120.13
		634.90	792.20
Less :			
Current liabilities and provisions			
Liabilities	7	147.41	375.16
Provisions	8	171.99	115.19
		319.40	490.35
Net current assets		315.50	301.85
Deferred tax assets (Net)	9	29.05	23.55
TOTAL		364.04	351.70
Significant accounting policies	17		
Notes to the financial statements	18		

The schedules referred to above form an integral part of the financial statements.

This is the balance sheet referred to in our report of even date.

On behalf of the Board of Directors

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner

Place : New Delhi
Dated : March 12, 2003

SANJIV D. KAUL
Chairman

LALIT AHLUWALIA
Director

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002

	Schedule	2002 (Rs. Lacs)	2001 (Rs. Lacs)
INCOME			
Turnover	10	**960.00**	1,000.63
Others	11	**6.23**	7.38
		966.23	1,008.01
EXPENDITURE			
Cost of goods sold	12	–	50.40
Personnel	13	**810.82**	730.54
Selling and administration	14	**87.83**	180.40
Finance charges	15	4.94	69.93
Depreciation		4.88	5.28
		908.47	1,036.55
Profit/(Loss) before tax		57.76	(28.54)
Provision for tax	16	(21.23)	11.56
Profit/(Loss) after tax		36.53	(16.98)
Balance as per last balance sheet		251.70	249.14
Earlier years :			
Income - tax		(24.44)	12.00
Deferred tax		0.25	7.54
Balance Carried Over		264.04	251.70

The schedules referred to above form an integral part of the financial statements.

This is the profit and loss account referred to in our report of even date.

On behalf of the Board of Directors

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner

Place : New Delhi
Dated : March 12, 2003

SANJIV D. KAUL
Chairman

LALIT AHLUWALIA
Director

REXCEL PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	2001
	Rs. Lacs	
SCHEDULE - 1		
SHARE CAPITAL		
Authorised		
20,00,000 Equity shares of Rs. 10 each	**200.00**	200.00
	200.00	200.00
Issued, subscribed and paid up		
10,00,000 Equity shares of Rs. 10 each fully paid up	**100.00**	100.00
	100.00	100.00
SCHEDULE - 2		
RESERVES AND SURPLUS		
Surplus in profit & loss account	**264.04**	251.70
	264.04	251.70

	2001	Additions	Deletions	2002
		Rs. Lacs		
SCHEDULE - 3				
FIXED ASSETS				
Gross Block				
Furniture, fixtures, equipment, etc.	10.87	–	–	**10.87**
Air-conditioners	4.98	–	–	**4.98**
Computers	20.75	–	–	**20.75**
Vehicles	13.01	–	3.12	**9.89**
Total - Current year	49.61	–	3.12	**46.49**
Total - Previous year	118.49	–	68.88	**49.61**
Depreciation				
Furniture, fixtures, equipment, etc.	5.69	0.32		**6.01**
Air-conditioners	1.09	0.24		**1.33**
Computers	11.51	3.36		**14.87**
Vehicles	5.02	0.96	1.19	**4.79**
Total - Current year	23.31	4.88	1.19	**27.00**
Total - Previous year	25.62	5.28	7.59	**23.31**
Net block				
Furniture, fixtures, equipment, etc.	5.18			**4.86**
Air-conditioners	3.89			**3.65**
Computers	9.24			**5.88**
Vehicles	7.99			**5.10**
Total - Current year	26.30			**19.49**
Total - Previous year	92.87			**26.30**

	2002	2001
	Rs. Lacs	
SCHEDULE - 4		
SUNDRY DEBTORS		
(Unsecured)		
Debts over six months - considered doubtful	**23.91**	27.41
Less : Provision	**(23.91)**	(27.41)
	-	-
Other debts - considered good	**475.40**	659.70
	475.40	659.70
SCHEDULE - 5		
CASH AND BANK BALANCES		
Cash in hand	**0.01**	0.38
With scheduled banks in current accounts	**2.30**	11.99
	2.31	12.37
SCHEDULE - 6		
LOANS AND ADVANCES		
(Unsecured, considered good unless otherwise stated)		
Advances recoverable in cash or in kind or for value to be received	**37.66**	39.89
Less : Doubtful and provision thereagainst	**(1.83)**	(1.50)
	35.83	38.39
Security deposits	**4.00**	3.50
Income-tax paid	**117.36**	78.24
	157.19	120.13

REXCEL PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	Rs. Lacs 2002	2001
SCHEDULE - 7		
CURRENT LIABILITIES		
Bank overdraft (in books only)	**14.15**	–
Sundry creditors	**3.95**	8.94
Other liabilities	**129.31**	366.22
	147.41	375.16
SCHEDULE - 8		
PROVISIONS		
Tax	**106.37**	55.45
Retirement benefits	**65.62**	59.74
	171.99	115.19
SCHEDULE - 9		
DEFERRED TAX ASSETS (NET)		
Deferred tax assets		
Provision for :		
Doubtful debts/advances	**9.46**	10.32
Retirement benefits	**22.45**	16.82
Others	**0.13**	0.15
	32.04	27.29
Deferred tax liabilities		
Accumulated depreciation	**(2.99)**	(3.74)
	29.05	23.55
SCHEDULE - 10		
TURNOVER		
Sales	**–**	45.55
Less : Trade discounts	**–**	4.92
	–	40.63
Services rendered	**960.00**	960.00
	960.00	1,000.63
SCHEDULE - 11		
OTHER INCOME		
Interest:		
Income tax refunds	**–**	2.08
Others	**0.49**	0.73
Unclaimed balances and excess provisions written back	**5.42**	3.41
Miscellaneous receipts	**0.32**	1.16
	6.23	7.38
SCHEDULE - 12		
COST OF GOODS SOLD		
Opening stock	**–**	1,950.23
Less : Purchases returns	**–**	1,899.83
	–	50.40
SCHEDULE - 13		
PERSONNEL		
Salaries and bonus	**718.38**	651.12
Contribution to provident and other funds	**66.45**	59.67
Employees welfare	**25.99**	19.75
	810.82	730.54

REXCEL PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	Rs. Lacs	
	2002	2001
SCHEDULE - 14		
SELLING AND ADMINSTRATION		
Rent	2.53	4.25
Legal and professional charges	7.51	3.97
Communication	16.98	25.91
Rates and taxes	0.11	0.11
Insurance	13.31	16.13
Travel and transport	8.76	9.05
Payment to Auditors :		
Audit fee	0.40	1.15
Tax audit fee	0.92	0.92
Service tax	0.07	0.10
	1.39	2.17
Advertising and sales promotion	0.04	2.77
Recruitment and training	27.00	26.73
Commission	–	0.39
Sales tax absorbed	0.96	1.26
Loss on sale of assets	0.95	58.79
Provision for doubtful debts/ advances	–	13.00
Others	8.29	15.87
	87.83	180.40
SCHEDULE - 15		
FINANCE CHARGES		
Interest	4.45	65.51
Bank charges	0.49	4.42
	4.94	69.93
SCHEDULE - 16		
PROVISION FOR TAX		
Current income-tax	(26.48)	(4.45)
Deferred income-tax	5.25	16.01
	(21.23)	11.56

SCHEDULE - 17

SIGNIFICANT ACCOUNTING POLICIES

1. **Fixed assets and depreciation**

   Fixed assets are stated at cost (gross block) less accumulated depreciation. Depreciation on fixed assets is provided on straight-line method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

2. **Taxation**

   Provision for tax for the year comprises current income-tax determined to be payable in respect of taxable income and deferred tax, being the tax effect of timing differences representing the difference between taxable income and accounting income that originate in one period, and are capable of reversal in one or more subsequent period(s).

3. **Retirement benefits**

   Contribution in respect of provident fund and superannuation fund are made to Trusts set up by the Company /Holding Company for the purpose. Provision for gratuity and leave encashment benefits of the employees is made on the basis of actuarial valuation.

SCHEDULE - 18

NOTES TO THE FINANCIAL STATEMENTS

1. In the opinion of the Board of Directors, current assets, loans and advances have a value on realisation in the ordinary course of business at least equal to the amounts at which they are stated and provision for all known liabilities has been made in the accounts.

2. The tax year of the Company being the year ending March 31, provision for current income-tax for the year is the aggregate of the provision made for the three months ended March 31, 2002 and the provision based on the figures for the remaining nine months upto December 31, 2002 the ultimate tax liability of which will be determined on the basis of the figures for the period April 1, 2002 to March 31, 2003.

3. The entire equity share capital of the Company is held by Ranbaxy Laboratories Limited, the holding company and its nominees.

SCHEDULE - 18

NOTES TO THE FINANCIAL STATEMENTS *(Contd.)*

4. **Purchases, sales and stocks of traded goods.**

Particulars	Unit of Measure	Opening Stock		Purchases less returns		Sales	
		Quantity	Value Rs. Lacs	Quantity	Value Rs. Lacs	Quantity *	Value Rs. Lacs
Capsules	Nos. / Lacs	–	–	–	–	–	–
		(98.61)	(212.63)	(-119.67)	(-169.66)	(-21.06)	(-1.74)
Drysyrup/ Liquid	Bottles / Lacs	–	–	–	–	–	–
		(9.18)	(228.99)	(-8.45)	(-223.55)	(0.73)	(13.12)
Vials	Nos. / Lacs	–	–	–	–	–	–
		(3.00)	(57.49)	(-3.8)	(-105.51)	(-0.80)	(3.06)
Ointments	Nos. / Lacs	–	–	–	–	–	–
		(19.56)	(215.52)	(-18.56)	(-186.74)	(1.00)	(1.59)
Lotion	Litres / Lacs	–	–	–	–	–	–
		(0.75)	(7.73)	(-0.72)	(48.63)	(0.03)	(0.07)
Ovules	Nos. / Lacs	–	–	–	–	–	–
		(0.01)	(0.04)	(-0.02)	(-0.06)	(-0.01)	(-0.02)
Powder	Nos. / Lacs	–	–	–	–	–	–
		(0.35)	(3.36)	(-0.34)	(-3.66)	(0.01)	(0.03)
Drops	Litres / Lacs	–	–	–	–	–	–
		(0.01)	(7.35)	(-0.01)	(-7.23)	–	–
Tablets	Nos. / Lacs	–	–	–	–	–	–
		(494.06)	(1,217.12)	(-401.67)	(-1,252.05)	(92.39)	(29.44)
TOTAL			–		–		–
			(1,950.23)		**(-1,899.83)**		**(45.55)**

* - Inclusive of physician samples/claims/ write off etc.
- Figures in parenthesis are for previous year.

5. *Previous year figures have been regrouped wherever considered necessary to make them comparable with those of the current year.*

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

On behalf of the Board of Directors

SANJIV D. KAUL *Chairman*

LALIT AHLUWALIA *Director*

Place : New Delhi
Dated : March 12, 2003

REXCEL PHARMACEUTICALS LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No. 55-85491 State Code: 55

Balance Sheet Date: 31 12 2002

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	36404	Total Assets:	36404
Sources of Funds			
Paid-up Capital:	10000	Reserves & Surplus:	26404
Secured Loans:	NIL	Unsecured Loans:	NIL
Application of Funds			
Net Fixed Assets:	1949	Investments:	NIL
Net Current Assets:	31550	Misc. Expenditure:	NIL
Accumulated Losses:	NIL	Net Deferred Tax Assets	2905

IV. PERFORMANCE OF THE COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover Including Other Income	96623	Total Expenditure:	90847
Profit/ Loss before Tax:	+ ✓ 5776	Profit/Loss after Tax:	+ ✓ 3653
Earning Per Share in Rs.		Dividend Rate (%):	NIL

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS OF THE COMPANY (AS PER MONETARY TERMS)

Item Code No.

Product Description

Item Code No.

Product Description

Item Code No.

Product Description

On behalf of the board of directors

Place : New Delhi
Dated : March 12, 2003

SANJIV D. KAUL
Chairman

LALIT AHLUWALIA
Director

RANBAXY FINE CHEMICALS LIMITED

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting the Twelfth Annual Report of the Company and Audited Accounts for the year ended December 31, 2002.

Operations

During the year, the Company recorded Sales of Rs. 33.13 Crores and Profit After Tax of Rs. 0.25 lacs after making full provisions for Non Performing Assets.

During the year under review, the Company repositioned itself from a laboratory chemical company to laboratory solutions provider. The objective was to offer a larger basket of products to the Research Scientists & Quality Assurance Managers who are our end users.

The core business of Reagents has achieved 16% growth where the market grew by 10%.

Dividend

In view of accumulated losses, the Board of Directors have not recommended any dividend.

Directors

Dr. Naresh Kumar, Director retires by rotation at the ensuing Annual General Meeting and is eligible for reappointment.

Fixed Deposits

The Company has not invited/received any fixed deposits during the period under review as per section 58-A of the Companies Act, 1956 read with Companies (Acceptance of deposits) rules, 1975.

Particulars of employees

None of the employees is in receipt of remuneration for the year, which in aggregate was more than the limit prescribed under section 217 (2A) of the Companies Act, 1956 & Rules made thereunder.

Particulars with respect of conservation of Energy / Technology absorption and Foreign exchange earnings and outgo

There are no particulars relevant to be furnished under section 217 (1)(e) of the Companies Act, 1956 with regard to conversation of energy / technology absorption.

Foreign exchange earning was Rs. 4.49 lacs and outgo was Rs. 146.40 lacs.

Auditors

M/s A. Malhotra & Associates, Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting & have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Audit Committee

The Company has an Audit Committee comprising of Mr. B. K. Raizada, Chairman, Dr. Nityanand and Dr. Yatendra Kumar.

Director's Responsibility Statement

In terms of provisions of section 217(2AA) of the Companies Act, 1956 (Act), your Directors confirm as under :-

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give true and fair view of the state of affairs of the Company at the end of accounting year and of the profit of the Company for that period;

(iii) that the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the Directors have prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors

Place : New Delhi
Dated: April 23, 2003

B. K. RAIZADA
Chairman

AUDITORS'REPORT

To the Shareholders,

We have audited the annexed Balance Sheet of RANBAXY FINE CHEMICALS LIMITED as at December 31, 2002 and also the Profit and Loss account for the period ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

Further to our comments in the Annexure referred to above, we report that :

1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit.
2. In our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of the books.
3. The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account.
4. The Profit and Loss Account & Balance Sheet have complied with the accounting standards referred to in Sub-section (3C) of section 211, under the Company's Act, 1956.
5. On the basis of the written representations received from the Directors as on December 31, 2002 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on December 31, 2002 for being appointed as a Director in terms of clause (g) of Sub-section 274 of the Companies Act, 1956.
6 As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1998, under Section 227(4A) of the Companies Act, 1956 and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further state that :
   - i) The Company has maintained proper records to show full particulars including quantitative details and situation of the Fixed Assets. The Fixed Assets of the Company have been physically verified during the period by the Management and no discrepancy has been noticed.
   - ii) The Fixed Assets of the Company have not been revalued during the period.
   - iii) The Stocks of finished goods, stores, spare parts and raw materials have been physically verified by the management during / at the end of the period. In our opinion the frequency of verification is reasonable.
   - iv) In our opinion the procedures for physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
   - v) The discrepancies, if any, between the physical stocks and the book stocks, have been properly dealt with, were not material in relation to the size of the Company's operations.
   - vi) In our opinion, the valuation of stocks is fair & proper in accordance with the normally accepted accounting principles.
   - vii) The Company has not granted any loan to Companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 and / or to the Companies under the same management as defined under sub section (1B) of section 370 of the Companies Act, 1956.
   - viii) In our opinion and according to the information and explanations given to us, the loans or advances in the nature of loans given by the Company including interest, wherever applicable are generally being repaid as stipulated, hence no provision has been made in the accounts.
   - ix) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with size of the Company and the nature of its business with regard to the purchase of stores, raw materials, components, plant and machinery, equipment and other assets.
   - x) As per records of the Company, there were no transactions for purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 (Rupees fifty thousand) or more in respect of each party.
   - xi) As explained to us, the Company has a regular procedure for determining unserviceable or damaged stores, raw material and finished goods.
   - xii) The Company has not accepted deposits from the public.
   - xiii) The Company has been regularly depositing Provident Fund and Employees' State Insurance dues with the appropriate authorities.
   - xiv) There was no amount outstanding as at December 31, 2002 in respect of undisputed Income-tax, Wealth-tax and Sales-tax, which were due for more than six months from the date they became payable.
   - xv) During the course of examination of the books of accounts carried out in accordance with the generally accepted auditing practices, we have not come across any personal expenses which have been charged to Profit & Loss Account.
   - xvi) The Company is not a sick industrial company within the meaning of clause (0) of sub section (1) of section (3) of the Sick Industrial Companies (Special Provision) Act, 1956.
   - xvii) Other provisions of clause 4A and 4D of the Manufacturing and other Companies (Auditors' Report) Order, 1988 are not applicable to the Company for this accounting period.

In our opinion and to the best of our information and according to the explanations given to us, the accounts read together with the notes thereon, give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

i) in the case of the Balance Sheet, of the state of affairs of the Company as at December 31, 2002.

ii) in the case of the Profit & Loss Account, of the Profit of the Company for the period ended on that date.

for A MALHOTRA & ASSOCIATES
Chartered Accountants

Place : New Delhi
Dated : April 23, 2003

J L MALHOTRA
F.C.A.

RANBAXY FINE CHEMICALS LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2002

	Schedule	Rs. Lacs 2002	2001
SOURCES OF FUNDS			
Shareholders' Fund	1	555.00	555.00
Unsecured Loans	2	672.56	1,164.97
Secured Loans	3	23.63	26.25
		1,251.19	1,746.22
APPLICATION OF FUNDS			
FIXED ASSETS			
GROSS BLOCK	4	165.27	168.02
Less: Depreciation		50.55	39.79
NET BLOCK		114.72	128.23
INVESTMENTS	5	17.43	17.43
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	6	594.72	731.99
Sundry Debtors	7	620.91	827.57
Cash & Bank Balances	8	132.10	865.02
Loans and Advances	9	157.00	173.40
		1,504.73	2,597.98
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	10	577.28	1,192.77
Provision for Tax	11	2.25	18.88
		579.53	1,211.65
NET CURRENT ASSETS		925.20	1,386.33
MISCELLANEOUS EXPENDITURE			
(To the extent not written off or adjusted)			
Preliminary Expenses			1.25
Deferred Revenue Expenditure			0.01
Profit and Loss Account		193.84	212.97
		1,251.19	1,746.22
NOTES TO ACCOUNTS	18		

The schedules referred to above form an integral part of the Accounts.
This is the Balance Sheet referred to in our report of even date.

For A MALHOTRA & ASSOCIATES
Chartered Accountants

On behalf of the Board of Directors

J L MALHOTRA	**ASHOK JAIN**	**K. VENKATA RAMANA**	**S. MEHTA**	**B. K. RAIZADA**	**YATENDER KUMAR**
F.C.A.	*Head-Finance & Commercial*	*Company Secretary*	*Director-Fine Chemicals*	*Chairman*	*Director*

Place : New Delhi
Dated : April 23, 2003

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002

	Schedule		Rs. Lacs 2002	2001
INCOME				
Sales	12		3,298.67	3,222.15
Others	13		14.70	73.59
			3,313.37	3,295.74
EXPENDITURE				
Materials	14		1,483.20	1,509.05
Manufacturing Expenses	15		359.43	392.89
Personnel	16		249.66	243.72
Administration, Selling & Miscellaneous	17		1,106.04	984.56
			3,198.33	3,130.22
PROFIT BEFORE INTEREST & DEPRECIATION			115.04	165.52
Interest			97.85	126.26
Depreciation			14.69	14.21
PROFIT /(LOSS) BEFORE TAX			2.50	25.05
Provision for Tax			2.25	13.71
Current Tax		4.75		
Deferred Tax		(2.50)		
PROFIT /(LOSS) AFTER TAX			0.25	11.34
Add : Balance as per last Balance Sheet			(212.97)	(219.14)
Income tax - earlier years				
Prior period adjustments - Deferred Tax reversal 31.12.2001			18.88	(5.17)
PROFIT /(LOSS) AVAILABLE FOR APPROPRIATION			(193.84)	(212.97)
APPROPRIATION				
Balance c/f in Profit & (Loss) Account			(193.84)	(212.97)
NOTES TO THE ACCOUNTS	18			

The schedules referred to above form an integral part of the Accounts.
This is the Profit and Loss Account referred to in our report of even date.

For A MALHOTRA & ASSOCIATES
Chartered Accountants

On behalf of the Board of Directors

J L MALHOTRA	**ASHOK JAIN**	**K. VENKATA RAMANA**	**S. MEHTA**	**B. K. RAIZADA**	**YATENDER KUMAR**
F.C.A.	*Head-Finance & Commercial*	*Company Secretary*	*Director-Fine Chemicals*	*Chairman*	*Director*

Place : New Delhi
Dated : April 23, 2003

RANBAXY FINE CHEMICALS LIMITED

SCHEDULES

		Rs. Lacs	
	2002		2001
SCHEDULE-1			
SHAREHOLDERS' FUNDS			
SHARE CAPITAL			
Authorised			
10,000,000 Equity shares of Rs. 10 each	**1,000.00**		1,000.00
Issued, Subscribed and paid-up			
5,550,000 Equity shares of Rs. 10 each fully paid-up	**555.00**		555.00
	555.00		555.00
SCHEDULE-2			
UNSECURED LOANS			
From Holding Company	**672.56**		1,164.97
	672.56		1,164.97
SCHEDULE-3			
SECURED LOANS			
Cash Credit from banks - secured against hypothecation of first charge on all the Company's present & future goods, produce, merchandise, stocks, Book debts, receivables, claims & other assets.			
ICICI BANK LIMITED	**23.63**		26.25
	23.63		26.25

SCHEDULE-4	January 1, 2002	Additions	Deletions	December 31, 2002
FIXED ASSETS				
GROSS BLOCK				
Machinery	**101.59**	19.80	22.53	**98.86**
Air-Conditioning Plant & Equipment	**1.53**	0.18	–	**1.71**
Moulds & Dies	**1.35**	–	–	**1.35**
Furniture & Fixtures	**7.00**	0.87	3.48	**4.39**
Office Equipment	**3.88**	2.15	0.91	**5.12**
Computer & Accessories	**52.67**	1.17		**53.84**
TOTAL - CURRENT YEAR	**168.02**	24.17	26.92	**165.27**
(Total - Previous period)	165.49	2.58	0.05	168.02
DEPRECIATION				
Machinery	**7.98**	5.07	2.89	**10.16**
Air-Conditioning Plant & Equipment	**0.25**	0.08	–	**0.33**
Moulds & Dies	**0.70**	0.22	–	**0.92**
Furniture & Fixtures	**1.96**	0.44	0.93	**1.47**
Office Equipment	**0.91**	0.29	0.11	**1.09**
Computer & Accessories	**27.99**	8.59	–	**36.58**
TOTAL - CURRENT YEAR	**39.79**	14.69	3.93	**50.55**
(Total - Previous period)	25.58	14.21	–	39.79
NET BLOCK				
Machinery	**93.61**	–	–	**88.70**
Air-Conditioning Plant & Equipment	**1.28**	–	–	**1.38**
Moulds & Dies	**0.65**	–	–	**0.43**
Furniture & Fixtures	**5.04**	–	–	**2.92**
Office Equipment	**2.97**	–	–	**4.03**
Computer & Accessories	**24.68**	–	–	**17.26**
TOTAL - CURRENT YEAR	**128.23**	–	–	**114.72**
(Total - Previous period)	139.91	–	–	128.23

	2002	2001
SCHEDULE-5		
INVESTMENTS		
UNQUOTED	**17.43**	17.43
(1,550,000 Equity shares of Rs. 10 each of Ranbaxy Drugs & Chemicals Company) a Subsidiary Company of Ranbaxy Laboratories Limited - Long Term Investment (Previous year 1,550,000 Equity)		
	17.43	17.43
SCHEDULE-6		
INVENTORIES		
(As certified by the management)		
Raw Materials	**121.27**	164.13
Work in Process	**24.86**	41.71
Packing Materials	**49.28**	64.47
Finished Goods with Manufacturers	**11.82**	15.12
Finished Goods	**387.49**	446.56
	594.72	731.99
SCHEDULE-7		
SUNDRY DEBTORS		
(Unsecured - considered good)		
Debts over six months	**46.87**	45.91
Less : Doubtful and provided for	**40.37**	–
	6.50	45.91
Other Debts	**614.41**	781.66
	620.91	827.57

RANBAXY FINE CHEMICALS LIMITED

SCHEDULES

	2002	2001
	Rs. Lacs	
SCHEDULE-8		
CASH AND BANK BALANCES		
Cash in hand	0.89	0.53
Cheques in hand pending for realisation	115.24	854.21
Remittances in Transit	–	2.12
Balances with banks	3.42	5.61
Margin Money against Bank Guarantee	12.55	2.55
	132.10	865.02
SCHEDULE-9		
LOANS & ADVANCES		
(Unsecured - considered good)		
Income Tax Paid	7.45	9.92
Due from Holding Company - M/s Ranbaxy Laboratories Ltd.	14.81	24.50
Suppliers	68.68	74.47
Advances recoverable in cash or in kind or for value to be received		
Employees	17.84	17.00
Others	48.22	47.51
	157.00	173.40
SCHEDULE-10		
CURRENT LIABILITIES		
Sundry Creditors	461.04	388.39
Others	115.92	83.62
Temporary overdraft	0.32	720.76
	577.28	1,192.77
SCHEDULE-11		
PROVISIONS		
Income Tax	4.75	4.19
Deferred Tax Liability	(2.50)	14.69
	2.25	18.88
SCHEDULE-12		
SALES		
Sales	3,298.67	3,222.15
	3,298.67	3,222.15
SCHEDULE-13		
OTHER INCOME		
Interest received	4.86	2.54
Insurance claims received	6.68	19.89
Technical consultancy fee	–	48.69
Unclaimed balances & Excess Provision Written back	0.81	–
Miscellaneous receipts	2.35	1.77
Exchange rate fluctuation	–	0.70
	14.70	73.59
SCHEDULE-14		
MATERIALS		
Raw materials consumed	947.69	988.68
Packing materials consumed	190.08	171.79
Finished goods purchased	266.20	228.75
Increase in Finished Goods & Work in progress		
Opening Stock - Work in Process	41.71	63.09
- Finished Goods with Manufacturers	15.12	76.93
- Finished Goods with Branches	446.56	483.20
	503.39	623.22
Closing Stock - Work in Process	(24.86)	(41.71)
- Finished Goods with Manufacturers	(11.81)	(15.12)
- Finished Goods with Branches	(387.49)	(446.56)
	(424.16)	(503.39)
Decrease (Increase) in stocks	79.23	119.83
Materials consumed	1,483.20	1,509.05
SCHEDULE-15		
MANUFACTURING EXPENSES		
Stores & spares consumed	5.98	5.17
Analytical & Processing Charges	130.35	172.83
Excise Duty paid	223.10	214.89
	359.43	392.89
SCHEDULE-16		
PERSONNEL		
Salaries, Wages & Bonus	195.25	192.18
Contribution to Provident & Other funds	9.25	9.46
Staff Welfare Expenses	45.16	42.08
	249.66	243.72

RANBAXY FINE CHEMICALS LIMITED

SCHEDULES

SCHEDULE-17

ADMINISTRATION, SELLING & MISCELLANEOUS	2002 (Rs. Lacs)	2001 (Rs. Lacs)
Rental	**32.99**	22.50
Insurance	**17.13**	14.88
Rates & Taxes	**0.02**	0.04
Legal & professional charges	**41.26**	21.61
Travelling & Conveyance	**82.16**	71.52
Conference & Meetings	**10.71**	6.86
Gifts & Presents	**1.22**	0.47
Communications	**26.27**	36.36
Printing and Stationery	**23.05**	20.60
Books & Pamphlets	**0.47**	0.30
Bank Charges	**6.68**	8.68
Recruitment & Training	**4.84**	4.80
Amount written off	**–**	5.41
Provision for Doubtful debts	**50.29**	
Office & other expenses	**33.59**	29.07
Clearing & Handling Charges	**–**	1.09
Discount	**613.50**	576.87
Freight & Cartage	**86.12**	91.35
Commission	**48.03**	57.14
Advertisement and Promotion	**20.47**	9.81
Turnover Tax	**0.78**	3.36
Director Fees	**–**	0.02
Loss On Sale Of Assets(Net)	**3.96**	0.03
Deferred revenue expenditure written off	**0.01**	0.06
Preliminary Expenses written off	**1.24**	0.48
Auditors' Remuneration		
Statutory Audit fee	**1.15**	1.15
Tax audit fees	**0.10**	0.10
	1,106.04	984.56

SCHEDULE-18

NOTES TO THE ACCOUNTS

1. **Significant Accounting Policies**

   i) **System of Accounting**
   The Company follows the accrual basis of accounting.

   ii) **Fixed Assets and Depreciation**
   Fixed Assets are stated at cost less depreciation. Depreciation on fixed assets is provided on straight line method at the rates and in the manner prescribed in Schedule-XIV to the Companies Act, 1956.

   iii) **Investments**
   Investment of 1,550,000 Equity shares of Rs. 10 each with Ranbaxy Drugs & Chemicals Company a Subsidiary Company of Ranbaxy Laboratories Limited - Long Term Investment.

   iv) **Valuation of Inventories**
   Inventories are valued as under :
   Stores & spares, raw materials and packaging materials - at weighted average cost.
   Finished goods - at lower of cost and net realisable value.
   Work-in-process - at cost up to estimated stage of process.

   v) **Sales**
   Sales are stated net of returns and sales tax.

   vi) **Retirement Benefits**
   a) Contributions in respect of provident fund and superannuation fund are made to Trusts.
   b) Provisions for future liabilities in respect of gratuity and leave encashment benefits are made based on acturial valuation.

2. In the opinion of the Board of Directors, current assets, loans and advances, are realisable in the ordinary course of business will at least equal to the amount at which they are stated. Provision for all known liabilities has been made in the accounts.
3. The entire equity shares of the Company are held by Ranbaxy Laboratories Limited.
4. Sundry Creditors include Rs. 114.79 lacs due to small scale industrial undertakings. Out of which Rs. 2.42 lacs is due below 30 days and Rs. 112.37 lacs is due above 30 days. These dues have been determined to the extent such parties have been identified on the basis of the information available with the Company. (annex. encl.)
5. **ADDITIONAL INFORMATION PURSUANT TO PARAGRAPHS 3 & 4 OF PART II OF SCHEDULE VI TO THE COMPANIES ACT, 1956, (AS CERTIFIED BY A DIRECTOR AND ACCEPTED BY THE AUDITORS)**

   A. **Particulars in respect of goods manufactured**
   The entire production of the Company is through job-workers. Since the products involved are voluminous, it is not possible to give product-wise details.

   B. **Stocks, purchases & sales of finished goods** — **Rs. Lacs**

Particulars	Opening stock	Production	Sales	Closing stock
Chemicals*	**461.68**	**1,403.97**	**3,298.67**	**399.30**
(Previous Year)	560.13	1,389.22	3,222.15	461.68

* The relevant product wise data is not stated for the reasons mentioned at "A" above.

Consumption of raw material, components and spares — **Rs. Lacs**

Particulars	**Year ended 31.12.2002 Materials**	Year ended 31.12.2001 Materials
Indigenous	**1,254.96**	1,209.08
Imported	**228.24**	299.97

	Year ended 31.12.2002	Period ended 31.12.2001
C. Information of imports on CIF basis		
Raw materials	**144.03**	180.65
Components & spare parts	**–**	–
D. Expenditure in foreign currency		
Others	**2.37**	–
E. Income in foreign exchange		
Goods exported at FOB basis (excluding sales to Nepal)	**–**	14.70
Others	**4.49**	2.80

   F. **Previous year figures have been regrouped to the extent considered necessary.**

Signatories of Schedules 1 to 18

For A MALHOTRA & ASSOCIATES
Chartered Accountants

On behalf of the Board of Directors

J L MALHOTRA *F.C.A.*

ASHOK JAIN *Head-Finance & Commercial*

K. VENKATA RAMANA *Company Secretary*

S. MEHTA *Director-Fine Chemicals*

B. K. RAIZADA *Chairman*

YATENDER KUMAR *Director*

Place : New Delhi
Dated : April 23, 2003

RANBAXY FINE CHEMICALS LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	11011	State Code:	06
Balance Sheet Date:	31 (Date) 12 (Month) 2002 (Year)		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	183072	Total Assets:	183072
Sources of Funds			
Paid-up Capital:	55500	Reserves & Surplus:	NIL
Secured Loans:	2363	Unsecured Loans:	67256
Application of Funds			
Net Fixed Assets:	11472	Investments:	1743
Net Current Assets:	92520	Misc. Expenditure:	NIL
Accumulated Losses:			

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover :	331337	Total Expenditure:	331087
Profit / Loss before Tax:	+ ✓ 250	Profit/Loss after tax:	+ ✓ 25
Earning Per Share in Rs.:		Dividend Rate (%) :	

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS OF THE COMPANY (AS PER MONETARY TERMS)

Product Description: FINE CHEMICALS

On behalf of the Board of Directors

ASHOK JAIN	K. VENKATA RAMANA	S. MEHTA	B. K. RAIZADA	YATENDER KUMAR
Head-Finance & Commercial	*Company Secretary*	*Director-Fine Chemicals*	*Chairman*	*Director*

Place : New Delhi
Dated: April 23, 2003

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting the Fifteenth Annual Report of the Company and Audited Accounts for the year ended December 31, 2002.

Operations

During the year under review the Company has earned a Gross Income of Rs. 374.46 lacs and earned a net profit of Rs. 93.71 lacs and the same has been carried forward to the next year.

Dividend

In view of inadequate profits, the Board of Directors has not recommended any dividend.

Directors

Mr. S. C. Agrawal, Director, retires by rotation at the ensuing Annual General Meeting and is eligible for re-appointment.

Subsidiary Company

The reports and audited accounts of M/s. Vidyut Travel Services Ltd. a wholly-owned subsidiary of the Company along with statement pursuant to Section 212 of the Companies Act, 1956 forms part of the Annual Report.

Fixed Deposits

The Company has not invited/received any fixed deposits during the year under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

None of the employees is in receipt of remuneration for the year, which in aggregate was more than the limit prescribed under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of Conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars relevant to be furnished pertaining to conservation of energy/ technology absorption. Foreign exchange earnings and outgo was nil.

Auditors

M/s. Harish Gambhir & Co., Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Audit Committee

The Company has an Audit Committee comprising of Mr. Rahul Goswami, Mr. S. C. Agrawal and Mr. R. C. Gupta Directors of the Company.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956 (Act), your Directors confirm as under:

(i) that in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

(ii) that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the loss of the Company for that period;

(iii) that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the Directors had prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors

Place : New Delhi
Dated: March 28, 2003

S. C. AGRAWAL *Director*
RAHUL GOSWAMI *Director*

AUDITORS' REPORT

to the members of Vidyut Investments Limited.,

We have audited the attached Balance Sheet of **Vidyut Investments Limited** as at December 31, 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
2. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in Paragraph 4 and 5 of the said order.
3. Further to our comments in the Annexure referred to above, we report that :
   (a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   (b) In our opinion, proper books of account as required by Law have been kept by the Company so far as appears from our examination of the books;
   (c) In our opinion, the Balance Sheet and the Profit and Loss Account comply with the Accounting Standards prescribed by the Institute of Chartered Accountants of India, referred to in Section 211 (3C) of the Companies Act, 1956 of India ("the Act").
   (d) On the basis of the written representations received from the Directors as on December 31, 2002 and taken on records by the Boards of Directors, we report that none of the Directors is disqualified as on December 31, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Act.
   (e) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :
      (i) In the case of the Balance Sheet, of the State of Affairs of the Company as at December 31, 2002 and
      (ii) In the case of the Profit and Loss Account, of the Profit for the year ended on that date.

For HARISH GAMBHIR & CO.
Chartered Accountants

Place : New Delhi
Dated : March 28, 2003

HARISH K. GAMBHIR
Proprietor

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in our report of even date)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of its Fixed Assets. The Fixed Assets of the Company have been physically verified by the Management at reasonable interval during the year. As explained to us, no material discrepancies have been noticed on such verification.
2. The Fixed Assets of the Company have not been revalued during the year.
3. As explained to us the stock of shares and securities has been physically verified by the Management during the year.
4. In our opinion, the procedures of physical verification followed by the Management are reasonable and adequate in relation to the size of the Company and nature of its business.
5. We are informed that no material discrepancies were noticed on verification between the physical stocks and the books records.
6. On the basis of our examination of the stock records, in our opinion, the valuation of stocks of shares and securities is fair and proper and in accordance with the normally accepted Accounting Principles followed in India and is on the same basis as in the earlier years.
7. The Company has not taken any loans, secured or unsecured from Companies, Firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. In terms of sub-section (6) of Section 370 of the Companies Act, 1956, the provisions of the section are not applicable to a company on or after October 31, 1998.
8. The Company has given loans to Companies, Firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. The rate of interest and other terms & conditions are prima facie not prejudicial to the interest of the Company. In terms of sub-section (6) of Section 370 of the Companies Act, 1956, the provisions of the section are not applicable to a company on or after October 31, 1998.
9. In respect of loans and advances in the nature of Loans given by the Company, where stipulations have been made, the parties including employees are repaying the principal amounts as stipulated or as rescheduled, and are also regular in payment of interest, wherever applicable.
10. The Company has not accepted any deposits from the public to which provisions of section 58A of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 apply.
11. In our opinion, the Company has an adequate internal audit system commensurate with its size and nature of business.
12. The provision of Provident Fund Act and Employees State Insurance Act are not yet applicable to the Company.
13. On the last day of the Financial Year there was no amount outstanding in respect of undisputed Income Tax, Wealth Tax and Sales Tax, Customs Duty and Excise Duty which were due for more than six months from the date they become payable.
14. During the course of our examination of the books of account carried out with the generally accepted auditing practices, we have not come across any personal expenses of employees or Directors which have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practices.
15. As the Company is an investment company, it is not an Industrial Undertaking within the meaning of Clause (o) of Sub-section (1) of the section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985. Consequently, the provisions of Clause (xx) of Clause A of paragraph 4 of the Order are not, applicable to the Company.
16. The Company has maintained proper records for loans granted on the basis of security by way of pledge of securities;
17. In respect of the Company's activities relating to dealing in shares, securities and debentures, proper records have been maintained of the transactions and contracts and timely entries have been made therein. The Investment of the Company are held in its own name except to the extent of exemption if any, granted under Section 49 of the Companies Act, 1956;
18. Other provisions of Clause 4A and 4D of the Manufacturing and Other Companies (Auditors' Report) Order, 1988 are not applicable to the Company for the year and have therefore not been commented upon.

For HARISH GAMBHIR & CO.
Chartered Accountants

Place : New Delhi
Dated : March 28, 2003

HARISH K. GAMBHIR
Proprietor

VIDYUT INVESTMENTS LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2002

	Schedule	2002 Rs. Lacs	2001 Rs. Lacs
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Capital	1	2,500.84	2,500.84
Reserves and Surplus	2	269.92	185.29
LOAN FUNDS			
Unsecured Loans	3	3,537.77	6,211.87
TOTAL		6,308.53	8,898.00
APPLICATION OF FUNDS			
FIXED ASSETS	4		
Gross Block		7.35	7.35
Less : Depreciation		6.79	5.62
Net Block		0.56	1.73
INVESTMENTS	5	2,156.04	2,239.88
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry Debtors	6	2,135.51	3,602.49
Cash & Bank Balances		0.43	18.66
Loans and Advances	7	2,040.44	3070.76
		4,176.38	6,691.91
LESS :			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	8	4.11	22.19
Provisions	9	20.75	13.50
		24.86	35.69
NET CURRENT ASSETS		4,151.52	6,656.22
DEFERRED TAX ASSETS	10	0.41	0.17
TOTAL		6,308.53	8,898.00
SIGNIFICANT ACCOUNTING POLICIES	13		
NOTES TO THE ACCOUNTS	14		

The schedules referred to above form an integral part of the Accounts.
This is the Balance Sheet referred to in our report of even date.

For HARISH GAMBHIR & CO.
Chartered Accountants

For and on behalf of the Board of Directors

HARISH K. GAMBHIR	**ISAIAH J. MATHIAAS**	**S. C. AGRAWAL**	**RAHUL GOSWAMI**
Proprietor	*Company Secretary*	*Director*	*Director*

Place : New Delhi
Dated : March 28, 2003

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002

	Schedule	2002 Rs. Lacs	2001 Rs. Lacs
INCOME			
Sales		–	26,349.72
Interest Income		360.67	783.22
Provision for Doubtful Loans & Advances Written Back		–	950.00
Other Income	11	13.79	689.83
		374.46	28,772.77
EXPENDITURE			
Purchases		–	28,475.55
Finance Cost		0.54	64.17
Loss on Sale of Investments (Net)		34.75	–
Administrative & Other Expenses	12	22.44	45.39
Amounts written off		67.05	202.77
Provision for diminution in the value of long term investments		134.29	–
Depreciation		1.17	40.36
		260.24	28,828.24
PROFIT/(LOSS) BEFORE TAX		114.22	(55.47)
Less : Provision For Tax			
Income Tax		20.75	13.50
Deferred Tax		(0.24)	177.21
PROFIT/(LOSS) AFTER TAX		93.71	(246.18)
Balance as per last Balance Sheet		42.93	111.63
Prior period items			
Taxes for Earlier Years (Net)		9.08	(0.10)
Deferred Tax Credit		–	177.38
Surplus Carried Forward		127.56	42.93
SIGNIFICANT ACCOUNTING POLICIES	13		
NOTES TO THE ACCOUNTS	14		

The schedules referred to above form an integral part of the Accounts.
This is the Profit and Loss Account referred to in our report of even date.

For HARISH GAMBHIR & CO.
Chartered Accountants

For and on behalf of the Board of Directors

HARISH K. GAMBHIR	**ISAIAH J. MATHIAAS**	**S. C. AGRAWAL**	**RAHUL GOSWAMI**
Proprietor	*Company Secretary*	*Director*	*Director*

Place : New Delhi
Dated : March 28, 2003

VIDYUT INVESTMENTS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2002

	Rs. Lacs 2002	2001
1. CAPITAL		
Authorised		
25,750,000 Equity Shares of Rs. 10 each	**2,575.00**	2,575.00
25,000 10% Non Cumulative Redeemable Preference Shares of Rs. 100 each	**25.00**	25.00
	2,600.00	2,600.00
Issued, Subscribed & Paid up		
25,008,400 Equity Shares of Rs. 10 each fully paid up	**2,500.84**	2,500.84
	2,500.84	2,500.84
2. RESERVES AND SURPLUS		
General Reserve		
As per Last Balance Sheet	**22.36**	22.36
Reserve Fund		
As per Last Balance Sheet	**120.00**	120.00
Profit & Loss Account		
Surplus	**127.56**	42.93
	269.92	185.29
3. UNSECURED LOANS		
Short term Loans		
Loan From Holding Company	**3,537.77**	6,211.87
	3,537.77	6,211.87

4. FIXED ASSETS Rs. Lacs

Assets	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	As at Jan. 1, 2002	Additions During The Year	Deductions During The Year	As at Dec. 31, 2002	As at Jan. 1, 2002	Provided For The Year	Adjustment For The Year	As at Dec. 31, 2002	As at Dec. 31, 2002	As at Dec. 31, 2001
A. Other Assets										
Office Equipment	**7.35**	–	–	**7.35**	**5.62**	1.17	–	**6.79**	**0.56**	1.73
Total	**7.35**	–	–	**7.35**	**5.62**	1.17	–	**6.79**	**0.56**	1.73
Previous Year	727.33	0.27	720.25	7.35	234.25	40.36	268.99	5.62	1.73	–

5. INVESTMENTS

Particulars	Numbers 2002	Numbers 2001	Rs. Lacs 2002	Rs. Lacs 2001
LONG TERM INVESTMENTS (OTHER THAN TRADE)				
QUOTED				
Equity Shares of Rs. 10 each fully paid				
Fortis Financial Services Limited	**353,150**	353,150	**144.88**	144.88
Vorin Laboratories Limited	**4,018,383**	3,734,883	**2,045.45**	1,994.75
Fine Drugs & Chemicals Limited	**–**	4,600	**–**	0.20
UNQUOTED				
Equity Shares of Rs. 10 each (Unless otherwise stated) fully paid-up				
Specialty Ranbaxy Limited	**–**	500	**–**	0.05
Investment in wholly owned subsidiary Company				
Vidyut Travel Services Limited	**1,000,000**	1,000,000	**100.00**	100.00
			2,290.33	2,239.88
Less :				
Provision for diminution in value			**134.29**	–
			2,156.04	2,239.88

NOTES :

	2002	2001
Aggregate Value of Investments :		
Quoted		
Market Value	**1,057.38**	870.40
Book Value (Net of Provision)	**2,056.04**	2,139.83
Unquoted		
Book Value	**100.00**	100.05

VIDYUT INVESTMENTS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2002

		2002	2001
		Rs. Lacs	
6.	**SUNDRY DEBTORS**		
	Debts outstanding for a period exceeding six months		
	Secured - Considered good	**308.67**	756.88
	Unsecured - Considered doubtful	**1,826.84**	2,845.61
		2,135.51	3,602.49
7.	**LOANS & ADVANCES**		
	Secured - Considered good	**291.00**	2,380.55
	Unsecured		
	Considered good	**328.47**	252.06
	Considered doubtful	**1,319.94**	325.42
	Tax Deducted at Source	**101.03**	112.73
		2,040.44	3,070.76
8.	**CURRENT LIABILITIES**		
	Other Liabilities	**4.11**	2.25
	Book Overdraft with Banks	–	19.94
		4.11	22.19
9.	**PROVISIONS**		
	Income tax	**20.75**	13.50
		20.75	13.50
10.	**DEFERRED TAX ASSETS**		
	Depreciation	**0.41**	0.17
		0.41	0.17
11.	**OTHER INCOME**		
	Dividend on Long Term Investments	**13.39**	13.39
	Profit on Sale of Investments	–	375.17
	Profit on Sale of Fixed Assets (Net)	–	98.78
	Lease Income	–	58.21
	Vyaj Badla	–	17.67
	Arbitrage	–	25.20
	Miscellaneous	**0.40**	101.41
		13.79	689.83
12.	**ADMINISTRATIVE & OTHER EXPENSES**		
	Salaries & Allowances	**11.83**	12.27
	Communication Expenses	**0.34**	0.75
	Filing Fees	**0.03**	0.08
	Legal & Professional	**4.84**	20.71
	Rates & Taxes	**0.02**	0.06
	Conveyance Expenses	**0.02**	0.08
	Depository & Custodial Charges	**1.30**	10.44
	Others	**4.06**	1.00
		22.44	45.39

13. SIGNIFICANT ACCOUNTING POLICIES

1 System of Accounting

The financial statements have been prepared under the historical cost convention, in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956.

The Company follows mercantile system of accounting & recognises Income & Expenditure on accrual basis except where significant uncertainties exist in regard to realisability of revenue which is accounted for on receipt basis.

2 Fixed Assets

Fixed Assets are stated at cost less accumulated depreciation.

3 Depreciation

Depreciation on Fixed Assets including leased assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

4 Investments

Long term investments are stated at cost. However, provision for diminution is made to recognise a decline, other than temporary, in the value of investments.

Current Investments are stated at lower of cost or fair value.

5 Deferred Tax

Deferred Tax is recognised, subject to the consideration of prudence, on timing difference, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

VIDYUT INVESTMENTS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2002

	Rs. Lacs 2002	2001
14. NOTES TO THE ACCOUNTS		
I. Profit & Loss Account		
1. Interest Cost includes :		
Interest to Ranbaxy Laboratories Ltd. (Holding Company)	–	63.66
Other Interest	**0.50**	0.32
2. Tax deducted at source :		
On Interest Income	**56.24**	60.01
On Others	–	7.65
3. Payment to Auditors		
Audit Fees		
Statutory	**1.50**	1.25
Tax	**0.30**	0.26
Other matters		
Company Law & Other Matters	**0.30**	0.60
Taxation	**0.70**	–
Certification	–	0.01
Travel & Out of Pocket	–	0.09
Service Tax	**0.09**	0.08

II. Balance Sheet

1. The entire equity share capital of the Company is held by Ranbaxy Laboratories Limited.
2. No provision has been made for doubtful debts and loans and advances (agreegate Rs. 3146.78 Lacs, Previous Year Rs. 3171 Lacs) in view of the provision of Rs. 3500 Lacs made by Ranbaxy Laboratories Limited, the Holding Company in their accounts in respect of the company.
3. Provision for taxation for the year represents the tax liability for assessment year 2002-03 relevant to the period April 1, 2001 to March 31, 2002. No provision for taxation for the period from April 1, 2002 to December 31, 2002 has been made as the tax liability, if any will be determined on the basis of accounts for the 12 months ending on March 31, 2003.
4. Additional information pursuant to the Provision of paragraph 3 & 4 of part II of Schedule VI to the Companies Act, 1956 is either NIL or not applicable and hence not stated.

III. Previous Year Figures

Previous year figures have been recast & regrouped wherever necessary.

Signatories to the Schedules 1 to 14

For HARISH GAMBHIR & CO.
Chartered Accountants

For and on behalf of the Board of Directors

HARISH K. GAMBHIR	**ISAIAH J. MATHIAAS**	**S. C. AGRAWAL**	**RAHUL GOSWAMI**
Proprietor	*Company Secretary*	*Director*	*Director*

Place : New Delhi
Dated : March 28, 2003

Statement Regarding Subsidiary Company Pursuant to section 212(3) and 212(5) of the Companies Act, 1956

Name of Subsidiary Company	Financial Year to which Accounts relate	Holding Company's interest as at close of Financial Year of Subsidiary Company		Net aggregate amount of Subsidiary Company's Profits after deducting its Losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's Account		Net aggregate amount of Subsidiary Company's Profit after deducting its Losses or vice-versa, dealt within the Company's Account		Holding Company's interest as at 31.12.2002 incorporting Changes since close of Financial Year of Subsidiary Company
		i) Share Holding	ii) Extent of Holding %	**For the Current Accounting Year Rs. (Lacs)**	For the Previous Accounting Years Rs. (Lacs)	**For the Current Accounting Year Rs. (Lacs)**	For the Previous Accounting Years Rs. (Lacs)	
Vidyut Travel Services Ltd	Dec. 31, 2002	1,000,000 equity shares of Rs. 10 each	100	**16.07 (Loss)**	17.95 (Profit)	**NIL**	NIL	No change

For and on behalf of the Board of Directors

ISAIAH J MATHIAAS	**S. C. AGRAWAL**	**RAHUL GOSWAMI**
Company Secretary	*Director*	*Director*

Place : New Delhi
Dated : March 28, 2003

VIDYUT INVESTMENTS LIMITED

STATEMENT PURSUANT TO PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956
BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	16-8444	State Code:	55
Balance Sheet Date:	31 12 2002		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	--NIL---	Rights Issue :	--NIL---
Bonus Issue:	--NIL---	Private Placement :	--NIL---

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	630853	Total Assets:	630853
Sources of Funds			
Paid-up-Capital:	250084	Reserves & Surplus:	26992
Secured Loans:	--NIL---	Unsecured Loans:	353777
Application of Funds			
Net Fixed Assets:	56	Investments:	215604
Net Current Assets:	415193*	Misc. Expenditure:	--NIL---
Accumulated Losses:	--NIL---		

*Including Net Deferred Tax Assets.

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover	37446	Total Expenditure:	26024
Profit/Loss before Tax (Please Tick App. Box + for Profit - for Loss)	+ ✓ 11422	Profit/Loss after Tax	+ ✓ 9371
Earning Per Share in Rs.	0.37	Dividend Rate Equity Sh.	NIL
		Dividend Rate Pref. Sh.	NIL

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS/SERVICES OF THE COMPANY (AS PER MONETARY TERMS)

Item Code No.	--NIL---	Product Description	INVESTMENTS TRADE FINANCE

For and on behalf of the Board of Directors

Place : New Delhi
Dated : March 28, 2003

ISAIAH J. MATHIAAS	S. C. AGRAWAL	RAHUL GOSWAMI
Company Secretary	*Director*	*Director*

VIDYUT TRAVEL SERVICES LIMITED

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting the Seventh Annual Report of the Company and Audited Accounts for the year ended December 31, 2002.

Operations

During the year under review, the Company incurred a loss of Rs. 16,07,474.

Shortfall in flying hours and consequent fall in chartering income was primarily due to steep downfall in visit of foreign tourists into india after the September 11 attack on the World Trade Centre and disturbed conditions in some parts of India which resulted in recession in aviation and hospitality industry.

Directors

Mr. Narender Jha was appointed as an Additional Director of the Company effective December 2, 2002 and he holds office up to the date of this Annual General Meeting. The Company has received a notice from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Narender Jha as a Director of the Company.

Col. Surindar Singh, was re-appointed as Executive Director of the Company for the period from January 1, 2003 to December 31, 2003. Requisite approval of the shareholders for his re-appointment & remuneration is being sought at the ensuing Annual General Meeting.

Mr. Sandeep Mehandroo retires by rotation at the ensuing Annual General Meeting and is eligible for re-appointment.

Fixed Deposits

The Company has not invited/received any fixed deposits during the period under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

None of the employees is in receipt of remuneration for the year, which in aggregate was more than the limit prescribed under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of Conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars relevant to be furnished pertaining to conservation of energy/ technology absorption. Foreign exchange earnings and outgo was Rs. NIL.

Auditors

M/s. Walker, Chandiok & Co, Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956 (Act), your Directors confirm as under:

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the loss of the Company for that period;

(iii) that the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the Directors have prepared the annual accounts on a going concern basis.

Acknowledgements

Your Directors wish to place on record their deep sense of appreciation of sustained and dedicated efforts put in by all personnel at all levels.

Your Directors also appreciate the valuable assistance and co-operation and continued support extended by the Company's bankers and business associates.

On behalf of the Board of Directors

Place : New Delhi
Dated : March 21, 2003

COL. SURINDAR SINGH *Executive Director* **SANDEEP MEHANDROO** *Director*

AUDITORS' REPORT

to the members of Vidyut Travel Services Limited,

We have audited the attached balance sheet of Vidyut Travel Services Limited ("the Company") as at December 31, 2002 and also the profit and loss account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 ("the Order"), issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956 ("the Act") we give in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the Order.

Further to our comments in the Annexure referred to above, we report that:

i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

iii) The balance sheet and profit and loss account dealt with by the report are in agreement with the books of account;

iv) In our opinion and to the best of our information and according to the explanations given to us, the financial statements, read together with notes thereon, comply with the accounting standards referred to in sub-section (3C) of section 211 of the Act, give the information required by the Act in the manner so required and give a true and fair view in conformity with accounting principles generally accepted in India:

   a) in the case of the balance sheet, of the state of affairs of the Company as at December 31, 2002; and

   b) in the case of the profit and loss account, of the loss for the year ended on that date;

v) On the basis of the written declarations received from the Directors and taken on record by the Board of Directors, we report that none of the Directors was disqualified as at December 31, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Act.

For WALKER, CHANDIOK & CO
Chartered Accountants

Place : New Delhi
Dated : March 21, 2003

VINOD CHANDIOK
Partner

Annexure to the Auditors' Report of even date to the members of Vidyut Travel Services Limited on the financial statements for the year ended December 31, 2002

i) The Company is maintaining proper records showing full particulars including quantitative details and situation of fixed assets, which have been physically verified by the management during the year at reasonable intervals. No discrepancies were noticed on physical verification of fixed assets;

ii) There has been no revaluation of fixed assets during the year;

iii) The stock of maintenance spares have been physically verified by the management during/at the end of the year. In our opinion, the frequency of verification is reasonable;

iv) In our opinion, the procedures for physical verification of stock followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business;

v) No discrepancies have been noticed on physical verification of stock as compared to book records;

vi) In our opinion, the valuation of stock is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year;

vii) In our opinion, there is an adequate internal control procedure commensurate with the size of the Company and nature of its business for purchase of maintenance spares and other assets;

viii) In our opinion and according to the information and explanations given to us, the Company has an internal audit system commensurate with its size and nature of its business;

ix) According to the records of the Company, there are no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax, customs duty and excise duty as at December 31, 2002 which are outstanding for a period of more than six months from the date the same became payable;

x) According to the information and explanations given to us, no personal expenses of employees or Directors other than those payable under contractual obligations or in accordance with generally accepted business practice have been charged to revenue account;

xi) Other matters specified in the Order are not included in the report since they are not applicable to the Company / required to be reported.

For WALKER, CHANDIOK & CO
Chartered Accountants

Place : New Delhi
Dated : March 21, 2003

VINOD CHANDIOK
Partner

VIDYUT TRAVEL SERVICES LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2002

	Schedule	2002 Rs.	2001 Rs.
SOURCES OF FUNDS			
Shareholders' funds			
Capital	1	10,000,000	10,000,000
		10,000,000	10,000,000
Loan funds			
Unsecured loans	2	46,805,105	51,075,000
TOTAL		56,805,105	61,075,000
APPLICATION OF FUNDS			
Fixed assets	3		
Gross block		55,655,322	55,625,352
Less : Depreciation		3,392,316	252,637
Net block		52,263,006	55,372,715
Current assets, loans and advances			
Inventories	4	1,109,281	1,277,549
Sundry debtors	5	1,034,362	3,277,487
Cash and bank balances	6	657,780	274,071
Other current assets	7	1,839	12,937
Loans and advances	8	1,100,992	1,217,342
		3,904,254	6,059,386
Less:			
Current liabilities and provisions			
Liabilities	9	372,509	274,657
Provisions	10	22,934	21,541
		395,443	296,198
Net current assets		3,508,811	5,763,188
Deferred tax liabilities (Net)	11	(615,000)	(96,000)
Miscellaneous expenditure (to the extent not written off or adjusted)			
Preliminary expenses		–	4,656
Deficit in profit and loss account		1,648,288	30,441
TOTAL		56,805,105	61,075,000
Significant accounting policies and notes to the financial statements.	16		

The schedules referred to above form an integral part of the financial statements.

This is the balance sheet referred to in our report of even date.

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : March 21, 2003

On behalf of the Board of Directors

COL. SURINDAR SINGH
Executive Director

SANDEEP MEHANDROO
Director

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002

	Schedule	2002 Rs.	2001 Rs.
INCOME			
Chartering of aircraft		10,138,166	12,441,464
Interest on :			
Income-tax refund		33,434	23,160
Deposits and others		3,782	267,162
Unclaimed balances and excess provisions written back		–	102,907
Miscellaneous		565,442	3,664,498
TOTAL		10,740,824	16,499,191
T.D.S. on interest		1,098	53,976
EXPENDITURE			
Operating expenses	12	3,830,693	10,575,302
Personnel	13	1,405,103	846,103
Administration	14	3,449,167	3,049,382
Preliminary expenses		4,656	1,164
Depreciation		3,139,679	151,493
TOTAL		11,829,298	14,623,444
PROFIT/(LOSS) BEFORE TAX		(1,088,474)	1,875,747
Provision for tax	15	(519,000)	(81,000)
PROFIT/(LOSS) AFTER TAX		(1,607,474)	1,794,747
Balance as per last balance sheet		(30,441)	(1,947,219)
Earlier year :			
Income-tax		(10,373)	–
Deferred tax		–	(15,000)
Depreciation written back		–	137,031
Deficit carried forward		(1,648,288)	(30,441)

The schedules referred to above form an integral part of the financial statements.

This is the profit and loss account referred to in our report of even date.

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : March 21, 2003

On behalf of the Board of Directors

COL. SURINDAR SINGH
Executive Director

SANDEEP MEHANDROO
Director

VIDYUT TRAVEL SERVICES LIMITED

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	Rs. 2001
SCHEDULE - 1		
SHARE CAPITAL		
Authorised		
1,000,000 Equity shares of Rs. 10 each	10,000,000	10,000,000
	10,000,000	10,000,000
Issued, subscribed and paid up		
1,000,000 Equity shares of Rs. 10 each fully paid up	10,000,000	10,000,000
	10,000,000	10,000,000
SCHEDULE - 2		
UNSECURED LOANS		
Ranbaxy Laboratories Limited, holding company	46,805,105	51,075,000
	46,805,105	51,075,000

SCHEDULE - 3
FIXED ASSETS

(Figures in Rupees)

	2001	Additions (Deletions)	2002
Gross block			
Aircraft	55,000,000	–	55,000,000
Furniture, fixtures & equipments	233,142	29,970	263,112
Vehicles	392,210	–	392,210
Total - Current year	55,625,352	29,970	55,655,322
Previous year	515,577	55,222,135	55,625,352
		(112,360)	
Depreciation			
Aircraft	92,822	3,080,000	3,172,822
Furniture, fixtures & equipments	81,123	22,419	103,542
Vehicles	78,692	37,260	115,952
Total - Current year	252,637	3,139,679	3,392,316
Previous year	279,092	151,493	252,637
		(177,948)	
Net block			
Aircraft	54,907,178		51,827,178
Furniture, fixtures & equipments	152,019		159,570
Vehicles	313,518		276,258
Total - Current year	55,372,715		52,263,006
Previous year	236,485		55,372,715

	2002	Rs. 2001
SCHEDULE - 4		
INVENTORIES		
Maintenance spares	1,109,281	1,277,549
	1,109,281	1,277,549
SCHEDULE - 5		
SUNDRY DEBTORS		
(Unsecured, considered good unless otherwise stated)		
Debts over six months	329,787	89,477
Less: Doubtful and provided for	(49,200)	(49,200)
	280,587	40,277
Others Debts	753,775	3,237,210
	1,034,362	3,277,487
SCHEDULE - 6		
CASH AND BANK BALANCES		
Cash in hand	268,650	32,000
Balance with scheduled banks in current account	389,130	242,071
	657,780	274,071
SCHEDULE - 7		
OTHER CURRENT ASSETS		
(Unsecured, considered good)		
Interest accrued on deposits	1,839	12,937
	1,839	12,937

VIDYUT TRAVEL SERVICES LIMITED

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	Rs.	
	2002	2001
SCHEDULE - 8		
LOANS AND ADVANCES		
(Unsecured, considered good)		
Advances recoverable in cash or in kind or for value to be received	420,489	336,614
Security deposit	264,004	250,222
Prepaid income - tax	416,499	630,506
	1,100,992	1,217,342
SCHEDULE - 9		
CURRENT LIABILITIES		
Other liabilities	372,509	274,657
	372,509	274,657
SCHEDULE - 10		
PROVISIONS		
Retirement benefits	22,934	21,541
	22,934	21,541
SCHEDULE - 11		
DEFERRED TAX LIABILITES (NET)		
DEFERRED TAX ASSETS		
On provisions made	26,000	5,000
DEFERRED TAX LIABILITIES		
Accumulated depreciation	(641,000)	(101,000)
	(615,000)	(96,000)
SCHEDULE - 12		
OPERATING EXPENSES		
Rent		
Aircraft	87,250	6,131,002
Other	25,179	22,890
Catering	52,778	59,043
Fuel	1,377,391	2,068,741
Landing and parking	650,349	853,506
Repair and maintenance - Aircraft	1,637,746	1,440,120
	3,830,693	10,575,302
SCHEDULE - 13		
PERSONNEL		
Salaries and allowances	1,308,796	730,754
Staff welfare	96,307	62,235
Training	–	53,114
	1,405,103	846,103
SCHEDULE - 14		
ADMINISTRATION		
Rent	120,000	72,581
Rates & taxes	10,426	13,415
Professional	488,906	891,162
Communication	190,751	298,072
Loss on sale of fixed assets	–	6,443
Travel and transport	554,103	557,934
Commission on bookings	5,600	6,229
Insurance	1,849,351	790,468
Exchange loss	–	7,507
Amounts written off	79,394	175,246
Other expenses	150,636	230,325
	3,449,167	3,049,382
SCHEDULE - 15		
PROVISION FOR TAX		
Deferred income-tax	519,000	81,000
	519,000	81,000

VIDYUT TRAVEL SERVICES LIMITED

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE - 16

SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO THE FINANCIAL STATEMENTS

1. **SIGNIFICANT ACCOUNTING POLICIES :**

   (a) Fixed assets
   Fixed assets are stated at cost (gross block) less accumulated depreciation.
   Depreciation on fixed assets is charged on straight line method at the rates and in the manner specified in schedule XIV to the Companies Act, 1956.

   (b) Inventories
   Stock of maintenance spares have been valued at cost using weighted average method.

   (c) Retirement benefits
   Liability in respect of unavailed leave of employees on the date of the balance sheet is provided for as per the rules of the Company.

   (d) Provision for tax for the year comprises current income-tax determined to be payable in respect of taxable income and deferred tax, being the tax effect of timing differences representing the difference between taxable income and accounting income that originate in one period, and are capable of reversal in one or more subsequent period(s).

2. In the opinion of the Board of Directors, current assets, loans and advances have a value on realisation in the ordinary course of business at least equal to the amounts stated in the balance sheet and provision for all known liabilities has been made in the accounts.

3. No provision for current income-tax is made in view of the loss computed under the provisions of the Income-tax Act, 1961.

4. All equity shares of the Company are held by Vidyut Investments Limited, a wholly-owned subsidiary of the ultimate holding company namely, Ranbaxy Laboratories Limited.

		Rs. 2002	2001
5.	**Directors' remuneration**		
	Salary and allowances	618,000	174,000
	Perquisites	24,960	11,460
		642,960	185,460
6.	**Payment to auditors**		
	Audit fee	35,000	15,000
	Tax audit fee	7,500	7,500
	Service tax	2,125	1,125
		44,625	23,625

7. Expenditure in foreign currency :
   Maintenance of aircraft Rs. Nil (Previous year Rs.2,22,406/-).

8. Previous year figures have been regrouped/rearranged, wherever considered necessary to make them comparable with those of the current year.

For WALKER, CHANDIOK & CO
Chartered Accountants

On behalf of the Board of Directors

VINOD CHANDIOK
Partner

COL. SURINDAR SINGH
Executive Director

SANDEEP MEHANDROO
Director

Place : New Delhi
Dated : March 21, 2003

VIDYUT TRAVEL SERVICES LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	18818	State Code:	16
Balance Sheet Date:	31 12 2002		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	- NIL -	Rights Issue:	- NIL -
Bonus Issue:	- NIL -	Private Placement:	- NIL -

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	57816	Total Assets:	57816
SOURCES OF FUNDS			
Paid-up-Capital:	10000	Reserves & Surplus:	- NIL -
Secured Loans:	- NIL -	Unsecured Loans:	46805
APPLICATION OF FUNDS			
Net Fixed Assets:	52263	Investments:	- NIL -
Net Current Assets:	2894	Misc. Expenditure:	- NIL -
Accumulated Losses:	1648		

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover	10138	Total Expenditure:	11829
Profit/Loss Before Tax: + [ ] - [✓]	1088	Profit/Loss After tax: + [ ] - [✓]	1607
(Please tick appropriate box + for Profit, - for Loss)			
Earning Per Share in Rs.	- NIL -	Dividend Rate :	- NIL -

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS/SERVICES OF THE COMPANY (AS PER MONETARY TERMS)

Item Code No. (ITC Code)	- NA -	Product Description	- NA -

On behalf of the Board of Directors

COL. SURINDAR SINGH
Executive Director

SANDEEP MEHANDROO
Director

Place : New Delhi
Dated : March 21, 2003

RANBAXY DRUGS AND CHEMICALS COMPANY

(A public company with unlimited liability)

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting the Eighth Annual Report of the Company and Audited Accounts for the year ended December 31, 2002.

Operations

During the year under review the Company has incurred a loss of Rs. 130.05 lacs and the same has been carried forwarded to the next year.

Directors

Dr. J. M. Khanna, resigned as Director of the Company effective September 24, 2002.

Mr. S. C. Agrawal was appointed as an Additional Director of the Company effective September 24, 2002 and he holds office up to the date of ensuing Annual General Meeting. The Company has received a notice from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. S. C. Agrawal as a Director of the Company.

Mr. S. K. Patawari, Director retires by rotation at the ensuing Annual General Meeting and is eligible for re-appointment.

Fixed Deposits

The Company has not invited/received any fixed deposits during the period under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

As the Company has no employees, there are no particulars to be furnished under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of Conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars relevant to be furnished pertaining to conservation of energy/ technology absorption. Foreign exchange earnings and outgo was nil.

Auditors

M/s. Walker, Chandiok & Co. Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Audit Committee

The Company has Audit Committee comprising of Mr. Rahul Goswami, Mr. S. C. Agrawal and Mr. S. K. Patawari.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956 (Act), your Directors confirm as under :

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed alongwith proper explanation relating to material departures;

(ii) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the loss of the Company for that period;

(iii) that the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the Directors have prepared the annual accounts on a going concern basis;

On behalf of the Board of Directors

Place : New Delhi
Dated : April 2, 2003

S. C. AGRAWAL
Director

S. K. PATAWARI
Director

AUDITORS' REPORT

to the members of Ranbaxy Drugs and Chemicals Company
(A public company with unlimited liability)

We have audited the attached balance sheet of Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability) as at December 31, 2002 and also the profit and loss account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 ("the Order"), issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956 ("the Act") we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the Order.

Further to our comments in the Annexure referred to above, we report that:

i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

iii) The balance sheet and profit and loss account dealt with by the report are in agreement with the books of account;

iv) In our opinion and to the best of our information and according to the explanations given to us, the financial statements, read together with notes thereon comply with the accounting standards referred to in sub-section (3C) of section 211 of the Act, give the information required by the Act in the manner so required and give a true and fair view in conformity with accounting principles generally accepted in India:

   a) in the case of the balance sheet, of the state of affairs of the Company as at December 31, 2002; and

   b) in the case of the profit and loss account, of the loss for the year ended on that date;

v) On the basis of the written declarations received from the Directors and taken on record by the Board of Directors, we report that none of the Directors was disqualified as at December 31, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Act.

For Walker, Chandiok & Co
Chartered Accountants

Place : New Delhi
Dated : April 2, 2003

Vinod Chandiok
Partner

Annexure to the Auditors' Report of even date to the members of Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability) on the financial statements for the year ended December 31, 2002.

i) The fixed assets of the Company consist of land only which has been physically verified by the management during the year at reasonable intervals. No discrepancy has been revealed on physical verification. In our opinion, the frequency of physical verification is reasonable;

ii) There has been no revaluation of the fixed assets during the year;

iii) In our opinion and according to the information and explanations given to us, the Company has an internal audit system commensurate with its size and nature of its business;

iv) According to the records of the Company, there are no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax, customs duty and excise duty outstanding as at December 31, 2002 for a period of more than six months from the date the same became payable;

v) According to the information and explanations given and record examined by us, no personal expenses have been charged to revenue account;

vi) Other matters specified in the Order are not included in the report since these are not applicable to the Company / required to be reported.

For Walker, Chandiok & Co
Chartered Accountants

Place : New Delhi
Dated : April 2, 2003

Vinod Chandiok
Partner

RANBAXY DRUGS AND CHEMICALS COMPANY

(A public company with unlimited liability)

BALANCE SHEET AS AT DECEMBER 31, 2002

Rs. Lacs

	Schedule	2002	2001
SOURCES OF FUNDS			
Shareholders' funds			
Capital	1	620.00	620.00
Reserves and surplus	2	-	12.08
		620.00	632.08
Loan funds			
Unsecured loan	3	74.17	90.16
TOTAL		694.17	722.24
APPLICATION OF FUNDS			
Fixed assets			
Lease hold land - at cost :			
As per last balance sheet		353.27	353.27
Additions during the year		800.08	-
Balance at the end		1,153.35	353.27
Investments	4	343.03	343.03
Current assets, loans and advances			
Cash and bank balances	5	3.85	24.89
Loans and advances	6	8.85	30.76
		12.70	55.65
Less :			
Current liabilities & provisions			
Liabilities	7	924.89	0.09
Provisions	8	7.72	29.62
		932.61	29.71
Net current assets / (liabilities)		(919.91)	25.94
Deficit in profit and loss account		117.70	-
TOTAL		694.17	722.24
Significant accounting policies and notes to the financial statements	9		

The schedules referred to above form an integral part of the financial statements

This is the balance sheet referred to in our report of even date.

For WALKER, CHANDIOK & CO
Chartered Accountants

On behalf of the Board of Directors

VINOD CHANDIOK
Partner

S. C. AGRAWAL
Director

S. K. PATAWARI
Director

Place : New Delhi
Dated : April 2, 2003

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002

Rs. Lacs

	2002	2001
INCOME		
Interest		
on short term deposits	-	28.44
others	0.01	-
Profit from a partnership firm	0.43	-
Others	0.80	-
	1.24	28.44
T.D.S. on interest	-	6.67
EXPENDITURE		
Rates and taxes	0.04	0.02
Interest	7.50	0.20
Payment to Auditors :		
Audit fee	0.05	0.05
Certification	0.03	0.03
Expenses in relation to land :		
Interest	45.14	-
Restoration fees	4.04	-
Extension fees	74.23	-
Lease rent	0.24	-
Miscellaneous expenses	0.02	-
	131.29	0.30
Profit / (Loss) before tax	(130.05)	28.14
Provision for tax	-	10.42
Profit / (Loss) after tax	(130.05)	17.72
Tax - earlier years	0.27	-
Surplus/(Deficit) as per last balance sheet	12.08	(5.64)
Surplus/(Deficit) carried forward	(117.70)	12.08

This is the profit and loss account referred to in our report of even date.

For WALKER, CHANDIOK & CO
Chartered Accountants

On behalf of the Board of Directors

VINOD CHANDIOK
Partner

S. C. AGRAWAL
Director

S. K. PATAWARI
Director

Place : New Delhi
Dated : April 2, 2003

RANBAXY DRUGS AND CHEMICALS COMPANY
(A public company with unlimited liability)

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

	Rs. Lacs	
	2002	2001
SCHEDULES - 1		
SHARE CAPITAL		
Authorised		
25,000,000 Equity shares of Rs. 10 each	2,500.00	2,500.00
Issued, subscribed and paid up		
6,200,000 Equity shares of Rs. 10 each fully paid-up	620.00	620.00
SCHEDULE - 2		
RESERVES AND SURPLUS		
Surplus in profit and loss account	–	12.08
	–	12.08
SCHEDULE - 3		
UNSECURED LOANS		
From a body corporate	70.00	90.00
Add : Interest accrued and due	4.17	0.16
	74.17	90.16
SCHEDULE - 4		
INVESTMENTS		
Long term		
Non-trade - unquoted		
16,733 Equity shares of Rs. 100 each fully paid of Sidmak Laboratories (India) Limited	343.03	343.03
	343.03	343.03
SCHEDULE - 5		
CASH AND BANK BALANCES		
Cash and cheque in hand	0.10	0.10
Balances with scheduled banks in current account	3.75	24.79
	3.85	24.89
SCHEDULE - 6		
LOANS AND ADVANCES		
(Unsecured, considered good)		
Security deposits	0.99	0.99
Prepaid income-tax	7.86	29.77
	8.85	30.76
SCHEDULE - 7		
CURRENT LIABILITIES		
Sundry liabilities	924.89	0.09
	924.89	0.09
SCHEDULE - 8		
PROVISIONS		
Tax	7.72	29.62
	7.72	29.62

RANBAXY DRUGS AND CHEMICALS COMPANY
(A public company with unlimited liability)

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE - 9

SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO THE FINANCIAL STATEMENTS

1. **Significant accounting polices**
   (i) All incomes and expenditures are accounted for on accrual basis.
   (ii) Cost of leasehold land is not being amortised over the period of lease.
   (iii) Investments

   Long term investments are stated at cost. Diminution in value of such investments (other than temporary decline) is provided for separately.
2. **Notes to the financial statements**
   (i) In the opinion of Board of Directors, current assets, loans and advances have a value on realisation in the ordinary course of business at least equal to the amount at which they are stated in the balance sheet and provision for all known liabilities has been made in the accounts.
   (ii) Leasehold land is pending registration in the name of the Company.
   (iii) No. of equity shares held by the ultimate holding company and its subsidiary companies :

	No. of shares
The ultimate holding company	
Ranbaxy Laboratories Limited	15,50,000
Subsidiary companies	
Ranbaxy Drugs Limited	31,00,000
Ranbaxy Fine Chemicals Limited	15,50,000
	62,00,000

   (iv) In view of the enactment of Companies (Amendment) Act, 2000 w.e.f. December 13, 2000, the Company has applied to the Registrar of Companies N.C.T. of Delhi and Haryana at New Delhi for deletion of the word "deemed" from its name which appears in the certificate of incorporation.
   (v) No provision for income-tax has been made in the accounts for the year in view of the loss under the provisions of Income-tax Act, 1961. No deferred tax asset has been created in the accounts in view of uncertainty as to its crystallisation.
   (vi) The Company became partner in a partnership firm namely, RD & Company vide partnership deed dated April 19, 2002 with Ranbaxy Drugs Limited as equal partner by contributing capital of Rs. 5000 each. The partnership was dissolved vide deed of dissolution dated December 27, 2002. Share of profit for the period has been accounted for on the basis of audited accounts of the firm.
   (vii) Previous year's figures have been regrouped/recast wherever necessary to make them comparable with those of the current year.

For WALKER, CHANDIOK & CO
Chartered Accountants

On behalf of the Board of Directors

VINOD CHANDIOK
Partner

S. C. AGRAWAL
Director

S. K. PATAWARI
Director

Place : New Delhi
Dated : April 2, 2003

RANBAXY DRUGS AND CHEMICALS COMPANY

(A public company with unlimited liability)

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No. :	70691	State Code :	55
Balance Sheet Date :	31 (Date) 12 (Month) 2002 (Year)		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue :	NIL	Rights Issue :	NIL
Bonus Issue :	NIL	Private Placement :	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities :	162678	Total Assets :	162678
Sources of Funds			
Paid-up Capital :	62000	Reserves & Surplus :	NIL
Secured Loans :	NIL	Unsecured Loans :	7417
Application of Funds			
Net Fixed Assets :	115335	Investments/Technical Know-how Development :	34303
Net Current Assets :	(-) 9991	Misc. Expenditure :	NIL
Accumulated Losses :	11770		

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover :	-NA-	Total Expenditure :	13129
Profit/Loss before Tax:	+ ☐ - ✓ 13005	Profit/Loss after tax :	+ ☐ - ✓ 13005
(Please tick Appropriate Box + for Profit, - for Loss)			
Earning per Share in Rs.	-NA-	Dividend Rate (%) :	- -

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS/SERVICES OF THE COMPANY (AS PER MONETARY TERMS)

Item Code No. (ITC Code)

Product Description: COMPANY HAS NOT YET STARTED ITS COMMERCIAL OPERATIONS

On behalf of the Board of Directors

S. C. AGRAWAL
Director

S. K. PATAWARI
Director

Place : New Delhi
Dated : April 2, 2003

RANBAXY DRUGS LIMITED

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting the Nineteenth Annual Report of the Company and Audited Accounts for the year ended December 31, 2002.

Operations

During the year under review, the Company has earned a net profit of Rs. 32,265.

Dividend

In view of accumulated losses, the Board of Directors has not recommended any dividend.

Directors

Mr. Pushpinder Bindra and Mr. Rahul Goswami, Directors retire by rotation at the ensuing Annual General Meeting and are eligible for re-appointment.

Fixed Deposits

The Company has not invited/received any fixed deposits during the period under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

As the Company has no employees there are no particulars to be furnished under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of Conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars relevant to be furnished pertaining to conservation of energy/ technology absorption. Foreign exchange earnings and outgo was nil.

Auditors

M/s. Walker, Chandiok & Associates, Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956 (Act), your Directors confirm as under:

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the profit of the Company for that period;

(iii) that the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the Directors have prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors

Place : New Delhi Dated : March 21, 2003	**RAHUL GOSWAMI** *Director*	**S. K. PATAWARI** *Director*

AUDITORS' REPORT

to the members of Ranbaxy Drugs Limited

We have audited the attached balance sheet of Ranbaxy Drugs Limited ("the Company") as at December 31, 2002 and also the profit and loss account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 ("the Order"), issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956 ("the Act") we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the Order.

Further to our comments in the Annexure referred to above, we report that:

i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

iii) The balance sheet and profit and loss account dealt with by the report are in agreement with the books of account;

iv) In our opinion and to the best of our information and according to the explanations given to us, the financial statements, read together with notes thereon comply with the accounting standards referred to in sub-section (3C) of section 211 of the Act, give the information required by the Act in the manner so required and give a true and fair view in conformity with accounting principles generally accepted in India:

   a) in the case of the balance sheet, of the state of affairs of the Company as at December 31, 2002; and

   b) in the case of the profit and loss account, of the profit for the year ended on that date;

v) On the basis of the written declarations received from the Directors and taken on record by the Board of Directors, we report that none of the Directors was disqualified as at December 31, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Act.

For Walker, Chandiok & Associates
Chartered Accountants

Place : New Delhi
Dated : March 21, 2003

Jagdish K. Gadi
Partner

Annexure to the Auditors' Report of even date to the members of Ranbaxy Drugs Limited on the financial statements for the year ended December 31, 2002

i) The fixed assets of the Company consist of land only which has been physically verified by the management during the year at reasonable intervals. No discrepancies has been revealed on the physical verification. In our opinion, the frequency of physical verification is reasonable;

ii) There has been no revaluation of fixed assets during the year;

iii) According to the information and explanations given and record examined by us, no personal expenses have been charged to revenue account;

iv) According to the records of the Company, there are no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax, customs duty and excise duty outstanding as at December 31, 2002 for a period of more than six months from the date the same became payable;

v) Other matters specified in the Order are not included in the report since they are not applicable to the Company / required to be reported.

For Walker, Chandiok & Associates
Chartered Accountants

Place : New Delhi
Dated : March 21, 2003

Jagdish K. Gadi
Partner

RANBAXY DRUGS LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2002

	Schedule	2002 Rs.	2001 Rs.
SOURCES OF FUNDS			
Shareholders' funds			
Capital	1	31,002,700	31,002,700
Loan funds			
Unsecured loans	2	3,067,891	3,050,861
		34,070,591	34,053,561
APPLICATION OF FUNDS			
Fixed assets			
Land		2,674,640	2,674,640
Investment	3	31,000,000	31,000,000
Current assets, loans and advances			
Cash and Bank balances	4	56,982	3,487
Less :			
Current liabilities	5	9,631	5,431
Net current assets/ (liabilities)		47,351	(1,944)
Deficit in profit and loss account		348,600	380,865
		34,070,591	34,053,561

Significant accounting policies and notes to the financial statements. 6

The schedules referred to above form an integral part of the financial statements.

This is the balance sheet referred to in our report of even date.

For Walker, Chandiok & Associates
Chartered Accountants

Jagdish K. Gadi
Partner

Place : New Delhi
Dated : March 21, 2003

On behalf of the Board of Directors

Rahul Goswami *Director*

S. K. Patawari *Director*

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002

	2002 Rs.	2001 Rs.
INCOME		
Share of profit from partnership firm	43,043	–
TOTAL	43,043	–
EXPENDITURE		
Filing fee	3,500	3,500
Payment to Auditors		
Audit fee	4,000	2,500
Other matters	2,500	2,500
Service tax	325	250
	6,825	5,250
Other expenses	453	2,500
TOTAL	10,778	11,250
Profit/(Loss) for the year	32,265	(11,250)
Accumulated loss brought forward	(380,865)	(369,615)
Deficit carried over	(348,600)	(380,865)

This is the profit and loss account referred to in our report of even date.

For Walker, Chandiok & Associates
Chartered Accountants

Jagdish K. Gadi
Partner

Place : New Delhi
Dated : March 21, 2003

On behalf of the Board of Directors

Rahul Goswami *Director*

S. K. Patawari *Director*

RANBAXY DRUGS LIMITED

Schedules forming part of the financial statements for the year ended December 31, 2002

	2002 (Rs.)	2001 (Rs.)
SCHEDULE - 1		
SHARE CAPITAL		
Authorised :		
90,00,000 Equity shares of Rs.10 each	90,000,000	90,000,000
10,00,000 10% Non-cumulative redeemable preference shares of Rs.10 each	10,000,000	10,000,000
	100,000,000	100,000,000
Issued, subscribed and paid - up		
3,100,020 Equity shares of Rs.10 each fully paid-up	31,000,200	31,000,200
250 - 10% Non-cumulative redeemable preference shares of Rs. 10 each fully paid-up	2,500	2,500
	31,002,700	31,002,700
SCHEDULE - 2		
UNSECURED LOANS :		
From Ranbaxy Laboratories Limited, the holding company	3,067,891	3,050,861
SCHEDULE - 3		
INVESTMENTS		
Long term		
Unquoted - Trade		
3,100,000 Equity shares of Rs.10 each fully paid of Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	31,000,000	31,000,000
SCHEDULE - 4		
CASH AND BANK BALANCES		
Cash in hand	73	68
Balance with scheduled banks in current account	56,909	3,419
	56,982	3,487
SCHEDULE - 5		
CURRENT LIABILITIES		
Sundry creditors	9,631	5,431

SCHEDULE - 6

Significant accounting policies and notes to the financial statements

1 **Significant accounting policies**

i) The financial statements have been prepared under the historical cost convention and on accrual basis of accounting.

ii) Land is stated at cost.

iii) Long term investments are stated at cost. Diminution value of such investments (other than temporary decline) is provided separately.

2 **Notes to the financial statements**

i) The entire subscribed equity and preference share capital of the Company is held by Ranbaxy Laboratories Limited, the holding company.

ii) Preference shares are redeemable on or before May 27, 2008.

iii) The Company became partner in a partnership firm namely, RD & Company vide partnership deed dated April 19, 2002 with Ranbaxy Drugs & Chemicals Company (A public company with unlimited liability) as equal partners by contributing capital of Rs. 5,000 each. The partnership was dissolved vide deed of dissolution dated December 27, 2002. Share of profit for the period has been accounted for on the basis of audited accounts of the firm.

For Walker, Chandiok & Associates
Chartered Accountants

On behalf of the Board of Directors

Jagdish K. Gadi
Partner

Rahul Goswami
Director

S. K. Patawari
Director

Place : New Delhi
Dated : March 21, 2003

RANBAXY DRUGS LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	005725	State Code:	16
Balance Sheet Date:	31 (Date) 12 (Month) 2002 (Year)		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	3

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	34080	Total Assets:	34080
Sources of Funds			
Paid-up Capital:	31003	Reserves & Surplus:	NIL
Secured Loans:	NIL	Unsecured Loans:	3068
Application of Funds			
Net Fixed Assets:	2675	Investments:	31000
Net Current Assets:	47	Misc. Expenditure:	NIL
Accumulated Losses:	349		

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover	NIL	Total Expenditure:	11
Profit/Loss before Tax: (+ ✓ / -)	32	Profit/Loss after tax: (+ ✓ / -)	32
Earning Per Share in Rs.	NIL	Dividend Rate%	NIL

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS/SERVICES OF THE COMPANY (AS PER MONETARY TERMS)

Product Description: NO ACTIVITIES DURING THE YEAR

For and on behalf of the Board of Directors

Place : New Delhi
Dated : March 21, 2003

Rahul Goswami
Director

S. K. Patawari
Director

GUFIC PHARMA LIMITED

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting the Twentieth Annual Report of the Company and Audited Accounts for the year ended December 31, 2002.

Operations

During the period under review, the Company earned a gross income of Rs. 2,40,000 and a net profit of Rs. 194,517.

Change in Capital Structure

During the year the Company issued 1400 Equity Shares of Rs. 100 each on rights basis, thereby increasing the paid up capital of the Company to Rs. 5 Lacs, comprising 5000 Equity Shares of Rs. 100 each.

Dividend

In view of accumulated losses, the Board of Directors has not recommended any dividend.

Subsidiary of Ranbaxy Laboratories Ltd.

The Company is a wholly-owned subsidiary of M/s. Ranbaxy Laboratories Ltd. The Company's application for change of its name as "Rexcel Laboratories Ltd." is still pending with the Registrar of Companies, Gujarat and Dadar & Nagar Haveli.

Directors

Mr. Maninder Singh, Director retires by rotation at the ensuing Annual General Meeting and is eligible for re-appointment

Fixed Deposits

The Company has not invited/received any fixed deposits during the period under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

As the Company has no employee, there are no particulars to be furnished under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of Conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars to be furnished with regard to conservation of energy/technology absorption. Foreign exchange earnings and outgo was nil.

Auditors

R. V. Shah, Chartered Accountant, retires as Auditor of the Company at the conclusion of the ensuing Annual General Meeting and has confirmed his eligibility and willingness to accept the office of Auditors, if re-appointed.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956 (Act), your Directors confirm as under:

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the profit of the Company for that period;

(iii) that the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the Directors have prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors

Place : New Delhi
Dated : February 14, 2003

RAJBEER S. SACHDEVA, *Director*
S. C. AGRAWAL, *Director*

AUDITORS' REPORT

To the Members of Gufic Pharma Ltd.,

I have audited the attached Balance Sheet of "GUFIC PHARMA LIMITED" as at December 31, 2002 and also the Profit & Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

1. I have conducted the audit in accordance with auditing standards generally accepted in India. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.
2. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, I enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.
3. Further to my comments in the annexure referred to above, I report that:
   a) I have obtained all the information and explanations which to the best of my knowledge and belief were necessary for the purpose of my audit;
   b) In my opinion proper books of accounts as required by law have been kept by the Company so far as appears from my examination of the books;
   c) The Balance Sheet and Profit & Loss Account dealt with by this report are in agreement with the books of account;
   d) In my opinion, and to the best of my information and according to the explanations given to me, the Balance Sheet and Profit & Loss Account complies with the Mandatory Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;
   e) On the basis of written representation received from the Directors and taken on record by the Board of Directors, I report that none of the Directors is disqualified as at December 31, 2002 from being appointed as Director in terms of Clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;
   f) In my opinion and to the best of my information and according to the explanations given to me the said Balance Sheet and Profit & Loss Account read together with the significant accounting policies and other notes, thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;
      i] in the case of the Balance Sheet of the state of affairs of the Company as at December 31, 2002;
      ii] in the case of the Profit & Loss Account, of the profit for the year ended on that date.

Place : Mumbai
Dated : February 15, 2003

R. V. SHAH
Chartered Accountant

ANNEXURE REFERRED TO IN PARAGRAPH 1 OF MY REPORT OF EVEN DATE

1) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties the register maintained under section 301 of the Companies Act, 1956 from companies under the same management as defined under sub-section (1B) of section 370 of the Companies Act, 1956;
2) The Company has not granted any loans, secured or unsecured, to companies, firms or other parties the register maintained under section 301 of the Companies Act, 1956 to Companies under the same management as defined under sub-section (1B) of section 370 of the Companies Act, 1956;
3) The Company has not accepted any deposits from the public. Hence the provisions of section 58A of the Companies Act, 1956 and the rules framed thereunder does not apply.
4) According to the records of the Company there are no undisputed amounts payable in respect of wealth-tax, sales tax, customs duty and excise duty outstanding as at December 31, 2002 for a period of more than six months from the date the same became payable;
5) According to the information and explanations given to me and the records of the Company examined me, no personal expenses of Directors have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice;
6) The Company is not a sick industrial company within the meaning of section 3(1)(o) of the Sick Companies (Special Provisions) Act, 1985;

The other clauses of Manufacturing and other Companies (Auditors Report) Order 1988, than those stated above are not applicable to the Company and hence are not reported.

Place : Mumbai
Dated : February 15, 2003

R. V. SHAH
Chartered Accountant

GUFIC PHARMA LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2002

	Schedule	Rs. As at December 31, 2002	As at December 31, 2001
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	1	**500,000**	360,000
TOTAL		**500,000**	360,000
APPLICATION OF FUNDS			
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	2	–	144,164
Cash and bank balances	3	**835,892**	351,211
Loans and advances	4	**171,463**	171,463
		1,007,355	666,838
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	5	**689,500**	695,500
Provisions		**12,000**	–
		701,500	695,500
Net current assets		**305,855**	(28,662)
Deficit in profit and loss account		**194,145**	388,662
TOTAL		**500,000**	360,000
Significant accounting policies and notes to the accounts	8		

The schedules referred to above form an integral part of the accounts.

As per my attached Report of even date.

R. V. SHAH
Chartered Accountant

For and on behalf of the Board of Directors

RAJBEER S. SACHDEVA
Director

S. C. AGRAWAL
Director

Place : Mumbai
Dated : February 15, 2003

Place : New Delhi
Dated : February 14, 2003

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002

	Schedule	Rs. Year ended December 31, 2002	Nine Months ended December 31 2001
INCOME			
Dividend other then trade		–	1,800
Royalty	6	**240,000**	310,000
TOTAL		**240,000**	311,800
EXPENDITURE			
Excise duty paid		–	679,000
Printing & Stationery		**378**	–
Amount written off		–	569,458
Other expenses	7	**33,105**	57,535
TOTAL		**33,483**	1,305,993
Profit/(Loss) before tax		**206,517**	(994,193)
Provision for tax		**12,000**	–
Profit/(Loss) after tax		**194,517**	(994,193)
Balance as per last balance sheet		**(388,662)**	790,351
		(194,145)	(203,842)
Add: Tax-earlier year		–	(184,820)
Deficit carried forward		**(194,145)**	(388,662)
Significant accounting policies and notes to the accounts	8		

The schedules referred to above form an integral part of the accounts.

As per my attached Report of even date.

R. V. SHAH
Chartered Accountant

For and on behalf of the Board of Directors

RAJBEER S. SACHDEVA
Director

S. C. AGRAWAL
Director

Place : Mumbai
Dated : February 15, 2003

Place : New Delhi
Dated : February 14, 2003

GUFIC PHARMA LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS AS ON DECEMBER 31, 2002

	As at December 31, 2002 (Rs.)	As at December 31, 2001 (Rs.)
SCHEDULE - 1		
SHARE CAPITAL		
Authorised		
5,000 Equity shares of Rs.100 each	500,000	500,000
	500,000	500,000
Issued, subscribed and paid up		
5,000 Equity shares of Rs.100 each	500,000	360,000
(As at December 31, 2001; 3,600 Equity Shares)		
	500,000	360,000
SCHEDULE - 2		
SUNDRY DEBTORS		
(Unsecured, considered good)		
Debts outstanding over six months	–	84,164
Others debts	–	60,000
	–	144,164
SCHEDULE - 3		
CASH AND BANK BALANCES		
Balance with scheduled banks		
Cheque in hand	180,275	250,000
Current account	655,617	101,211
	835,892	351,211
SCHEDULE - 4		
LOANS AND ADVANCES		
(Unsecured, considered good)		
Advances recoverable in cash or in kind or for value to be received	171,463	171,463
	171,463	171,463
SCHEDULE - 5		
CURRENT LIABILITIES		
Sundry creditors	679,000	679,000
Other liabilities	10,500	16,500
	689,500	695,500
SCHEDULE - 6		
INCOME		
Dividend income	–	1,800
Royalty income	240,000	310,000
	240,000	311,800
SCHEDULE - 7		
OTHER EXPENSES		
Audit fee	10,500	10,500
Bank charges and commission	331	2,014
Filing fees	2,350	11,100
Legal charges	10,000	13,500
Travelling expenses	9,924	20,421
	33,105	57,535

SCHEDULE - 8

SIGNIFICANT ACCOUNTING POLICIES AND NOTES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2002.

1. SIGNIFICANT ACCOUNTING POLICIES

(a) System of accounting policies:

The accounts are prepared under historical cost convention on accrual basis.

(b) Revenue Recognition :

Royalty income is accounted when right is established.

2. NOTES TO THE ACCOUNTS:

(a) Contingent liabilities not provided for :

	Rs. In Lacs	
	As at December 31, 2002	As at December 31, 2001
a) Sales Tax	**2.82**	2.82
b) Excise Duty	**1.38**	1.38
	4.20	4.20

The above matters are contested before the Appellate Authorities/Court, Pending decision no provision has been made in the accounts.

(b) Out of 5,000 Equity shares, 4,900 Equity shares have been held by the Ranbaxy Laboratories Limited, the holding company and 100 Equity shares have been held by Delta Aromatics Private Limited.

(c) The Company follows financial year for Income Tax purpose. The provision for current income tax is based on the figures for the nine months ending December 31, 2002. The actual tax liability will be determined on the basis of the figures for the financial year ending March 31, 2003.

(d) Previous year figures have been regrouped/recast wherever considered necessary to make these comparable with those of the current year.

R. V. SHAH
Chartered Accountant

Place : Mumbai
Dated : February 15, 2003

For and on behalf of the Board of Directors

RAJBEER S. SACHDEVA
Director

S. C. AGRAWAL
Director

Place : New Delhi
Dated : February 14, 2003

GUFIC PHARMA LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	6 3 2 3	State Code:	0 4
Balance Sheet Date:	31 12 2002		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	- - N I L - - -	Rights Issue :	1 4 0
Bonus Issue:	- - N I L - - -	Private Placement :	- - N I L - - -

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	1 2 0 1	Total Assets:	1 2 0 1
Sources of Funds			
Paid-up Capital:	5 0 0	Reserves & Surplus:	- - N I L - - -
Secured Loans:	- - N I L - - -	Unsecured Loans:	- - N I L - - -
Application of Funds			
Net Fixed Assets:	- - N I L - - -	Investments:	- - N I L - - -
Net Current Assets:	3 0 6	Misc. Expenditure:	- - N I L - - -
Accumulated Losses:	1 9 4		

IV. PERFORMANCE OF THE COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover	2 4 0	Total Expenditure:	3 3
Profit/Loss Before Tax (Please Tick App. Box + for Profit - for Loss)	+ ✓ 2 0 7	Profit/Loss After Tax	+ ✓ 1 9 4
Earning Per Share in Rs.	3 8 . 8 3	Dividend Rate	- - N I L - - -

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS/SERVICES OF THE COMPANY (AS PER MONETARY TERMS)

Item Code No. (ITC Code)	3 0 0 4	Product Description	- - - N A - - -

For and on behalf of the Board of Directors

Place : New Delhi
Dated : February 14, 2003

RAJBEER S. SACHDEVA
Director

S. C. AGRAWAL
Director

RANBAXY (GUANGZHOU CHINA) LTD.

MANAGING DIRECTOR'S REPORT

For the Year 2002

Your Directors are pleased to present the Annual Report and Audited Accounts of the Company for the year ended December 31, 2002.

1. **Summary Financials**

RMB / Millions

	2002	2001
Sales (Net)	**55.0**	93.1
Gross Profit	**16.3**	59.7
Operating Profit	**– 16.2**	– 0.5
Net Profit	**– 16.3**	– 2.9

2. **Price Cut**

The year started with a dismal note when the price of our flagship brand, Cifran, was steeply cut by 45% effective January 5, 2002. Your Company was thus faced with its biggest ever challenge since incorporation. This instilled uncertainty and anxiety in the minds of all those who are associated with the Company.

We are glad to report that all the employees and other business partners stood steadfast with us to face this challenge and in this year of turmoil, we experienced lower employee turnover as compared to previous years.

3. **Overall Performance**

Despite initial divertion of management time, energies and focus in handling the drastic price cut, your Company was back on track in third quarter.

The Company achieved a volumetric growth of 40% year on year basis in Secondary sales. However, the Sales Value and Net profit were considerably lower due to significant lower realisations from the market as also due to settlement of price difference claims exceeding RMB 7.50 Mio.

Your Company took this opportunity to carry out market inventory correction and tighten the credit control. Accounts Receivables were thus, brought down by RMB 38 Mio. as a result of sustained efforts in this direction.

Your Company incurred a loss of RMB 16.2 Mio. primarily due to severe price cuts.

Year 2002, witnessed the entry to more lucrative thereauptic segment of Cardiovasculars with the launch of Simcor. In addition Brustan - a unique combination of Paracetamol and Ibuprofen, Ceftazidime Inj. and Leflox Inf. DS were launched during the year.

Further, as a result of sustained efforts, Hospital Biddings in Shanghai, Beijing and Guangzhou were won as a stepping stone for future growth.

4. **Exports**

The exports in 2002, were RMB 1.88 Mio. (previous year RMB 1.54 Mio.) and infusions were exported to Polish market for the first time, during the year.

5. **Regulatory**

In 2002, the Regulatory framework has undergone a change and various product categories were merged into two. The new set of rules and regulations are in line with China's commitment to WTO and are designed to benefit the research based organizations. Your Company, given the strength of it Parent Company in research and development, thus would stand to gain in the long term.

During the year, besides others, your Company has received approvals for Leflox Inf. DS, Cifran Inf. DS, Cepodem Tablets/ Suspension, Ceftazidime Inj. and Brustan Tablets and these products are expected to contribute significantly to Sales turnover of the Company in coming years.

During the year, 10 product filings were made, covering New Thereauptic segments like CNS, CVS, Anti-HIV and some line extensions of anti-infectives already being sold in China. These include IDP's for which re-packaging licenses will be obtained later.

6. **Manufacturing**

During the year 2002, your Company took steps for reduction in the COGS which will provide long term benefit. During the year, capacity utilisation of Infusion and Injection section were significantly up on increased market demand. Balancing equipment were added during the year to increase the capacities in these two sections.

Directors

Dr. J. M. Khanna resigned from the Directorship of the Company and in his place new Director Mr. S. D. Kaul has been appointed. We sincerely acknowledge the contribution made by Dr. J. M. Khanna as Director of the Company and hope to get similar support and guidance from Mr. S. D. Kaul, who has intimate knowledge of the China market.

Acknowledgements

During the year 2002, your Company took steps to secure its position in the China Pharmaceutical Market and has added products and competencies which will be of immense help in the years to come. We thank the Directors and shareholders for their continued, understanding, support and encouragement. We would like to place on record the contribution made by all the employees, who have worked industriously, with full devotion. We would like to further record our deep appreciation for the continued support and respect accorded to us by the medical profession, our business partners and government officials.

On behalf of the Board of Directors

Place : Guangzhou, China
Dated: February 15, 2003

K. K. PURI
Managing Director

RANBAXY (GUANGZHOU CHINA) LIMITED

AUDITORS' REPORT

Appointed by the Company, we have audited your Balance Sheet as at December 31, 2002, the Income Statement and the Statement of Cash Flows for the year then ended (please refer to the attached statements from 1 to 3 for details). The management shall be responsible for the above-mentioned statements. Our responsibility is to express an audit opinion on these accounting statements according to the audit result. Our audit was conducted in accordance with China's Independent Auditing Standards and, accordingly, included a test of the accounting records and such other audit procedures as we considered necessary in the circumstances.

In our opinion, the aforesaid accounting statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises, and the accounting treatments therein are consistently applied.

Guangzhou Yangcheng Certified Public
Accountants Co., Ltd.
Chinese Certified Public Accountant

Place : Guangzhou, China
Dated: January 16, 2003

RANBAXY (GUANGZHOU CHINA) LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2002

STATEMENT 1

Monetary Unit: RMB Yuan

ASSETS	Beginning Balance	Closing Balance
CURRENT ASSETS :		
Monetary funds	30,565,158.85	**23,005,504.41**
Short-term investments		
Notes receivable		
Dividends receivable		
Interests receivable		
Accounts receivable	70,394,594.01	**31,807,719.40**
Other receivables	2,482,301.99	**5,236,992.54**
Prepayments to suppliers		
Subsidies receivable		
Inventories	10,868,070.13	**15,099,772.88**
Prepaid expenses	302,157.62	**245,930.99**
Long term debt investments due within 1 year		
Other current assets	1,057,835.76	**1,005,062.68**
Total Current Assets	115,670,118.36	**76,400,982.90**
LONG-TERM INVESTMENTS:		
Long-term equity investments		
Long-term debt investments		
Total Long-term Investments	–	–
FIXED ASSETS:		
Cost of fixed assets	46,137,344.21	**46,915,359.21**
Less: Accumulated depreciation	23,770,265.14	**27,973,533.17**
Net value of fixed assets	22,367,079.07	**18,941,826.04**
Less: Provision for value impairment of fixed assets		
Net of fixed assets		
Construction materials		
Construction in progress		
Disposal of fixed assets		
Total Fixed Assets	22,367,079.07	**18,941,826.04**
INTANGIBLE ASSETS & OTHER ASSETS:		
Intangible assets	2,210,000.00	**2,710,000.00**
Long-term prepaid expenses	3,496,822.61	**2,347,797.40**
Other long-term assets		
Total Intangible Assets & Other Assets	5,706,822.61	**5,057,797.40**
DEFERRED TAXES:		
Other deferred expenditure		
TOTAL ASSETS	143,744,020.04	**100,400,606.34**

LIABILITIES & OWNERS' EQUITY	Beginning Balance	Closing Balance
CURRENT LIABILITIES:		
Short-term loans	62,901,284.00	**34,500,000.00**
Notes payable		
Accounts payable	5,113,219.39	**6,701,282.92**
Advances from customers		**2,027,427.20**
Accrued payroll	1,609,999.16	**1,595,160.24**
Accrued welfare		
Dividends payable		
Taxes payable	1,312,795.15	**1,751,182.11**
Other unpayment		
Other payables	5,870,581.12	**8,838,811.39**
Accrued expenses	8,211,148.08	**2,466,553.84**
Estimated liability		
Long term liabilities due within 1 year		
Other current liabilities	2,446,075.50	**2,499,727.42**
Total Current Liabilities	87,465,102.40	**60,380,145.12**
LONG-TERM LIABILITIES:		
Long-term loans		
Bonds payable		
Long-term payables		
Special obligation		
Other long-term liabilities		
Total Long-term Liabilities	–	–
DEFERRED TAXES:		
Deferred tax credits		
Total Liabilities	87,465,102.40	**60,380,145.12**
OWNERS' EQUITY:		
Paid-in capital	65,250,000.00	**65,250,000.00**
Less: Returned investment		
Net of paid-in capital		
Capital surplus	–1,540,337.42	**–1,540,337.42**
Earning surplus		
Including: Statutory common reserve fund		
Retained earnings	–7,430,744.94	**–23,689,201.36**
Total Owners' Equity	56,278,917.64	**40,020,461.22**
TOTAL LIABILITIES AND OWNERS' EQUITY	143,744,020.04	**100,400,606.34**

INCOME STATEMENT FOR THE YEAR 2002

STATEMENT 2

Monetary Unit : RMB Yuan

ITEM	Current Year Cumulated	Last Year Cumulated
I. Main operating income	**54,981,805.42**	93,138,758.88
Including: Export sales	**1,879,188.87**	1,535,976.00
Less: Main operating cost	**38,659,724.64**	33,472,369.36
Including: Cost of export sales	**446,921.38**	602,185.90
Main operating tax and sur-tax		
II. Main operating profit ("-" for loss)	**16,322,080.78**	59,666,389.52
Add: Profit from other operations		
Less: Operating expenses	**19,636,503.76**	33,856,087.20
General and administrative expenses	**10,224,430.19**	23,661,577.27
Financial expenses	**2,678,948.60**	2,632,717.73
III. Operating profit ("-" for loss)	**–16,217,801.77**	–483,992.68
Add: Investment income		
Subsidies income		
Non-operating income		
Less: Non-operating expenses	**40,654.65**	2,443,684.45
IV. Total profit ("-" for total loss)	**–16,258,456.42**	–2,927,677.13
Less: Income tax		
V. Net profit ("-" for net loss)	**–16,258,456.42**	–2,927,677.13

Supplemental Information :

1. Proceeds from sales, disposal of departments or investees
2. Loss on natural calamity
3. Total profit increased (or decreased) by changes in accounting policies
4. Total profit increased (or decreased) by changes in accounting estimates
5. Loss on debt restructuring
6. Others

Directors: Mr. Lalit Ahluwalia Dr. Brian W. Tempest Mr. K. K. Puri Mr. Vinod Dhawan Mr.Huang Jian Mr. Xu Jialin

RANBAXY (GUANGZHOU CHINA) LIMITED

STATEMENT OF CASH FLOWS FOR THE YEAR 2002

STATEMENT 3

Monetary Unit RMB Yuan

	Items	Amount
I.	**Cash Flows from Operating Activities**	
	Cash received from sales of goods or rendering of services	103,898,552.04
	Refund of tax and levy	–
	Other cash received relating to operating activities	–
	Subtotal of Cash Inflows	103,898,552.04
	Cash paid for goods or services	34,217,264.78
	Cash paid to or on behalf of employees	14,234,790.11
	Taxes paid	2,921,270.88
	Other cash paid in relation to operating activities	26,236,389.68
	Subtotal of Cash Outflows	77,609,715.45
	Net Cash Flows from Operating Activities	26,288,836.59
II.	**Cash Flows from Investing Activities**	–
	Cash received from return of investments	–
	Cash received from investment income	–
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets	–
	Other cash received from investing activities	–
	Subtotal of Cash Inflows	0.00
	Cash paid to acquire fixed assets, intangible assets and other long-term assets	2,801,809.41
	Cash paid to acquire investments	–
	Other cash paid in relation to investing activities	–
	Subtotal of Cash Outflows	2,801,809.41
	Net Cash Flows from Investing Activities	–2,801,809.41
III.	**Cash Flows from Financing Activities**	–
	Proceeds from absorbing investments	–
	Proceeds from borrowings	–
	Other proceeds relating to financing activities	–
	Subtotal of Cash Inflows	0.00
	Cash repayments of amounts borrowed	28,401,284.00
	Cash payments for distribution of dividends, profits or interest expenses	2,506,643.75
	Other cash payments relating to financing activities	138,753.87
	Subtotal of Cash Outflows	31,046,681.62
	Net Cash Flows from Financing Activities	–31,046,681.62
IV.	**Effect of Foreign Exchange Rate Changes on Cash**	–
V.	**Net Increase in Cash and Cash Equivalents**	–7,559,654.44

Supplemental Information

	Item	Amount
1.	**Reconciliation of net profit to cash flows from operating activities**	
	Net profit	–16,258,456.42
	Add: Provision for value impairment of assets	725,000.00
	Depreciation of fixed assets	4,253,116.27
	Amortisation of intangible assets	800,000.00
	Amortisation of long-term prepaid expenses	1,149,025.21
	Decrease in prepaid expenses (less: increase)	–56,226.63
	Increase in accrued expenses (less: decrease)	5,744,594.24
	Losses on disposal of fixed assets, intangible assets and other long-term assets (less: gains)	24,920.97
	Losses on scrapping of fixed assets	–
	Financial expenses	2,678,948.60
	Losses on investments (less: gain)	–
	Deferred tax credit (less: debit)	–
	Decrease in inventories (less: increase)	–4,231,702.75
	Decrease in operating receivables (less: increase)	38,154,833.91
	Increase in operating payables (less: decrease)	–7,060,920.96
	Others	365,704.15
	Net cash flows from operating activities	26,288,836.59
2.	**Investing and financing activities that do not involve in cash receipts or payments:**	
	Liabilities transferred into capital	–
	Convertible bonds due within 1 year	–
	Fixed assets under financing lease	–
3.	**Net increase in cash and cash equivalents:**	
	Cash at the end of period	23,005,504.41
	Less: Cash at the beginning of period	30,565,158.85
	Add: Cash equivalents at the end of the period	–
	Less: Cash equivalents at the beginning of the period	–
	Net increase in cash and cash equivalents	–7,559,654.44

RANBAXY (GUANGZHOU CHINA) LIMITED

NOTES TO THE ACCOUNTING STATEMENTS

I. General Condition & Business Activities

Ranbaxy (Guangzhou China) Limited (the "JV") is a Sino-foreign joint venture established by Guangdong Pharmaceutical Factory (Party A), Guangzhou Dongning Pharmaceutical Co., Ltd. (Party B) and Ranbaxy Laboratories Limited (Party C) in August 1993 upon approval. Original total investment of the JV was USD 17,450,000.00 and the original registered capital was USD 7,500,000.00, in which:

Party A contributed USD 1,300,000.00, being 17.33% of the investment;

Party B contributed USD 300,000.00, being 4% of the investment; and

Party C contributed USD 5,900,000.00, being 78.67% of the investment.

The JV engages in manufacturing tablet, capsule, injection, dry syrup and related pharmaceutical bulk drugs and intermediates, and selling its products. The operation term is 12 years.

As the first Sino-India joint venture, the JV went into operation in May 1995, sold its products from August 1995 and exported the products from 1998.

II. Significant Accounting Policies

1. Accounting System

The JV implements the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises.

2. Accounting Year

Accounting year of the JV is from January 1 to December 31 on the Gregorian calendar.

3. Bookkeeping Currency

The JV uses Renminbi ("RMB") as its bookkeeping currency.

4. Basis of Recording and Valuation

Basis of recording adopts the accrual concept and the basis of valuation is stated at actual cost.

5. Foreign Currency Translation

Except for the paid-in capital that will be treated separately, foreign currency transactions during the year are translated into RMB for recording at the market exchange rates stipulated by the People's Bank of China prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the market exchange rates stipulated by the People's Bank of China at the balance sheet date. Exchange differences arising are taken to the income statement.

6. Accounting for Bad Debts

The JV provides bad debts provision with the individual identification method.

7. Inventories

Category	Basis of Valuation
Raw materials, packaging materials	At actual cost
Semi-finished products	Estimated at stage of completion
Finished products	The lower of cost and net realisable value

8. Fixed Assets and Depreciation

Purchased or manufactured fixed assets of the JV are recorded at cost, and depreciated at straight-line method over their expected useful lives, taking into account the estimated residual value (10% of the cost) of the assets concerned. The estimated useful lives are:

Category	Useful Life	Annual Depreciation Rate
House & buildings	20 years	4.5%
Machinery equipment	10 years	9%
Vehicles	5 years	18%
Office equipment	10 years	9%
Other equipment	5 years	18%

9. Construction Work in Progress

Construction work in progress refers to the capitalised assets which are being built or installed, and are booked at cost. Cost includes original cost of machinery equipment, installation expense, construction expense and other direct expense, and also includes the loan interest and exchange loss & gain related to the capitalised assets that arise before these assets are put into operation.

10. Recognition of Revenue from Sale of Products

Revenue from the sale of goods is recognised when goods are dispatched and their significant risks and rewards are passed to the customers, the JV retains neither continuing managerial involvement associated with ownership nor effective control over the goods sold, either the proceeds are received or entitlement of proceeds is evidenced, and the relevant amount of costs can be measured reliably.

11. Taxation

1). Value-added tax

The JV pays value-added tax for its sales of products at the rate of 17%.

2). Enterprise income tax

According to the stipulations of tax laws, the Company enjoy 50% reduction and pays the tax at the rate of 12% in the current year.

3). Accrued income tax

The JV has withheld income tax at the rate of 10% for the royalties paid to Ranbaxy Laboratories Limited.

12. The Company used to implement Accounting Regulations of PRC for Enterprises with Foreign Investment. In accordance with Regulations on the Implementation of Accounting Regulations for Business Enterprises by Enterprises with Foreign Investments with reference CZBCKZ [2001] No. 62 and Announcement on Printing and Distributing Solution of Problems on the Implementation of Accounting Regulations for Business Enterprises by Enterprises with Foreign Investments with reference CKZ [2002] No. 5 issued by the Ministry of Finance of PRC, and the approval of the Board of Directors, the Company applies Accounting Regulations for Business Enterprises from January 1, 2002, and changes the accounting policies as follows:

1. The inventories are measured at the lower of cost and net realisable value. If net realisable value amount is lower than the cost, a provision for decline in value is provided for the difference.
2. Fixed assets are recorded at cost and depreciated over the estimated useful life. Any change in the estimated useful life or impairment of such assets is recognised and provision for decline in carrying value is made for the difference, in the relevant year.
3. Intangible assets are being amortised over a period of 5 years from the date of launch of product. At the period end, any impairment in the value of such intangible assets are recognised and provision for value impairment is made in the relevant year.

III. Notes to Related Data of the Accounting Statements (amounts are in RMB unless otherwise stated)

1. The closing balance of Monetary Fund was RMB 23,005,504.41, in which:

i). The closing balance of Cash on Hand was RMB 142,793.01, which included:

Currency	Original Currency	Amount
RMB		108,553.99
HKD	29.00	30.76
USD	4,135.00	34,208.26
Total		142,793.01

ii). The closing balance of Cash in Bank was RMB 20,111,750.94, which included:

a. Deposits

Currency	Original Currency	Amount
RMB		17,823,275.08
USD	276,507.35	2,288,475.86
Total		20,111,750.94

b. Other Monetary Fund

Items	Amount
Fund in transit	2,740,684.56
Deposit of credit card	10,275.90
Total	2,750,960.46

2. The closing balance of Accounts Receivable was RMB 31,807,719.40.

Items	Amount
Receivables from domestic sale	41,174,221.61
Receivables from export sale	851,761.45
Less: allowance for bad debts	-10,218,263.66
Total	31,807,719.40

3. Other Receivables

Items	Amount
Advances to staff	1,541,161.55
Deposits	631,091.53
Interest receivable	46,170.00
Receivables from Ranbaxy Laboratories Limited	1,759,187.81
Others	2,053,977.67
Less: accrual for bad debts	-794,596.02
Total	5,236,992.54

4. Deferred & Prepaid Expenses

Items	Amount
Insurance premium	126,015.25
Rental	85,569.42
Others	34,346.32
Total	245,930.99

5. Inventories

Items	Amount
Materials in transit	1,026,546.69
Raw materials	3,622,222.81
Packaging materials	1,437,781.48
Work in process	145,067.34
Finished products	8,868,154.56
Total	15,099,772.88

6. Fixed Assets & Accumulated Depreciation

Category	Cost	Depreciation	Net Value
Houses & buildings	6,157,367.49	1,373,678.22	4,783,689.27
Machinery equipment	33,578,160.96	21,685,158.42	11,893,002.54
Office equipment	2,451,860.90	1,160,075.88	1,291,785.02
Other equipment	4,727,969.86	3,754,620.65	973,349.21
Total	46,915,39.21	27,973,533.17	18,941,826.04

7. The beginning balance of intangible assets was 2,210,000.00. With a current increase of 500,000.00, the closing balance turned out to be 2,710,000.00, which represented the non-proprietary technology purchased from the institution of science & research.

NOTES ON RELATED DATA OF THE ACCOUNTING STATEMENTS (CONTD.)
(Amounts are in RMB unless otherwise stated)

8. Long-term Deferred Expenses

Items	Amount
Priority right to use the facility of Guangdong Pharmaceutical Factory	2,030,000.00
Expense for GMP authentication	317,797.40
Total	2,347,797.40

9. Short-term Loans

Banks	Original Currency	Conv. into RMB	Pledge or Guarantee Condition
ICBC Guangzhou Nan Fang Sub-branch	RMB 34,500,000.00	34,500,000.00	Guaranteed by stand-by L/C issued by CITI Bank India, Societe Generale
Total		34,500,000.00	

10. Accounts Payable

Items	Amount
Ranbaxy Laboratories Ltd.	1,026,546.69
Other suppliers	5,674,736.23
Total	6,701,282.92

11. Taxes Payable

Items	Amount
VAT	1,344,413.49
Individual income tax	121,393.78
Stamp duty	20,103.05
Maintenance cost of flood control work	37,070.74
Accrued income tax	228,201.05
Total	1,751,182.11

12. Other Payables

Items	Amount
Interest payable	33,705.00
Commission payable to agents	1,738,469.51
Others	7,066,636.88
Total	8,838,811.39

13. Accrued Expenses

Items	Amount
Loss from price	410,404.15
Expense for usage of facilities (GPF)	590,340.90
Others	1,465,808.79
Total	2,466,553.84

14. Other Current Liabilities

Items	Amount
Ranbaxy Laboratories Ltd. (using fee for royalty)	2,051,755.62
Others	447,971.80
Total	2,499,727.42

15. Paid-in Capital

Investors	Contributions (USD)	Converted into RMB	Proportion of Investment
Party A - Guangdong *Pharmaceutical Factory*	1,300,000.00	11,310,000.00	17.33%
Party B - New Chemic Ltd., HK	300,000.00	2,610,000.00	4%
Party C - Ranbaxy Laboratories Ltd.	5,900,000.00	51,330,000.00	78.67%
Total	7,500,000.00	65,250,000.00	100%

Note: In accordance with the "Note to Guangdong Qiao Guang Pharmaceutical Factory's Merging Guangdong Pharmaceutical Factory" of Guangzhou Pharmaceutical Holdings Co., Ltd., Guangdong Qiao Guang Pharmaceutical Factory has merged Guangdong Pharmaceutical Factory on December 1, 2000, and the related procedures for change of shareholder are now going through.

V. Disclosure of Related Party Relationships and Transactions

1. Related Party Relationships

i). Related parties with substantial control

Name of the Company	Place of Registration	Principal Business	Relationship With the JV	Nature or Type of Business Entity
Ranbaxy Laboratories Ltd.	India	Manufacturing raw materials	Parent company	Stock company with limited liability

ii). Related parties with no substantial control

Name of the Company	Place of Registration	Principal Business	Relationship With the JV	Nature or Type of Business Entity
New Chemic Ltd., HK	Hong Kong	Manufacturing raw materials	Shareholder	Company with limited liability
RANBAXY Netherlands B.V	Netherlands	Manufacturing medicine	Controlled by the same parent company	Company with limited liability
Guangdong Qiao Guang Pharmaceutical Factory	Guangzhou	Manufacturing medicine	Shareholder	State-owned enterprise

2. Contents of related party transactions

i). Purchase of goods

Name of the Company	Amount in the Year 2001	**Amount in the Year 2002**	Pricing Policy
Ranbaxy Laboratories Ltd.	7,345,535.61	**8,522,161.76**	Market price
ii). Sale of goods			
Ranbaxy Netherlands B.V.	1,535,977.28		Market price
Ranbaxy Laboratories Ltd.		**1,879,188.89**	Market price

iii). Balance of receivables and payables between related parties

	Balance as at Dec. 31, 2001	Proportion	**Balance as at Dec. 31, 2002**	Proportion
Accounts Receivable:				
Ranbaxy Netherlands B.V.	1,083,964.78	1.31%		
Ranbaxy Laboratories Ltd.			**851,761.45**	2.03%
Accounts Payable:				
Ranbaxy Laboratories Ltd.	622,563.95	12.18%	**1,026,546.89**	13.28%
Other Current Liabilities:				
Ranbaxy Laboratories Ltd.	2,428,416.98	100.00%	**2,051,755.62**	82%

VI. Other Materiel Event

In accordance with the arrangement between the Company and its parent Ranbaxy Lab. Ltd. (RLL) in 2002, RLL has borne promotion expenses of new products and other costs related thereto during the year.

COMPUTATION SCHEDULE ON TAXABLE INCOME FOR THE YEAR 2002

Monetary Unit : RMB Yuan

ITEM		**the Year 2002**
Total profit		**–16,258,456.42**
Add:	Exceeding part of entertainment expenses	**210,029.31**
	Bad debts provision without approval	**725,000.00**
	Disposal loss of fixed assets without approval	
	Over accrued expenses	**13,143,465.40**
	Accelerated depreciation without approval	
	Overdue surcharge and fine of tax payment	**10,654.65**
	Fine and confiscation	
	Donation not in public benefit nature	**30,000.00**
	Royalties paid to parent companies	
	Administrative expenses paid to related companies	
	Interest exceeding the normal commercial loan interest	
	Non-operating expenses	
	Expense and losses of subsidiaries	
	Taxable income of the current year	**–2,139,307.06**
Less:	Losses of previous years	
	Dividends after tax from subsidiaries	
	Loss of bad debt (approved by Tax Bureau)	**2,994,876.77**
	Write off last year's over accrued expense	**8,143,778.91**
	Taxable Income	**–13,277,962.74**

RANBAXY (NETHERLANDS) B.V.

DIRECTORS' REPORT
31 DECEMBER 2002

The Directors present their Annual Report on the affairs of Ranbaxy (Netherlands) B.V. ("the Company") together with the Financial Statements and the Auditors' Report for the year ended December 31, 2002. The consolidated financial statements of Ranbaxy (Netherlands) B.V. and Subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

1. **Principal activities**

   The Group's principal activities during the year 2002 continued to be the manufacture of and trading in pharmaceuticals.

2. **Review of business**

   The Company had a satisfactory year with consolidated revenues of USD 414,025,061 (entity: Nil).

   The consolidated gross profit amounted to USD 131,326,176.

3. **State of affairs and future developments**

   During the year, the Company increased its investments in its subsidiaries with a further amount of USD 2,815,684.

4. **Result for the year**

   The result for the year - Consolidated profit after taxes : USD 26,757,672.

5. **Share Capital**

   During the year, no further shares were issued.

6. **Employees**

   The growth in our sales would not have been possible without the enthusiastic and committed participation of all our employees. The Directors thank them for their efforts.

7. **Auditors**

   A resolution to re-appoint Arenthals Grant Thorton as auditors will be put to the members at the Annual General Meeting.

   This report was approved by the Board on April 28, 2003.

The Board of Directors :
Mr. D. S. Brar
Mr. J. J. Van Ginkel
Mr. V. K. Kaul
Mr. Gunther Warris

AUDITORS' REPORT

Board of Directors and Stockholders
Ranbaxy (Netherlands) B.V.

We have audited the accompanying consolidated financial statements of Ranbaxy (Netherlands) B.V., Amsterdam, for the year 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the consolidated financial position of the company as of December 31, 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 (h), 2 (n) and 11 to the consolidated financial statements, the company adopted Statement of Financial Accounting Standards No 142, "Goodwill and Other Intangible Assets," on January 1, 2002.

Rotterdam, the Netherlands
April 28, 2003

Arenthals Grant Thornton

RANBAXY (NETHERLANDS) B.V.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2002
(All amounts in United States Dollars, unless specified otherwise)

	Amounts
ASSETS	
Current Assets	
Cash and cash equivalents	6,672,629
Restricted cash	165,046
Accounts receivable, net of allowances	113,321,210
Inventories	82,403,009
Deferred tax assets	1,913,112
Other current assets	4,461,079
Total current assets	208,936,085
Property, plant and equipment, net	24,127,060
Intangibles	22,999,608
Investments	564,088
Deferred tax assets	2,479,271
Other non-current assets	1,766,769
Total assets	**260,872,881**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Short term debt and current portion of long term debt	46,854,124
Trade accounts payable	108,678,828
Accrued expenses and other current liabilities	17,585,596
Total current liabilities	173,118,548
Long term debt, excluding current portion	30,199,583
Other non-current liabilities	683,711
Total liabilities	**204,001,842**
Minority interest	5,015,371
Stockholders' equity	
Common stock, US$ 55.19 par value; 2,000,000 equity shares authorised 996,546 issued and outstanding	55,002,976
Accumulated deficit	(1,004,440)
Accumulated other comprehensive loss	(2,142,868)
Total stockholders' equity	51,855,668
Total liabilities and stockholders' equity	**260,872,881**

The accompanying notes are an integral part of these statements

CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2002

(All amounts in United States Dollars, unless specified otherwise)

	Amounts
Revenue	414,025,061
Cost of revenues	282,698,885
Gross profit	**131,326,176**
Operating expenses	
Selling, general and administrative expenses	56,603,880
Personnel expenses	32,194,183
Depreciation and amortisation	5,732,700
Financial expenses	3,678,064
Total operating expenses	**98,208,827**
Operating income	33,117,349
Other income, net	13,570,497
Income before provision for taxes	46,687,846
Provision for taxes	
Current tax expense	20,247,830
Deferred tax benefit	(1,419,309)
Minority interest	1,101,653
Net income	**26,757,672**

The accompanying notes are an integral part of these statements

RANBAXY (NETHERLANDS) B.V.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2002
(All amounts in United States Dollars, unless specified otherwise)

	Amounts
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	**26,757,672**
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Depreciation and amortisation	5,732,700
Deferred tax benefit	(1,419,309)
Allowance for uncollectibles	(4,769,833)
Loss on disposal of property, plant and equipment	11,753
Property, plant and equipment written off	14,945
Minority interest	1,101,653
Changes in operating assets and liabilities	
Accounts receivable	(41,949,717)
Inventories	(32,091,165)
Prepaid expenses and other current assets	2,866,331
Due from affiliates	(17,713,766)
Other non-current assets	(1,165,967)
Accounts payable	(1,711,354)
Other current liabilities	7,434,104
Due to affiliates	66,266,706
Other non-current liabilities	(2,729,441)
Net cash provided by operating activities	**6,635,312**
Cash flows from investing activities	
Expenditure on property, plant and equipment	(6,229,916)
Cash paid for acquisition (net)	(2,379,682)
Proceeds from sale of property, plant and equipment	29,898
Purchase of investments	(564,088)
Proceeds from sale (net purchase) of intangibles	2,010,600
Proceeds from release of restricted cash	34,821
Amount invested in restricted cash	(90,398)
Net cash used in investing activities	**(7,188,765)**
Cash flows from financing activities	
Repayment of short term debts	(2,165,283)
Repayment of long term debts	(1,153,272)
Repayment of capital lease obligations	(62,742)
Acceptance of term loans	5,324,596
Subscription of common stock by minority interest	294,219
Payment of dividend to minority interest in subsidiary	(196,594)
Net cash provided by financing activities	**2,040,924**
Effect of exchange rate changes on cash	459,724
Net increase in cash and cash equivalent during the year	1,487,471
Cash and cash equivalent at the beginning of the year	4,725,434
Cash and cash equivalent at the end of the year	**6,672,629**
Supplemental disclosures	
Cash paid during the year for interest	3,553,854
Cash paid during the year for income taxes	18,690,980
Leased assets recognised during the year	95,313

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2002

	Common stock					
	No. of shares	Amount	Comprehensive income	Accumulated other comprehensive income (loss)	Retained earnings (Accumulated deficit)	Total stockholders' equity
Balance as at January 1, 2002	**996,546**	**55,002,976**		**(2,763,400)**	**(27,630,111)**	**24,609,465**
Cash dividend declared	–	–		–	(199,600)	(199,600)
Comprehensive income						
Net income	–	–	26,757,672	–	26,757,672	26,757,672
Translation adjustment	–	–	620,532	620,532	–	620,532
			27,378,204			
Pre-acquisition share in retained earnings of Ranbaxy Malaysia Sdn Bhd	–	–		–	67,599	67,599
Balance as at December 31, 2002	**996,546**	**55,002,976**		**(2,142,868)**	**(1,004,440)**	**51,855,668**

The accompanying notes are an integral part of these statements

RANBAXY (NETHERLANDS) B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

(All amounts in United States Dollars, unless specified otherwise)

1. **BUSINESS**

Ranbaxy (Netherlands) B.V. ("RNBV") along with its subsidiaries (collectively known as the "Group Companies") is an integrated international pharmaceutical organisation with businesses encompassing the entire value chain in the marketing, production and distribution of dosage forms.

RNBV was incorporated on December 14, 1993 as a wholly owned subsidiary of Ranbaxy Laboratories Limited ("RLL"), India. It presently operates as a holding and finance Company for the Group Companies.

The Group Companies presently have manufacturing facilities in five countries, namely Ireland, Malaysia, Nigeria, United States of America and Vietnam. Their major markets include United States of America, United Kingdom and Brazil. United States of America became the largest market due to buoyant sales of Cefuroxime Axetil tablets as well as other major products which include Amoxicillin, Cefaclor, Cephalexin, Clindamycin and Minocycline in the anti-infectives segment. Ranbaxy UK Limited introduced branded products in the United Kingdom during the year for the first time since its inception. Brazil became the third largest market for the Group Companies in the second year of its operation on the strength of increasing acceptance of generic products.

2. **SIGNIFICANT ACCOUNTING POLICIES**

A summary of the significant accounting polices applied in the preparation of the accompanying financial statements follows:

a) **Basis of presentation and use of estimates**

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United States of America ("US GAAP"). The preparation of consolidated financial statements in conformity with US GAAP, requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates. The management's estimates for charge-backs, rebates, discounts and returns, the useful life of intangibles and the realisation of deferred assets represent particularly sensitive estimates.

b) **Foreign currency translation**

The accompanying financial statements are reported in United States Dollars, the functional currency of RNBV.

Assets and liabilities of the Group Companies are translated into United States Dollars at the appropriate year-end exchange rates. Income and expenses are translated using the monthly average exchange rates in effect during the year being reported. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations.

c) **Principles of consolidation**

The consolidated financial statements include the financial statements of RNBV and its subsidiaries. An entity in which RNBV has directly or indirectly, through other subsidiary undertakings, has taken a controlling interest is classified as a subsidiary. Any excess or deficits of the purchase price, when compared to the fair values of the assets acquired and liabilities assumed, is allocated to tangible and identifiable intangible assets, with any remaining excess recorded as goodwill. All material inter-company accounts and transactions have been eliminated on consolidation.

The Group Companies, which consolidate under RNBV, presently comprise of entities with the following details.

Name of subsidiary	Country of incorporation	Shareholding
Ranbaxy (S.A.) (Proprietary) Ltd.	South Africa	100.00%
Ranbaxy Pharmaceuticals Inc.	United States of America	100.00%
Ranbaxy Holdings (UK) Ltd.	United Kingdom	100.00%
Ranbaxy (U.K.) Ltd.	United Kingdom	100.00%
Ranbaxy Ireland Ltd.	Ireland	100.00%
Ranbaxy Egypt (L.L.C)	Egypt	100.00%
Ranbaxy Poland SP. Zo.o.	Poland	100.00%
Ranbaxy Pharmaceuticals BV	The Netherlands	100.00%
Ranbaxy Mauritius Ltd.	Mauritius	100.00%
Ranbaxy Europe Ltd.	United Kingdom	100.00%
Basics GmbH	Germany	100.00%
Ranbaxy Do Brazil Ltda	Brazil	100.00%
Ranbaxy Panama, S.A.	Panama	100.00%
Ranbaxy Vietnam Company Ltd.	Vietnam	100.00%
Ranbaxy France SAS	France	100.00%
Rexcel Egypt (L.L.C)	Egypt	100.00%
Unichem Distributors Ltd.	Thailand	99.98%
Unichem Pharmaceuticals Ltd.	Thailand	79.39%
Ranbaxy-PRP (Peru) S.A.C.	Peru	75.00%
Bounty Holdings Co., Ltd.	Thailand	61.60%
Ranbaxy Farmaceutica Ltda (Formerly Ranbaxy SP Medicamentos Ltda)	Brazil	55.00%
Ranbaxy Nigeria Ltd.	Nigeria	52.05%
Ranbaxy Malaysia Sdn. Bhd.	Malaysia	28.25%
Ranbaxy Unichem Company, Ltd. (Formerly Ranbaxy (Thailand) Co. Ltd.)	Thailand	25.01%

d) **Cash and cash equivalents**

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

e) **Inventories**

Finished goods are stated at the lower of cost or market value. Cost is determined using the weighted average and first-in-first-out methods for raw materials, packaging materials and stores and spares. Cost includes the purchase price and attributable direct costs, less trade discount. Cost in the case of work-in-process and finished goods comprises direct labour, material costs and production overheads. Allowance for potentially obsolete or slow moving inventory is made on the basis of the management's analysis of inventory levels.

f) **Investment securities**

The Group Companies follow investment policies, which are consistent with the provisions of Statements of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

RANBAXY (NETHERLANDS) B.V.

NOTES ON THE ACCOUNTS (Contd.)

Investment securities, in which RNBV controls less than 20% common stock are currently classified as "Available-for-sale securities." These consist of available for sale non-marketable equity securities, which are accounted for at fair value.

Investment securities in which RNBV holds between 20%-50% common stock are currently those where RNBV jointly with RLL has more than 50% controlling interest (see note 3). Such entities are treated as subsidiaries for consolidation.

g) **Property, plant and equipment**

Property, plant and equipment are stated at historical cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful life of the respective assets. Assets under capital leases and leasehold improvements are amortised over the lower of their estimated useful lives or the term of the lease.

Expenditure for additions and improvements are capitalised, while costs for repairs and maintenance are charged to operations as incurred. Advances paid for the acquisition of property, plant and equipment outstanding at the balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed as "capital work-in-progress."

The cost and the accumulated depreciation for assets sold, retired or otherwise disposed are removed from the amounts disclosed in the balance sheet and the resulting gain or loss is included in the Consolidated Statement of Income.

The Group Companies have determined the estimated useful lives of assets for depreciation purposes as follows:

Freehold land	Not depreciated
Leasehold land	Over the useful life of the lease
Buildings	30-50 years
Plant and Machinery	5-15 years
Furniture and Fixtures	5-10 years
Office Equipment	3-10 years
Vehicles	5 years

h) **Goodwill and other intangible assets**

Goodwill represents the difference between the purchase consideration paid, and the fair value of assets (including identifiable intangibles) acquired with liabilities assumed at the date of acquisition.

The costs of goodwill, license agreements, and purchased trademarks are capitalised. Intangible assets with a determinable useful life other than goodwill are amortised on a straight-line basis over their estimated useful lives, statutory lives or term of the agreement, whichever is shorter.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations initiated after June 30, 2001 to use the purchase method of accounting. The pooling-of-interests method of accounting has been prohibited except for transactions initiated before July 1, 2001. The Group Companies have used the purchase method of accounting (see note 3).

The Group Companies have adopted SFAS No. 142 and discontinued amortisation of goodwill as of January 1, 2002. The management has performed impairment tests for goodwill and intangible assets with indefinite lives. The fair values of goodwill were estimated using a combination of the expected present values of future cash flows and an assessment of comparable market values. No impairment charges were recorded during the year.

The Group Companies test for impairment of goodwill and other intangible assets consistently at the end of each year, due to the adoption of SFAS 142 as stated above.

There have been no changes in the classification of intangible assets or their remaining useful lives upon adoption of the new pronouncements.

i) **Impairment of long-lived assets**

The Group Companies evaluate the recoverability of its long-lived assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, to future undiscounted net cash flows that the assets can be expected to generate. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value, or the fair value less the cost to sell.

j) **Revenue recognition**

Customers of the Group Companies consist primarily of large pharmaceutical wholesalers who sell directly into the retail channel.

Revenue from product sales is recognised when the merchandise is shipped to customers and all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products has occurred; (iii) the selling price is both fixed and determinable and; (iv) collectibility is reasonably probable.

Provisions for sales discounts, damaged product returns, exchanges for expired product are established as a reduction of product sales revenues at the time such revenues are recognised. Certain charge backs and rebate programmes extended to customers pursuant to industry standards, are recognised as a reduction from product sales revenues at the time of shipment.

k) **Income taxes**

The Group Companies account for deferred taxes under the full liability method, in accordance with the provisions of FAS No.109 "Accounting for Income Taxes." Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates as on the date of the financial statements. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the statement of income in the period of change. Based on management's judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realised.

l) **Employee benefits**

Eligible employees of Ranbaxy Pharmaceuticals Inc ("RPI"), a 100% subsidiary of RNBV, participate in a savings plan ("the plan") under Section 401 (k) of the Internal Revenue Code ("Code") in the United States. The plan allows for employees to defer up to 15% of their annual earnings (within limitations, as adjusted by Section 415(b)(1)(A) of the Code) on a pre-tax basis through voluntary contributions to the plan.

The plan provides that RPI can make optional contributions in an amount up to the maximum allowable by Section 404 of the Code. Employees are 25% vested with regard to the employer's contribution following one year of service, and the employee is fully vested after 3 years of service. RPI's contribution to the plan during the year was US$ 275,000.

RPI also maintains a non-qualified, deferred compensation plan for certain executive employees. Each participating employee may elect to defer up to 100% of his or her compensation. The employees' contributions to this plan are invested in certain funds based on each employee's investment election, and the fair market value of those funds are recorded as a long-term asset with a corresponding liability representing future benefits payable to the employees.

m) **Advertising costs**

The Group Companies expense their advertising expenditures as these are incurred. Advertising costs during the year amounted to US$ 6,527,796.

n) Recent accounting pronouncements

In June 2001, the Financial Accounting Standard Board ("FASB") issued SFAS 142 relating to "Goodwill and Other Intangible Assets," which requires that goodwill should no longer be amortised to earnings, but instead be reviewed for impairment. As previously described in note 2(h), the Group Companies have adopted SFAS 142 for the 2002 fiscal year.

In August 2001, the FASB issued Statement of Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This statement is effective for the 2003 fiscal year. The adoption of SFAS No. 143 does not have a material impact on the Group Companies consolidated financial position or results of operations.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-lived Assets." This statement is effective for the 2002 fiscal year and supersedes Statement of Financial Accounting Standards No 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of," while retaining many of the requirements of such statement. The Group Companies have adopted SFAS 144 (see note 2(i)).

In April 2002, the FASB adopted Statement of Financial Accounting Standards 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, and Extinguishment of Debt made to Satisfy Sinking-Fund Requirements. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate certain inconsistencies and also amends other existing authoritative pronouncements to make various technical corrections and clarify meanings. SFAS No. 145 is effective for the 2003 fiscal year. The management is currently evaluating the impact, if any, that implementation of this statement will have on its results of operations or financial position.

In June 2002, the FASB issued Statement 146 "Accounting for Costs Associated with Exit or Disposal Activites" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between this Statement and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity to be recognised when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognised at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The management is currently evaluating the impact, if any, that implementation of this statement will have on its results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognise a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002 but has certain disclosure requirements effective for financial statements of interim or annual periods ending after December 15, 2002. The Group Companies do not anticipate adoption disclosure requirements of FIN 45 to have a material effect on its financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The management is in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have upon its financial condition or results of operations.

In November 2002, the Emerging Issues Task Force reached a consensus opinion on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The consensus provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting, if certain criteria are met. The consideration for the arrangement should be allocated to the separate units of accounting based on their relative fair values, with different provisions if the fair value of all deliverables are not known or if the fair value is contingent on delivery of specified items or performance conditions. Applicable revenue recognition criteria should be considered separately for each separate unit of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Entities may elect to report the change as a cumulative effect adjustment in accordance with APB Opinion 20, "Accounting Changes." The Group Companies have not determined the effect of adoption of EITF 00-21 on its financial statements or the method of adoption it will use.

3. BUSINESS COMBINATIONS

On September 3, 2002 RNBV acquired 28.25% equity stake in Ranbaxy Malaysia Sdn. Bhd. ("RMSB"), a company incorporated in Malaysia and engaged in manufacturing and marketing products for oral use comprising liquid formulations, tablets, capsules and granules for suspension. The total purchase price of US$ 597,254 was settled through a Special Issue of 2,257,617 new ordinary shares of Malaysian Ringgit 1 per share. Prior to this issue, RLL held 44.85% equity stake in RMSB, which was reduced to 28% after the special issue.

The estimated values assigned to the net assets of RMSB on the date of acquisition are as follows:

Accounts receivables net of allowances	1,726,000
Inventories	2,861,000
Property, plant & equipment	1,030,000
Other assets	1,239,000
Less : Current liabilities	(3,342,000)
Long term liabilities	(162,000)
Net Assets acquired	**3,352,000**

This acquisition has been accounted for by the purchase method. The acquisition of shares at par resulted in negative goodwill of US$ 140,837. The negative goodwill represents the excess of the fair value of RMSB over the purchase consideration on the date of acquisition and has been computed after considering the decline in RLL's stake. The negative goodwill has been allocated as a pro-rata reduction to the written down value of buildings on consolidation. The management has considered the net asset value of RMSB as its fair value on the date of acquisition.

RANBAXY (NETHERLANDS) B.V.

NOTES ON THE ACCOUNTS (Contd.)

RNBV along with RLL hold 56.25% equity stake and a common controlling interest in RMSB. Consequently, RMSB has been treated as a subsidiary of RNBV during consolidation.

RMSB's results have been restated to conform to the accounting policies of the Group Companies. All material transactions between the Group Companies and RMSB have been eliminated.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise of the following:

	2002
Cash in hand	68,932
Cash at bank	6,594,238
Cash equivalents	9,459
Total	**6,672,629**

Cash equivalents represent deposits placed with banks in the normal course of business operations.

5. RESTRICTED CASH

The current restricted cash aggregating US$ 165,046 is in the nature of fixed deposits that have been pledged and will mature within one year from year-end.

6. ACCOUNTS RECEIVABLE

The accounts receivable are stated net of allowance for doubtful debts. The Group Companies maintain an allowance for doubtful debts on accounts receivable, based on present and prospective financial condition of the customer and aging of the accounts receivable after considering historical experience and the current economic environment.

The allowance for doubtful debts is given below:

Balance at the beginning of the year	689,275
Allowance for doubtful debts for the year	4,769,833
Accounts receivable written off during the year	(4,667,159)
Balance of allowance for doubtful debts at the end of the year	**791,949**

7. INVENTORIES

Inventories comprise of the following:

Finished goods	69,614,596
Raw materials	8,550,428
Packaging materials	1,892,870
Work-in-process	2,345,115
Total	**82,403,009**

8. OTHER CURRENT ASSETS

Other current assets comprise of the following:

Prepaid expenses	460,234
Loans and advances	241,703
Trade advances	951,096
Tax advances and tax deducted at source	1,174,739
Balances with statutory authorities	201,473
Deposits	74,203
Due from related parties	912,700
Others	444,931
Total	**4,461,079**

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise of the following:

Freehold land	585,000
Leasehold land	198,253
Buildings	9,886,280
Plant and machinery	24,453,669
Furniture and fixtures	1,701,091
Office equipment	4,870,584
Vehicles	762,298
Capital lease assets	393,112
Capital work-in-progress	376,767
Less: Accumulated depreciation	(19,099,994)
Total	**24,127,060**

Capital lease assets are stated at the present value of the minimum lease payments. The related accumulated depreciation was US$ 109,454 as of December 31, 2002 and the depreciation expense for the year was US$ 78,543.

The depreciation expense relating to property, plant and equipment for the year is US$ 3,676,020.

The future capital lease obligations are as follows:

Year ending December 31,	
2003	80,930
2004	48,568
2005	22,222
2006	–
	151,720

10. INVESTMENTS

a) Investment available for sale

Investment available for sale comprise of amount invested in Nihon Pharmaceuticals Industry Co. Ltd. ("NPI"). On October 16, 2002 RNBV acquired a 10% stake in NPI, a company incorporated in Japan and engaged in the manufacture of branded generic pharmaceuticals, for a total consideration of Japanese Yen 70,000,000 (US$ 564,088).

b) *Investment in wholly owned subsidiary*

On October 2, 2002 RNBV incorporated Ranbaxy France SAS ("RFS") as its wholly owned subsidiary in France. RFS has been established mainly for marketing dosage forms to the French market. RNBV's investment in RFS has been eliminated during consolidation.

c) Short term marketable securities

The Group Companies do not have any short-term marketable securities at the year-end.

11. INTANGIBLES

Intangibles comprise of goodwill (US$ 22,760,146), trademarks (US$ 10,092,758), technical know-how (US$ 777,527) and other intangible assets (US$ 792,305). These have been stated net of accumulated amortisation (US$ 11,423,128) in the financial statements. The amortisation of intangibles excluding goodwill during the year is US$ 2,056,680.

The components of intangible assets include the following:

a) Goodwill on acquisition of OHM Laboratories, Inc.

In September 1995, RPI, through its wholly owned subsidiary Ranlab Inc., acquired all outstanding shares of common stock of Ohm Laboratories Inc., a company incorporated in the United States of America, from all stockholders of record on that date. The purchase price of US$ 12,610,000, included acquisition costs of US$ 110,000. The acquisition was accounted for as a purchase, and goodwill amounting to US$ 8,787,000 was recorded upon acquisition, as the excess of the purchase price over the aggregate of the fair market value of the assets acquired and the liabilities assumed. Goodwill will not be amortised but will be subject to periodic impairment testing (see note 2(h)).

b) Goodwill on acquisition of Ranbaxy Ireland Limited

RNBV acquired all outstanding shares of common stock of Ranbaxy Ireland Limited (formerly Rima Pharmaceuticals Ltd), a company incorporated in Ireland, from all stockholders of record on January 10, 1996. The acquisition was accounted for as a purchase, and goodwill in the amount of US$ 5,527,564 was recorded upon acquisition, as the excess of the purchase price of US$ 3,637,113 over the fair market value of US$ (1,890,451) representing the assets acquired and the liabilities assumed. Goodwill will not be amortised but will be subject to periodic impairment testing (see note 2(h)).

c) Goodwill on acquisition of Ranbaxy Farmaceutica Ltda

During 2000, RNBV acquired 55% outstanding quotas of Ranbaxy Farmaceutica Ltda (formerly Ranbaxy S.P. Medicamentos Ltda), a company incorporated in Brazil, from the stockholders of record on that date. The acquisition was accounted for as a purchase, and goodwill amounting to US$ 403,006 was recorded upon acquisition, as the excess of the purchase price of US$ 785,916 over the aggregate of the fair market value of the assets acquired and the liabilities assumed. Goodwill will not be amortised but will be subject to periodic impairment testing (see note 2(h)).

d) Intangibles on acquiring product assets

In March 2000, RPI acquired from a pharmaceutical manufacturer all manufacturing, packaging and proprietary rights, including all trademarks, registrations, marketing data, and customer lists of a product. In consideration therefore, RPI paid approximately US$ 6,500,000 in cash and a US$ 1,250,000 note payable. The assets acquired are being amortised over fifteen years.

e) Intangibles on acquisition of "Basics" - a division of Bayer Vital GmbH & Co. KG

With a view to gain entry to the generics market in Germany, RNBV, through its wholly owned subsidiary Basics GmbH (formerly Pegasus Sextus Vermogensverwaltung GmbH), purchased all of the rights, title and interest in and to the assets relating to the "Basics" division of Bayer Vital GmbH & Co. KG, a company incorporated in Germany. The purchase consideration of approximately US$ 7,100,000 was in pursuance with an asset sale and purchase agreement executed on April 20, 2000. The purchase consideration included approximately US$ 2,300,000 towards trademarks, registrations and products in the Basics division. These are being amortised over a period of five years. Also included in the purchase consideration is goodwill for an amount approximating US$ 4,800,000. Goodwill will not be amortised but will be subject to periodic impairment testing (see note 2(h)).

An additional sum of approximately US$ 1,800,000 was paid for stocks acquired from the Basics division of Bayer Vital GmbH & Co. KG. In August 2001, Basics GmbH started delivering pharmaceutical goods to wholesale merchants in Germany.

f) Goodwill on acquisition of HMS Sales & Marketing Inc

In July 2000, RPI acquired the assets of a sales and marketing business - HMS Sales & Marketing Inc, a company incorporated in the United States of America, at a purchase price of US$ 875,000. The acquisition was accounted for as a purchase. Goodwill and other intangible assets of US$ 475,000 were recorded at the acquisition date. The acquisition was financed by debt from the seller. Goodwill will not be amortised but will be subject to periodic impairment testing (see note 2(h)).

g) Goodwill on acquisition of Ranbaxy-PRP (Peru) S.A.C.

During August 2001, RNBV acquired 75% outstanding shares of common stock of Ranbaxy PRP (Peru) S.A.C., a company incorporated in Peru, for a purchase consideration of US$ 75,000. The acquisition was accounted for as a purchase, and goodwill in the amount of US$ 66,902 was recorded upon acquisition, being the excess of the purchase price over the aggregate of the fair market value of the assets acquired and the liabilities assumed. Goodwill will not be amortised but will be subject to periodic impairment testing (see note 2(h)).

h) Intangibles on acquiring assets from Signature Pharmaceuticals, Inc. and American Generics, Inc.

On July 19, 2002, RPI entered into an asset acquisition agreement with Signature Pharmaceuticals, Inc. and American Generics, Inc. for approximately US$ 3,700,000 consisting of cash of approximately US$ 2,700,000 and the assumption of a US$ 1,000,000 note payable. The acquisition was accounted as an asset purchase. The value of the assets acquired was approximately US$ 2,100,000 and accordingly RPI recorded goodwill of approximately US$ 1,600,000 related to the excess of the purchase price over the assets acquired. Goodwill will not be amortised but will be subject to periodic impairment testing (see note 2(h)).

RANBAXY (NETHERLANDS) B.V.

NOTES ON THE ACCOUNTS (Contd.)

12. OTHER NON-CURRENT ASSETS

Other non-current assets comprise of the following:

	2002
Prepaid expenses	88,982
Loans and advances	129,161
Deposits	1,053,753
Others	494,873
Total	**1,766,769**

13. BORROWINGS

a) Short term debt (including current portion of long-term debt)

Short term debt comprises the following:

Working capital loans from banks and financial institutions	25,924,336
Short term loan from banks	19,596,468
Short term loan from others	180,707
Current portion of long-term debt	1,152,613
Total	**46,854,124**

The Group Companies have availed loans to finance their working capital requirements. The interest repayment schedules varies for each loan as per fixation of London Inter-bank Transfer Rate ("LIBOR") or other benchmark rates like Euro Inter-bank Offer Rate ("EURIBOR"). The LIBOR and EURIBOR rates at the fiscal 2002 year-end were 1.38% p.a and 2.86% p.a. respectively.

The working capital loans are generally renewed annually and include the following:

(i) Working capital loans with a balance of US$ 1,314,589 at year-end, taken by RMSB, with interest rates of 8-8.5% per annum ("p.a."). These loans were taken on the basis of a letter of awareness from RLL and is secured by a fixed and floating charge on RMSB's leasehold land and building.

(ii) Various working capital loans taken by RNBV as per the following details, for an aggregate of US$ 17,443,200 outstanding at year-end.

(a) A loan of the amount of US$ 5,000,000 taken from Credit Lyonnais at an interest rate of 0.5% p.a. over LIBOR, secured by a corporate guarantee from RLL for US$ 2,500,000 and a letter of comfort from RLL for US$ 2,500,000.

(b) Loan of the amount of US$ 6,000,000 taken from ABN AMRO Bank N.V at interest rates of 0.5% p.a. over LIBOR secured by a letter of comfort from RLL.

(c) Loan of Euro equivalent to US$ 1,443,200 taken from ABN AMRO Bank N.V at interest rates of 0.5% p.a. over EURIBOR secured by a letter of comfort from RLL.

(d) A loan of the amount of US$ 3,000,000 taken from Canara Bank at an interest rate of 1.1% p.a. over LIBOR. This loan is secured to the extent of 50% by corporate guarantee from RLL and for the balance amount RLL has provided a letter of comfort.

(e) A loan of the amount of US$ 2,000,000 taken from Citibank N.A. at an interest rate of 1.0% p.a. over LIBOR, secured by a letter of comfort from RLL.

(iii) A working capital loan from Citibank N.A for the amount of US$ 501,999, taken by Ranbaxy-PRP (Peru) S.A.C, at interest rates of 0.75% p.a. over LIBOR, secured by a letter of comfort from RLL.

(iv) A working capital loan from ABN AMRO Bank N.V for the amount of US$ 85,237 at year-end, taken by Ranbaxy Ireland Ltd., at an interest rate of 0.5% p.a. over LIBOR, secured by corporate guarantee from RNBV and a letter of comfort from RLL.

Short term loans have interest repayment schedules that vary for each loan as per fixation of LIBOR or other benchmark rates like EURIBOR. These loans include the following:

(i) Short term loans from Credit Lyonnais Vietnam with a balance of US$ 768,194 at year-end, taken by Ranbaxy Vietnam Company Limited, a wholly owned subsidiary of RNBV, at an interest rate 0.70% p.a. over the lender's Vietnamese Dong cost of funding, secured by corporate guarantee from RNBV and a letter of comfort from RLL.

(ii) Short term loans from Credit Lyonnais and a local bank with a balance of US$ 1,210,051 at year-end, taken by Ranbaxy Egypt (L.L.C), a wholly owned subsidiary of RNBV, at interest rates of 7.5-12.3% p.a., secured by letter of intent from RLL and corporate guarantee from RNBV besides charge on its receivables.

(iii) Short term loans from local banks for the amount of US$ 6,579,311 at year-end, taken by Ranbaxy Farmaceutica Ltda at interest rates of 1-2% p.a. over the daily inter-bank interest rate. These loans are unsecured.

(iv) Short term loan from Canara bank for the amount of US$ 4,828,594 at year-end, taken by Ranbaxy (U.K.) Ltd., at an interest rate of 1.1% p.a. over LIBOR. This loan is secured by hypothecation of stocks, debtors and debentures on the floating assets of the company and a letter of comfort from RLL.

(v) Short term loans from Citibank N.A for the amount of US$ 6,297,890 at year-end, taken by Basics GmbH, at interest rates 0.75-1.0% p.a. over EURIBOR, secured by a letter of comfort from RLL.

(vi) Overdraft from banks for the amount of US$ 226,401 taken by RNBV at interest rates of 0.50-1.00% p.a. over LIBOR.

(vii) Short term loans from banks for the amount of US$ 13,035, taken by Ranbaxy-PRP (Peru) S.A.C, at interest rates of 0.75% p.a. over LIBOR.

(viii) Short term loans from banks for the amount of US$ 2,099,297, taken by Ranbaxy Ireland Ltd. from ABN AMRO Bank N.V at an interest rate 0.5% p.a. over LIBOR, secured by a corporate guarantee and a letter of comfort from RLL.

(ix) Short term loans from banks and others for the amounts of US$ 1,276,665 and US$ 80,096 respectively at year-end, taken by Ranbaxy Nigeria Ltd. ("RNL") at 1% p.a. below the prevailing prime lending rates. These are secured by a general charge on RNL's assets.

(x) Short term loans from banks for the amount of US$ 1,946,251 at year-end, taken by Ranbaxy Unichem Company, Ltd. at 1-2% p.a. above the prevailing minimum lending rates. RLL has provided letters of comfort for these loans.

(xi) Short term loans from banks for the amount of US$ 930,090 at year-end, taken by Ranbaxy (S.A.) (Proprietary) Ltd., a wholly owned subsidiary of RNBV. These loans carry interest rates of 16-17% p.a. and were taken on the basis of a letter of comfort from RLL and secured by a corporate guarantee from RNBV.

b) **Long-term debt**

Long-term debt comprise of the following:

	2002
Term-loan from banks and financial institutions	23,617,781
Capital lease obligation for capital leases	334,573
Unsecured loans	7,382,004
Others	17,838
Less: current portion of long term debt	(1,152,613)
Total	**30,199,583**

Scheduled aggregate annual payments of long-term debt are approximately US$ 1,200,000 for 2003, US$ 22,200,000 for 2004, US$ 7,100,000 for 2005 and US$ 900,000 for 2006 and thereafter.

Term-loans from banks and financial institutions include the following transactions:

(i) During 2002, Ranbaxy Pharmaceuticals Inc ("RPI") entered into a series of short-term amendments to increase its available facility to $21,000,000. Under the terms of the Amended and Restated Revolving Credit, Term-Loans and Security Agreement (the "Agreement"), these loans extend through January 2004. Under the terms of the Agreement, the facilities can be rolled over from LIBOR based loans to Prime Rate based loans and vice-versa. Interest on amounts borrowed pursuant to this facility is computed at the LIBOR or at the Prime Rate, plus a margin based on RPI's calculated Leverage Ratio. The interest rate in effect at December 31, 2002 was 3.70% p.a. The amount outstanding under this facility at year-end was US$ 18,750,000. Borrowings under this Agreement are limited to specific percentages of "eligible accounts receivable and inventory."

(ii) RPI has a term loan with a bank for the amount of US$ 912,304 at year-end. The term loan is payable in monthly installments through August 2011. The interest on this term loan was computed at 8.375% for the period through July 2001. Thereafter, the rate is reset at each five-year anniversary date, based upon 175 basis points above the weekly average on U.S. Treasury obligations, adjusted to a constant maturity of five years (3.34% p.a. at December 31, 2002). The current loan repayment, including principal and interest is US$ 11,557 per month.

(iii) RPI has obtained financing through certain tax-exempt bonds in the amount of US$ 3,000,000 repayable in monthly installments through August 2003. The amount outstanding at year-end was US$ 374,603. Monthly installments of US$ 51,275 are required through maturity. Interest on this financing is calculated at the rate of 72.3% of the bank's prime rate (3.07% p.a. at December 31, 2002).

(iv) RPI has obtained a term loan with an amount of US$ 490,183 outstanding at year- end. The term loan is payable in quarterly installments through April 2005. The interest on this term loan is computed at approximately 87% of the bank's prime rate (3.17% p.a. at December 31, 2002). Repayments over the first two years of the loan are based upon a ten-year loan pay out and for the remainder of the loan term, upon a five-year loan pay out. The current monthly payment approximates US $16,400.

(v) RPI has obtained another term loan with an amount of US$ 466,571 outstanding at year-end. The term loan was obtained during the year 2000. This loan is payable in quarterly installments over a seven-year pay out through June 2007. The interest on this term loan is computed at approximately 87% of the bank's prime rate (3.17% p.a. at December 31, 2002). The monthly payment approximates US$ 10,395.

The loans discussed in (i) to (v) above are collateralised by accounts receivable, inventories and equipment and certain loans require compliance with certain financial covenants, which have been met by RPI during 2002.

(vi) Ranbaxy Ireland Limited has a term loan for the amount of US$ 2,624,121 outstanding at year-end. This term loan was secured by a corporate guarantee of approximately US$ 2.1 million from RNBV and a letter of comfort from RLL. The interest rate on this loan is 0.95% over Euribor.

Unsecured loans include a bank loan with an amount of US$ 6,500,000 outstanding at year-end. RPI has obtained the bank loan in March 2000, and this was originally repayable in full in March 2002. The repayment period has been extended to April 2005. Interest on this term loan is computed at LIBOR plus 1.4% p.a. in semi-annual installments (3.56% p.a. at December 31, 2002). Unsecured loans also include a note payable by RPI with an amount of US$ 882,004 outstanding at year-end. Interest on the note is computed at 6% p.a. and the note payable is due for payment in equal quarterly installments from August 2002.

Capital lease obligations include non-bank debts of Ranbaxy Pharmaceuticals Inc. (US$ 83,991), Ranbaxy Malaysia Sdn. Bhd. (US$ 70,767), Ranbaxy Farmaceutica Ltda (US$ 47,704) and Basics GmbH (US$ 132,109).

14. ACCOUNTS PAYABLES

Accounts payables comprise of trade creditors for goods and services.

15. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities comprise of the following:

	2002
Accrued expenses	1,502
Unearned income	650,000
Deposits & other liabilities	32,209
Total	**683,711**

16. MINORITY INTEREST

Minority interest includes RLL's equity stake as per the following details:

a) RLL has 32.68% equity stake in Ranbaxy Nigeria Limited. An amount of US$ 134,373 is included in the income statement as minority interest and US$ 386,569 is included in the balance sheet as minority interest.

b) RLL has 48.35% effective equity stake in Ranbaxy Unichem Company, Limited. An amount of US$ 29,153 is included in the income statement as minority interest and US$ 553,510 is included in the balance sheet as minority interest.

c) RLL has 24.48% effective equity stake in Bounty Holdings Company, Limited. An amount of US$ (371) is included in the income statement as minority interest and US$ 30,410 is included in the balance sheet as minority interest.

d) RLL has 12.12% effective stake in Unichem Pharmaceuticals Limited. An amount of US$ (659) is included in the income statement as minority interest and US$ 29,029 is included in the balance sheet as minority interest.

e) RLL has 28.25% equity stake in Ranbaxy Malaysia Sdn. Bhd. An amount of US$ 232,793 is included in the income statement as minority interest and US$ 1,023,656 is included in the balance sheet as minority interest.

RANBAXY (NETHERLANDS) B.V.

NOTES ON THE ACCOUNTS (Contd.)

17. STOCKHOLDERS' EQUITY

a) **Common Stock**

RNBV presently has only one class of common stock. For all matters submitted to vote in the shareholders meeting, every holder of common stock, as reflected in the records of the RNBV on the date of the stockholders' meeting shall have one vote in respect of each share held.

b) **Dividends**

During the year Ranbaxy Malaysia Sdn. Bhd. and Ranbaxy Nigeria Limited have distributed dividends of US$ 157,916 at the rate of 12% of common stock and US$ 110,628 at the rate of 62% of common stock, respectively to its stockholders. Out of the above US$ 103,577 has been remitted to RLL and US$ 93,017 to other minority stakeholders.

18. STRATEGIC AGREEMENT TERMINATION

In January 2002, Ranbaxy Pharmaceutical Inc ("RPI") had received a settlement payment approximating US$ 5,000,000 relating to the termination of certain strategic alliance agreements with a third party. Under the Terms of the Termination Agreement, RPI purchased certain equipment, patents, trademarks and other intellectual property from the third party. The cost of the assets purchased approximated US$ 50,000, and together with a US$ 50,000 transition fee charged by the third party, was offset against the settlement proceeds paid to RPI. RPI has recorded other income approximating US$ 5,000,000 relating to this transaction in the fiscal 2002. RPI utilised the proceeds of the settlement to pay amounts due to such third party for product purchases.

19. OTHER INCOME

Other income comprises of interest income on investments and bank deposits, exchange rate differences on transactions and translations, rent and miscellaneous income.

20. RELATED PARTY TRANSACTIONS

The Group Companies have entered into the following transactions with related parties:

a) Transactions with Ranbaxy Laboratories Limited ("RLL") for the purchase and sale of active pharmaceutical ingredients and formulations, royalty, technology fee, lease rentals for cars and promotional expenses.

b) Inter-corporate loans with subsidiaries of RLL excluding the Group Companies.

c) Transactions with equity partners of the Group Companies, which include H.B. Farma Laboratorios (a company incorporated in Brazil and holding a 2% equity stake in Ranbaxy Farmaceutica Ltda) and Puerto Rico Pharmaceutical Inc (a company incorporated in Peru and holding a 25% equity stake in Ranbaxy PRP (Peru) S.A.C. for the purchase of active pharmaceutical ingredients and formulations, and services.

The following is a summary of material related party transactions during the year:

Purchases from	**2002**
RLL	229,691,435
Equity partners of Group Companies	60,203
Sales to	
RLL	1,818,338
Royalty and technology fee to	
RLL	10,396,703
Interest received from	
Subsidiaries of RLL, excluding the Group Companies	27,784
Interest paid to	
Subsidiaries of RLL, excluding the Group Companies	42,085
Other income from	
RLL	8,075,851
Equity partners of Group Companies	10,853
Other expenses paid to	
RLL	99,113
Equity partners of Group Companies	7,754
Related party balances at year-end comprise of the following:	
Amounts due from	
RLL	6,507,453
Subsidiaries of RLL, excluding the Group Companies	859,946
Equity partners of Group Companies	56,496
Amounts due to	
RLL	93,643,106
Subsidiaries of RLL, excluding the Group Companies	85,398
Equity partners of Group Companies	214,953

21. INCOME TAXES

The provision for income taxes comprises of the following:

Current tax expense (benefit)	
Domestic taxes	–
Foreign taxes	20,247,830
Deferred tax expense (benefit)	
Domestic taxes	–
Foreign taxes	(1,419,309)
Total	**18,828,521**

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that create those differences is given below:

Deferred tax assets - Current	2002
Accounts receivable net of allowances	7,696
Provisions for inventory obsolescence and other write-downs	528,525
Deferred revenue expenditure charged off completely	29,205
Capital lease obligations	15,349
Accrued expenses and other current liabilities	1,139,757
Exchange loss on accounts payables	192,580
	1,913,112
Deferred tax assets - Non current	
Property, plant and equipment	593
Intangible assets	1,110,032
Capital lease obligations	37,492
Net operating loss	1,331,154
	2,479,271
Total	**4,392,383**

In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The amount of the deferred tax assets considered realisable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Net operating losses of US$ 1,331,154 are eligible to be carried forward beyond five years. The applicable local tax laws allow the net operating losses to be carried forward as long as the entity continues its business.

22. CONTINGENCIES AND COMMITMENTS

a) Leases

The Group Companies leased offices and residential facilities under operating lease agreements, which are cancelable at any time by giving the required notice period and are renewable on a periodic basis at the option of both the lessor and the lessee.

The Group Companies have also leased assets under non-cancelable lease agreements for which the approximate future payment obligations are as follows:

Year ending December 31,	
2003	1,700,000
2004	1,700,000
2005	1,600,000
2006	1,200,000
2007	400,000
Total	**6,600,000**

b) Strategic Agreements

The Group Companies, in the ordinary course of business, have and may enter into strategic research, manufacturing, distribution and selling agreements. These agreements may call for certain financial commitments either pre or post commercial launch of a product. Certain commitments are fixed in amount and certain are dependent on future sales volumes.

c) Other contingencies and capital commitments

The Group Companies are involved in certain claims, tax assessments and litigation arising in the ordinary course of business primarily related to patent infringement claims for products that the Group Companies currently or intend to sell, manufacture or distribute. The management believes that these matters, taken individually, or in aggregate, would not have a material impact on the financial position of the Group Companies or their results of operations. In certain claims and litigation, RPI is named as a co-defendant, along with others including RLL.

Ranbaxy Ireland Limited is committed to purchasing an asset approximating US$ 85,000, of which approximately US$ 76,000 has already been paid.

23. CONCENTRATIONS

RPI accounts for approximately 71% of the Group Companies consolidated revenues in the fiscal 2002. At December 31, 2002, two customers of RPI accounted for approximately 12% of its gross accounts receivable. During 2002 there were two customers, each of whom individually accounted for approximately 10% of its net sales. For the year ended December 31, 2002, the net sales of 11 products represented approximately 78% of the total net sales of RPI.

24. RECONCILIATION OF DUTCH AND US GAAP FINANCIAL STATEMENTS

There are differences between the Dutch GAAP and US GAAP financial statements. The material differences arise due to amortisation of goodwill in accordance with the Dutch GAAP and treatment of dividends declared post year-end. In accordance with US GAAP, by adopting SFAS 142 during the year, the Group Companies did not recognise amortisation of goodwill amounting to approximately US$ 2,266,000. The US GAAP financial statements do not include dividends of approximately US$ 71,700 that were declared by RMSB subsequent to year-end. These would have been recorded as a provision in the Dutch GAAP financial statements. The cumulative effect of the differences between the Dutch GAAP and US GAAP on the stockholders equity would be approximately US$ 2,300,000.

The Board of Directors

D. S. BRAR **V. K. KAUL** **GUNTHER WARRIS** **J. J. VAN GINKEL**

RANBAXY (NETHERLANDS) B.V.

REPORT OF THE MANAGEMENT

The management herewith presents to the shareholder the annual accounts of Ranbaxy (Netherlands) B.V. (hereinafter: "the Company") for the year 2002.

General

The Company is a limited liability company incorporated under the laws of The Netherlands and acts as an intermediate holding and finance company for Ranbaxy Laboratories Ltd.

Overview of activities

During the year, the company increased its investments in its subidaries with a further amount of USD 2,815,682 (2001: USD 5,148,147)

Results

The result for the year 2002 amounts to a loss of USD 1,066,725 (2001: USD 1,848,089 loss).

Future outlook

The management is of the opinion that the present level of activities will be maintained during the next financial year.

Amsterdam, April 25, 2003

D. S. Brar
V. K. Kaul

Gunther Warris
J. J. Van Ginkel

AUDITORS' REPORT

We have audited the financial statements of Ranbaxy (Netherlands) B.V., Amsterdam, for the year 2002 as set out on pages 199 to 202. These financial statements are the responsibility of the company's mangament. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statments are free of material mistatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statments. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the fianancial position of the company as at December 31, 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Rotterdam, the Netherlands

April 25, 2003

Arenthals Grant Thornton

BALANCE SHEET AS AT DECEMBER 31, 2002

(after appropriation of the loss, expressed in US Dollars)

	Notes	2002	2001
FIXED ASSETS			
Intangibles		156,030	–
Financial fixed assets			
Interests in group entities	1	54,052,898	51,237,216
Loans to group entities	2	5,416,828	17,112,258
Total fixed assets		59,625,756	68,349,474
CURRENT ASSETS			
Debtors			
Amounts owed by group entities	3	859,946	1,114,162
Other receivables	4	170,097	225,528
Cash at banks	5	57,582	181,372
Total current assets		1,087,624	1,521,062
CURRENT LIABILITIES (DUE WITHIN ONE YEAR)			
Amounts due to group entities	6	458,868	465,868
Accrued liabilities and other payables	7	207,926	261,094
Short term bank loans	8	17,669,601	25,689,523
Total current liabilities		18,336,396	26,416,485
CURRENT ASSETS LESS CURRENT LIABILITIES		(17,248,772)	(24,895,423)
TOTAL ASSETS LESS CURRENT LIABILITIES		42,376,983	43,454,051
Shareholder's equity	9		
Paid up and called up share capital		55,002,975	55,002,975
Other reserves		(11,689,158)	(10,622,432)
Translation reserve		(936,834)	(926,492)
Total shareholders' equity		42,376,983	43,454,051

(The accompanying notes form an integral part of these financial statements.)

RANBAXY (NETHERLANDS) B.V.

Profit & Loss Account for the year ended December 31, 2002
(expressed in US Dollars)

	Notes	2002	2001
HOLDING ACTIVITIES			
Dividends from group entities	10	71,950	–
Result sale interests in group entities	11	–	(515,595)
Result holding activities		71,950	(515,595)
FINANCING ACTIVITIES			
Interest income on loans to group entities	12	68,337	438,855
Interest expense Bank loans		(622,003)	(1,426,932)
Result financing activities		(553,666)	(988,077)
OTHER FINANCIAL INCOME AND EXPENSES			
Other income	13	(2,273)	204,622
Currency exchange rate differences	14	(248,834)	67,483
Total other financial income and expenses		(251,107)	272,106
Other income and expenses			
General and administrative expenses	15	(333,902)	(316,889)
Depreciation goodwill		–	(299,633)
Total other income and expenses		(333,902)	(616,522)
Result before taxation		(1,066,725)	(1,848,089)
Taxation		–	–
Result after taxation		(1,066,725)	(1,848,089)

(The accompanying notes form an integral part of these financial statements.)

NOTES TO THE ANNUAL ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2002

GENERAL

The Company was incorporated as a limited liability company under the laws of The Netherlands on December 14, 1993 and has its statutory seat in Amsterdam. The ultimate holding company is Ranbaxy Laboratories Limited ("RLL"), Punjab, India. The principal activity of the Company is to act as a holding and finance company.

BASIS OF PRESENTATION

The accompanying accounts have been prepared in accordance with accounting principles generally accepted in The Netherlands, the most significant of which are as follows:

a. **Financial fixed assets**

Interests in group entities are valued at historical cost. Permanent impairment of cost price with net asset value will lead to a diminution in value to this lower market value.

b. **Foreign currencies**

Other assets and liabilities in foreign currencies are translated into USD at their exchange rates prevailing on the balance sheet date. Transactions in foreign currencies are translated into USD at the exchange rates in effect at the time of the transactions. The resulting currency exchange rate differences are taken to the profit and loss account.

c. **Assets and liabilities**

All other assets and liabilities are shown at face value, unless stated otherwise in the notes.

d. **Consolidation**

In conformity with article 408, Book 2 of the Dutch Civil Code, the Company does not prepare consolidated annual accounts. The annual accounts of the Company and its subsidiaries are included in the consolidated accounts of the ultimate holding company.

e. **Recognition of income**

Dividends from group entities are recorded as income when received. Other income and expenses, including taxation, are recognised and reported on accrual basis.

f. **Corporate income tax**

Provisions for taxation have been made in accordance with the standard ruling practice for holding companies in The Netherlands. Final corporate income tax assessments have been received for the financial years through 1998.

RANBAXY (NETHERLANDS) B.V.

NOTES TO THE ANNUAL ACCOUNTS (Contd.)

BALANCE SHEET

1 Interests in group entities

Name	Domicile	Owned % (Prior year)	2002 USD	2001 USD
Ranbaxy Mauritius Ltd.	Mauritius	100 (100)	449,000	449,000
Ranbaxy (S.A.) Proprietary Ltd.	South Africa	100 (100)	3,272,000	2,972,000
Ranbaxy Nigeria Ltd.	Nigeria	52.05 (52.05)	553,227	553,227
Ranbaxy Holdings (UK) Ltd.	United Kingdom	100 (100)	24,081,616	24,081,616
Unichem Distributors Ltd.	Thailand	99.98 (99.98)	430,377	430,377
Unichem Pharmaceuticals Company Ltd.	Thailand	79.39 (79.39)	201,880	201,880
Ranbaxy (UK) Ltd.	United Kingdom	100 (100)	1,108,516	1,108,516
Ranbaxy Ireland Ltd.	Ireland	100 (100)	13,429,581	13,429,581
Ranbaxy (Poland) Sp. Zoo.	Poland	100 (100)	866,000	866,000
Ranbaxy Egypt (L.L.C)	Egypt	100 (100)	394,277	394,277
Bounty Holdings Co. Ltd.	Thailand	61.39 (61.39)	107,193	107,193
Ranbaxy Pharmaceuticals B.V.	The Netherlands	100 (100)	20,512	20,512
Ranbaxy Unichem Company Ltd.	Thailand	24.93 (24.93)	93,482	93,482
Ranbaxy Do Brazil Ltda.	Brazil	100 (100)	178,368	148,368
Ranbaxy Panama, SA	Panama	100 (100)	10,000	10,000
Basics GmbH	Germany	100 (100)	5,222,745	4,287,265
Ranbaxy Vietnam Company Ltd.	Vietnam	100 (100)	890,000	820,000
Ranbaxy Farmaceutica Ltda.	Brazil	55 (55)	1,188,922	1,188,922
Ranbaxy PRP (Peru) S.A.C.	Peru	75 (75)	375,000	75,000
Ranbaxy Malaysia Sdn. Bhd.	Malaysia	28.25 (00)	597,254	–
Ranbaxy France SAS	France	100 (00)	18,858	–
Nihon Pharmaceuticals Industry Co. Ltd.	Japan	10 (00)	564,090	–
			54,052,898	51,237,216

The Company has made use of article 389.9, Book 2 of the Dutch Civil Code, which enables departure from valuing subsidiaries at equity value. The Company has made use of article 408, Book 2 of the Dutch Civil Code. Last year the subsidiaries were valued at equity value (USD 34,842,617).

		2002 USD	2001 USD
2	**Loans to group entities**		
	Ranbaxy Egypt (L.L.C)	834,518	844,860
	Ranbaxy (UK) Ltd.	136,935	–
	Bounty Holdings Co. Ltd.	309,078	300,921
	Ranbaxy Ireland Ltd.	556,297	2,285,387
	Ranbaxy Pharmaceuticals Inc.	–	2,000,000
	Ranbaxy Pharmaceuticals B.V.	3,580,000	11,546,018
	Unichem Distributors Ltd.	–	57,353
	Unichem Pharmaceuticals Company Ltd.	–	77,720
		5,416,828	17,112,258
3	**Amounts owed by group entities**		
	Ranbaxy (Hongkong) Limited	658,346	918,462
	Ranbaxy N.A.N.V.	201,600	195,700
		859,946	1,114,162
4	**Other receivables**		
	Advance insurance premium	55,499	10,000
	Witholding tax receivable	34,598	14,222
	Others	–	121,306
	Loan Mr. Mokhtar	80,000	80,000
		170,097	225,528
5	**Cash at banks**		
	Current accounts with several banks	57,582	181,372
		57,582	181,372
6	**Amounts due to group entities**		
	Ranbaxy Mauritius Ltd.	458,868	465,868
		458,868	465,868
7	**Accrued liabilities and other payables**		
	Other payables	–	19,213
	Bank interest payable	132,758	108,043
	Accruals and Creditors	75,168	133,838
		207,926	261,094
8	**Short term bank loans**		
	Over draft with Canara Bank	137,886	–
	Overdraft with Credit Lyonnais	88,515	2,228,561
	Loan Canara Bank	3,000,000	3,000,000
	Loan Citibank	2,000,000	5,000,000
	Loan BofA TOBB	–	2,000,000
	Loan ABN AMRO Amsterdam USD	6,000,000	7,250,000
	Loan ABN AMRO Amsterdam EUR	1,443,200	1,210,963
	Loan Credit Lyonnais	5,000,000	5,000,000
		17,669,601	25,689,523

RANBAXY (NETHERLANDS) B.V.

NOTES TO THE ANNUAL ACCOUNTS (Contd.)

9 Capital and reserves

The authorised share capital of the Company amounts to NLG 200,000,000 (EUR 90,756.043) divided into 2,000,000 shares of NLG 100 (EUR 45.38) each. Issued and paid up are 996,546 shares of NLG 100 (EUR 45.38).

	Share capital	Revaluation reserve	Other reserves	Translation reserve
Balance as per 01.01.2001	55,002,975	3,490,590	(28,103,120)	(1,134,342)
Paid in / (repaid)				
Additions/ Adjustments				(1,498,077)
Prior year adjustment re: valuation subsidiaries (incl.goodwill)		(3,490,590)	13,799,959	1,705,927
Prior year adjustment re: witholding tax			14,222	
Net result			3,666,507	
Dividend				
Result for the period				
Balance as per 01.01.2002	55,002,975	–	(10,622,432)	(926,492)
Paid in / (repaid)				
Additions/ Adjustments				(10,342)
Net result prior year				
Dividend				
Result for the period			(1,066,725)	
Balance as per 31.12.2002	55,002,975	–	(11,689,158)	(936,834)

The shareholder decided to value the subsidiaries according to the historic cost price method.
According to this method at December 31, 2001 the value of the total of the subsidiaries was USD 51,237,216.
Since according to the NAV-method the value was USD 34,842,617 a correction of USD 16,394,599 was necessary.
Because of the cost-price method, the goodwill (USD 4,379,304) was corrected with the cost-price of the subsidiaries.
Due to the fact that the revaluation reserve was caused by an acquisition the complete amount had to be corrected.
Regarding the *translation reserve* a correction of USD 1,705,927 had to be made.

PROFIT AND LOSS ACCOUNT

10	**Dividends from group entities**		
	Ranbaxy Nigeria Ltd.	**71,950**	–
		71,950	–
11	**Result sale interests in group entities**		
	Loss on purchase Unichem Distributors Ltd.	–	(515,595)
		–	(515,595)
12	**Interest income on loans to group entities**		
	Ranbaxy Hongkong Ltd.	**27,784**	65,208
	Ranbaxy Ireland Ltd.	**31,510**	59,387
	Ranbaxy Pharmaceuticals B.V.	**9,042**	278,447
	Unichem Distributors Ltd.	–	9,735
	Unichem Pharmaceuticals Company Ltd.	–	17,523
	Ranbaxy (UK) ltd.	–	8,555
		68,337	438,855
13	**Other income**		
	Bank interest on current accounts	**(2,273)**	(1,592)
	Bank interest on deposit accounts	–	6,214
	Correction prior years	–	200,000
		(2,273)	204,622
14	**Currency exchange rate differences**		
	On financing loans	**(13,128)**	(12,270)
	On USD bank loans	**(235,651)**	79,753
	On other items	**(55)**	–
		(248,834)	67,483
15	**General and administrative expenses**		
	Management	**3,704**	3,259
	Administration	**49,845**	–
	Audit fee	**57,355**	45,000
	Legal advice	**1,072**	36,684
	Tax advice	**13,290**	4,784
	Bank charges	**169,571**	43,197
	Witholding tax on interest	–	14,252
	Waiver of interest on loans	–	169,447
	General expenses	**39,065**	267
		333,902	316,889

Directors

The Company has four (previous year: four) managing directors. During the year none of the directors have received any remuneration in their capacity as a director.

Amsterdam, April 25, 2003 The Board of Directors

D. S. Brar **V. K. Kaul** **Gunther Warris** **J. J. Van Ginkel**

OTHER INFORMATION

Appropriation of results

Subject to the provisions under Dutch law that no dividends can be declared until all losses have been recovered, other reserves and unappropriated results are at the disposal of the shareholder in accordance with the Company's articles of association.

Furthermore, Dutch law prescribes that any profit distribution may only be made to the extent that the shareholder's equity exceeds the amount of the issued capital and the legal and/or statutory reserves.

The management proposes to the shareholder to add the result for the year to the other reserves. This propossel has already been included in the financial statments.

Auditors' Report

The report of the Auditor, Arenthals Grant Thronton is set out on page 199.

RANBAXY NIGERIA LIMITED

COMPANY REGISTRATION NO. 95102
DIRECTORS, PROFESSIONAL ADVISERS, ETC.

DIRECTORS :	Chief B. A. Olaogun - *Chairman* Dr. Brian W. Tempest - *Vice Chairman* (British) T.J.S. Vasudeva - *Managing* (Indian) Peter A.W. Burema (Dutch) Sam E. Agboifo Debashis Das Gupta (Indian) Lalit Ahluwalia (Indian)
SECRETARIES AND REGISTERED OFFICE :	Central Bird Secretaries Limited Western House (13th Floor) 8/10, Broad Street Lagos
HEAD OFFICE:	Plot 5, Block K
FACTORY SITE:	Apapa-Isolo Expressway Isolo, Lagos
AUDITORS:	Spiropoulos, Adiele, Okpara & Co. *(Chartered Accountants)* 16A Commercial Avenue (6th Floor) Crusader House, Sabo, Yaba, Lagos.
BANKS:	Diamond Bank Limited Inmb Bank Limited Afribank Nigeria Plc Citibank Nigeria Limited Standard Trust Bank Limited Union Bank of Nigeria Plc Zenith International Bank Limited
SOLICITORS:	Badru Olaogun & Co. Western House (13th Floor) 8/10, Broad Street, Lagos.

RESULTS AT A GLANCE

	2002 ₦	2001 ₦	Increase %
Turnover	**1,372,135,021**	800,014,363	72
Profit Before Taxation	**73,492,189**	55,014,006	34
Taxation	**21,474,537**	17,770,874	21
Profit After Taxation	**52,017,652**	37,270,132	40
Dividend	**13,000,000**	12,000,000	8
Share Capital	**20,000,000**	20,000,000	–
Shareholders' Funds	**200,314,240**	163,913,318	22
Per-share Data :			
Earnings per ₦1 share	**₦2.60**	₦1.86	40
Dividend per ₦1 share	**65.0k**	60.0k	8
Dividend cover (times)	**4.0**	3.1	29
Net assets per ₦1 share	**₦10.02**	₦8.20	22

REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2002

The Directors submit their report together with the financial statements for the year ended December 31, 2002.

1. **RESULTS**

	₦	₦
The profit for the year after taxation was		
Less: Dividend		**52,017,652**
Interim declared	6,400,000	
Final proposed	6,600,000	**(13,000,000)**
Retained profit for the year		**39,017,652**

2. **LEGAL FORM**
The Company was incorporated in Nigeria as a Private Company Limited by shares on May 12, 1987 under the name Ranmax Laboratories (Nigeria) Limited. The name was changed to Ranbaxy Nigeria Limited at an extra-ordinary general meeting held on October 6, 1995.

3. **PRINCIPAL ACTIVITIES**
The Company is engaged in the manufacturing, refining, dealership and sales of drugs, medicinal and chemical preparations, articles and compounds.

4. **BUSINESS REVIEW**
Turnover increased by 72% and profits after taxation by 40%. Shareholders' funds also grew by 22% to ₦200.3 million. On the basis of the results, the Directors propose a final dividend of 33% of paid-up capital in addition to an interim dividend of 32%.

The Company has thus ended the year with satisfactory results given the prevailing economic conditions, severe resource crunch and dwindling demand in general. It strove to increase productivity of all resources to achieve the results.

5. **DIRECTORS AND DIRECTORS' SHAREHOLDINGS**
   1. The names of the current Directors are stated on page 199.
   2. Chief B.A. Olaogun, Mr. Sam E. Agboifo & Mr. Peter A.W. Burema retire by rotation and being eligible offer themselves for re-election.
   3. Interests of Directors in the share capital of the Company are as follows:

	No. of shares
Chief B. A. Olaogun	342,052
Sam E. Agboifo	170,592

6. **SUPPLIERS**
Overseas supplies are obtained through its associated company Ranbaxy Laboratories Limited, India and directly from other overseas companies while local supplies are procured from different sources.

7. **COMPANY'S DISTRIBUTORS**
Major distributors of the Company are:

Bicon Pharmacy, Lagos	Ogbuagu (Fidehill), Onitsha
Zagbayi Pharmacy, Kaduna	Lamed Pharmacy, Jos
S.E. Arukwe, Aba	Hope Medical Centre, Benin
UchDom Gibbs, Onitsha	De -Zubik Pharmacy Ltd., Akure
Tony Pharmacy, Kano	Nwafor Pharmacy, Kaduna
Simple Pharmacy, Maiduguri	Yemkot Pharmacy, Ibadan
God's Time Stores, Warri	COD, Abuja
Mid Town Pharmacy, Enugu	

8. **ROYALTY AND TECHNICAL SERVICES AGREEMENTS**
The Company has entered into royalty and technical services agreements with Ranbaxy Laboratories Limited, New Delhi, India for the provision of technical expertise and advice.
Remuneration is based on 3.5% of turnover for each of royalty and technical services.

9. **DIRECTORS' RESPONSIBILITIES**
The Directors are responsible for the preparation of financial statements which give a true and fair view of the state of affairs of the Company at the end of each financial year, and of the profit or loss for that period, and comply with the provisions of the Companies and Allied Matters Act, 1990. In doing so, they ensure that:
   - proper accounting records are maintained;
   - internal control procedures are instituted which, as far as is reasonably possible, safeguard the assets and prevent and detect fraud and other irregularities;
   - applicable accounting standards are followed;
   - Suitable accounting policies are adopted and consistently applied;
   - Judgments and estimates made are reasonable and prudent; and
   - the going concern basis is used, unless it is inappropriate to presume that the Company will continue in business.

10. **EMPLOYMENT AND EMPLOYEES**

Employment of disabled persons
It is the policy of the Company that there should be no discrimination in considering applications for employment including those from disabled persons. All employees whether or not disabled are given equal opportunities to widen their experience and knowledge and to qualify for promotion in furtherance of their careers. As at December 31, 2002 one disabled person was in the employment of the Company.

Employees' involvement and training
The Company is committed to keeping employees fully informed as much as possible regarding the Company's performance and progress and seeking their views wherever practicable on matters which particularly affect them as employees.
Management, Professional and Technical expertise are the Company's major assets and Investment in developing such skills continues.
The Company's manpower development programme has been broadened to create improved career prospects within the organisation.
Incentive schemes designed to meet the circumstances of each individual are implemented wherever appropriate and some of these schemes include bonus, promotion, wage review, etc.

11. **AUDITORS**
During the year, the Firms of Messrs. Spiropoulos, Adiele, Okpara & Co. (Chartered Accountants) replaced our retiring Auditors, Messrs. KPMG Audit (Chartered Accountants). A resolution will be proposed to authorise the Directors to determine their remuneration.

By order of the Board
Central Bird Secretaries Limited
Secretaries

Lagos, Nigeria
January 29, 2003

RANBAXY NIGERIA LIMITED

REPORT OF THE AUDITORS TO THE MEMBERS OF RANBAXY NIGERIA LIMITED

We have audited the financial statements of Ranbaxy Nigeria Limited for the year ended December 31, 2002 set out on pages 204 to 209, which have been prepared in accordance with the accounting policies set out on page 204.

Respective responsibilities of directors and auditors

As described in paragraph 9 of the Directors' Report on page 204 of these financial statements, the Company's Directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on the financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with generally accepted auditing standards. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material mis-statements, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of presentation of information in the financial statements, and assessed whether the Company's books of account had been properly kept.

Opinion

In our opinion, the Company's books of account have been properly kept. The financial statements referred to above, which are in agreement with the books of account, give a true and fair view of the state of affairs of the Company as at December 31, 2002 and the Cash Flow for the year ended, and have been properly prepared in accordance with the provisions of the Companies and Allied Matters Act, 1990 and relevant statements of accounting standards issued by the Nigerian Accounting Standard Board.

Spiropoulos, Adiele, Okpara & Co
Chartered Accountants

Lagos, Nigeria
January 31, 2003

ACCOUNTING POLICIES

The following are the significant accounting policies adopted by the Company in the preparation of its financial statements:

1. **BASIS OF ACCOUNTING**
   The financial statements are prepared under the historical cost convention as modified by the inclusion of plant, machinery, furniture, equipment and motor vehicles at professional valuation.

2. **FIXED ASSETS**
   Leasehold improvements are stated at cost less accumulated depreciation. Other fixed assets are stated at professional valuation with subsequent additions at cost less accumulated depreciation.

3. **DEPRECIATION**
   Depreciation on fixed assets is calculated on a straight line basis at annual rates estimated to write off their cost over their expected useful lives as follows:

Leasehold improvements	-	Over the period of the lease.
Furniture, fittings and equipment	-	20%
Motor vehicles	-	25%
Plant and machinery	-	10%

4. **TURNOVER**
   Turnover represents the net value of goods invoiced to customers.

5. **STOCK**
   Stocks are stated at the lower of cost and net realisable value.

6. **DEBTORS**
   Debtors are stated after deduction of provision for debts considered to be doubtful of recovery.

7. **EXCHANGE RATES**
   Transactions in foreign currencies are translated to Naira at the rates of exchange ruling at the dates of the transaction.
   Foreign currency balances are converted to Naira at the rate of exchange ruling at the balance sheet date. All differences arising from conversion are dealt with in the profit and loss account.

8. **DEFERRED TAXATION**
   Deferred taxation is provided by the liability method which represents taxation at current rates on the difference between the net book value of fixed assets qualifying for capital allowances and their corresponding tax written down value.

BALANCE SHEET AS AT DECEMBER 31, 2002

	Notes	2002 ₦	2001 ₦
FIXED ASSETS	1	**54,621,444**	48,439,422
CURRENT ASSETS			
Stocks	2	**302,011,459**	140,244,591
Debtors, Deposits & Prepayments	3	**245,830,964**	349,354,735
Bank Balances and Cash		**19,566,548**	13,285,744
		567,408,971	502,885,070
CREDITORS			
Due within twelve months	4	**(413,347,008)**	(380,051,314)
NET CURRENT ASSETS		**154,061,963**	122,833,756
		208,683,407	171,273,178
Deferred Taxation	5	**(8,369,167)**	(7,358,860)
NET ASSETS		**200,314,240**	163,914,318
CAPITAL AND RESERVES			
Called-up Share Capital	6	**20,000,000**	20,000,000
Share Premium		**38,951,360**	38,951,360
Fixed Assets Revaluation Reserve		**7,323,887**	9,941,617
Profit and Loss Account		**134,038,993**	95,021,341
SHAREHOLDERS' FUNDS		**200,314,240**	163,914,318

The notes on pages 206 to 209 form part of these accounts.

B.A. Olaogun *Director*	**T.J.S. Vasudeva** *Director*

RANBAXY NIGERIA LIMITED

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002

	Notes	2002 ₦	2001 ₦
Turnover		**1,372,135,021**	800,014,363
Cost of Sales		**(977,801,473)**	(533,509,403)
Gross profit		**394,333,548**	266,504,960
Other Operating Income		**4,623,445**	2,526,068
Establishment Expenses		**(9,756,928)**	(8,430,735)
Selling & Distribution Expenses		**(118,081,437)**	(77,385,836)
Interest Expenses and Similar Charges		**(15,931,616)**	(14,808,693)
Administration Expenses		**(181,694,823)**	(113,364,758)
Profit Before Taxation	7	**73,492,189**	55,041,006
Taxation	8	**(21,474,537)**	(17,770,874)
Profit After Taxation		**52,017,652**	37,270,132
Dividend	9	**(13,000,000)**	(12,000,000)
Retained profit for the year		**39,017,652**	25,270,132
Unappropriated Profit Brought Forward		**95,021,341**	69,751,209
Unappropriated Profit Carried Forward		**134,038,993**	95,021,341

The notes on pages 206 to 209 form part of these accounts.

CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2002

	2002 ₦'000	2001 ₦'000
Cash Flows from Operating Activities:		
Profit Before Taxation	**73,492,189**	55,041,006
Adjustment for :		
Depreciation	**17,564,891**	15,109,482
Profit on Sale of Fixed Assets	**(480,000)**	(130,000)
Operating Profit Before Working Capital Changes	**90,577,080**	70,020,488
Changes in Working Capital:		
Stocks	**(161,766,868)**	(51,820,561)
Debtors, Deposits & Prepayments	**103,523,771**	(121,372,328)
Creditors	**67,926,869**	6,534,362
Cash Generated from Operations	**100,260,852**	(96,638,039)
Tax Paid	**(17,105,191)**	(13,039,889)
Dividend Paid	**(13,854,534)**	(11,224,204)
	(30,959,725)	(24,264,093)
Net Cash from Operating Activities	**69,301,127**	(120,902,078)
Cash from Investing Activities:		
Purchase of Fixed Assets	**(23,866,913)**	(24,811,780)
Proceeds from Sale of Fixed Assets	**600,000**	550,000
Reduction of Revaluation Reserve	**(2,617,730)**	–
	(25,884,643)	(24,261,780)
Net Change in Cash	**43,416,484**	(145,163,912)
Cash and Cash Equivalents at the beginning of the year	**(279,678,582)**	(134,514,670)
Cash and Cash Equivalents at the end of the year	**(236,262,098)**	(279,678,582)
Cash Flow from Financing Activities:		
Bank overdraft and other short term facilities	**255,828,646**	292,964,326
Bank Balance and Cash in Hand	**19,566,548**	13,285,744

RANBAXY NIGERIA LIMITED

NOTES ON THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2002

1. FIXED ASSETS

Summary	Leasehold Improvements ₦	Furniture, Fittings and Equipment ₦	Motor Vehicles ₦	Plant and Machinery ₦	Total ₦
COST/VALUATION					
At January 1	11,951,464	17,035,749	31,409,261	54,167,034	114,563,508
Additions	5,376,841	6,420,087	5,865,000	6,204,985	23,866,913
Disposals	–	–	(2,865,000)	–	(2,865,000)
At December 31	**17,328,305**	**23,455,836**	**34,409,261**	**60,372,019**	**135,565,421**
DEPRECIATION:					
At January 1	10,536,140	11,985,642	20,281,636	23,320,668	66,124,086
Charges for the year	2,052,348	3,752,351	5,722,990	6,037,202	17,564,891
Disposals	–	–	(2,745,000)	–	(2,745,000)
At December 31	**12,588,488**	**15,737,993**	**23,259,626**	**29,357,870**	**80,943,977**
NET BOOK VALUE:					
At December 31, 2002	**4,739,817**	**7,717,843**	**11,149,635**	**31,014,149**	**54,621,444**
At December 31, 2001	1,415,324	5,050,107	11,127,625	30,846,366	48,439,422

1.2 There is no asset for which there is no record of cost.

1.3 Depreciation charge for the year is included in:

	2002 ₦	2001 ₦
Cost of sales	**8,089,550**	6,400,966
Administration expenses	**9,475,341**	8,708,516
	17,564,891	15,109,482

1.4 The Company's motor vehicles, plant and machinery, furniture and equipment were revalued as at December 31, 1994 by Messrs. knight Frank & Rutley (Nigeria), Chartered Surveyors and Valuers. The revaluation was based on open market value adopting the depreciated replacement cost approach and is incorporated in these financial statements.

2. STOCKS

	2002 ₦	2001 ₦
Raw materials	**61,814,572**	27,055,768
Finished goods	**202,634,066**	95,562,176
Packaging materials	**10,332,583**	7,084,703
Work-in-progress	**27,230,238**	10,541,944
	302,011,459	140,244,591

3. DEBTORS, DEPOSITS & PREPAYMENTS

	2002 ₦	2001 ₦
Trade debtors	**57,003,543**	46,031,840
Other debtors	**7,952,426**	2,600,063
Prepayments	**4,610,241**	6,795,567
Deposit for import	**176,264,754**	293,927,265
	245,830,964	349,354,735

4. CREDITORS

Due within twelve months

	2002 ₦	2001 ₦
Sundry Creditors, Accruals and Provisions	**17,357,442**	10,275,794
Trade Creditors	**33,149,512**	8,532,643
Due to Associated Company	**79,873,864**	43,645,512
Bank Overdraft & Other Short-term facilities (secured)	**255,828,646**	292,964,326
Taxation (note 8)	**20,389,724**	17,030,685
Dividend (note 9)	**6,747,820**	7,602,354
	413,347,008	380,051,314

The bank overdraft granted by Afribank Nigeria Plc is secured by general debenture on the Company's assets in favour of and stamped for ₦ 35 m. The other short-term facilities are secured by Lien on shipping documents and comprehensive insurance cover stating the lender as first loss payee.

5. DEFERRED TAXATION

	2002 ₦	2001 ₦
At January 1	**7,358,860**	4,661,591
Arising for the year (note 8)	**1,010,307**	2,697,269
At December 31	**8,369,167**	7,358,860

RANBAXY NIGERIA LIMITED

NOTES ON THE ACCOUNTS (Contd.)

	2002 ₦	2001 ₦
6. SHARE CAPITAL		
Authorised:		
40,000,000 ordinary shares of ₦ 1 each	**40,000,000**	40,000,000
Issued, Called-up and Fully Paid		
20,000,000 ordinary shares of ₦ 1 each	**20,000,000**	20,000,000
7. PROFIT BEFORE TAXATION		
This is stated after charging:		
Directors' Emoluments	**702,000**	645,000
Depreciation	**17,564,891**	15,109,482
Auditors' Remuneration	**1,350,000**	1,200,000
Royalty and Technical Assistance Fees	**96,048,960**	56,001,005
8. TAXATION		
a. Profit and Loss Account		
Income tax based on the profit of the year	**20,400,853**	14,069,195
Education Tax	**1,759,187**	1,004,410
Deferred Tax (note 5)	**1,010,307**	2,697,269
Over Provision for Previous Years	**(1,695,810)**	–
	21,474,537	17,770,874
b. Balance sheet (note 4)		
Income Tax:		
Outstanding in respect of:		
Current Year	**18,630,537**	14,069,195
Prior Years	**–**	1,957,080
	18,630,537	16,026,275
Education Tax	**1,759,187**	1,004,410
	20,389,724	17,030,685

c. The charge for taxation in these financial statements is based on the provisions of the Companies Income Tax Act, LFN., CAP 60 as amended and Education Tax Act, 1993.

	2002 ₦	2001 ₦
9. DIVIDEND		
Interim Declared	**6,400,000**	6,000,000
Less: Payment	**(6,400,000)**	(4,588,135)
	–	1,411,865
Final Proposed	**6,600,000**	6,000,000
Unpaid in respect of Prior Year	**147,820**	190,489
	6,747,820	7,602,354

The dividend of 65k per share (2001 - 60k) is subject to deduction of withholding tax at the appropriate rate.

10. EMPLOYEES' REMUNERATION

1. **Employees remunerated at higher rates**

The number of employees in receipt of remuneration within the following ranges were:

	Number 2002	2001
Below - ₦ 120,000	**2**	14
₦ 120,001 - ₦ 130,000	**5**	3
₦ 130,001 - ₦ 140,000	**1**	11
₦ 140,001 - ₦ 150,000	**2**	13
₦ 150,001 - ₦ 160,000	**13**	4
₦ 160,001 - ₦ 170,000	**16**	1
₦ 170,001 - ₦ 180,000	**15**	3
₦ 180,001 - ₦ 190,000	**7**	2
₦ 190,001 - ₦ 200,000	**2**	3
₦ 220,001 - ₦ 230,000	**5**	–
₦ 230,001 - ₦ 240,000	**1**	3
₦ 240,001 - ₦ 250,000	**–**	–
₦ 250,001 - ₦ 260,000	**–**	2
₦ 260,001 - ₦ 270,000	**–**	1
₦ 270,001 - ₦ 320,000	**5**	–
₦ 320,001 - ₦ 330,000	**–**	1
₦ 350,001 - ₦ 360,000	**1**	–
₦ 380,001 - ₦ 390,000	**–**	1
₦ 400,001 - ₦ 410,000	**–**	1
₦ 440,001 - ₦ 440,000	**–**	1
₦ 450,001 - ₦ 500,000	**3**	–
₦ 500,001 - ₦ 510,000	**–**	3
₦ 570,001 - ₦ 600,000	**3**	–
₦ 600,001 - And Above	**1**	1

RANBAXY NIGERIA LIMITED

NOTES ON THE ACCOUNTS (Contd.)

	Number 2002	2001
Average number of persons employed in the financial year were as follows:		
Senior	51	39
Junior	31	26
Total	82	65

The related staff costs amounted to ₦ 22,951,253 (2001 ₦ 19,626,286).

11. DIRECTORS' EMOLUMENTS	₦	₦
Emoluments as Executive	702,000	645,000
Number of Directors who had no emoluments	6	2

12. POST BALANCE SHEET EVENTS

There are no significant post balance sheet events which could have had a material effect on the state of affairs of the Company as at December 31, 2002 and of the profit for the year ended on that date which have not been provided for.

13. SUBSTANTIAL INTEREST IN SHARES

Ranbaxy Laboratories Ltd., New Delhi, India, and Ranbaxy (Netherlands) B.V. held 6,535,324 and 10,442,818 ordinary shares respectively. No other shareholder held more than 10% of the issued share capital of the Company as at December 31, 2002.
The Directors regard Ranbaxy Laboratories Limited, a company registered in Punjab, India, as the ultimate holding company.

14. FINANCIAL COMMITMENTS

The Directors are of the opinion that all known liabilities and commitments which are relevant in assessing the state of affairs of the Company have been taken into consideration in the preparation of these financial statements.

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to reflect a more meaningful comparison.

16. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved by the Board of Directors of the Company on January 29, 2003.

STATEMENT OF VALUE ADDED FOR THE YEAR ENDED DECEMBER 31, 2002	2002 ₦	%	2001 ₦	%
Turnover	1,372,135,021		800,014,363	
Bought-in materials goods and services	(1,242,195,072)		(695,428,896)	
VALUE ADDED	129,939,949	100	104,585,467	100
Applied as follows:				
To pay salaries and wages to employees	22,951,253	18	19,626,286	19
To pay tax to government	21,474,537	17	17,770,874	17
To pay interest	15,931,616	12	14,808,693	14
To pay dividend to shareholders	13,000,000	10	12,000,000	12
To provide for depreciation	17,564,891	13	15,109,482	14
To Retain for Company's growth	39,017,652	30	25,270,132	24
	129,939,949	100	104,585,467	100

Value added represents the additional wealth which the Company has been able to create by its own and its employees' efforts. This statement shows the allocation of that wealth between employees, government, shareholders, providers of finance and that retained for the future creation of more wealth.

FIVE-YEAR FINANCIAL SUMMARY

	2002 ₦	2001 ₦	2000 ₦	1999 ₦	1998 ₦
ASSETS					
Fixed Assets	54,621,444	48,439,422	39,157,124	40,450,921	41,873,524
Net Current Assets	154,061,963	122,833,756	104,148,653	87,410,805	73,925,535
Deferred Taxation	(8,369,167)	(7,358,860)	(4,661,591)	(4,743,677)	(4,890,310)
	200,314,240	163,914,318	138,644,186	123,118,049	110,908,749
CAPITAL AND RESERVES					
Share Capital	20,000,000	20,000,000	20,000,000	20,000,000	20,000,000
Share Premium	38,951,360	38,951,360	38,951,360	38,951,360	38,951,360
Revaluation Reserve	7,323,887	9,941,617	9,941,617	9,941,617	9,941,617
Profit & Loss Account	134,038,993	95,021,341	69,751,209	54,225,072	42,015,772
Shareholders' Funds	200,314,240	163,914,318	138,644,186	123,118,049	110,908,749
TURNOVER AND PROFITS					
Turnover	1,372,135,021	800,014,363	538,232,461	434,132,921	356,112,096
Profit Before Taxation	73,492,189	55,041,006	40,237,170	32,305,320	31,564,426
Taxation	(21,474,537)	(17,770,874)	(13,711,033)	(10,096,020)	(11,659,299)
Profit After Taxation	52,017,652	37,270,132	26,526,137	22,209,300	19,905,127
Dividend	(13,000,000)	(12,000,000)	(11,000,000)	(10,000,000)	(9,000,000)
Retained Profit for the year	39,017,652	25,270,132	15,526,137	12,209,300	10,905,127
Per-share data:					
Earnings per share (₦)	2.60	1.86	1.33	1.11	1.00
Dividend per share	65.0k	60.0k	55.0k	50.0k	45.0k
Dividend cover (times)	4.0	3.1	2.4	2.2	2.2
Net assets per share (₦)	10.02	8.20k	6.93	6.16	5.55k

Note: Earnings, dividend and net assets per share are based on the number of issued ordinary shares of ₦ 1 each as at December 31, 2002.

RANBAXY NIGERIA LIMITED

MANUFACTURING, TRADING AND PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002

		2002		2001
	₦	₦	₦	₦
Turnover		1,372,135,021		800,014,363
Deduct: Cost of sales :				
Stock at January 1 :				
Raw Materials		27,055,768		14,871,288
Packaging Materials		7,084,703		4,286,624
Stock at December 31		34,140,471		19,157,912
Raw Materials	61,814,572		27,055,768	
Packaging Materials	10,332,583		7,084,703	
		(72,147,155)		(34,140,471)
Net movement in closing				
Raw materials & packaging stock		(38,006,684)		(14,982,559)
Purchases		1,100,946,503		556,821,399
Factory wages and salaries		8,983,337		6,263,334
Plant repairs and maintenance		2,313,110		2,809,482
Factory buildings repairs and maintenance		1,630,969		809,160
Factory site rent and rates		739,629		739,629
Fuel, oil and power		3,054,908		3,180,325
Depreciation		8,089,550		6,400,966
Freight inwards		711,985		617,345
Other factory overheads		13,098,350		7,688,324
Finished Goods Purchased		1,101,561,657		570,347,405
Finished goods:				
At January 1	106,104,120		69,266,118	
At December 31	(229,864,304)		(106,104,120)	
		(123,760,184)		(36,838,002)
Cost of Sales		977,801,473		533,509,403
Gross Profit		394,333,548		266,504,960
Other Operating Income		4,623,445		2,526,068
		398,956,993		269,031,028
Less: Selling, financial, establishment & administration expenses		(325,464,804)		(213,990,022)
Profit Before Taxation		73,492,189		55,041,006

SELLING, FINANCIAL, ESTABLISHMENT & ADMINISTRATION EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	2001
	₦	₦
Selling and distribution :		
Advertisement and sales promotion	89,449,823	50,498,868
Distribution and transportation	28,631,614	26,886,968
	118,081,437	77,385,836
Interest expenses and similar charges	15,931,616	14,808,693
Establishment :		
Rent and rates	2,608,197	1,702,500
Repairs and maintenance	6,890,434	6,022,505
Electricity & Water	258,297	705,730
	9,756,928	8,430,735
Administration :		
Salaries and allowances	13,967,916	12,162,952
Printing and stationery	1,619,040	2,825,097
Postages, telephone and communication	6,417,439	5,195,147
Audit fees	1,350,000	1,200,000
Insurance	3,772,747	3,740,051
Depreciation	9,475,341	8,708,516
Provision for doubtful accounts	11,882,828	5,000,000
Medical Expenses	550,225	767,836
Legal & other professional fees	2,437,895	2,001,692
Travelling expenses	16,239,624	10,800,841
Other administrative Expenses	17,932,808	4,961,621
Royalty and technical assistance fee	96,048,960	56,001,005
	181,694,823	113,364,758
	325,464,804	213,990,022

RANBAXY (HONG KONG) LIMITED AND ITS SUBSIDIARY

DIRECTORS' REPORT

The Directors have pleasure in presenting their Report and the Audited Accounts for the year ended December 31, 2002.

Company Organisation

The Company was incorporated in Hong Kong on August 25, 1992 and had acquired a subsidiary in the Netherlands Antilles.

The shares in the subsidiary Company are unlisted.

Accounts

The state of affairs of the Company as at December 31, 2002 are set out in the Balance Sheet on page 211.

The results of the Company for the year ended December 31, 2002 are set out in the Profit and Loss Account on page 211.

	Group USD	Company USD
The net (loss) for the year amounted to	**(34,038.82)**	**(28,265.82)**
Net (loss) for the year	**(34,038.82)**	**(28,265.82)**
To which is added:		
The (debit) balance brought forward from the previous year	**(1,084,031.61)**	**(854,482.33)**
Leaving a balance of (accumulated loss)	**(1,118,070.43)**	**(882,748.15)**

These recommendations have been incorporated in the accounts.

Principal Activity

The Principal activity of the Company is trading in Pharmaceutical products. During the year the Company has no trading operation.

Dividend

The Directors do not recommend a payment of final dividend in respect of the year ended December 31, 2002.

Fixed Assets

The changes in the fixed assets of the Company are stated in Note 6 of the accounts.

Subsidiary

Ranbaxy N.A. N.V., a Company incorporated in Curacao, The Netherlands Antilles, has been a wholly-owned subsidiary of the Company since June 2, 1993. The details of this subsidiary are set out in Note 7 of the accounts.

Financial Results, Assets and Liabilities

The following table summarises the financial results, assets and liabilities of the Company for the current and previous year. The Directors informed the Board that there are no significant changes in the corporate structure since incorporation.

	Group		Company	
	2002	2001	**2002**	2001
	USD	USD	**USD**	USD
Turnover	–	–	–	–
(Loss) before taxation	**(34,038.82)**	(58,077.15)	**(28,265.82)**	(52,952.87)
(Loss) attributable to members	**(34,038.82)**	(58,077.15)	**(28,265.82)**	(52,952.87)
Total assets	**56,514.38**	304,343.16	**86,109.66**	333,793.44
Total liabilities	**866,774.11**	1,080,564.07	**661,047.11**	880,465.07
Net (Liabilities)	**(810,259.73)**	(776,220.91)	**(574,937.45)**	(546,671.63)

Directors

The Directors in office during the year were:-

Mr. Lakhi Sobhraj Samtani

Mr. Vinod Dhawan

Mr. Sanjeev Mahna

Mr. Lalit Ahluwalia

In accordance with the Company's Articles of Association, the Directors retired but, being eligible, offer themselves for re-election.

Directors' Benefits

None of the Directors had either directly or indirectly any interest in any significant contracts with the Company during the year.

None of the Directors had any arrangement with the Company to enable them to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate during the year.

Substantial Shareholder

	No. of Ordinary Shares held
Ranbaxy Laboratories Limited, India	2,399,999
Vidyut Investments Limited, nominee, Ranbaxy Laboratories Limited, India	1
	2,400,000

Save for the shares referred to above, no other person is recorded in the register kept pursuant to Section 16(1) of the Securities (Disclosure of interests) Ordinance as having an interest in 10% or more of the issued share capital of the Company.

Auditors

A resolution for the reappointment of Raymond Y. K. Tse & Co. as Auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Lalit Ahluwalia
Director

Hong Kong
Dated : *March 3, 2003*

AUDITORS' REPORT

TO THE MEMBERS OF
RANBAXY (HONG KONG) LIMITED AND ITS SUBSIDARY
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 211 to 214 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and Auditors

The Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statement of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going concern

In forming our opinion, we have considered the adequacy of disclosures made concerning the basis of preparation of the accounts by the directors. At December 31, 2002 the Company's current liabilities exceeded its current assets by USD 608,660.73 and there was a deficit on shareholders' funds of USD 810,259.73. The ultimate holding Company has confirmed its intention to provide continuing financial support to the company to enable it to meet its liabilities as they fall due and to enable the company to continue operation for the foreseeable future. Consequently, the accounts have been prepared on a going concern basis. The accounts do not include any adjustments to the assets and liabilities that would result from a failure to obtain such financial support. Details of the circumstances relating to this fundamental uncertainty are *described in note 4 to the accounts. We consider that appropriate disclosures* have been made and our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view, in all material respects, of the state of the company's affairs as at December 31, 2002, and of its loss for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Raymond Y. K. Tse & Co.
Certified Public Accountants

Hong Kong
Dated : March 4, 2003

RANBAXY (HONG KONG) LIMITED

RANBAXY (HONG KONG) LIMITED AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2002

	Note	Group		Company	
		2002 USD	2001 USD	2002 USD	2001 USD
Share Capital	(2)	307,810.70	307,810.70	307,810.70	307,810.70
(Accumulated Losses)		(1,118,070.43)	(1,084,031.61)	(882,748.15)	(854,482.33)
Total Shareholders' Fund (Deficit)		(810,259.73)	(776,220.91)	(574,937.45)	(546,671.63)
Represented By:-					
Current Assets					
Cash and bank balances		24,203.61	38,873.07	24,058.61	38,583.07
Accounts receivable - Related company		32,310.77	252,520.04	32,310.77	252,520.04
Current account with holding company	(5)	–	12,950.05	–	12,950.05
		56,514.38	304,343.16	56,369.38	304,053.16
Less : Current Liabilities					
Accruals		25,590.20	41,865.07	21,462.20	37,465.07
Accounts payable-related company		639,584.91	843,000.00	639,584.91	843,000.00
		665,175.11	884,865.07	661,047.11	880,465.07
Working Capital (Deficit)		(608,660.73)	(580,521.91)	(604,677.73)	(576,411.91)
Add : Fixed Assets	(6)	–	–	–	–
Investments in a subsidiary	(7)	–	–	29,740.28	29,740.28
		–	–	29,740.28	29,740.28
		(608,660.73)	(580,521.91)	(574,937.45)	(546,671.63)
Less : Long-Term Liabilities		201,599.00	195,699.00	–	–
Total Net (Liabilities)		(810,259.73)	(776,220.91)	(574,937.45)	(546,671.63)

The annexed notes on pages 212 to 214 form part of these accounts.

Approved by the Board of Directors on March 3, 2003.

Lalit Ahluwalia
Director

Sanjeev Mahna
Director

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002

	Note	Group		Company	
		2002 USD	2001 USD	2002 USD	2001 USD
Turnover	(8)	–	–	–	–
Add : Other Income		4,913.04	39,079.06	4,913.04	38,815.34
Total income from operation		4,913.04	39,079.06	4,913.04	38,815.34
Less : General and Administrative expenses		10,719.36	31,617.06	5,057.36	26,322.06
Financial expenses		28,232.50	65,539.15	28,121.50	65,446.15
		38,951.86	97,156.21	33,178.86	91,768.21
Net (loss) before taxation		(34,038.82)	(58,077.15)	(28,265.82)	(52,952.87)
Less : Taxation		–	–	–	–
Net (loss) for the year attributable to members		(34,038.82)	(58,077.15)	(28,265.82)	(52,952.87)
(Accumulated losses) brought forward		(1,084,031.61)	(1,025,954.46)	(854,482.33)	(801,529.46)
(Accumulated losses) carried forward		(1,118,070.43)	(1,084,031.61)	(882,748.15)	(854,482.33)

RANBAXY (HONG KONG) LIMITED

RANBAXY (HONG KONG) LIMITED AND ITS SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

Note 1 : **Principal accounting policies**

(a) **Basis of consolidation**
The group accounts include the accounts of the Company and its subsidiary made up to December 31, 2002. Transactions between and among the Company and its subsidiary are eliminated on consolidation.

(b) **Recognition of revenue**
Revenue from sales is recognised when the risks and rewards of ownership of goods have passed to the customers, goods are delivered or ready for delivery to the buyers, and usual payment terms apply at an arm's length transaction.

(c) **Depreciation on fixed assets**
Depreciation is calculated to write off the cost or valuation of the fixed assets in equal annual instalments on the following basis:-

	The Company	Subsidiary Company
Computers and accessories	20% p.a.	–
Office equipments	20% p.a.	30% p.a.

(d) **Translation of foreign currencies**

(i) Transactions arising in foreign currencies during the year are converted at exchange rates ruling at the transaction dates. Foreign currency balances at year end are translated at the standard exchange rate determined by the Directors. All exchange differences are dealt with in the Profit and Loss Account.

(ii) The standard rates of exchange followed in the consolidated accounts are:-

USD 1.00 = HK$ 7.797

(iii) Investments in companies incorporated abroad are stated at the standard exchange rate adopted.

(e) **Taxation**
The charge for taxation is based on the result for the year as adjusted for items which are non-assessable or disallowable. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the accounts. The tax effect of timing differences computed under the liability method, is recognised in the accounts to the extent it is probable a liability or an asset will crystallise in the foreseeable future.

(f) **Subsidiary Company**
A subsidiary company is one in which the company has an interest of more than 50% in the issued equity share capital of that company. Investments in subsidiary companies are stated at cost.

(g) **Accounts receivable**
Provision is made against accounts receivable to the extent which they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(h) **Operating leases**
Payments under operating leases are accounted for on a straight line basis over the periods of the respective leases.

(i) **Dividend declared by subsidiary companies**
Dividend declared by subsidiary companies have not been accounted for in the consolidated accounts due to the adoption of cash accounting policy for such dividend.

Note 2 : **Share capital**

	As at December 31, 2002	As at December 31, 2001
	USD	USD
Authorised Share Capital		
2,400,000 ordinary shares of USD 0.128	307,810.70	307,810.70
Issued and Paid Up Share Capital		
2,400,000 ordinary shares of USD 0.128	307,810.70	307,810.70

RANBAXY (HONG KONG) LIMITED

RANBAXY (HONG KONG) LIMITED AND ITS SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS (Contd.)

Note 3 : The status of the group company

The group company has no trading operations during the year.

Note 4 : Basis of preparation of accounts

The Directors have confirmed their intention to provide sufficient financial support to the company so as to enable the company to meet its liabilities as and when they fall due and to enable the company to continue operations for the foreseeable future. On the strength of this financial support, the accounts have been prepared on a going concern basis.

Note 5 : Current account with holding company

The amount is unsecured, interest free and repayable on demand.

Note 6 : Fixed assets summary

	Group			Company		
	Computer & Accessories	Office Equipments	Total	Computer & Accessories	Office Equipments	Total
	USD	USD	USD	USD	USD	USD
Cost						
As at December 31, 2001	2,664.13	9,097.92	11,762.05	2,664.13	858.92	3,523.05
Less : Written off	(2,664.13)	(858.92)	(3,523.05)	(2,664.13)	(858.92)	(3,523.05)
As at December 31, 2002	–	**8,239.00**	**8,239.00**	–	–	–
Less : Accumulated Depreciation						
As at December 31, 2001	2,664.13	9,097.92	11,762.05	2,664.13	858.92	3,523.05
Less : Written back	(2,664.13)	(858.92)	(3,523.05)	(2,664.13)	(858.92)	(3,523.05)
As at December 31, 2002	–	**8,239.00**	**8,239.00**	–	–	–
Net Book Value						
As at December 31, 2002	–	–	–	–	–	–
As at December 31, 2001	–	–	–	–	–	–

Note 7 : Investment in a subsidiary

	Company	
	2002	2001
	USD	USD
Unlisted shares, at cost	29,740.28	29,740.28

At December 31, 2002 the Company held shares in the following subsidiary:-

	Country of incorporation	Nature of Share	Percentage holding 2002	Percentage holding 2001	Nature of business
Shares held directly:-					
Ranbaxy N.A. N.V. Curacao, The Netherlands Antilles	The Netherlands	Ordinary	100%	100%	Investment, finance, real estate, licencing holding and royalties

Note 8 : Turnover

The group companies have no turnover during the year.

Note 9 : Taxation

(a) No provision for taxation has been made in the accounts as the Company has no trading during the year.

(b) No provision for deferred taxation has been made in the accounts as the tax effect of all timing differences is immaterial.

(c) The company's approved tax losses carried forward has cummulated to USD 1,016,665 (HK$ 7,926,936).

RANBAXY (HONG KONG) LIMITED AND ITS SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS (Contd.)

Note 10 : Directors' remuneration

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:-

	Year ended December 31, 2002	Year ended December 31, 2001
	USD	USD
Fees	-	-
Other emoluments	-	-

Note 11 : Related party transactions

(a) During the year, the Company had the following transactions with related companies:-

	Year ended December 31, 2002	Year ended December 31, 2001
Ranbaxy (Malaysia) Sdn. Bhd.		
Loans to	32,310.77	252,520.04
Ranbaxy (Netherlands) B.V.		
Loans (from)	(639,584.91)	(843,000.00)

Ranbaxy Laboratories Limited, India have an interest to the above transactions to the extent that it is the Company's major shareholder.

(b) During the year, for consolidation purpose, the Company had the following transactions with its ultimate holding company:-

	Year ended December 31, 2002	Year ended December 31, 2001
Ranbaxy (Hong Kong) Limited Amount due from	-	12,950.05

Note 12 : Status of the subsidiary company

The main activity of its wholly-owned subsidiary. Ranbaxy N.A.N.V., a company incorporated in Curacao, The Netherlands Antilles, have ceased since 1998.

Note 13 : Ultimate holding company

The Directors regard Ranbaxy Laboratories Limited, a company incorporated in Punjab, India as being the ultimate holding company.

BOUNTY HOLDING CO., LTD.

DIRECTORS' REPORT FOR THE YEAR ENDED DECEMBER 31, 2002

Your Directors have pleasure in presenting the annual report for the year ended December 31, 2002.

Principal Activities

During the year 2002, Neither the investments of the company have yielded any income nor it has earned any other income through rendering of services.

Financial Results

The company has earned a net loss of Baht 65,224 before tax during the year 2002.

Dividend for the results of 2002

Your Directors do not recommend any dividend for the year 2002.

Directors

The Directors who served during the year are:

1. Mr. Mahendra Bharadwaj
2. Mr. Rahul Goswami
3. Mr. Vinod Dhawan

According to the provisions of the Articles of Association, Mr. Rahul Goswami retires by rotation and is eligible for re-election.

Auditors

The company's Auditors Grant Thornton Bangkok have expressed their willingness to be re-appointed.

By Order of the Board of Director

Mahendra Bharadwaj
Managing Director

Dated: May 6, 2003

REPORT OF THE INDEPENDENT AUDITOR

to the Shareholders of Bounty Holding Co., Ltd.

I have audited the balance sheet of Bounty Holding Co., Ltd. as at December 31, 2002 and the related statement of income and changes in shareholder's equity for the year then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of presentation. My responsibility is to express an audit opinion on these financial statements based on my audit. The financial statements of Bounty Holding Co., Ltd. for the year ended December 31, 2001 presented herewith for comparative purpose only, were audited by other auditor whose report dated on February 11, 2002 expressed an unqualified opinion.

I have conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the *audit to obtain reasonable assurance about whether the financial* statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bounty Holding Co., Ltd. as at December 31, 2002 and the result of its operations and changes in shareholders equity for the year then ended in conformity with generally accepted accounting principles.

Mrs. Sumalee Chokdeeanant
Certified Public Accountant
Registration No. 3322

Bangkok, Thailand
January 10, 2003

BOUNTY HOLDING CO., LTD.

BALANCE SHEETS AS AT DECEMBER 31, 2002 AND 2001

	Note	Baht 2002	2001
ASSETS			
CURRENT ASSETS			
Cash at banks		59,340	114,227
Total Current Asset		59,340	114,227
NON CURRENT ASSETS			
Investments	5	19,291,858	19,291,858
Total Non Current Asset		19,291,858	19,291,858
TOTAL ASSETS		19,351,198	19,406,085
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Other payable - related company (Interest rate is 5% per annum)		650,968	652,631
Loan from related company (Non interest bearing)		13,315,091	13,315,091
Other current liabilities		30,000	18,000
Total Current Liabilities		13,996,059	13,985,722
TOTAL LIABILITIES		13,996,059	13,985,722
SHAREHOLDERS' EQUITY			
Share capital :			
– Authorised 10,000 shares, Baht 1,000 par value		10,000,000	10,000,000
– Issued 10,000 shares, paid up at Baht 550 per share		5,500,000	5,500,000
Deficits		(144,861)	(79,637)
TOTAL SHAREHOLDERS' EQUITY		5,355,139	5,420,363
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		19,351,198	19,406,085

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

	Note	Baht 2002	2001
REVENUES			
Other income		–	2,126
Total Revenues		–	2,126
EXPENSES			
Administrative expenses		34,000	24,020
Total Expenses		34,000	24,020
LOSS BEFORE INTEREST		(34,000)	(21,894)
INTEREST EXPENSE	4	(31,224)	–
NET LOSS		(65,224)	(21,894)
LOSS PER SHARE		(6.52)	(2.19)

STATEMENT OF THE CHANGE IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Baht 2002	2001
SHARE CAPITAL		
Ordinary shares		
Balance - beginning of the year	5,500,000	5,500,000
Increased during the year	–	–
Balance - ending of the year	5,500,000	5,500,000
DEFICITS		
Unappropriated		
Balance - beginning of the year	(79,637)	(57,743)
Net loss	(65,224)	(21,894)
Balance - ending of year	(144,861)	(79,637)
TOTAL SHAREHOLDERS' EQUITY	5,355,139	5,420,363

The notes on page 217 form an integral part of these financial statements.

Mahendra Bharadwaj
Director

BOUNTY HOLDING CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2002 AND 2001

1. GENERAL INFORMATION

Bounty Holdings Co., Ltd. was registered with the Ministry of Commerce on December 15, 1995 for the primary purpose of investing in the share of other company. The company registered office is 31, Room No. 314 - 8, Phayathai Building, Phayathai Rd., Phayathai, Ratchatevee, Bangkok.

2. BASIS OF FINANCIAL STATEMENT PREPARATION

The accompanying financial statements have been prepared in accordance with the generally accepted accounting principles issued under the Accounting Act B.E. 2543 and the accounting standards and announcement of the Institute of Certified Accountants and Auditors of Thailand. With certain reasons described in the announcement dated December 21, 2001 of the Institute of Certified Accountants and Auditors of Thailand, the following 7 accounting standards do not compulsory for non-public company enterprises:

No.	Subject
24	Segment Reporting
25	Cash Flows Statement
36	Impairment of Assets
44	Consolidated Financial Statement and Accounting for Investment in Subsidiaries
45	Accounting for Investment in Associates
47	Related Party Disclosure
48	Financial Instrument: Disclosure and Presentation

3. SIGNIFICANT ACCOUNTING POLICIES

Investments

The investments are stated at cost.

Loss per share

The loss per share is determined by dividing the net loss for the year by the weighted average number of shares outstanding during the year.

4. TRANSACTIONS WITH RELATED COMPANIES

The Company has transactions with its related companies. These companies are related through common shareholding and/or directorship. Thus, the financial statements include the results of these transactions on the basis agreed upon between the Company and the related companies, which are different from the transactions with non-related companies.

Significant transactions with related companies consist of:

	Baht	
	2002	2001
Interest expense	**31,224**	-

5. INVESTMENTS

Investments as at December 31, 2002 and 2001 consisted of:

	% Holding		Baht	
	2002	2001	**2002**	2001
Ranbaxy Unichem Co., Ltd.	**28.13**	28.13	**14,062,500**	14,062,500
Unichem Pharmaceutical Ltd.	**49.50**	49.50	**5,229,358**	5,229,358
Total investments			**19,291,858**	19,291,858

6. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the year 2001 financial statements have been reclassified to conform with the year 2002 financial statements presentation.

Mahendra Bharadwaj
Director

RANBAXY UNICHEM CO., LTD.

DIRECTORS' REPORT FOR THE YEAR ENDED DECEMBER 31, 2002

Your Directors have pleasure in presenting the annual report for the year ended December 31, 2002.

Overall performance

The Company has achieved a 2.5% growth in the annual sales turnover by reaching Baht 202.2 million against the turnover of Baht 197.2 million in 2001. The Company has made a net profit of Baht 6.26 million.

This year saw again saw a further reduction in the number of days of receivables outstanding, which is quite significant. The number of days has reduced by 27 days in the last twelve months and 65 days in the last 24 months.

Dividend

Your Directors have not recommended any dividend for the year 2002, as the accumulated losses are not yet wiped off.

Directors who served during the year

The following Directors served the Company since the last AGM.

1. Dr. Brian Tempest (appt. dt. 30-5-00)
2. Mr. Sanjeev Mahna (appt. dt. 16-3-01)
3. Mr. Harminder Singh Sethi (appt. dt. 8-5-02)
4. Mr. Sukhbhir Singh Sethi (appt. dt. 16-3-01)
5. Dr. Davin Narula (appt. dt. 8-5-02)
6. Dr. Narendar Malhotra (appt. dt. 16-3-01)
7. Mr. Rahul Goswami (appt. dt. 30-5-00)
8. Mr. Vinod Dhawan (appt. dt. 30-5-00)
9. Mr. Mahendra Bharadwaj (appt. dt. 8-5-02)

According to article 22 of the Articles of Association, Dr. Brain Tempest, Mr. Rahul Goswami and Mr. Vinod Dhawan retire by rotation and are eligible for relection.

Auditors

The Company's Auditors, Grant Thornton have expressed their willingness to be re-appointed at the same remuneration of 160,000 Baht.

By Order of the Board

Mahendra Bharadwaj
Managing Director

Dated: April 7, 2003

REPORT OF THE INDEPENDENT AUDITOR

To the Shareholders of Ranbaxy Unichem Co., Ltd.

I have audited the balance sheet of Ranbaxy Unichem Co., Ltd. as at December 31, 2002 and the related statement of income and changes in shareholder's equity for the year then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of presentation. My responsibility is to express an audit opinion on these financial statements based on my audit. The financial statements of Ranbaxy Unichem Co., Ltd. for the year ended December 31, 2001 presented herewith for comparative purpose only, were audited by other auditor whose report dated on February 8, 2002 expressed an unqualified opinion.

Except as discussed in the following paragraph, I have conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

I did not observe the physical inventory in amount of Baht 52,751,833 taken as of December 31, 2001, because that date was prior to our initial engagement as Auditor for the Company and I can not use alternative procedures for satisfying in quantity of beginning balance of inventories.

In my opinion, except for effects of such adjustments for statement of income, if any, as might have been disclosed if I had audited for satisfying in quantity of beginning balance of inventories as described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Ranbaxy Unichem Co., Ltd. as at December 31, 2002 and the result of its operations and changes in shareholder's equity for the year then ended in conformity with generally accepted accounting principles.

Mrs. Sumalee Chokdeeanant
Certified Public Accountant
Registration No. 3322

January 13, 2003
Bangkok, Thailand

RANBAXY UNICHEM CO., LTD.

BALANCE SHEETS AS AT DECEMBER 31, 2002 AND 2001

	Notes	Baht 2002	Baht 2001
ASSETS			
CURRENT ASSETS			
Cash on hand and at banks		2,450,711	1,776,973
Trade accounts receivable - Other companies - net	5	84,633,111	86,408,280
- Related company		2,966,957	1,582,071
Amount due from related companies		1,014,393	5,070,591
Inventories - net	6	55,207,090	52,751,833
Other current assets		3,652,751	3,886,144
Total Current Assets		149,925,013	151,475,892
NON CURRENT ASSETS			
Investments (at cost)	7	3,034,527	3,034,527
Equipment - net	8	2,975,213	2,381,398
Deferred charge - net	9	7,602,000	8,550,000
Other non current assets		537,542	699,346
Total Non Current Assets		14,149,282	14,665,271
TOTAL ASSETS		164,074,295	166,141,163
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Bank overdrafts	10	2,019,265	16,968,433
Accounts payable - Other companies		17,126,322	8,901,961
- Related companies		11,355,154	11,696,137
Current portion of hire-purchase payable	11	249,251	-
Promissory notes		81,825,241	92,534,559
Amount due to related companies		549,573	2,375,820
Loan from related company		2,657,237	-
Accrued expenses		14,563,120	6,474,080
Other current liabilities		1,330,677	1,570,514
Total Current Liabilities		131,675,840	140,521,504
HIRE-PURCHASE PAYABLE - NET	11	519,269	-
TOTAL LIABILITIES		132,195,109	140,521,504
SHAREHOLDERS' EQUITY			
Share capital : registered, issued and fully paid			
- 500,000 ordinary shares of Baht 100 each		50,000,000	50,000,000
Deficit		(18,120,814)	(24,380,341)
TOTAL SHAREHOLDERS' EQUITY		31,879,186	25,619,659
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		164,074,295	166,141,163

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Notes	Baht 2002	Baht 2001
REVENUES	4		
Sales income - net		202,220,839	197,257,873
Other income		1,334,133	5,230,508
Total Revenues		203,554,972	202,488,381
COSTS AND EXPENSES	4		
Cost of sales		122,080,209	131,180,306
Selling and administrative expenses		71,417,026	69,587,623
Total Costs and Expenses		193,497,235	200,767,929
LOSS BEFORE INTEREST EXPENSES		10,057,737	1,720,452
INTEREST EXPENSES	4	(3,798,210)	(3,131,114)
INCOME (LOSS) FROM OPERATION		6,259,527	(1,410,662)
LOSS FROM THE MANAGED FLOAT EXCHANGE SYSTEM	12	-	(5,899,887)
NET INCOME (LOSS)		6,259,527	(7,310,549)
EARNINGS (LOSS) PER SHARE		12.52	(14.62)

STATEMENT OF CHANGE IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Baht 2002	Baht 2001
SHARE CAPITAL		
Ordinary shares		
Balance - beginning of the year	50,000,000	50,000,000
Increased during the year	-	-
Balance - ending of the year	50,000,000	50,000,000
DEFICITS		
Unappropriated		
Balance - beginning of the year	(24,380,341)	(17,069,792)
Net income (loss)	6,259,527	(7,310,549)
Balance - ending of the year	(18,120,814)	(24,380,341)
TOTAL SHAREHOLDERS' EQUITY	31,879,186	25,619,659

The notes on page 220-221 form an integral part of these financial statements.

Mahendra Bharadwaj
Director

RANBAXY UNICHEM CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2002 AND 2001

1. GENERAL INFORMATION

Ranbaxy Unichem Co., Ltd. was registered as a juristic company on March 17, 1983 under the commercial laws of Thailand. The Company is engaged in the production and distribution of pharmaceutical products. As at December 31, 2002 and 2001, the Company has 65 employees and 55 employees, respectively. The employee costs for the years ended December 31, 2002 and 2001 amounted to Baht 30.92 million and Baht 23.31 million, respectively. The Company's registered head office is located at 31, Phayathai Road, Phayathai, Bangkok, Thailand.

2. BASIS OF FINANCIAL STATEMENT PREPARATION

The accompanying financial statements have been prepared in accordance with the generally accepted accounting principles issued under the Accounting Act B.E. 2543 and the accounting standards and announcement of the Institute of Certified Accountants and Auditors of Thailand. With certain reasons described in the announcement dated December 21, 2001 of the Institute of Certified Accountants and Auditors of Thailand, the following 7 accounting standards do not compulsory for non-public company enterprises:

No.	Subject
24	Segment Reporting
25	Cash Flows Statement
36	Impairment of Assets
44	Consolidated Financial Statement and Accounting for Investment in Subsidiaries
45	Accounting for Investment in Associates
47	Related Party Disclosure
48	Financial Instrument: Disclosure and Presentation

3. SIGNIFICANT ACCOUNTING POLICIES

Revenues recognition

Sales are recognized when delivery has taken place and the transfer of risks and rewards has been completed. Other income is recognized on an accrual basis.

Allowance for doubtful accounts

The Company provides allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. These estimated losses are based on historical collection experience and the review of the current status of existing receivables.

Inventories

Inventories are valued at FIFO cost or net realizable value, whichever is the lower. Net realizable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale.
Provision is made where necessary for possible loss on shrinkage, obsolescence, slow-moving and defective inventories.

Investments

Investments in subsidiary and other companies are held for the long-term and are stated at cost less provision for permanent diminution in value, if any.

Depreciation

The Company depreciates its equipment by the straight-line method over their estimated useful lives 5% per year.

Deferred charge

The Company amortizes its deferred charge by the straight-line method over their estimated useful lives 10% per year.

Foreign Currency Transactions

Transactions in foreign currency throughout the year are translated into Baht at the rates prevailing at the transaction dates, except when the transactions are hedged by a forward contract in which the forward rate is used. Assets and liabilities at balance sheet dates, which are denominated in foreign currencies, are translated into Baht at the rates prevailing at those dates. Gains or losses on translation are credited or charged to the income statements.

Earning (loss) per share

The earning (loss) per share is determined by dividing the net income (loss) for the year by the weighted average number of shares outstanding during the year.

4. TRANSACTIONS WITH RELATED COMPANIES

The Company has transactions with its related companies. These companies are related through common shareholding and/or directorship. Thus, the financial statements include the results of these transactions on the basis agreed upon between the Company and the related companies, which are different from the transactions with non-related companies.

Significant transactions with related companies consist of:

	Baht	
	2002	2001
Sales	**4,689,873**	9,524,785
Purchases – raw material and finished goods	**65,120,459**	134,599,557
– equipment	**–**	1,361,651
– royalties	**–**	7,647,921
Interest income	**52,866**	–
Interest expense	**128,530**	–

The Company has made transactions with related company in normal course of business. The sales and purchases were charged at the third party prices. Interest was charged at 5% per annum from inter-company balances.

RANBAXY UNICHEM CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

5. TRADE ACCOUNTS RECEIVABLE - NET

These consisted of:

	Baht 2002	Baht 2001
Trade accounts receivable	85,416,608	91,995,195
Less Allowance for doubtful accounts	(783,497)	(5,586,915)
Trade accounts receivable - net	84,633,111	86,408,280

6. INVENTORIES - NET

These consisted of:

	2002	2001
Raw materials	17,456,207	15,436,070
Work in process	3,433,610	3,432,029
Finished goods	27,776,390	34,701,272
Goods in transit	7,940,883	500,025
Total	56,607,090	54,069,396
Less Allowance for obsolete and slow-moving stocks	(1,400,000)	(1,317,563)
Inventories - net	55,207,090	52,751,833

7. INVESTMENTS

Investments as at December 31, 2002 and 2001 consisted of:

	% Holding		Baht	
	2002	2001	2002	2001
Bounty Holding Co., Ltd.	51.20	51.20	2,816,000	2,816,000
Unichem Pharmaceutical Ltd.	1.50	1.50	158,465	158,465
Unichem Distributors Limited Partnership	0.02	0.02	60,062	60,062
Total investments			3,034,527	3,034,527

8. EQUIPMENT - NET

These consisted of:

	Baht			
		Movement during the year		
	2001	Increase	Decrease	2002
Cost				
Leasehold improvements	669,770	–	–	669,770
Furniture and office equipment	6,961,522	408,660	3,690	7,366,492
Motor vehicles	1,407,455	1,330,000	–	2,737,455
Total	9,038,747	1,738,660	3,690	10,773,717
Accumulated Depreciation				
Leasehold improvements	660,171	8,402	–	668,573
Furniture and office equipment	4,648,643	840,477	41	5,489,079
Motor vehicles	1,348,535	292,317	–	1,640,852
Total	6,657,349	1,141,196	41	7,798,504
Net Book Value	2,381,398			2,975,213
Depreciation for the year	1,281,997			1,141,196

9. DEFERRED CHARGE - NET

As at December 31, 2002 the Company recorded deferred charge of Baht 7,602,000 (2001: Baht 8,550,000) net of amortization expenses for the year ended 2002 is Baht 948,000 (2001: Baht 950,000).

10. BANK OVERDRAFTS

	Baht			
	2002		2001	
	Liabilities	Credit limits	Liabilities	Credit limits
Bank overdraft	2,019,265	9,000,000	16,968,433	39,000,000

The credit limits guaranteed by certain shareholders.

11. HIRE - PURCHASE PAYABLE - NET

The Company has entered into motor vehicle hire-purchase agreement with a local company. The ownership of assets under hire-purchase agreements will transfer to the Company when the Company has made the final payment. As at December 31, 2002 this account consisted of:

Hire - purchase payable	Baht	888,443
Less Deferred interest		(119,923)
		768,520
Less Current portion of hire-purchase payable		(249,251)
Hire-purchase payable - net	Baht	519,269

12. LOSS ON MANAGED FLOAT FOREIGN EXCHANGE

Repercussions from loss resulted from the Managed float Currency System in 1997, amount of Baht 29,499,348 are taken by the Company as amortized item, to be amortized in equal amounts for 5 years. In 2001, the Company has amortised as expenses in the amount of Baht 5,899,887.

13. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the year 2001 financial statements have been reclassified to conform with the year 2002 financial statements presentation.

Mahendra Bharadwaj
Director

DIRECTORS' REPORT FOR THE YEAR ENDED DECEMBER 31, 2002

Your Directors have pleasure in presenting the annual report for the year ended December 31, 2002.

Financial Results

There were no operations for the year 2002, consequent to selling of all its formulae and its manufacturing rights over to Ranbaxy Unichem Co. Ltd. in November 2001. The Loss before tax for the year was 212,355 Baht.

Dividend

Your Directors have not recommended any dividend for the year 2002.

Directors

The Directors who served during the year are:

1. Mr. Mahendra Bharadwaj
2. Mr. Sanjeev Mahna
3. Dr. Davinderpal Singh Narula
4. Mr. Vinod Dhawan

According to Article 16 of the Articles of Association, Mr. Sanjeev Mahna retires by rotation and is eligible for re-election.

Auditors

M/S Grant Thornton, our present auditors, have indicated their willingness to accept re-appointment as auditors.

By Order of the Board of Directors

Mahendra Bharadwaj
Director

Dated: May 6, 2003

REPORT OF THE INDEPENDENT AUDITOR

To the Shareholders of Unichem Pharmaceuticals Ltd.

I have audited the balance sheet of Unichem Pharmaceuticals Ltd. as at December 31, 2002 and the related statement of income and changes in shareholder's equity for the year then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of presentation. My responsibility is to express an audit opinion on these financial statements based on my audit.

The financial statements of Unichem Pharmaceuticals Ltd. for the year ended December 31, 2001 presented herewith for comparative purpose only, were audited by other auditor whose report dated on February 7, 2002 expressed a qualified opinion, except for the effects to the financial statements that the Company did not record the exchange loss from the Managed Float system in accordance with General Accepted *Accounting Principle. There is no such effects to the financial statements* for the year ended December 31, 2002.

I have conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unichem Pharmaceuticals Ltd. as at December 31, 2002 and the result of its operations and changes in shareholder's equity for the year then ended in conformity with generally accepted accounting principles.

Mrs. Sumalee Chokdeeanant
Certified Public Accountant
Registration No. 3322

January 10, 2003
Bangkok, Thailand

UNICHEM PHARMACEUTICALS LTD.

BALANCE SHEETS AS AT DECEMBER 31, 2002 AND 2001

	Notes	Baht 2002	Baht 2001
ASSETS			
CURRENT ASSETS			
Cash on hand and at banks	5	22,954	4,689,318
Trade accounts receivable - net	6	422,328	6,106,071
Total Current Assets		445,282	10,795,389
TOTAL ASSETS		445,282	10,795,389
LIABILITIES AND (CAPITAL DEFICIENCY) SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Bank overdraft		-	234,944
Account payable		-	6,460,753
Other payable - related company		363,425	3,438,942
Accrued expenses		139,060	302,970
Other current liabilities		216	202,844
Total Current Liabilities		502,701	10,640,453
TOTAL LIABILITIES		502,701	10,640,453
(CAPITAL DEFICIENCY) SHAREHOLDERS' EQUITY			
Share capital : registered, issued and fully paid - 40,000 ordinary shares of Baht 100 each		4,000,000	4,000,000
Deficits		(4,057,419)	(3,845,064)
(CAPITAL DEFICIENCY) TOTAL SHAREHOLDERS' EQUITY		(57,419)	154,936
TOTAL LIABILITIES AND (CAPITAL DEFICIENCY) SHAREHOLDERS' EQUITY		445,282	10,795,389

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Notes	Baht 2002	Baht 2001
REVENUES	4		
Sales		-	56,946,204
Other income		410,323	330,651
Total Revenues		410,323	57,276,855
COSTS AND EXPENSES	4		
Cost of sale		-	48,882,424
Selling and administrative expenses		601,030	1,419,480
Total Costs and Expenses		601,030	50,301,904
(LOSS) INCOME BEFORE INTEREST		(190,707)	6,974,951
INTEREST EXPENSES		(21,648)	(834,579)
(LOSS) PROFIT FROM OPERATION		(212,355)	6,140,372
LOSS FROM THE MANAGED FLOAT EXCHANGE SYSTEM	7	-	(4,027,028)
GAIN FROM SALE OF FORMULA	1	-	3,500,000
NET (LOSS) INCOME FOR THE YEAR		(212,355)	5,613,344
(LOSS) EARNINGS PER SHARE		(5.31)	140.33

STATEMENT OF THE CHANGE IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

SHARE CAPITAL	Baht 2002	Baht 2001
Ordinary shares		
Balance - beginning of the year	4,000,000	4,000,000
Increased during the year	-	-
Balance - ending of the year	4,000,000	4,000,000
DEFICITS		
Unappropriated		
Balance - beginning of the year	(3,845,064)	(9,458,408)
Net (loss) income for the year	(212,355)	5,613,344
Balance - ending of year	(4,057,419)	(3,845,064)
(Capital deficiency) TOTAL SHAREHOLDERS' EQUITY	(57,419)	154,936

The notes on page 224 form an integral part of these financial statements.

Mahendra Bharadwaj
Director

UNICHEM PHARMACEUTICALS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2002 AND 2001

1. GENERAL INFORMATION

Unichem Pharmaceuticals Ltd. was registered as a juristic company on March 28, 1985 under the commercial laws of Thailand. The Company is engaged in the production and distribution of pharmaceutical products.

In November 2001, the company had entered into novation agreement and sale purchase agreement with a related company. Under these agreements the company has to transfer all rights, title and interest in the chemical formula and its inventory and raw materials to the related company. Consequently, the company had disposed the remaining inventories, property and equipment and settled outstanding loan to the related company and resulted in a profit of Baht 3.5 million. This profit has been presented as gain from sale of the Formula in the financial statements as at December 31, 2001.

2. BASIS OF FINANCIAL STATEMENT PREPARATION

The accompanying financial statements have been prepared in accordance with the generally accepted accounting principles issued under the Accounting Act B.E. 2543 and the accounting standards and announcement of the Institute of Certified Accountants and Auditors of Thailand. With certain reasons described in the announcement dated December 21, 2001 of the Institute of Certified Accountants and Auditors of Thailand, the following 7 accounting standards do not compulsory for non-public company enterprises:

No.	Subject
24	Segment Reporting
25	Cash Flows Statement
36	Impairment of Assets
44	Consolidated Financial Statement and Accounting for Investment in Subsidiaries
45	Accounting for Investment in Associates
47	Related Party Disclosure
48	Financial Instrument: Disclosure and Presentation

3. SIGNIFICANT ACCOUNTING POLICIES

(Loss) Earnings per share

The (loss) earnings per share is determined by dividing the net (loss) income for the year by the weighted average number of shares outstanding during the year (40,000 shares in 2002 and 40,000 shares in 2001).

4. TRANSACTIONS WITH RELATED COMPANIES

The Company has transactions with its related companies. These companies are related through common shareholding and/or directorship. Thus, the financial statements include the results of these transactions on the basis agreed upon between the Company and the related companies, which are different from the transactions with non-related companies.

Significant transactions with related companies consist of:

	Baht	
	2002	2001
Sales	**-**	51,588,031
Gain from sale of Formula	**-**	3,500,000
Interest expense	**21,642**	760,964

The Company has made transactions with related company in normal course of business. The sales and purchases were charged at the party prices. Interest was charged at 8% per annum from inter-company balances. In 2001, the company had already settled principal of the loan excluding interest to the related company.

5. CASH ON HAND AND AT BANKS

As at December 31, 2001, cash on hand and at banks included fixed deposits totalling Baht 5,618 which the Company has used as collateral to guarantee for bank overdraft of Baht 1,000,000 for related company.

6. TRADE ACCOUNTS RECEIVABLE - NET

These consisted of:

	Baht	
	2002	2001
Trade accounts receivable	**422,328**	6,194,430
Less Allowance for doubtful accounts	**-**	(88,359)
Trade accounts receivable - net	**422,328**	6,106,071

7. LOSS FROM THE MANAGED FLOAT EXCHANGE SYSTEM

On July 2, 1997, the Ministry of Finance announced a change in the exchange rate system from the Basket of Currencies to the Managed Float System. Assets and Liabilities denominated in foreign currencies were impacted and significant losses occurred as a result. From July 2, 1997 to December 31, 1997, the Company incurred a net realised and unrealised loss of Baht 20,129,391.

The Company chooses to adopt the notification of the Revenue Department and has deferred the exchange loss from the Managed Float System by presenting the amount, which has not been amortized, under the partner's equity. The Company's policy is to fully amortize such amount within 5 years (from the year 1997-2001) using the straight-line method. However, this approach is not in accordance with Accounting Standard No. 30 that requires the Company to fully recognize the loss as incurred. The deferral causes the net profit for 2001 to be understated by Baht 4,027,028 and loss from the Managed Float Exchange System under the partner's equity is decreased by Baht 4,027,028.

8. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the year 2001 financial statements have been reclassified to conform with the year 2002 financial statements presentation.

Mahendra Bharadwaj
Director

RANBAXY (MALAYSIA) SDN. BHD.

(Incorporated in Malaysia)

CORPORATE INFORMATION

DIRECTORS	Santha Bhaskara Menon Abdullah bin Mohd Yusof Dr. Parameswaran Krishnan Vinod Dhawan Jeyabalan A/L Thangarajah Sanjeev Mahna Dr. Brian William Tempest
SECRETARIES	Sam Retnam Daniel A/L Ganapragasam
AUDITORS	Shamsir Jasani Grant Thornton (Member of Grant Thornton International) Chartered Accountants Level 11-1, Faber Imperial Court Jalan Sultan Ismail 50250 Kuala Lumpur
PRINCIPAL PLACE OF BUSINESS	Box #8, Wisma Selangor Dredging 5th Floor, South Block 142-B, Jalan Ampang 50450 Kuala Lumpur
REGISTERED OFFICE	Level 7, Setia 1 15, Lorong Dungun Damansara Heights 50490 Kuala Lumpur
BANKERS	HSBC Bank Malaysia Berhad Deutsche Bank (M) Berhad

DIRECTORS' REPORT

The Directors have pleasure in submitting their report together with the audited financial statements of the Company for the financial year ended December 31, 2002.

PRINCIPAL ACTIVITY

The Company is principally engaged in the manufacturing and distribution of pharmaceutical products.

There has been no significant change in the activity of the Company during the financial year.

FINANCIAL RESULTS	RM'000
Net profit for the year	3,167
Unappropriated profit brought forward	1,920
Profit available for appropriation	5,087
Proposed first and final tax exempt dividend of 4% per share and 7.92% per share non tax exempt dividend	(954)
Unappropriated profit carried forward	4,133

DIVIDENDS

Since the end of the previous financial year, the Company paid a final tax exempt dividend of 12% totaling RM600,000 in respect of financial year ended December 31, 2001 on July 15, 2002.

The final dividend recommended by the Directors in respect of the financial year ended December 31, 2002 is a final tax exempt dividend of 4% per share and 7.92% per share non tax exempt dividend (net) totaling RM953,600.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year.

ISSUE OF SHARES AND DEBENTURES

During the financial year, the following shares were issued:-

Date of issue	Purpose of issue	Class of Share	Number of shares at RM1.00 per share	Term of issue
09.8.2002	Capital expansion	Ordinary	3,000,000	Cash

There were no debentures issued during the financial year.

INFORMATION ON THE FINANCIAL STATEMENTS

Before the financial statements of the Company were made out, the Directors took reasonable steps:-

(a) to ascertain that action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and satisfied themselves that there are no bad debts to be written off and no provision for doubtful debts is required; and

(b) to ensure that any current assets which were unlikely to be realised in the ordinary course of business including their values as shown in the accounting records of the Company have been written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:-

(a) which would render it necessary to write off any bad debts or to make any provision for doubtful debts in the financial statements of the Company; or

(b) which would render the values attributed to current assets in the financial statements of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Company misleading or inappropriate.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may affect the ability of the Company to meet its obligations as and when they fall due.

At the date of this report, there does not exist:-

(a) any charge on the assets of the Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Company which has arisen since the end of the financial year.

OTHER STATUTORY INFORMATION

The Directors state that:-

At the date of this report, they are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements misleading.

In the opinion of the Directors :-

(a) the results of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Company for the current financial year in which this report is made.

DIRECTORS OF THE COMPANY

The Directors in office since the date of last report are:-

Santha Bhaskara Menon	Abdullah bin Mohd Yusof
Dr. Parameswaran Krishnan	Vinod Dhawan
Jeyabalan A/L Thangarajah	Sanjeev Mahna
Dr. Brian William Tempest	

According to the Register of Directors' shareholdings, the beneficial interests of those who were Directors at the end of the financial year in the shares of the Company and its related corporations are as follows:-

	Number of ordinary shares of RM1 each			
Company	**At 1.1.2002**	**Bought**	**Sold**	**At 31.12.2002**
Santha Bhaskara Menon Dr. Parameswaran Krishnan	30,004 1,500	6,042 -	–	36,046 1,500

No other Directors at end of the financial year held any interest in shares of the Company during the financial year.

DIRECTORS' BENEFIT

During and at the end of the financial year, no arrangements subsisted to which the Company is a party, with the object or objects of enabling Directors of the Company to acquire benefits by means of the acquisition of shares in the Company or any other body corporate.

Since the end of the previous financial year, no Director has received or become entitled to receive any benefit (other than as disclosed in Note 12 to the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

AUDITORS

Messrs Shamsir Jasani Grant Thornton have expressed their willingness to continue in office.

On behalf of the Board

Abdullah Bin Mohd Yusof
Director

Santha Bhaskara Menon
Director

Kuala Lumpur
April 8, 2003

RANBAXY (MALAYSIA) SDN. BHD.

(Incorporated in Malaysia)

STATEMENT BY DIRECTORS

In the opinion of the Directors, the financial statements set out on pages 227 to 231 are drawn up in accordance with applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Company as at December 31, 2002, results of the operations and cash flows of the Company for the financial year then ended.

On behalf of the Board

Abdullah Bin Mohd Yusof
Director

Santha Bhaskara Menon
Director

Kuala Lumpur
April 8, 2003

STATUTORY DECLARATION

I, Jeyabalan A/L Thangarajah, being the Director primarily responsible for the financial management of Ranbaxy (Malaysia) Sdn. Bhd., do solemnly and sincerely declare that to the best of my knowledge and belief, the financial statements set out on pages 227 to 231 are correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by
the abovenamed at Kuala Lumpur in
the Federal Territory this day of
April 8, 2003

Jeyabalan A/L Thangarajah

Before me:

Commissioner for Oaths

REPORT OF THE AUDITORS TO THE MEMBERS OF RANBAXY (MALAYSIA) SDN. BHD.

(Incorporated in Malaysia)

We have audited the financial statements set out on pages 227 to 232. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. These standards require that we plan and perform the audit to obtain all the information and explanations, which we consider necessary to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the Directors as well as evaluating the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion :

a) the financial statements which have been prepared under the historical cost convention are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of :

   (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Company; and

   (ii) the state of affairs of the Company as at December 31, 2002, results of operations and cash flows of the Company for the financial year ended on that date; and

b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company have been properly kept in accordance with the provisions of the said Act.

The financial statements of the Company as at December 31, 2001 were audited by another auditor whose report dated April 3, 2002 expressed an unqualified opinion on those statements.

Shamsir Jasani Grant Thornton
(No: AF-737)
Chartered Accountants

Dato' N.k. Jasani
Chartered Accountant
(No: 708/03/04(J/PH))
Partner

Kuala Lumpur
April 8, 2003

RANBAXY (MALAYSIA) SDN. BHD.

(Incorporated in Malaysia)

BALANCE SHEET AS AT DECEMBER 31, 2002

	Note	2002 RM'000	2001 RM'000
SHARE CAPITAL	5	8,000	5,000
SHARE PREMIUM		300	300
UNAPPROPRIATED PROFIT		4,133	1,920
Total shareholders' equity		12,433	7,220
Long term and deferred liabilities			
Deferred taxation		326	326
Hire purchase creditors	6	152	267
		12,911	7,813
Represented by:			
PROPERTY, PLANT AND EQUIPMENT	7	3,743	4,122
CURRENT ASSETS			
Inventories	8	11,796	9,444
Trade receivables		7,825	4,546
Other receivables		267	200
Cash and bank balances		3,715	1,398
Total current assets		23,603	15,588
LESS: CURRENT LIABILITIES			
Trade payables		2,406	1,250
Other payables		412	969
Amount due to affiliated companies	9	5,036	3,256
Bank borrowings	10	4,995	5,592
Dividends payable		954	600
Tax payable		632	230
Total current liabilities		14,435	11,897
NET CURRENT ASSETS		9,168	3,691
		12,911	7,813

INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

	Note	2002 RM'000	2001 RM'000
Revenue	11	32,534	28,359
Cost of sales		(19,642)	(18,772)
Gross profit		12,892	9,587
Other operating income		45	129
Administration expenses		(2,627)	(2,235)
Distribution costs		(5,162)	(4,740)
Other operating expenses		(95)	(280)
Profit from operations		5,053	2,461
Finance costs		(582)	(442)
Profit before taxation	12	4,471	2,019
Taxation	13	(1,304)	(857)
Net profit for the year		3,167	1,162

STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

	Share capital RM'000	Share premium RM'000	Unappropriated profit RM'000	Total RM'000
Balance at January 1, 2001	5,000	300	1,358	6,658
Net profit for the year	–	–	1,162	1,162
Dividends	–	–	(600)	(600)
Balance at December 31, 2001	5,000	300	1,920	7,220
Net profit for the year	–	–	3,167	3,167
Dividends - proposed first and final tax exempt dividend of 4% per share and 7.92% per share non tax exempt dividend	–	–	(954)	(954)
Issue of share capital	3,000	–	–	3,000
Balance at December 31, 2002	8,000	300	4,133	12,433

The accompanying notes form an integral part of the financial statements.

RANBAXY (MALAYSIA) SDN. BHD.

(Incorporated in Malaysia)

CASH FLOW STATEMENT FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

	Note	2002 RM'000	2001 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before taxation		4,471	2,019
Adjustments for:-			
Allowances for obsolete inventories		381	–
Depreciation		677	487
Unrealised loss on foreign exchange		55	–
Inventories written off		2	–
Property, plant and equipment written off		57	–
(Gain)/loss on disposal of property, plant and equipment		(2)	23
Interest expenses		464	442
Operating profit before working capital changes		6,105	2,971
Changes in working capital:-			
Inventories		(2,735)	(1,741)
Receivables		(3,346)	847
Payables		550	(718)
Bankers' acceptances		(600)	–
Affiliated companies		1,780	(551)
Cash generated from operations		1,754	808
Interest paid		(464)	(442)
Tax paid		(902)	(689)
Net cash from/(used in) operating activities		388	(323)
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from disposal of scrapped assets		2	18
Purchase of property, plant and equipment	A	(355)	(259)
Net cash used in investing activities		(353)	(241)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of share capital		3,000	–
Dividends paid		(600)	(500)
Repayment of hire purchase creditors		(121)	(52)
Proceeds from bank borrowings		–	1,580
Net cash from financing activities		2,279	1,028
CASH AND CASH EQUIVALENTS			
Net increase		2,314	464
Brought forward		1,106	642
Carried forward	B	3,420	1,106

NOTE TO THE CASH FLOW STATEMENT

A. PURCHASE OF PROPERTY, PLANT AND EQUIPMENT

During the financial year 2001, the Company acquired property, plant and equipment with aggregate cost of approximately RM 551,000 of which approximately RM 292,000 was financed by means of hire purchases. Cash payment of approximately RM 259,000 was made to purchase the property, plant and equipment.

B. CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the Cash Flow Statement comprise the following balance sheet amounts :-

	2002 RM'000	2001 RM'000
Cash and bank balances	3,715	1,398
Bank overdraft	(295)	(292)
	3,420	1,106

The accompanying notes form an integral part of the financial statements.

RANBAXY (MALAYSIA) SDN. BHD.

(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS DECEMBER 31, 2002

1. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements of the Company have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia.

2. FINANCIAL RISK MANAGEMENT POLICIES

The Company's financial risk management policy seeks to ensure that adequate financial resources are available for the development of the Company's business whilst managing its risks. The Company operates within policies that are approved by the Board and the Company's policy is not to engage in speculative transactions.

The main areas of financial risks faced by the Company and the policy in respect of the major areas of treasury activity are set out as follows:-

(a) **Foreign cu rrency risk**

The Company is exposed to foreign currency risk as a result of its normal operating activities, both external and intra-Group where the currency denomination differs from the local currency, Ringgit Malaysia (RM). The Company's policy is to minimise the exposure of overseas activities to transaction risk by matching local currency income against local currency costs.

(b) **Interest rate risk**

The Company's policy is to borrow principally on the floating rate basis but to retain a proportion of fixed rate debt. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall.

(c) **Credit risk**

The credit risk is controlled by the application of credit approvals, limits and monitoring procedures. An internal credit review is conducted if the credit risk is material.

(d) **Market risk**

For key product purchases, the Company establishes floating priced levels that the Company considers acceptable and enters physical supply agreements to achieve these levels. The Company does not face significant exposure from the risk from changes in price levels.

(e) **Liquidity and cash flow risks**

The Company seeks to achieve a balance between certainty of funding even in difficult times for the markets or the Company and a flexible, cost-effective borrowing structure. This is to ensure that at the minimum, all projected net borrowing needs are covered by committed facilities. Also, the objective for debt maturity is to ensure that the amount of debt maturing in any one year is not beyond the Company's means to repay and refinance.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) **Accounting convention**

The financial statements of the Company have been prepared under the historical cost convention, unless otherwise indicated in the other significant accounting policies.

(b) **Property, plant and equipment and depreciation**

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on straight line basis, to write off the cost of property, plant and equipment over their estimated useful lives at the following annual depreciation rates:-

Leasehold land and factory Building	Amortised over the lease term of 60 years
Office equipment and renovations	10%
Furniture, fittings and equipments	10%
Motor vehicles	15%
Plant and machinery	10%
Computer software and equipment	33%

The carrying amounts of property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognised whenever the carrying amount of an item of property, plant and equipment exceeds its recoverable amount. In determining the recoverable amount of property, plant and equipment, expected future cash flows are discounted to their present values.

Property, plant and equipment retired from active use and held for disposal are stated at the lower of net book value and net realisable value.

(c) **Deferred taxation**

Deferred taxation is provided on the liability method for taxation which is deferred due to differences between the net book value of assets eligible for capital allowances and the tax written down value of these assets and on any other timing differences existing at financial year end except to the extent that it can be demonstrated with reasonable probability that the timing differences will continue in the foreseeable future.

Deferred tax benefits are only recognised when there is a reasonable expectation of realisation in the near future.

(d) **Finance lease**

Leases in which the Company assume substantially all the risks and rewards of ownership are classified as finance leases. Assets acquired by way of finance leases are stated at an amount equal to the lower of their fair values and the present value of the minimum lease payments at the inception of the leases, less accumulated depreciation and impairment losses.

In calculating the present value of the minimum lease payments, the discount rate is the interest rate implicit in the lease, if this is practicable to determine; if not, the Company's incremental borrowing rate is used.

(e) **Foreign currency translation**

Foreign currency transactions have been translated into Malaysian Ringgit at the rates of exchange ruling on transaction dates. All foreign currency assets and liabilities outstanding at the balance sheet date are translated at the approximate exchange rates ruling at that date. Unrealised gains and losses arising from the translation of current assets and liabilities are dealt with in the income statement.

The closing rates used in translation were as follows:-	2002	2001
Singapore Dollar	2.16	2.20
US Dollar	3.80	3.80
Euro Dollar	3.90	3.50

(f) **Inventories**

Inventories are stated at the lower of cost and net realisable value with first-in-first-out being the main basis for cost.

The cost of raw materials and packing materials comprises the original purchase price plus incidentals in bringing these inventories to their present location and condition. For manufactured inventories and work-in-progress, cost consist of raw materials, packing materials, direct labour and an appropriate proportion of fixed and variable overhead.

(g) **Receivables**

Known bad debts are written off and provision is made for debts which are considered to be doubtful of collection.

(h) **Revenue recognition**

Revenue from the sale of goods is based on the invoiced value of pharmaceutical products during the year less returns and discounts and is recognised in the income statement with the significant risk and rewards of ownership transferred to the buyer.

(i) **Cash and cash equivalents**

Cash and cash equivalents comprise cash on hand, balances with banks, demand deposits and highly liquid investments which are readily convertible to known amount of cash and which are subject to an insignificant risk of changes in value.

(j) **Impairment of assets**

The carrying values of assets are reviewed for impairment when there is an indication that the assets might be impaired. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of net realisable value and value in use, which is measured by reference to discounted future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash-generating unit.

An impairment loss is charged to the income statement immediately.

Subsequent increase in the recoverable amount of an asset is treated as reversal of the previous impairment loss and is recognised to the extent of the carrying amount of the asset that would have determined (net of amortisation and depreciation) had no impairment loss been recognised. The reversal is recognised in the income statement immediately.

(k) **Financial instruments**

Financial instruments carried on the balance sheet include cash and bank balances, receivables, payables and borrowings. The particular recognition methods adopted are disclosed in the individual accounting policy statements associated with each item.

Financial instruments are offset when the Company has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(l) **Affiliated company**

An affiliated company and its subsidiaries that holds at least 20% but not exceeding 50% of the issued share capital of the Company.

4. PRINCIPAL ACTIVITIES AND GENERAL INFORMATION

The principal activities of the Company consist of the manufacture and distribution of pharmaceutical products.

The Company is a private limited liability company, incorporated and domiciled in Malaysia. The registered office of the Company is located at Level 7, Setia 1, 15, Lorong Dungun, Damansara Heights, 50490 Kuala Lumpur and the principle place of business of the Company is Box #8, Wisma Selangor Dredging, 5th Floor, South Block, 142-B, Jalan Ampang, 50490 Kuala Lumpur.

The financial statements were authorised for issue by the Board of Directors in accordance with a resolution of the Directors on April 8, 2003.

5. SHARE CAPITAL

	2002	2001
	RM'000	RM'000
Authorised :-		
Ordinary shares of RM1.00 each		
At beginning of year	10,000	10,000
Created during the year	2,000	-
At end of the year	12,000	10,000
Issued and fully paid:		
Ordinary shares of RM1.00 each		
At beginning of year	5,000	5,000
Issued during the year	3,000	-
At end of the year	8,000	5,000

6. FINANCE CREDITORS

	2002	2001
Minimum lease payment		
– within 1 year	164	164
– after 1 year but not later than 5 years	142	274
	306	438
Interest in suspense	(37)	(48)
Present value of finance creditor	269	390
Present value of finance creditor		
– within 1 year	117	123
– after 1 year but not later than 5 years	152	267
	269	390

The amount payable within 1 year has been included in other payables.

RANBAXY (MALAYSIA) SDN. BHD.

(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

7. **PROPERTY, PLANT AND EQUIPMENT**

Cost	Long leasehold land RM'000	Factory building RM'000	Office equipment and renovations RM'000	Furniture and fittings RM'000	Motor vehicles RM'000	Plant and machinery RM'000	Total 2002 RM'000	Total 2001 RM'000
At beginning of year	226	2,019	1,531	199	297	4,195	8,467	8,202
Additions	–	–	98	7	–	250	355	551
Disposals	–	–	(5)	–	–	–	(5)	(286)
Written off	–	–	(231)	(69)	–	(27)	(327)	–
At end of year	226	2,019	1,393	137	297	4,418	8,490	8,467
Accumulated depreciation								
At beginning of year	69	419	925	171	79	2,682	4,345	4,103
Charge for the year	4	34	273	7	36	323	677	487
Disposals	–	–	(5)	–	–	–	(5)	(245)
Written off	–	–	(188)	(62)	–	(20)	(270)	–
At end of year	73	453	1,005	116	115	2,985	4,747	4,345
Net book value								
At December 31, 2002	153	1,566	388	21	182	1,433	3,743	–
At December 31, 2001	157	1,600	606	28	218	1,513	–	4,122
Depreciation charge for the year ended December 31, 2001	4	34	98	21	330	–	–	487

The long leasehold land and factory building of the Company are charged to a bank as security for borrowings granted to the Company.

	2002 RM'000	2001 RM'000
(b) The net book value of property, plant and equipment which are under hire purchase is as follows :-		
Office equipment	91	251
Motor vehicles	182	239
Plant and machinery	66	74
	339	564

8. INVENTORIES

	2002	2001
Raw materials	2,204	1,795
Work-in-progress	477	685
Finished goods	7,611	6,460
Packaging materials	924	712
Spare parts	9	10
Goods in transit	1,170	–
	12,395	9,662
Less: Allowances for obsolete inventories	(599)	(218)
	11,796	9,444

9. AMOUNT DUE TO RELATED COMPANIES

Included in the above is an amount of RM4,883,146 due to an affiliated company which is unsecured, interest free except for a loan of RM959,576 in year 2001 which bears interest at rate of 10.59% (2001: 10.59%) per annum and has no fixed terms of repayment.

Affiliated companies refer to the members of Ranbaxy Laboratories Limited Group of Companies.

The amount due to affiliated company is unsecured, interest free and has no fixed term of repayment.

10 BANK BORROWINGS

	2002	2001
Secured :-		
Bank overdrafts	295	292
Revolving credit	2,700	2,700
Bankers acceptance	2,000	2,600
	4,995	5,592

All bank borrowings are secured by a fixed and floating charge against the assets of the Company and a letter of awareness from the holding company.

Interest is charged at rates ranging from 5.10% to 6.85% (2001: 2.89% to 8.3%) per annum.

11. REVENUE

Revenue represents sales of goods net of discount and returns.

	2002 RM'000	2001 RM'000
12. PROFIT BEFORE TAXATION		
Profit before taxation has been determined after charging/(crediting) amongst other items the following :-		
Audit fee	23	23
Allowances for obsolete inventories	381	–
Directors' remunerations		
– fee	–	8
– other emoluments	471	453
Depreciation	677	487
Interest expenses		
– bankers acceptance	79	59
– bank overdrafts	50	46
– hire purchase	11	37
– revolving credits	164	171
– holding company	160	129
Rental of premises	174	148
Inventories written off	2	174
Property, plant and equipment written off	57	–
Unrealised loss on foreign exchange	55	–
Realised (gain)/loss on foreign exchange	(17)	100
(Gain)/Loss on disposal of		
Property, plant and equipment	(2)	23
Doubtful debts written back	–	(19)

13. TAXATION

	2002 RM'000	2001 RM'000
Provision for current year	1,286	751
Underprovision in prior year	18	106
	1,304	857

(a) The provision for current year taxation is determined by applying the Malaysian statutory tax rate on the chargeable income.

(b) The Company has sufficient tax credit under Section 108 of the Income tax Act, 1967 to frank the payment of dividend out of its entire unappropriated profit as at 31 December 2002.

(c) The above amounts are subject to the approval of the Inland Revenue Board of Malaysia.

14. EMPLOYEE INFORMATION

	2002 RM'000	2001 RM'000
Staff costs	3,943	3,043

The number of employee of the Company at the end of the financial year was 119 (2001: 110) persons.

15. SIGNIFICANT RELATED CORPORATION TRANSACTIONS

Significant related corporation transactions during the financial year were as follows:-

	2002 RM'000	2001 RM'000
Royalty and trademark to holding company	352	349
Purchase from affiliated company	12,288	12,719
Interest expenses to affiliated company	160	129

The Directors are of the opinion that the Company has entered into the above transactions on a negotiated basis.

16. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The interest rate risk that financial instruments' values will fluctuate as a result of changes in market interest rates, and the effective weighted average interest rates on classes of financial asset and financial liability, are as follows:-

2002	Less than 1 year RM'000	1 to 5 years RM'000	Total RM'000	Effective interest rate during the year %
Financial liabilities				
Amount due to a holding company	4,883	–	4,883	10.59%
Finance creditors	117	152	269	5.25-5.75%
Bank borrowings	4,995	–	4,995	5.10%-6.85%

(b) Credit risk

The maximum credit risk associated with recognised financial assets is the carrying amount shown in the balance sheet.

The Company has no significant concentration of credit risk with any single counterparty except that 60% of trade receivables of the balance sheet date was due from Remedi Pharmaceuticals (M) Sdn. Bhd..

At December 31, 2002 the Company had no significant credit risk associated with its exposure to potential counterparty failure to settle outstanding foreign currency.

(c) Fair values

The carrying amounts of financial assets and liabilities of the Company at the balance sheet approximated their fair values.

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar-160055, Distt.Ropar (Punjab)

NOTICE

NOTICE is hereby given that the **42nd Annual General Meeting** of Ranbaxy Laboratories Limited will be held on **Wednesday, June 25, 2003,** at **11.00 A.M.** at The National Institute of Pharmaceutical Education and Research (NIPER), Sector-67, S.A.S. Nagar (Mohali) - 160 062, Punjab, to transact the following business :

1. To receive, consider and adopt the Profit and Loss Account for the year ended December 31, 2002 and the Balance Sheet as at that date and the Reports of the Directors and the Auditors thereon.
2. To declare final dividend on Equity Shares.
3. To appoint a Director in place of Mr. Surendra Daulet-Singh who retires by rotation and being eligible offers himself for re-appointment.
4. To appoint a Director in place of Mr. Nimesh N. Kampani who retires by rotation and being eligible offers himself for re-appointment.
5. To appoint a Director in place of Mr. Harpal Singh who retires by rotation and being eligible offers himself for re-appointment.
6. To appoint Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration. M/s Walker, Chandiok & Co, retiring Auditors are eligible for re-appointment.

SPECIAL BUSINESS

7. To consider and if thought fit, to pass with or without modification(s) the following resolution as a **Special Resolution :**

   "RESOLVED that pursuant to provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 including any amendment thereto, the Memorandum and Articles of Association of the Company, the Securities & Exchange Board of India (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "the Guidelines") and other applicable laws and subject to such approvals, consents, permissions and sanctions as may be required from appropriate authorities or bodies from time to time, the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors), be and is hereby authorised to create, offer and grant from time to time, up to 40,00,000 (forty lacs) options in the aggregate to eligible management employees and Directors of the Company under the Employees Stock Option Scheme (the Scheme) of the Company; each option shall be exercisable for one Equity Share of Rs.10 each fully paid-up on payment to the Company for such shares at price(s) to be determined from time to time in accordance with the Scheme."

   "RESOLVED FURTHER that the Board be and is hereby authorised to issue and allot Equity Shares upon exercise of options from time to time in accordance with the Scheme."

   "RESOLVED FURTHER that the Board be and is hereby authorised to modify or amend any of the terms and conditions of the Scheme as it may deem fit from time to time in its sole and absolute discretion in conformity with provisions of the Companies Act, 1956, the Memorandum and Articles of Association of the Company and the Guidelines."

   "RESOLVED FURTHER that for the purpose of giving effect to the above Resolution, the Board be and is hereby authorised to do all such acts, deeds and things and to execute all such deeds, documents, instruments and writings as it may in its sole and absolute discretion deem necessary or expedient and to settle any question, difficulty or doubt that may arise in regard thereto."

8. To consider and if thought fit, to pass with or without modification(s) the following resolution as a **Special Resolution :**

   "RESOLVED that pursuant to provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 including any amendment thereto and the Memorandum and Articles of Association of the Company, the Securities & Exchange Board of India (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "the Guidelines") and other applicable laws and subject to such approvals, consents, permissions and sanctions as may be required from appropriate authorities or bodies from time to time, the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors), be and is hereby authorised to create, offer and grant options within the aggregate limit of 40 lacs options as referred to in Resolution at Serial Number 7 above to eligible management employees and Directors of subsidiary companies of the Company under the Employees Stock Option Scheme (the "Scheme") of the Company as referred to in Resolution at Serial Number 7 above; each option shall be exercisable for one Equity Share of Rs.10 each fully paid-up on payment to the Company for such shares at price(s) to be determined from time to time in accordance with the Scheme."

   "RESOLVED FURTHER that the Board be and is hereby authorised to issue and allot Equity Shares upon exercise of options from time to time in accordance with the Scheme."

"RESOLVED FURTHER that the Board be and is hereby authorised to modify or amend any of the terms and conditions of the Scheme as it may deem fit from time to time in its sole and absolute discretion in conformity with provisions of the Companies Act, 1956, the Memorandum and Articles of Association of the Company and the Guidelines."

"RESOLVED FURTHER that for the purpose of giving effect to the above Resolution, the Board be and is hereby authorised to do all such acts, deeds and things and to execute all such deeds, documents, instruments and writings as it may in its sole and absolute discretion deem necessary or expedient and to settle any question, difficulty or doubt that may arise in regard thereto."

9. To consider and if thought fit, to pass with or without modification(s) the following resolution as a **Special Resolution** :

"RESOLVED that subject to provisions of the Securities Contracts (Regulation) Act, 1956, Listing Agreements with the Stock Exchanges and Guidelines/Rules of the Securities Exchange Board of India and all other applicable laws, rules, regulations and guidelines and subject further to such approvals and sanctions as may be required, the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors) be and is hereby authorised to de-list the Equity Shares of the Company from the Stock Exchanges at Delhi, Ahmedabad, Kolkata and Ludhiana at one time or from time to time."

"RESOLVED FURTHER that for the purpose of giving effect to all or any of the foregoing, the Board be and is hereby authorised to do all such acts, deeds and things as it may consider necessary or expedient and to settle any question, difficulty or doubt that may arise in regard thereto."

10. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution** :

"RESOLVED that in partial modification of the resolution passed at the 39th Annual General Meeting of the Company held on June 29, 2000 and in accordance with provisions of Sections 198, 269, 309 and 310 read with Schedule XIII and other applicable provisions of the Companies Act, 1956 and the Articles of Association of the Company, the ceiling on salary for Mr. D. S. Brar, Chief Executive Officer and Managing Director of the Company be and is hereby increased from Rs. 60 lacs per annum to Rs. 80 lacs per annum effective January 1, 2003, for the remaining tenure of his appointment, as fixed by the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors) from time to time."

"RESOLVED FURTHER that all other terms and conditions of the appointment of Mr. D. S. Brar, Chief Executive Officer and Managing Director as approved by members at the Annual General Meeting held on June 29, 2000 shall remain unchanged."

"RESOLVED FURTHER that the Board be and is hereby authorised to do all such acts, deeds and things as it may consider necessary or expedient in the matter."

11. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution** :

"RESOLVED that in partial modification of the resolution passed at the 41st Annual General Meeting of the Company held on June 28, 2002 and in accordance with provisions of Sections 198, 269, 309 and 310 read with Schedule XIII and other applicable provisions of the Companies Act, 1956 and the Articles of Association of the Company, the ceilings on salary and perquisites for Dr. Brian W. Tempest, President - Pharmaceuticals and Whole-time Director of the Company be and are hereby increased effective January 1, 2003, for the remaining tenure of his appointment, as fixed by the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors) from time to time as under :

(i) Basic Salary - from Rs.48 lacs per annum to Rs. 72 lacs per annum.

(ii) Perquisites - from Rs. 180 lacs per annum to Rs. 200 lacs per annum.

Perquisites will include allowances, benefits, facilities and amenities (collectively "perquisites") such as furnished residential accommodation or house rent allowance in lieu thereof, maintenance of such accommodation, furnishings, repairs, utility allowance etc., medical reimbursement, leave travel assistance/allowance, membership fee(s) of clubs, reimbursement of cost of education for one son, life, disability & health insurance, return trips to UK for self and family members, hospitalisation and accident insurance, security at residence, and any other "perquisites" as per policy/rules of the Company in force and/or as approved by the Board from time to time."

"RESOLVED FURTHER that all other terms and conditions of the appointment of Dr. Brian W. Tempest, President - Pharmaceuticals and Whole-time Director as approved by members at the Annual General Meeting held on June 28, 2002, shall remain unchanged."

"RESOLVED FURTHER that the Board be and is hereby authorised to do all such acts, deeds and things as it may consider necessary or expedient in the matter."

By Order of the Board

Place : New Delhi
Dated : May 16, 2003

S. K. PATAWARI
Company Secretary

NOTES

1. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND SUCH PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE PROXIES TO BE EFFECTIVE, SHOULD BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LATER THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.**

2. The Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, is given below and forms part of the Notice.

3. The Company has appointed M/s Alankit Assignments Ltd. (Alankit), 205-206, Anarkali Market, Jhandewalan Extn., New Delhi - 110 055 as its Registrars and Share Transfer Agent for physical shares. Alankit is already the depository interface of the Company with both NSDL and CDSL.

   However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at 25, Nehru Place, New Delhi-110 019. Tel No. 011-26476092; email address: secretarial@ranbaxy.com

4. The Register of Members and Share Transfer Books of the Company will remain closed from Thursday, June 12, 2003 to Wednesday, June 25, 2003 (both days inclusive).

5. Final Dividend on Equity Shares as recommended by the Board of Directors for the year ended December 31, 2002, when declared at the Annual General meeting will be paid to members whose names appear –

   i) as Beneficial Owners as per list to be furnished by the Depositories in respect of the shares held in demat form and

   ii) as Members on the Register of Members of the Company as on June 25, 2003, after giving effect to all valid share transfers in physical form which would be received by the Company on or before June 11, 2003.

6. The Company has transferred unclaimed amounts of dividends paid up to 13.3.1996 to the General Revenue Account/ Investor Education and Protection Fund of the Central Government as required under Sections 205A and 205C of the Companies Act, 1956.

   The Company will transfer the unclaimed dividends to the Investor Education and Protection Fund (the Fund) established by the Central Government under Section 205 C of the Companies Act, 1956 in the years 2003 and 2004, as under :

Date of declaration of dividend	Due date for transfer to the Fund
10.09.1996	29.10.2003
13.01.1997	03.03.2004
30.09.1997	18.11.2004

   Members who have not encashed their dividend warrants within their validity period may write to the Company Secretary, Ranbaxy Laboratories Limited, 25, Nehru Place, New Delhi - 110 019, for obtaining payment in lieu of such warrants.

7. The documents referred to in the proposed resolutions are available for inspection at the Registered Office of the Company during working hours between 9.30 A.M. to 1.00 P.M. except on holidays.

8. The Certificate from the Auditors of the Company certifying that the Employees Stock Option Scheme of the Company is being implemented in accordance with the SEBI (Employees Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, and in accordance with the resolution of the general body will be available for inspection to members at the Annual General Meeting.

9. Members seeking any information relating to the Accounts may write to the Company at 25, Nehru Place, New Delhi-110019, for the attention of Mr. S. K. Patawari, Company Secretary at the earliest.

10. Members/proxies should bring the attendance slips duly filled in for attending the meeting.

11. Members who hold shares in physical form may nominate a person in respect of all the shares held by them whether singly or jointly. Members who hold shares singly are advised to avail of the nomination facility by filing Form 2B in their own interest. Blank forms will be supplied by the Company on request. Members holding shares in demat form may contact their respective depository for recording of nomination.

12. Payment of Dividend through ECS :

    a) Members holding shares in physical form are advised to submit particulars of their bank account, viz., name and address of the branch of the bank, 9 digit MICR code of the branch, type of account and account number latest by June 11, 2003, to the Company Secretary at 25, Nehru Place, New Delhi-110019.

    b) Members holding shares in demat form are advised to inform their particulars of their bank account to their respective depository participant.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

ITEM NOS. 7 AND 8

Under the Employees Stock Option Scheme of the Company ("the Scheme"), members of the Company at the Annual General Meeting held on June 29, 2000, had authorised the Board of Directors (the Board) to issue up to 25 lacs options (one option corresponding to one equity share).

Out of the above, the unutilized balance of options is presently about 72,000.

In view of the above position and considering continuation of the Scheme, approval of members is being sought to issue further options up to 40 lacs under the Scheme from time to time.

Main features of the Scheme are as under :

1. Total number of options/shares to be issued under the Scheme :

   Up to 40,00,000 (forty lacs) options in the aggregate; [each option (after it is vested) being exercisable for one Equity Share of Rs.10 each fully paid-up on payment to the Company at price(s) to be determined in accordance with the Scheme] will be available for being granted to eligible management employees and Directors of the Company and its subsidiaries.

   In case of bonus & rights Issues and split of shares, the aggregate number of stock options granted would increase in the proportion of bonus & rights and split of shares.

2. Identification of classes of employees entitled to participate under the Scheme of the Company :

   (i) Permanent management employees of the Company.

   (ii) Directors of the Company.

   (iii) Permanent management employees and Directors of subsidiary companies.

   (hereinafter collectively referred to as "Employee(s)")

   Exclusion

   (i) An Employee who is a promoter or belongs to the promoter group.

   (ii) A Director who either by himself or through relative(s) or through any body corporate, directly or indirectly holds more than 10% of the outstanding Equity Shares of the Company.

3. Requirement of vesting, period of vesting and maximum period within which options shall be vested :

   The vesting period shall commence on expiry of one year from the date of grant of option(s) and the entitlement to vesting will be in the following graduated scale :

Period of service from the date of grant of options	Percentages of options that shall vest
End of 12 months	20%
End of 24 months	20%
End of 36 months	20%
End of 48 months	20%
End of 60 months	20%

   Special provisions have been made for vesting of options in case of retirement, death and total permanent disability of an Employee.

4. Exercise Price/Pricing Formulae :

   Exercise price shall be the average of the daily closing prices of the Equity Shares of the Company at the National Stock Exchange for a period of twenty six weeks preceding the date(s) of grant of options.

5. Exercise period and process of exercise :

   Options granted shall be excercisable till expiry of ten years from the date of their grant and shall lapse upon such expiry.

   Provided that in case an Employee resigns for any reason, the exercise period for all accumulated options shall expire at the end of 90 days from the date of cessation of employment.

   Against each vested option, an employee shall be entitled to exercise for one Equity Share of Rs.10 each fully paid-up on payment to the Company at price(s) to be determined in accordance with the Scheme.

6. Appraisal Process for determination of eligibility of Employees :

   Options will be granted essentially on the basis of performance and managerial grade.

7. Maximum number of options to be issued per Employee and in the aggregate:

   The number of options that may be granted to Employees under the Scheme shall be determined by the Board/Committee of Directors from time to time within the aggregate limit of 40 lacs options; number of options to an employee shall not exceed 40,000 options in a year.

8. Disclosure and Accounting policies :

   The Company shall comply with the disclosure and accounting policies prescribed by SEBI and with any other applicable regulations.

9. Bonus & Rights Issues :

   A fair and reasonable adjustment will be made to the number of options and/or to the exercise price(s) for bonus & rights issues and for split of shares between the date(s) of grant of options and exercise(s) of options.

   Approval of members is sought in terms of Section 81(1A) of the Companies Act, 1956 and under also in terms of SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 for issue of Equity Shares of the Company to Employees under the Scheme.

   Directors of the Company may be deemed to be interested or concerned in the Resolutions to the extent that Options/ Equity Shares could be granted/issued to them under the Scheme.

   The Board recommends the Resolutions for approval of members.

INFORMATION AS PER SECTION 217(2A) OF THE COMPANIES ACT, 1956 READ WITH THE COMPANIES (PARTICULARS OF EMPLOYEES) RULES, 1975 AND FORMING PART OF THE REPORT OF THE DIRECTORS FOR THE YEAR ENDED DECEMBER 31, 2002

SL. No.	NAME	DESIGNATION (Nature of Duties)	Age (Years)	Gross remuneration (Rs.)	Qualifications	Experience (Years)	Date of appointment	Last Employment/ Designation held	Last Employment since
A.	**EMPLOYED THROUGHOUT THE YEAR**								
1	AGARWAL, YOGISH *	Regional Manager	32	2,506,518	B.Chemistry	12	20/05/99	Sun Pharmaceuticals Ukraine / Country Manager	1991
2	AGRAWAL, S.C.	Director-Taxation	51	3,694,319	B.COM., LL.B., C.A.	28	02/05/91	DCM Shriram Consolidated Ltd. / Manager-Taxation	1991
3	AHLUWALIA, LALIT	Vice President-Business Finance	51	3,115,780	B.COM., C.A.	26	09/04/01	The Gillette India Ltd. / Director-Projects	1992
4	ARORA, V.K.	Director-PDR	48	2,779,060	M.PHARM, DIP IN BM	23	05/08/94	Cadila Laboratiries Ltd. / Dy.General Manager (Form.& Devp.)	1992
5	BATRA, ALOK *	Country Manager	33	2,514,729	M.Computer Engineering	10	16/08/94	Company Comicon Kiev / Deputy Director	1992
6	BHARDWAJ, S.K.	Director-India Operations	56	2,905,053	M.SC.	29	01/10/97	Pfizer Ltd. / Marketing Manager	1993
7	BINDRA, PUSHPINDER	Senior Vice President-Global Manufacturing	54	7,249,808	B.SC.(ENGG.), M.B.A.	31	15/06/81	Richardson Hindustan Ltd. / Production Executive (Pkg)	1979
8	BRAR, D.S.	CEO & Managing Director	50	34,282,175	B.E.(ELECT), M.B.A.	27	14/03/77	The Associated Cement Co.Ltd. / Systems Analyst	1975
9	CHANDRASHEKHAR, T.G.(Dr.)	Director-Analytical Research	40	3,337,362	Ph.D.	15	28/07/95	Torrent Pharmaceuticals Ltd. / Scientist-I Head Anal.Dev.	1992
10	CHAWLA, S.K.	Vice President-Internal Audit	52	4,477,656	M.COM., I.C.W.A., P.G.D.B.M.	31	10/07/78	Coal India Ltd. / Dy.Finance Manager	1976
11	DANI, SANJEEV I.	Director-India Operations	43	3,529,458	B.PHARM., M.B.A.	19	01/03/01	Johnson & Johnson Ltd. / Vice President-Sales & Marketing	1990
12	DAS, V.N.	Director-EHS	56	2,547,266	B.TECH., Master of Science	32	18/12/95	Bayer (India) Ltd. / VP-Corp.Quality, Director-manufacturing (Agrochemicals)	1983
13	DESAI, AMEET H.	Director-Mergers & Acquisitions	39	3,089,456	M.B.A.	16	05/07/01	Core Healthcare Ltd. / Vice President-Corporate	1991
14	DHAWAN, VINOD *	Regional Director	58	11,850,787	B.SC.,B.SC. (TEXT TECH.), M.B.A.	35	01/09/92	Cadbury India Ltd. / Vice President-Sales & Dairy Products	1988
15	GOSWAMI, RAHUL	Vice President-Strategic Planning & CIO	48	4,635,934	B.COM.(H), P.G.D.M.	25	15/10/79	Bharat Heavy Electricals Ltd. / Accounts Officer	1977
16	GOWRISHANKAR, R.(Dr.)	Director-Clinical Research	54	2,991,817	M.B.B.S., M.D. (Micro)	27	31/07/95	Astra IDL Ltd. / Medical Controller	1984
17	GUPTA, ANIL KUMAR	Director-Dewas Complex	49	3,259,910	B.TECH., P.G.D.M.	27	28/08/00	Torrent Pharma / Vice President (Ops.)	1999
18	GUPTA, R.C.	Director-Logistics & Trade Relations	49	2,702,120	B.COM.(H), C.A.	26	28/09/95	Western India Sugar & Chemicals / Executive Director	1992
19	JAJU, GOVIND K .	Director -Global Supply Chain	47	2,521,416	B.PHARM, LL.B.	26	04/04/94	Nicholas Piramal (I) Limited / Logistics Manager	1991
20	KAUL, S.D.	Vice President-Corporate Affairs, Global Licensing and Allied Businesses	45	6,770,925	B.PHARM., P.G.D.M.	22	01/11/84	Roche PDTS Ltd. / Product Manager	1983
21	KAUL, V.K.	Executive Vice President (Finance & Corporate Services) & Whole Time Director	59	14,508,639	B.SC.(H), F.C.A.	32	19/11/75	None	–
22	KOHLI, RANJIT	Director Finance-Global Manufacturing	47	2,711,116	B.COM., C.A.	22	12/12/94	Telephone Cables Ltd. / General Manager-Corp.Finance	1987
23	KUMAR, AJAY	General Manager-Contract Manufacturing	48	2,422,374	B.SC., M.PHARM	25	09/05/96	Ipca Laboratories Ltd. / Dy.General Manager (Formulation)	1994
24	KUMAR, NARESH (Dr.)	Vice President-Chemical Manufacturing	50	5,194,790	M.SC., Ph.D.	25	20/04/79	Sarabhai Research Centre / Senior-Chemist Research	1977
25	KUMAR, YATENDRA (Dr.)	Vice President-Chemical Research	47	5,247,854	M.SC., Ph.D.	21	29/04/88	University of Michigan Ltd. / Post-doctrol Fellow	1986
26	MAHNA, SANJEEV *	Regional Finance Controller	38	5,478,336	B.COM., C.A., C.S.	16	15/05/89	S.Surana & Co.Chartered Accountants /C.A.	1986
27	MALHOTRA, ATUL	Head-Global Consumer Healthcare & Regional Director-Middle East	47	7,780,176	B.TECH.	26	16/04/01	Hindustan Lever Ltd. / Category Development Manager	1976
28	MALIK, RAJIV	Vice President-Pharma Research & Regulatory Affairs	42	5,778,796	M.PHARM	19	28/05/91	Concept Pharmaceuticals Ltd. / Dy.Manager-R&D	1989
29	MARTHAK, KIRAN V. (Dr.)	Vice President-Clinical Research & Medical Affairs	53	4,871,792	M.B.B.S., TDD, M.D., DBM	24	02/08/99	Central Laboratory-Bio-Analytical Res.Corp.,Belgium / Consultant and Rep. in India	1997
30	MEHTA, SUSHIL	Director-Fine Chemicals	46	2,868,089	M.SC.(Microbiology)	22	01/03/01	Becton Dickinson India Ltd. / Business Manager	1996
31	PAREKH, RAMESH	Director-Paonta Complex	52	3,015,630	B.PHARM	33	19/11/75	Thrifty Stores / Pharmacist	1969
32	PATAWARI, S.K.	Company Secretary	47	2,610,694	M.COM., LL.B., A.C.S	25	27/12/84	The Institute of Company Secretaries of India / Assistant Director-Research	1981
33	PUROHIT, A.K. (Dr.)	Vice President-International Marketing Development	50	2,837,950	M.B.B.S., M.D.	22	31/12/90	Cadila Laboratories / Medical Advisor	1983
34	RAIZADA, B.K.	Senior Vice President	59	6,094,120	B.COM., C.A.	34	23/04/73	Warner Hindustan Ltd./ Manager Audit & Systems	1968
35	RAMPAL, ASHOK KUMAR	Vice President-NDDS	50	5,020,018	M.PHARM	24	03/06/97	Ranbaxy Lilly Co. / Director-Pharma Research	1996
36	RANGARAJAN, S.	Director-Quality Assurance	53	2,437,845	M.SC.	30	03/09/93	United Brewaries Ltd. / Manager-Quality Assurance	1990

SL. No.	NAME	DESIGNATION (Nature of Duties)	Age (Years)	Gross remuneration (Rs.)	Qualifications	Experience (Years)	Date of appointment	Last Employment/ Designation held	Last Employment since
37	RATTAN, ASHOK (Dr.)	Director-Microbiology	50	3,158,943	M.B.B.S., M.D.	24	29/06/98	AIIMS / Addl. Professor	1987
38	RENATA, NOWACKA *	Country Manager- Poland	40	2,660,467	Master of Economy	16	01/04/97	Glaxo Wellcome / Director Adminstration	1989
39	ROY, DILIP	Director-Human Resources	43	2,694,475	B.A.(H), PGDPM&IR	20	20/11/91	Indian Aluminium Company Ltd. / Personnel Superintendent	1982
40	SAIGAL, MUNISH	Director-Forex Operations	48	2,877,980	M.SC.(H)	23	29/09/95	Brisk Foreign Exchange Company / Vice President	1993
41	SAINI, DEVENDRA *	Finance Manager	36	4,124,820	B. COM.	17	03/08/92	VTL India Ltd./ Sr.Accountant	1990
42	SALMAN, MOHAMMAD (Dr.)	Director-Medicinal Chemistry	46	3,128,966	M.S., Ph.D.	26	23/05/96	University of Texas Health Science Center / Assistant Professor	1994
43	SHARMA, NEERAJ *	Country Manager	30	5,385,094	B.E., M.B.A.	10	05/06/95	None	–
44	SINGH, MALVINDER MOHAN	Regional Director	30	4,328,701	B.A., GCIBEBC, M.B.A.	9	25/05/98	Merrill Lynch, Singapore / Summer Associate, Corp. Finance	1997
45	SINGH, MANINDER	Director-Finance & Treasury	39	2,472,512	B.COM.(H), C.A.	14	17/10/88	Harji Engineering Works (P) Ltd. / Finance Manager	1988
46	SINGHAL, LALIT KUMAR *	Finance Manager	35	3,186,862	B.COM., F.C.A., A.C.S.	11	01/11/99	Nicholas Piramal India Ltd. / Asst.GM Finance	1996
47	SRINIVAS, K.	Vice President-API Business & Strategic Purchasing	49	5,089,851	M.COM., M.B.A.	24	15/10/85	Hindustan Ciba Geigy Ltd. / Purchase Executive	1983
48	SWAMINATHAN, RAVI KUMAR *	Country Manager	33	4,226,642	Pharmacist	11	23/06/97	Natco Pharma Ltd./ Manager	1991
49	TEMPEST, BRIAN W.(Dr.)	President-Pharmaceuticals & Whole Time Director	55	31,544,346	B.SC.(H) Chem., Ph.D. in Polymer Chem.	31	01/04/01	Fisons / Worldwide Commercial Operations Director	1992
50	UPENDRA, UDAI	Vice President-Global Human Resources	50	5,981,291	BBA (BHU)., M.B.A.	31	16/04/01	Colgate Palmolive India Ltd. / Vice President-Human Resources	1992
B.	**EMPLOYED FOR PART OF THE YEAR**								
1	AHLUWALIA, TREMAN SINGH	General Manager, Sales	42	285,150	B.COM., M.B.A.	21	23/11/02	Om Kotak Mahindra Life Insurance Co.Ltd. / Chief Marketing Officer	2000
2	BARBHAIYA, RASHMI H.(Dr.)	President-Research & Development	50	9,433,266	M.SC., Ph.D. (Clinical Pharmacology)	21	15/04/02	Bristol-Myers Squibb / Vice President	1981
3	BARMAN, ATUL	Director-Stancare	39	1,305,439	B.COM.	21	01/02/99	Galderma / Manager (Impex)	1996
4	BAUKHANDI, S.S. (Dr.)	General Manager-Quality Control & Training (GMP)	48	642,798	M.SC., Ph.D.	25	30/07/91	Aristo Pharmaceuticals Ltd. / Quality Assurance Manager	1986
5	BHUSARI, A.K.	Director (Croslands Division)	53	1,313,291	M.SC. (Botany)	32	01/07/99	Lupin Laboratories Ltd. / Senior Vice President-Pharma	1995
6	CHARNA, ZARIR HOMI	Director-Corporate Affairs	58	2,225,644	B.SC., LL.B.	36	01/11/96	Glaxo India Ltd. / Senior Advisor Corp.Relations	1970
7	D'SOUZA, JULIAN	Director-Animal Health Care	59	1,189,217	M.A., M.B.A.	37	01/04/96	Deejai Group / Executive Director	1987
8	DUBEY, R.K.	General Manager-Customer Services	51	531,725	B.Tech., P.G.D.M.	29	03/10/97	Hinduja Hospital / Dy.Director-Materials	1987
9	GUPTA, J.B. (Dr.)	Director-Pharmacology (NDDR)	47	2,875,753	M.SC., Ph.D.	15	10/11/93	University of Saskatchewan, Saskatoon, Canada / Post-Doctoral Fellow Research	1989
10	KARKHANIS, U.W.	Director-Solus, Mumbai Operations	51	780,558	B.SC.	29	03/04/00	Lyka Laboratories Ltd./ General Manager - Marketing	1999
11	KHANNA, J.M. (Dr.)	President (Research & Development) & Whole Time Director	61	13,294,105	M.SC., Ph.D.	35	15/11/79	Central Drug Research Institute/ Scientist	1970
12	KOH,OON SIM *	Head - Business Development	37	1,626,373	B.SC PHARM (NUS-S'pore)	14	01/09/02	ICN Pharmaceuticals / Sales & Mkt.Director -ASEAN	1999
13	MEHTA, ANITA (Dr.)	Associate Director-Medicinal Chemistry	45	2,131,783	M.SC., Ph.D.	14	22/12/93	Institute De Chemie des Substances Naturelles, France / Research Associate	1991
14	NIRANJAN, MANOJ *	Country Manager - Myanmar	32	2,008,264	B.SC.	10	10/08/98	Sun Pharmaceuticals Industries Ltd. / Business Head in Myanmar	1995
15	ROY, S.B.	Director-Pharma Research	48	2,777,962	M.PHARM, M.B.A.	24	29/04/85	Astra I.D.L.Ltd. / Executive (Formulation Development)	1983
16	SAINI, KULVINDER SINGH (Dr.)	Director-Biotechnology	46	2,444,085	M.SC., Ph.D.	14	13/05/02	Alphagene Inc. MA, USA / Associate Director	2000
17	SAMPATH, VIJAYA	Vice President-Legal & Secretarial	49	1,127,594	B.A., LL.B., F.C.S.	16	21/10/02	Jyoti Sagar Associates, New Delhi / Partner	2000
18	SETYAWAN, TJAHJANA *	Head -Human Resources	41	2,058,815	M.B.A. (RSM-the Netherlands)	17	01/07/02	APRIL Ltd. / General Manager- HR	2001
19	SHARMA, RAJIV *	Business Development Manager	33	212,673	M.B.A.	10	15/04/00	None	–
20	SINGH, RAMESH B.	Sales Executive - Blue R	45	632,302	M.A., LL.B.	10	01/03/95	USV Limited / FSO	1992
21	SINHA, SANJAY KUMAR	General Manager-Production	44	2,161,401	B.SC., M.PHARM	16	15/05/85	Cyper Pharma / Assistant Manufacturing Chemist	1984
22	TAMASKAR, S.M.	General Manager-Manufacturing Services	53	1,069,059	B.E. (Chem.Engg.)	30	27/11/83	Maharashtra Antibiotics & Pharma Ltd. / Deputy Manager (Production)	1981

* Employees working overseas (remuneration paid converted into Indian Rupees)

Note : 1. The nature of employment in all cases is contractual.
2. Gross Remuneration excludes contributions to Gratuity Fund.
3. None of the employees is related to any of the Directors of the Company except Mr. Malvinder Mohan Singh who is related to Mr. Harpal Singh, a Director of the Company.

ITEM NO. 9

The Securities and Exchange Board of India (SEBI) had notified "Delisting of Securities Guidelines - 2003 on February 17, 2003" ("the Guidelines"). As per the Guidelines, a company may seek voluntary delisting of its securities from all or some of the stock exchanges and further that an exit opportunity is not required to be provided in cases where such securities continue to be listed at a stock exchange having nationwide trading terminals i.e. The Stock Exchange, Mumbai, the National Stock Exchange and any other stock exchange(s) that may be specified by SEBI in this regard.

At present, Equity Shares of the Company are listed at the Stock Exchanges at Mumbai, Delhi, Kolkata, Ludhiana, Ahmedabad and the National Stock Exchange.

It is proposed to de-list the Equity Shares of the Company from the Stock Exchanges at Kolkata, Delhi, Ahmedabad and Ludhiana, in view of their negligible trading at these exchanges. Consent of members is sought to de-list the Equity Shares of the Company at the Stock Exchanges at Kolkata, Delhi, Ahmedabad and Ludhiana as proposed in the Special Resolution.

The Board recommends the Resolution for approval of members.

None of the Directors of the Company are interested or concerned in the proposed Resolution.

ITEM NO. 10

Members at the Annual General Meeting held on June 29, 2000 approved the appointment and terms thereof including remuneration payable to Mr. D. S. Brar as the Chief Executive Officer and Managing Director for a tenure of five years effective July 5, 1999.

At a meeting of the Board held on April 29, 2003, it has recommended a revision in the ceiling on basic salary of Mr. Brar from Rs. 60 lacs per annum to Rs. 80 lacs per annum effective January 1, 2003, within which the Board may fix such salary from time to time during the remaining tenure.

All other terms and conditions of his appointment remain unchanged. The revised ceiling on basic salary proposed is within the applicable limit under Schedule XIII to the Companies Act, 1956.

The Board recommends the resolution for approval of members.

Mr. Brar is interested or concerned in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

The Notice read with the Explanatory Statement may be treated as an abstract of the variation in the terms of remuneration to Mr. Brar as required to be circulated under Section 302 of the Companies Act, 1956.

ITEM NO. 11

Members at the Annual General Meeting held on June 28, 2002 approved the appointment and terms thereof including remuneration payable to Dr. Brian W. Tempest as President - Pharmaceuticals and Whole-time Director for the tenure from July 9, 2001 to June 30, 2005.

At a meeting of the Board held on April 29, 2003, it has recommended a revision in the ceilings on basic salary and perquisites of Dr. Tempest effective January 1, 2003 as follows, within which the Board may fix such salary and perquisites from time to time during the remaining tenure:

(i) Basic Salary - from Rs. 48 lacs per annum to Rs. 72 lacs per annum.

(ii) Perquisites - from Rs. 180 lacs per annum to Rs. 200 lacs per annum.

Perquisites will include allowances, benefits, facilities and amenities (collectively, "perquisites") such as furnished residential accommodation or house rent allowance in lieu thereof, maintenance of such accommodation, furnishings, repairs, utility allowance, etc., medical reimbursement, leave travel assistance/allowance, membership fee(s) of clubs, reimbursement of cost of education for one son, life, disability & health insurance, return trips to UK for self and family members, hospitalisation and accident insurance, security at residence, and any other "perquisites" as per policy/rules of the Company in force and/ or as approved by the Board from time to time.

All other terms and conditions of his appointment remain unchanged. The revised ceilings on basic salary and perquisities as proposed are within the applicable limit under Schedule XIII to the Companies Act, 1956.

The Board recommends the resolution for approval of members.

Dr. Tempest is interested or concerned in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

The Notice read with the Explanatory Statement may be treated as an abstract of the variation in the terms of remuneration to Dr. Tempest as required to be circulated under Section 302 of the Companies Act, 1956.

By Order of the Board

Place : New Delhi
Dated : May 16, 2003

S. K. PATAWARI
Company Secretary

Brief Résumé and other information in respect of Non-Executive Directors seeking re-appointment at the Annual General Meeting:

Mr. Surendra Daulet-Singh

Mr. Surendra Daulet-Singh (60) is a graduate from the St. Stephens College, Delhi. He was appointed as a Director of the Company on August 1, 1997.

His area of expertise is management of human resources and commercial banking. He has held senior managerial positions in multinational banks. He is the head of executive search firm, GKR Daulet-Singh.

He is a member of the following committees of the Board of Directors of the Company :

1. Management Committee
2. Audit Committee
3. Finance Committee

Nature of expertise in specific functional area – Human resources and commercial banking

He is a Director of CGU Dabur Life Insurance Company Ltd, New Delhi and member of its Audit Committee.

Mr. Nimesh N. Kampani

Mr. Nimesh N. Kampani (56) is a fellow member of the Institute of Chartered Accountants of India. He was appointed as a Director of the Company on November 20, 1997.

Mr. Kampani is an eminent financial expert and is on the Boards of several well known public listed companies. He is the Chairman of the JM Morgan Stanley Group. He has been a member of various committees constituted by SEBI, Stock Exchanges, Chambers of Commerce and The Institute of Chartered Accountants of India.

He is a member of the following committees of the Board of Directors of the Company :

1. Management Committee
2. Finance Committee

Nature of expertise in specific functional areas – Investment & merchant banking and restructuring of corporates, mergers & acquisitions

Mr. Kampani is a Director and member of Committees of the Boards of the following public companies :

Directorship		Member of Committees of the Boards
J. M. Share & Stock Brokers Ltd.	Chairman	Britannia Industries Ltd.
Kampani Consultants Ltd.	Chairman	– Audit Committee
		Escorts Ltd.
		– Loan & Guarantee Committee
Ambuja Cement India Ltd.	Director	Gujarat Ambuja Cements Ltd.
Apollo Tyres Ltd.	Director	– Audit Committee - Chairman
Britannia Industries Ltd.	Director	– Management Committee
Escorts Ltd.	Director	– Compensation Committee
Gujarat Ambuja Cements Ltd.	Director	J.M. Share & Brokers Ltd.
KSB Pumps Ltd.	Director	– Executive Committee - Chairman
		– Compensation Committee
		KSB Pumps Limited
		– Audit Committee - Chairman

Mr. Harpal Singh

Mr. Harpal Singh (53), holds a B.A. (Honours) degree in Economics from the St. Stephens College, Delhi University and a Masters degree in Public Affairs from California State College at Hayward, California, USA. He was appointed as a Director of the Company on July 10, 2000.

He started his career with Tata Administrative Service and has had a diverse and wide ranging corporate experience of over 27 years that includeds senior positions held in Hindustan Motors, Shaw Wallace, Mahindra & Mahindra and Telco. He is / has been involved with educational institutions at the Governing Council level that include, Doon School, Shriram School, Scindia School and Salwan Educational Trust.

He is a member of the following committees of the Board of Directors of the Company :

1. Management Committee
2. Audit Committee

Nature of expertise in specific functional area – Corporate strategy projects and marketing

Mr. Singh is a Director and member of Committees of the Boards of following other companies :

Directorship		Member of Committee of the Board
Fortis Healthcare Ltd.	Chairman & Managing Director	Fortis Healthcare Limited
SRL Ranbaxy Ltd.	Chairman & Managing Director	– Management Committee - Chairman
Fortis Financial Services Ltd.	Chairman	– Audit Committee
Fortis Securities Ltd.	Chairman	

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar-160 055, Distt.Ropar (Punjab)

ATTENDANCE SLIP

42nd Annual General Meeting
June 25, 2003

Full Name of the Shareholder/Proxy attending the meeting

....

(First Name) (Second Name) (Surname)

FIRST HOLDER/JOINT HOLDER/PROXY
(Strike out whichever is not applicable)

FULL NAME OF FIRST HOLDER..
(If Jointholder/Proxy attending) (First Name) (Second Name) (Surname)

....
Signature of the Shareholer/Proxy

Please note that no gifts/Company products will be given at the meeting

---

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar-160 055, Distt.Ropar (Punjab)

PROXY FORM

Folio No.......................................
DP ID..
Client ID ....

I/We...of..

....
(Full Address)

in the State of .... being a member(s) of Ranbaxy Laboratories Limited

hereby appoint ....
(Name in Blocks)

of .... in the State of .... or failing
(Address)

him/her .... of ....
(Name in Blocks) (Address)

in the State of as my / our proxy to vote for me/us and on my / our behalf at the 42nd Annual General Meeting of the Company to be held on **Wednesday June 25, 2003 at 11 A.M. at The National Institute of Pharmaceutical Education and Research (NIPER), Sector-67, S.A.S. Nagar (Mohali) - 160 062, Punjab** and at any adjournment thereof.

As WITNESS my/our hand/hands is/are affixed this .... day of 2003
(Date) (Month)


Affix
30 Paise
Revenue
Stamp

Signature..

Note : 1. The proxy need not be a member of the Company.
2. The proxy form duly signed across 30 paise Revenue Stamp should reach the Company's Registered Office at least 48 hours before the time of the meeting.

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Ranbaxy Laboratories Limited
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e-mail : paresh.chaudhry@ranbaxy.com
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RANBAXY
LABORATORIES LIMITED

19, Nehru Place, New Delhi - 110019 (India)
Phone : (91-11) 26452666-72 Fax : (91-11) 26465748
Website : www.ranbaxy.com